
05065379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL
RECEIVED
OCT 17 2005
WASH. D.C.
199
PROCESSING
SECTION

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

(1) TriOil Ltd.
(2) Yangarra Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Yangarra Resources Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(1) 896723
(2) 05473M
(CUSIP Number of Class of Securities (if applicable))

DL Service Inc.
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
(206) 903-2373
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 13, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

- Notice of Special Meetings and Joint Management Information Circular, dated September 30, 2005
- TriOil Ltd. Form of Proxy
- Yangarra Resources Inc. Form of Proxy
- Letter of Transmittal to TriOil Ltd. Shareholders
- Letter of Transmittal to Yangarra Resources Inc. Shareholders

Item 2. **Informational Legends**

See page 10 of the Notice of Special Meetings and Joint Management Information Circular, dated September 30, 2005.

NOTICE OF SPECIAL MEETINGS

of

TRIOIL LTD.

and

YANGARRA RESOURCES INC.

JOINT MANAGEMENT INFORMATION CIRCULAR

dated September 30, 2005
with respect to the
Proposed Amalgamation

of

TRIOIL LTD.

and

YANGARRA RESOURCES INC.

This joint management information circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by and on behalf of the management of TriOil Ltd. ("**TriOil**") for use at the special meeting of TriOil shareholders to be held on November 9, 2005 at the time and place and for the purposes set out in the accompanying Notice of Meeting and any adjournment thereof (the "**TriOil Meeting**"). This Information Circular is also furnished in connection with the solicitation of proxies by and on behalf of the management of Yangarra Resources Inc. ("**Yangarra**") for use at the special meeting of Yangarra shareholders to be held on November 9, 2005 at the time and place and for the purposes set out in the accompanying Notice of Meeting and any adjournment thereof (the "**Yangarra Meeting**").

All information contained in this Information Circular with respect to TriOil was supplied by TriOil for inclusion herein, and with respect to such information, Yangarra and its board of directors and officers have relied on TriOil. All information contained in this Information Circular with respect to Yangarra was supplied by Yangarra for inclusion herein, and with respect to such information, TriOil and its board of directors and officers have relied on Yangarra.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the TriOil Meeting or the Yangarra Meeting other than as contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The TSX Venture Exchange Inc. has not in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

TABLE OF CONTENTS

PAGE

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD vi

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF YANGARRA RESOURCES INC. viii

GLOSSARY OF TERMS 1

ABBREVIATIONS 6

CONVERSION 7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 7

DOCUMENTS CONCERNING TRIOIL INCORPORATED BY REFERENCE 7

DOCUMENTS CONCERNING YANGARRA INCORPORATED BY REFERENCE 9

INFORMATION FOR UNITED STATES SHAREHOLDERS 10

SUMMARY 11
The Proposed Amalgamation 11
Reasons for the Amalgamation 12
Board of Directors and Management 12
Special Committees 13
Board Recommendations 13
Fairness Opinions 13
Right to Dissent 13
The Meetings 14
TriOil Ltd 14
Yangarra Resources Inc. 14
Selected Financial Information of TriOil 14
Selected Financial Information of Yangarra 15
Selected Pro Forma Financial Information 15
Selected Operational Information 16
Selected Reserves Data 16
Use of Available Funds 18
Administration Costs 19
Stock Exchange Listing 20
Market Price of TriOil Shares and Yangarra Shares 20
Procedure for the Amalgamation to Become Effective 20
Exchange of Share Certificates 20
Canadian Federal Income Tax Considerations 20
Risk Factors 21
Accompanying Documents 21

PART I – INTRODUCTION AND GENERAL PROXY INFORMATION 22

SOLICITATION OF PROXIES 22

REVOCABILITY OF PROXY 23

PERSONS MAKING THE SOLICITATION 23

EXERCISE OF DISCRETION BY PROXY 23

SIGNING OF PROXY 23

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES 23

VOTING SHARES AND PRINCIPAL SHAREHOLDERS 24

PART II – MATTERS TO BE ACTED ON AT THE MEETINGS 24
Shareholder Approval Respecting Amalgamation 24

Other Business 27
Interest of Certain Persons and Companies in Matters to be Acted On 27
Additional Information 27

PART III – THE AMALGAMATION 27

SUMMARY OF PROPOSED AMALGAMATION 27
The Amalgamation and Amalgamation Agreement 27
Reasons for the Amalgamation 29
TriOil Special Committee Review 29
Fairness Opinion of Woodstone 30
Prior Valuations of TriOil 31
Deliberations of the Board of Directors of TriOil 31
Yangarra Special Committee Review 31
Fairness Opinion of Raymond James 32
Prior Valuations of Yangarra 33
Deliberations of the Board of Directors of Yangarra 33
Board Recommendations 33
Conditions to the Amalgamation 33
Termination of the Amalgamation Agreement 36
Procedure for the Amalgamation to Become Effective 37
Timing 37
Additional Information Concerning TriOil and Yangarra 37
Fees and Expenses 37
Termination Fees 37

AMALCO 38
Composition of Board of Directors and Management of Amalco 38
Principal Business of Amalco 43
Selected Pro Forma Financial Information 43
Amalco Securities 44
Pro Forma Consolidated Capitalization 45
Fully Diluted Share Capital of Amalco 45
Use of Available Funds 46
Administration Costs 46
Proposed Compensation of Amalco 47
Principal Shareholders of Amalco 47
Promoters of TriOil, Yangarra and Amalco 47
Escrowed Securities 48
Auditor, Transfer Agent and Registrar 48

RIGHT OF DISSENT 48

RISK FACTORS 50
Completion of the Amalgamation 50
Exploration, Development and Production Risks 50
Insurance 50
Prices, Markets and Marketing of Crude Oil and Natural Gas 51
Substantial Capital Requirements; Liquidity 51
Competition 51
Environmental Risks 52
Kyoto Protocol 52
Reserves Replacement 52
Reliance on Operators and Key Employees 52
Dividends 52
Conflicts of Interest 52
Permits and Licenses 53
Additional Funding Requirements 53
Issuance of Debt 53

Availability of Drilling Equipment and Access Restrictions 53

INDUSTRY CONDITIONS 53
Pricing and Marketing - Oil and Natural Gas 53
The North American Free Trade Agreement 54
Provincial Royalties and Incentives 54
Land Tenure 55
Environmental Regulation 55

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 56
Shareholders Resident in Canada 56
Shareholders Not Resident in Canada 57

STOCK EXCHANGE LISTING 58

PUBLIC AND INSIDER OWNERSHIP OF AMALCO 58

PART IV – INFORMATION CONCERNING TRIOIL LTD. 58

CORPORATE HISTORY AND BACKGROUND OF TRIOIL 58

GENERAL DEVELOPMENT OF TRIOIL 59
TriOil 59
Predecessor TriOil 59
Entrada 59

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF TRIOIL 60
Disclosure of Reserves Data 60
Pricing Assumptions 63
Reconciliations of Changes in Reserves and Future Net Revenue of TriOil 64
Reserves Reconciliation 64
Additional Information Relating to Reserves Data of TriOil 65
Significant Factors or Uncertainties 66
Future Development Costs 66
Other Oil and Gas Information 66
Oil And Gas Wells 68
Properties with no Attributed Reserves 68
Forward Contracts 68
Additional Information Concerning Abandonment and Reclamation Costs 68
Tax Horizon 68
Costs Incurred 68
Exploration and Development Activities 69
Production Estimates 69
Production History of TriOil 70
Estimate of Fair Value of Unproved Property 70

DESCRIPTION OF SHARE CAPITAL OF TRIOIL 71
Common Shares 71
First Preferred Shares 71
Second Preferred Shares 71

CAPITALIZATION OF TRIOIL 71

PRIOR SALES OF TRIOIL 72

PRINCIPAL HOLDERS OF VOTING SECURITIES OF TRIOIL 72

DIRECTORS AND OFFICERS OF TRIOIL 72

SELECTED FINANCIAL INFORMATION OF TRIOIL 73
Selected Financial Information 74
Selected Quarterly Financial Information 74

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS OF TRIOIL 74

EXECUTIVE COMPENSATION OF TRIOIL 74
INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT OF TRIOIL 75
PRICE RANGE AND TRADING VOLUME OF TRIOIL 75
ESCROWED SECURITIES OF TRIOIL 75
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OF TRIOIL 76
DIVIDEND RECORD AND POLICY OF TRIOIL 76
PROMOTERS OF TRIOIL 76
MATERIAL CONTRACTS OF TRIOIL 76
LEGAL PROCEEDINGS OF TRIOIL 76
AUDITORS, TRANSFER AGENT AND REGISTRAR OF TRIOIL 76
RELATIONSHIP BETWEEN TRIOIL AND PROFESSIONAL PERSONS OF TRIOIL 76
RISK FACTORS CONCERNING TRIOIL 77
PART V – INFORMATION CONCERNING YANGARRA RESOURCES INC. 77
CORPORATE HISTORY AND BACKGROUND OF YANGARRA 77
GENERAL DEVELOPMENT OF YANGARRA 77
DESCRIPTION OF PROPERTIES OF YANGARRA 78
Principal Properties 78
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF YANGARRA 80
Disclosure of Reserves Data 80
Pricing Assumptions 83
Reconciliations of Changes in Reserves and Future Net Revenue of Yangarra 84
Additional Information Relating to Reserves Data 85
Other Oil and Gas Information 86
Estimate of Fair Value of Unproved Property 89
DIRECTORS AND OFFICERS OF YANGARRA 90
SELECTED FINANCIAL INFORMATION OF YANGARRA 91
Selected Annual Financial Information 91
Selected Quarterly Financial Information 91
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS OF YANGARRA 92
DESCRIPTION OF SHARE CAPITAL OF YANGARRA 92
Common Shares 92
Preferred Shares 92
PRINCIPAL HOLDERS OF VOTING SECURITIES OF YANGARRA 92
DIVIDEND RECORD AND POLICY OF YANGARRA 92
CAPITALIZATION OF YANGARRA 93
STATEMENT OF EXECUTIVE COMPENSATION OF YANGARRA 93
PRIOR SALES OF YANGARRA 93
INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT OF YANGARRA 93
PRICE RANGE AND TRADING VOLUME OF YANGARRA 94
ESCROWED SECURITIES OF YANGARRA 94

LEGAL PROCEEDINGS OF YANGARRA 94
AUDITORS, TRANSFER AGENT AND REGISTRAR OF YANGARRA 95
MATERIAL CONTRACTS OF YANGARRA 95
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OF YANGARRA 95
NON ARM'S LENGTH PARTY TRANSACTIONS OF YANGARRA 95
INVESTOR RELATIONS ARRANGEMENTS OF YANGARRA 95
RELATIONSHIP BETWEEN YANGARRA AND PROFESSIONAL PERSONS 95
PROMOTERS OF YANGARRA 95
RISK FACTORS CONCERNING YANGARRA 96

SCHEDULES

Schedule "A" – Unaudited Pro Forma Financial Statements
Schedule "B" – TriOil Fairness Opinion
Schedule "C" – Yangarra Fairness Opinion
Schedule "D" – Amalgamation Agreement
Schedule "E" – Section 191 of the *Business Corporations Act* (Alberta)
Schedule "F" – National Instrument 51-101 Forms

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD.

to be held on Wednesday, November 9, 2005

TO: THE TRIOIL SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a special meeting (the "**TriOil Meeting**") of the holders of common shares ("**TriOil Shares**") of TriOil Ltd. ("**TriOil**") will be held at the offices of Burstall Winger LLP, Barristers and Solicitors, Suite 3100, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2, on Wednesday, November 9, 2005 at 11:00 a.m. (Calgary time) for the following purposes:

1. To consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the amalgamation agreement dated August 30, 2005 between TriOil and Yangarra Resources Inc. ("**Yangarra**"), pursuant to which it is proposed that TriOil and Yangarra amalgamate (the "**Amalgamation**") to continue as a new corporation ("**Amalco**") which will carry on business under the name "Yangarra Resources Ltd.", all as more particularly described in the joint management information circular of TriOil and Yangarra dated September 30, 2005, accompanying and forming part of this Notice of Meeting (the "**Information Circular**"); and

2. To transact such other business as may be properly brought before the TriOil Meeting or any adjournment thereof.

The nature of the business to be transacted at the TriOil Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Information Circular.

Pursuant to section 191 of the *Business Corporations Act* (Alberta) ("ABCA"), the holders of TriOil Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and to be paid fair value for such shares. Holders of TriOil Shares wishing to dissent with respect to the Amalgamation must send a written objection to TriOil, addressed to the President of TriOil at the registered office of TriOil c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: William S. Maslechko at or prior to the time of the TriOil Meeting in order to be effective.

A shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of section 191 of the ABCA is reproduced in Schedule "E" to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the written objection to the Amalgamation Resolution is required to be received by TriOil or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

The record date for the determination of shareholders entitled to receive notice of and to vote at the TriOil Meeting is September 30, 2005. Shareholders of TriOil whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the TriOil Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholders' shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the TriOil Meeting, to be included in the list of shareholders eligible to vote at the TriOil Meeting, such transferee will be entitled to vote those shares at the TriOil Meeting.

A shareholder may attend the TriOil Meeting in person or may be represented by proxy. Shareholders who are unable to attend the TriOil Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the TriOil Meeting or any

adjournment thereof. To be effective, the enclosed proxy for TriOil must be mailed so as to reach or be deposited with the President of TriOil c/o CIBC Mellon Trust Company, 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the TriOil Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy for TriOil are directors and/or officers of TriOil. Each shareholder has the right to appoint a proxy holder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the TriOil Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a TriOil shareholder should be delivered by facsimile to CIBC Mellon Trust Company at (403) 264-2100.

DATED at Calgary, Alberta, as of the 30th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF TRIOIL LTD.

"Joseph M. Dutton"

Joseph M. Dutton,
President and Chief Executive Officer of TriOil Ltd.

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF YANGARRA RESOURCES INC.

to be held on Wednesday, November 9, 2005

TO: THE YANGARRA SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a special meeting (the "**Yangarra Meeting**") of the holders of common shares ("**Yangarra Shares**") of Yangarra Resources Inc. ("**Yangarra**") will be held at the offices of Burstall Winger LLP, Barristers and Solicitors, Suite 3100, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2, on Wednesday, November 9, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

1. To consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the amalgamation agreement dated August 30, 2005 between TriOil Ltd. ("TriOil") and Yangarra, pursuant to which it is proposed that TriOil Ltd. and Yangarra amalgamate (the "**Amalgamation**") to continue as a new corporation ("**Amalco**") which will carry on business under the name "Yangarra Resources Ltd.", all as more particularly described in the joint management information circular of TriOil and Yangarra dated September 30, 2005, accompanying and forming part of this Notice of Meeting (the "**Information Circular**"); and

2. To transact such other business as may be properly brought before the Yangarra Meeting or any adjournment thereof.

The nature of the business to be transacted at the Yangarra Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Information Circular.

Pursuant to section 191 of the *Business Corporations Act* (Alberta) ("ABCA"), the holders of Yangarra Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and to be paid fair value for such shares. Holders of Yangarra Shares wishing to dissent with respect to the Amalgamation must send a written objection to Yangarra, addressed to the President of Yangarra at the registered office of Yangarra, 3100, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2, Attention: Douglas M. Stuve, at or prior to the time of the Yangarra Meeting in order to be effective.

A shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of section 191 of the ABCA is reproduced in Schedule "E" to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the written objection to the Amalgamation Resolution is required to be received by Yangarra, or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Yangarra Meeting is September 30, 2005. Shareholders of Yangarra whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Yangarra Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholders' shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Yangarra Meeting, to be included in the list of shareholders eligible to vote at the Yangarra Meeting, such transferee will be entitled to vote those shares at the Yangarra Meeting.

A shareholder may attend the Yangarra Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Yangarra Meeting or any adjournment thereof in person are

requested to date, sign and return the accompanying form of proxy for use at the Yangarra Meeting or any adjournment thereof. To be effective, the enclosed proxy for Yangarra must be mailed so as to reach or be deposited with the President of Yangarra c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Yangarra Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy for Yangarra are directors and/or officers of Yangarra. Each shareholder has the right to appoint a proxy holder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Yangarra Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by an Yangarra shareholder should be delivered by facsimile to Computershare Trust Company of Canada at (416) 263-9524 or 1-866-249-7775.

DATED at Calgary, Alberta, as of the 30th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF YANGARRA RESOURCES INC.

"James G. Evaskevich"

James G. Evaskevich,
President and Chief Executive Officer of
Yangarra Resources Inc.

GLOSSARY OF TERMS

In this Information Circular, unless the context otherwise requires, capitalized words and phrases shall have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning ascribed thereto in the ABCA, as amended;

"**Amalco**" means the combined business entity resulting from the amalgamation of TriOil and Yangarra, as it will exist upon completion of the Amalgamation;

"**Amalco Shares**" means the common shares of Amalco after giving effect to the Amalgamation;

"**Amalco TriOil Replacement Agent's Options**" means the 137,049 agent's options of Amalco to be issued pursuant to the Amalgamation in replacement for the 137,049 outstanding TriOil Agent's Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at a price of $0.65 per share until November 17, 2005, in accordance with their terms;

"**Amalco TriOil Replacement Options**" means the 2,045,000 stock options of Amalco to be issued pursuant to the Amalgamation in replacement for the 2,045,000 outstanding TriOil Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at prices ranging from $0.46 to $0.65 per share until expiry dates ranging from September 28, 2009 to September 16, 2010, in accordance with their terms;

"**Amalco Warrants**" means the 1,191,662 warrants of Amalco issued in exchange for the TriOil Warrants, each of which will entitle the holder to purchase one Amalco Share for $0.90 per share until March 4, 2006, in accordance with their terms;

"**Amalco Yangarra Replacement Options**" means the 2,490,425 stock options of Amalco to be issued pursuant to the Amalgamation in replacement for the 2,621,500 outstanding Yangarra Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at prices ranging from $0.21 to $1.05 per share until expiry dates ranging from August 18, 2007 to September 16, 2010, in accordance with their terms;

"**Amalgamation**" means the amalgamation of TriOil and Yangarra pursuant to the terms of the Amalgamation Agreement;

"**Amalgamation Agreement**" means the amalgamation agreement dated August 30, 2005 between TriOil and Yangarra relating to the amalgamation of TriOil and Yangarra to continue as a new entity, which will carry on business under the name "Yangarra Resources Ltd.";

"**Amalgamation Resolution**" means the special resolution approving the Amalgamation Agreement and the Amalgamation to be placed before the TriOil Shareholders and the Yangarra Shareholders at the Meetings;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended;

"**Available Funds**" means the estimated working capital (total current assets less total current liabilities) available to TriOil and Yangarra as at June 30, 2005, together with the amounts and sources of other funds which will be available to TriOil and Yangarra prior to or concurrently with the completion of the Amalgamation, being approximately $2,100,000;

"**business day**" means any day other than a Sunday, Saturday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

"**Certificate of Amalgamation**" means a certificate of amalgamation issued by the Registrar pursuant to the ABCA in respect of the Amalgamation;

"**constant prices and costs**" means prices and costs used in an estimate that are:

(a) the issuer's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"Depositary" means Computershare Investor Services Inc.;

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems;

"Development well" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive;

"Dissenting Shareholders" means shareholders who validly exercise the right of dissent under the ABCA and thereby become entitled to receive the fair value of their TriOil Shares or Yangarra Shares, as applicable;

"Effective Date" means the date the Certificate of Amalgamation is issued under the ABCA in respect of the Amalgamation;

"Entrada" means Entrada Energy Inc., a predecessor corporation of TriOil;

"Exchange Ratio" means the exchange ratio for the Amalgamation, being one (1) Amalco Share for each TriOil Share and 0.95 of an Amalco Share for each one (1) Yangarra Share;

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells;

"**Exploratory well**" means a well that is not a development well, a service well or a stratigraphic test well;

"**First Preferred Shares**" means the first preferred shares, issuable in one or more series, of Amalco;

"**forecast prices and costs**" means future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"**Gross**" means:

(a) in relation to an issuer's interest in production or reserves, its "company gross reserves", which are an issuer's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interest of the issuer;

(b) in relation to wells, the total number of wells in which the issuer has an interest; and

(c) in relation to properties, the total area of properties in which the issuer has an interest;

"**IICC**" means Independent Investor Communications Corporation;

"**Information Circular**" or "**Circular**" means this joint management information circular, including all documents incorporated herein by reference, schedules hereto and including the summary hereof, prepared in connection with the Meetings;

"**Instrument of Proxy**" or "**Proxy**" means the instrument of proxy of TriOil or Yangarra, as applicable, accompanying this Information Circular;

"**material adverse change**" or "**material adverse effect**" means, when used in connection with a party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights or liabilities, whether contractual or otherwise, of Yangarra or TriOil, as the case may be, which is materially adverse to the business, operations or financial condition of Yangarra or TriOil, as the case may be, taken as a whole, other than a change or effect (i) which arises out of a matter that has in the case of TriOil been publicly disclosed or otherwise disclosed in writing to Yangarra or TriOil, as the case may be, prior to the date hereof; (ii) resulting from conditions affecting the oil and gas industry as a whole; or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States and elsewhere;

"**Meeting**" means either the TriOil Meeting or the Yangarra Meeting, as the context requires;

"**Meetings**" means, collectively, the TriOil Meeting for TriOil Shareholders and the Yangarra Meeting for Yangarra Shareholders to be held on November 9, 2005;

"**Net**" means:

(a) in relation to an issuer's interest in production or reserves, the issuer's working interest (operating or non-operating) share after deduction of royalty obligations, plus the issuer's royalty interests in production or reserves;

(b) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its Gross wells; and

(c) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Notice of Meeting**" means the notice of the TriOil Meeting and the notice of Yangarra Meeting which accompany this Information Circular;

"**person**" includes an individual, body corporate, partnership, trust, syndicate, association or other form of unincorporated entity;

"**Policy 5.2**" means Policy 5.2 of the TSX Venture Corporate Finance Manual entitled "Change of Business and Reverse Take Over";

"**Predecessor TriOil**" means TriOil Inc., a predecessor corporation of TriOil;

"**Professional Persons**" means any person whose profession gives authority to a statement made by the person in such person's professional capacity and includes a barrister and solicitor, a public accountant, appraiser, valuator, auditor, engineer or geologist;

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves;

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Raymond James**" means Raymond James Ltd., financial advisor to Yangarra;

"**Registrar**" means the Registrar of Corporations appointed pursuant to the ABCA;

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed;

"**Second Preferred Shares**" means the second preferred shares, issuable in one or more series, of Amalco;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Sproule**" means Sproule Associates Limited, independent engineers of Yangarra and TriOil;

"**Sproule TriOil Report**" means the independent engineering evaluation prepared by Sproule evaluating TriOil's petroleum and natural gas reserves and the net present values of future net revenue for those reserves as at July 31, 2005;

"**Sproule Yangarra Report**" means the independent engineering evaluation prepared by Sproule evaluating Yangarra's petroleum and natural gas reserves and the net present values of future net revenue for those reserves as at July 31, 2005;

"**subsidiary**" has the meaning ascribed thereto in the ABCA, as amended, except as otherwise provided herein;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TriOil**" means TriOil Ltd., a corporation amalgamated under the ABCA;

"**TriOil Agent's Options**" means the 137,049 outstanding agent's options of TriOil, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one TriOil Share at a price of $0.65 per share until November 17, 2005, in accordance with their terms;

"**TriOil Amalgamation**" means the arm's length amalgamation of Predecessor TriOil and Entrada completed on August 13, 2004 whereby TriOil issued one TriOil Share for each three shares of Predecessor TriOil and 0.8333 TriOil Shares for each one share of Entrada and 0.8333 TriOil Warrants for each one warrant of Entrada.

"**TriOil Escrow Agreement**" means the escrow agreement dated August 13, 2004 among TriOil, CIBC Mellon Trust Company and certain shareholders of TriOil, as required to be entered into in accordance with the policies of TSX Venture. See "Part IV - Information Concerning TriOil - Escrowed Securities of TriOil";

"**TriOil Fairness Opinion**" means the opinion of Woodstone, the financial advisor to TriOil and the TriOil Special Committee, that the consideration offered under the Amalgamation and the share exchange ratio is fair, from a financial point of view, to the TriOil Shareholders;

"**TriOil Meeting**" means the special meeting of TriOil Shareholders to be held on November 9, 2005;

"**TriOil Options**" means the 2,045,000 outstanding stock options of TriOil, as adjusted for any exercise after the date hereof, if any, each entitling the holder to purchase one TriOil Share at prices ranging from $0.46 to $0.65 per share until expiry dates ranging from September 28, 2009 to September 16, 2010, in accordance with their terms;

"**TriOil Shareholder**" or "**TriOil Shareholders**" means the holder or holders of the TriOil Shares;

"**TriOil Shares**" means the common shares of TriOil;

"**TriOil Special Committee**" means the special committee of the Board of Directors of TriOil formed to, among other things, consider and recommend to TriOil's Board of Directors, the terms and fairness of the Amalgamation, consisting of Robert M. Libin;

"**TriOil Warrants**" means the 1,191,662 previously issued share purchase warrants of TriOil, each of which entitles the holder to purchase one TriOil Share at an exercise price of $0.90 per share until March 4, 2006, in accordance with their terms;

"**TSX Venture**" means the TSX Venture Exchange Inc.;

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable or possible) to which they are assigned;

"**US**" or "**United States**" means the United States of America;

"**Woodstone**" means Woodstone Capital Inc., financial adviser to TriOil;

"**Yangarra**" means Yangarra Resources Inc., a corporation incorporated under the ABCA;

"**Yangarra Fairness Opinion**" means the opinion of Raymond James, the financial advisor to Yangarra and the Yangarra Special Committee, that the consideration offered under the Amalgamation and the share exchange ratio is fair, from a financial point of view, to the Yangarra Shareholders;

"**Yangarra Meeting**" means the special meeting of Yangarra Shareholders to be held on November 9, 2005;

"**Yangarra Options**" means the 2,621,500 outstanding stock options of Yangarra, as adjusted for any exercise after the date hereof, if any, each entitling the holder to purchase one Yangarra Share at prices ranging from $0.20 to $1.00 per share until expiry dates ranging from August 18, 2007 to September 16, 2010, in accordance with their terms;

"**Yangarra Shareholder**" or "**Yangarra Shareholders**" means the holder or holders of the Yangarra Shares;

"**Yangarra Shares**" means the common shares of Yangarra; and

"**Yangarra Special Committee**" means the special committee of the Board of Directors of Yangarra formed to, among other things, consider and recommend to Yangarra's Board of Directors, the terms and fairness of the Amalgamation, consisting of Gordon A. Bowerman.

In addition, any words or expressions used herein and not otherwise defined herein have the meanings attributed to them in NI 51-101 unless otherwise indicated.

Words importing the singular number, where the context requires, include the plural and visa versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

ABBREVIATIONS

In this Information Circular, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids	
Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
bopd	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas	
Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other	
AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
boe/d	barrels of oil equivalent per day
m^3	cubic metres
M$	thousands of dollars
MM$	Means one hundred thousand dollars
Mboe	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade at standard temperature and pressure

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. TriOil and Yangarra believe that the expectations reflected in those forward-looking statements that are applicable to them are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These forward-looking statements speak only as of the date of this Information Circular.

In particular, this Information Circular may contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the other factors discussed under "Part III – The Amalgamation – Risk Factors".

These factors should not be considered exhaustive. Neither TriOil nor Yangarra undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws.

DOCUMENTS CONCERNING TRIOIL INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by TriOil with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of TriOil at Suite 2920, 205 – 5 Avenue S.W., Calgary, Alberta T2P 2V7, Telephone (403) 265 5663 or Fax (403) 265-5603. Copies of the documents incorporated herein by reference, as well as additional information relating to TriOil, may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of TriOil, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) TriOil's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004;

(b) the Report on Reserves Data by Independent Qualified Reserves Evaluator, Sproule Associates Limited dated April 29, 2005;

(c) the Report of Management and Directors on Reserves Data and Other Information dated April 29, 2005 with respect to TriOil's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004;

(d) the audited financial statements of TriOil as at and for the year ended December 31, 2004 and of Predecessor TriOil as at and for the year ended 2003 and the initial five month period ended December 31, 2002, together with the notes thereto and the auditors' reports thereon;

(e) the management's discussion and analysis of the financial conditions and results of operations of TriOil for the year ended December 31, 2004 and of Predecessor TriOil for the year ended December 31, 2003 and the five month period ended 2002;

(f) the financial statements of Entrada as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' reports thereon, which financial statements are attached in Appendix "C" to the joint proxy circular of Predecessor TriOil and Entrada dated July 16, 2004 (the "**TriOil Entrada Circular**");

(g) the managements' discussion and analysis of the financial conditions and results of operations of Entrada for the years ended December 31, 2003 and 2002 as set forth in the TriOil Entrada Circular;

(h) the unaudited interim financial statements of TriOil as at and for the six months ended June 30, 2005, together with the notes thereto;

(i) the managements' discussion and analysis of the financial conditions and results of operations of TriOil as at and for the six months ended June 30, 2005; and

(j) TriOil's information circular and proxy statement dated May 11, 2005 relating to the annual meeting of shareholders held on June 23, 2005.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

DOCUMENTS CONCERNING YANGARRA INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by Yangarra with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Yangarra at Suite 1530, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, Phone (403) 262 9558 or Fax: (403) 262-8281. Copies of the documents incorporated herein by reference, as well as additional information relating to Yangarra, may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of Yangarra, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) Yangarra's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004;

(b) the Report on Reserves Data by Independent Qualified Reserves Evaluator, Sproule Associates Limited dated March 10, 2005;

(c) the Report of Management and Directors on Reserves Data and Other Information dated March 10, 2005 with respect to Yangarra's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004;

(d) the audited financial statements of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon;

(e) the management's discussion and analysis of the financial conditions and results of operations of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002;

(f) the unaudited interim financial statements of Yangarra as at and for the six months ended June 30, 2005, together with the notes thereto;

(g) the management discussion and analysis of the financial conditions and results of operations of Yangarra as at and for the six months ended June 30, 2005; and

(h) Yangarra's information circular and proxy statement dated May 17, 2005 relating to the annual meeting of shareholders held on June 28, 2005.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Amalgamation described herein is subject to various provisions of the United States federal and state securities laws. Amalco Shares to be issued under the Amalgamation have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and such securities will be issued to holders of TriOil Shares and Yangarra Shares in the United States in compliance with Rule 802 promulgated under the 1933 Act.

If any TriOil Shares or Yangarra Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, Amalco Shares issued with respect to such securities will also be "restricted securities" and the certificates representing those Amalco Shares will bear similar legends. In addition, persons who are "affiliates" of TriOil or Yangarra immediately prior to the Amalgamation, or affiliates of Amalco following the Amalgamation, will be subject to certain restrictions on their transfer of Amalco Shares. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the Amalco Shares. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

This Information Circular relates to an amalgamation of two Canadian companies and has been prepared in accordance with Canadian disclosure requirements, which differ from disclosure requirements in the United States. The financial statements included and incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies.

There may be tax consequences for United States shareholders as a result of the Amalgamation. Tax considerations applicable to United States shareholders have not been disclosed in this Information Circular. United States shareholders are advised to consult with their tax advisors to determine the particular tax consequences to them as a result of the Amalgamation.

It may be difficult for United States shareholders to enforce their rights and any claim they may have arising under the United States federal securities laws, since TriOil and Yangarra are, and Amalco will be, located in Canada, and all of their officers and directors are residents of countries other than the United States. United States shareholders may not be able to sue these Canadian companies or their officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel these companies and their affiliates to subject themselves to a United States court's judgment.

Amalco Shares to be distributed in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authority in any state, nor has the United States Securities and Exchange Commission or the securities regulatory authority of any state passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular and the schedules attached hereto, which information is specifically incorporated by reference into and forms an integral part of this Information Circular. Reference is made to the Glossary of Abbreviations and Terms for the definitions of certain abbreviations and terms used in this Information Circular and in this summary.

The Proposed Amalgamation

TriOil and Yangarra have agreed to a non-arm's length amalgamation which is to be completed pursuant to the provisions of the ABCA and effected in accordance with the Amalgamation Agreement, a copy of which is attached as Schedule "D" to this Information Circular.

Under the Amalgamation Agreement, TriOil and Yangarra will amalgamate and continue as a new corporation ("**Amalco**") under the name "Yangarra Resources Ltd.". The property of each of TriOil and Yangarra will become the property of Amalco, which will continue to be liable for the obligations of each of TriOil and Yangarra.

The Amalgamation will become effective on the date the Certificate of Amalgamation is issued in respect of the Amalgamation by the Registrar under the ABCA. On the Effective Date:

(a) one (1) Amalco Share will be issued for each one (1) TriOil Share;

(b) 0.95 of an Amalco Share will be issued for each one (1) Yangarra Share;

(c) one (1) Amalco Warrant will be issued for each one (1) TriOil Warrant;

(d) one (1) Amalco TriOil Replacement Agent's Option will be issued for each one TriOil Agent's Option;

(e) one (1) Amalco TriOil Replacement Option will be issued for each one TriOil Option; and

(f) 0.95 of an Amalco Yangarra Replacement Option will be issued for each one Yangarra Option.

Of the approximately 53,431,483 Amalco Shares to be issued pursuant to the Amalgamation, 29,211,791 Amalco Shares will be issued to the Yangarra Shareholders and 24,219,692 Amalco Shares will be issued to the TriOil Shareholders.

Amalco will also have the following convertible securities issued and outstanding on completion of the Amalgamation: (i) 2,045,000 Amalco Shares reserved for issuance on exercise of Amalco TriOil Replacement Options outstanding as at the Effective Date with exercise prices ranging from $0.46 to $0.65 per share until expiry dates ranging from September 28, 2009 to September 16, 2010; (ii) 137,049 Amalco Shares reserved for issuance on exercise of the Amalco TriOil Replacement Agent's Options outstanding as at the Effective Date with an exercise price of $0.65 per share until November 17, 2005; (iii) 2,490,425 Amalco Shares reserved for issuance on exercise of Amalco Yangarra Replacement Options outstanding as at the Effective Date with exercise prices ranging from $0.21 to $1.05 per share until expiry dates ranging from August 18, 2007 to September 16, 2010; and (iv) 1,191,662 Amalco Shares reserved for issuance upon exercise of Amalco Warrants outstanding as at the Effective Date with an exercise price of $0.90 per share until March 4, 2006. See "Part III – The Amalgamation – Amalco – Fully Diluted Share Capital of Amalco".

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement and is subject to receipt of the requisite shareholder and regulatory approval in accordance with the policies of the TSX Venture. See "Part III – The Amalgamation – Summary of Proposed Amalgamation – Conditions to the Amalgamation".

The factors considered by the management teams and board of directors of each of TriOil and Yangarra, as well as each of the TriOil Special Committee and the Yangarra Special Committee, in determining the exchange ratios agreed to in the Amalgamation Agreement, included the following:

1. The petroleum and natural gas reserves and the net present values of future net revenue from those reserves ascribed to TriOil in the Sproule TriOil Report and to Yangarra in the Sproule Yangarra Report, applying a discount to Probable Reserves. See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra".

2. The value ascribed by Seaton-Jordan & Associates Ltd. to the non-reserve oil and gas properties of each of TriOil and Yangarra. See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil – Estimate of Fair Value of Unproved Property" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra – Estimate of Fair Value of Unproved Property".

3. The 2005 cash flow profile of TriOil (as estimated in the Sproule TriOil Report) and Yangarra (as estimated in the Sproule Yangarra Report). See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra".

Reasons for the Amalgamation

The directors and management of TriOil and Yangarra believe that the Amalgamation provides a number of benefits, including the following:

1. TriOil and Yangarra are industry partners holding interests in common lands and producing wells;

2. Amalco will have an enhanced ability to maximize the development and exploration opportunities of TriOil and Yangarra and to capture new opportunities;

3. Amalco will have a combination of the operating strengths of both companies and the ability to source large land positions and generate full cycle exploration plays;

4. the Amalgamation will eliminate redundant general and administrative costs;

5. Amalco will have increased market capitalization and improved liquidity of investment for shareholders;

6. the Amalgamation generally provides for a tax deferred rollover of TriOil Shares and Yangarra Shares into Amalco Shares (see "Part III – The Amalgamation – Certain Canadian Federal Income Tax Considerations"); and

7. Amalco will meet the TSX Venture's Tier 1 minimum listing requirements, which is occupied by the TSX Venture's senior companies.

Board of Directors and Management

If the Amalgamation is approved, on the Effective Date the initial Board of Directors of Amalco will be comprised of Joseph M. Dutton, a current director of TriOil, James G. Evaskevich, current Chairman and director of TriOil and director of Yangarra and Robert D. Weir, a current director of both TriOil and Yangarra, Gordon A. Bowerman and Douglas M. Stuve, all current directors of Yangarra. If the Amalgamation, as contemplated herein, is not completed, the current directors of TriOil will remain as the directors of TriOil and the current directors of Yangarra remain as the directors of Yangarra.

For a description of the backgrounds of the current directors and the proposed Board of Directors of Amalco, if the Amalgamation is completed, see "Part II – Matters to be Acted on at the Meetings – Shareholder Approval Respecting Amalgamation – Board of Directors of Amalco" and "Part III – The Amalgamation – Amalco - Composition of Board of Directors and Management of Amalco".

If the Amalgamation is completed, it is also intended that James G. Evaskevich, the current President and Chief Executive Officer of Yangarra, will be appointed the President and Chief Executive Officer of Amalco, John F. K. Aihoshi, the current Chief Financial Officer of Yangarra will be appointed the Chief Financial Officer of Amalco, Robert D. Weir, the current Vice-President, Engineering of Yangarra will be appointed the Vice-President, Engineering of Amalco, and Donald F. Poruchny, the Vice-President, Exploration of Yangarra will be appointed the Vice-President, Exploration of Amalco. For a description of the proposed officers of Amalco, see "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

Special Committees

The Yangarra Special Committee and the TriOil Special Committee recommended the Amalgamation for approval by the Board of Directors of each of TriOil and Yangarra. See "Part III - The Amalgamation - Summary of Proposed Amalgamation".

Board Recommendations

The Board of Directors of TriOil recommends that holders of TriOil Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

The Board of Directors of Yangarra recommends that holders of Yangarra Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

Fairness Opinions

The Board of Directors of TriOil has received the TriOil Fairness Opinion from Woodstone that provides that, on the basis of certain assumptions and considerations, the consideration to be received pursuant to the Amalgamation is fair, from a financial point of view to TriOil Shareholders. A copy of the TriOil Fairness Opinion is attached to this Information Circular as Schedule "B" and should be read carefully and in its entirety.

The Board of Directors of Yangarra has received the Yangarra Fairness Opinion from Raymond James that provides that, on the basis of certain assumptions and considerations, the consideration to be received pursuant to the Amalgamation is fair, from a financial point of view to Yangarra Shareholders. A copy of the Yangarra Fairness Opinion is attached to this Information Circular as Schedule "C" and should be read carefully and in its entirety.

Right to Dissent

Each TriOil Shareholder and each Yangarra Shareholder is entitled to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of such Dissenting Shareholders' TriOil Shares or Yangarra Shares, as applicable, in respect of which such Dissenting Shareholder dissents in accordance with Section 191 of the ABCA. See Schedule "E" attached hereto for the full text of Section 191. Persons who are beneficial owners of TriOil Shares or Yangarra Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of TriOil Shares or Yangarra Shares desiring to exercise the right of dissent must make arrangements for such shares beneficially owned by the shareholder to be registered in such shareholders name prior to the time the written objection to the Amalgamation Resolution is required to be received by TriOil or Yangarra, as applicable, or alternatively, make arrangements for the registered holder of such shares to dissent on such shareholders behalf. See "Part III – The Amalgamation – Right of Dissent".

The Meetings

The Meetings will be held on Wednesday, November 9, 2005 at the offices of Burstall Winger LLP, Barristers and Solicitors, Suite 3100, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2, for the purpose of considering and, if deemed advisable, passing, with or without variation, a special resolution (the "**Amalgamation Resolution**") approving the Amalgamation and the Amalgamation Agreement, which includes Amalco adopting the name "Yangarra Resources Ltd.", the appointment of the directors of Amalco and the appointment of the auditors of Amalco.

For TriOil, the Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement must be passed, with or without variation, by 66 2/3% of all of the votes cast with respect to the resolution by TriOil Shareholders present in person or by proxy at the TriOil Meeting.

For Yangarra, the Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement must be passed, with or without variation, by 66 2/3% of all of the votes cast with respect to the resolution by Yangarra Shareholders present in person or by proxy at the Yangarra Meeting.

TriOil Ltd.

TriOil is a TSX Venture listed oil and gas company formed under the ABCA engaged in the exploration for, and the development and production of, crude oil and natural gas in the province of Alberta. For a detailed description of TriOil, see "Part IV – Information Concerning TriOil Ltd.".

Yangarra Resources Inc.

Yangarra is a TSX Venture listed oil and gas company incorporated under the ABCA engaged in the exploration for, and the development and production of, crude oil and natural gas in the province of Alberta. For a detailed description of Yangarra, see "Part V – Information Concerning Yangarra Resources Inc.".

Selected Financial Information of TriOil

The following table sets out certain unaudited financial information pertaining to TriOil as at and for the six month period ended June 30, 2005 and certain audited financial information pertaining to TriOil as at and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. Detailed financial information pertaining to TriOil is available on SEDAR at www.sedar.com.

	Six Months ended June 30, 2005 (unaudited)	Year ended December 31, 2004 (audited)	Year ended December 31, 2003 (audited, restated)	Year ended December 31, 2002 (audited)
Revenue, net of royalties	$2,150,921	$1,763,127	$90,529	$178,691
Production and transportation expenses	$417,305	$600,631	$156,491	$245,334
General and administrative expenses	$347,386	$512,518	$146,960	$388,782
Income (loss) before income taxes	$78,645	$(373,387)	$(307,169)	$(535,567)
Per share [(1)]	Nil	$(0.05)	$(0.03)	$(0.05)
Net income (loss)	$51,282	$(197,091)	$(360,071)	$(281,188)
Per share [(1)]	Nil	$(0.03)	$(0.03)	$(0.02)
Working capital	$571,175	$1,086,060	$(1,302,285)	$(611,154)
Total assets	$14,778,373	$15,862,512	$5,500,956	$4,982,419
Total liabilities	$3,665,067	$4,855,284	$1,705,201	$841,374
Shareholders' equity	$11,113,306	$11,007,228	$3,795,755	$4,141,045

Note: (1) Basic.

Selected Financial Information of Yangarra

The following table sets out certain unaudited financial information pertaining to Yangarra as at and for the six month period ended June 30, 2005 and certain audited financial information pertaining to Yangarra as at and for the years ended December 31, 2004, 2003 and 2002. Detailed financial information pertaining to Yangarra is available on SEDAR at www.sedar.com.

	Six Months ended June 30, 2005 (unaudited)	Year ended December 31, 2004 (audited)	Year ended December 31, 2003 (audited)	Year ended December 31, 2002 (audited)
Revenue, net of royalties	$2,594,168	$2,454,708	$51,478	$2,152
Production expenses	$522,357	$637,067	$37,424	$12,326
General and administrative expenses	$357,690	$854,080	$160,838	$71,820
Net operating income (loss)	$1,528,928	$833,524	$(153,313)	$(81,840)
Per share (1)	$0.05	$0.04	$(0.02)	$(0.03)
Net income (loss)	$(723,293)	$(791,617)	$372,119	$(834,761)
Per share (1)	$(0.026)	$(0.037)	$0.049	$(0.27)
Working capital (deficit)	$(9,352,663)	$(5,916,652)	$(506,400)	$(217,678)
Total assets	$27,587,886	$24,478,586	$14,503,555	$378,797
Long-term liabilities	$2,886,241	$2,753,552	$1,737,055	$12,000
Shareholders' equity	$13,107,507	$13,349,645	$7,266,109	$123,083

Note: (1) Basic.

Selected Pro Forma Financial Information

The following table sets out certain financial information for TriOil and Yangarra, as well as certain unaudited pro forma financial information after giving effect to the Amalgamation and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma financial statements of Amalco set forth in Schedule "A" to this Information Circular. The information presented below and in Schedule "A" assumes completion of the Amalgamation in accordance with the Amalgamation Agreement.

	TriOil	Yangarra	Pro Forma Amalco
	As at and for the six months ended June 30, 2005 (unaudited)	As at and for the six months ended June 30, 2005 (unaudited)	As at and for the six months ended June 30, 2005 after giving effect to the Amalgamation(1)(2)(3) (unaudited)
Total Assets	14,778,373	27,587,886	42,203,248
Current Liabilities	1,071,238	11,594,138	12,502,365
Petroleum and Natural Gas Sales, Net of Royalties and Production Taxes	2,150,921	2,594,168	4,745,089
Total Operating Expenses	2,017,480	2,928,458	4,945,938
Net Income (Loss)	51,282	(723,293)	(672,011)

Notes:

(1) Numbers may not add due to rounding.

(2) See the notes contained in the unaudited pro forma financial statements set forth in Schedule "A" for assumptions and adjustments. The unaudited pro forma financial statements may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the financial position expected in future periods.

(3) Subject to giving effect to the transactions contemplated by the Amalgamation, Amalco will have 53,431,483 Amalco Shares issued and outstanding.

Selected Operational Information

The following table sets forth certain operational information for TriOil and Yangarra and pro forma combined operational information for Amalco after giving effect to the Amalgamation, for the six months ended June 30, 2005. The following information should be read in conjunction with the information contained elsewhere in the Information Circular.

	Yangarra	TriOil	Combined
Crude Oil Wells (includes producing & shut-in)			
Gross[1]	3	Nil	3
Net[2]	1.25	Nil	1.25
Natural Gas Wells			
Gross[1]	78	73	151
Net[2]	48.53	34.15	72.68
Undeveloped Land Holdings			
Gross Acres[1]	92,467	84,079	176,546
Net Acres[2]	44,396	40,544	84,940
Reserves (Mboe)[4]			
Proved	941.9	632.3	1,574.2
Probable	798.8	473.0	1,271.8
Total	1,740.7	1,105.4	2,846.1
Production			
National Gas Production (Mcf/d)	1,591	1,893.1	3,484.1
Crude Oil & NGL Production (Bbls/d)	104	2.4	106.4
Total Production (Boe/d)	369	318	687
Sales Price			
Natural Gas ($/Mcf)	7.14	7.11	7.125
Crude Oil & NGLs ($/Bbl)	57.52	Nil	57.52

Notes:

(1) "Gross", in relation to a company's interest in production or reserves, means its "company gross reserves", which are the company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the company..

(2) "Net" means, in relation to a company's interest in production or reserves, the company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the company's royalty interests in production or reserves.

(3) Columns may not add due to rounding.

(4) Net reserves using forecast prices and costs before income taxes as at July 31, 2005.

Selected Reserves Data

The following tables set forth certain reserves data for TriOil and Yangarra. TriOil's reserves information is based on an independent engineering evaluation prepared by Sproule evaluating TriOil's petroleum and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs as at July 31, 2005. Yangarra's reserves information is based on an independent engineering evaluation prepared by Sproule evaluating Yangarra's petroleum and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs as at July 31, 2005. Both of the evaluations were conducted in compliance with NI 51-101 Standards of Disclosure for Oil and Gas Activities.

The reserves information of each of TriOil and Yangarra for the year ended December 31, 2004 is available on SEDAR at www.sedar.com and is incorporated herein by reference.

SUMMARY OF OIL AND GAS RESERVES
OF TRIOIL
as of July 31, 2005
FORECAST PRICES AND COSTS

	Reserves[3]					
	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
Reserves Category	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Proved Developed Producing	4.7	3.4	1,840	1,574	311.5	265.8
Proved Developed Non-producing	8.3	5.8	426	362	79.3	66.1
Proved Undeveloped	Nil	Nil	2,080	1,802	346.7	300.4
Total Proved	13.0	9.2	4,347	3,739	737.5	632.3
Probable	2.4	1.7	3,280	2,828	549.1	473.0
Total Proved Plus Probable	15.4	10.9	7,627	6,567	1,286.6	1,105.4

SUMMARY OF OIL AND GAS RESERVES
OF YANGARRA
as of July 31, 2005
FORECAST PRICES AND COSTS

	Reserves[3]					
	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
Reserves Category	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Proved Developed Producing	147.5	103.8	2,928	2,349	635.5	495.2
Proved Developed Non-producing	53.5	47.3	224	180	90.9	77.3
Proved Undeveloped	34.2	23.4	2,393	2,076	433.0	369.4
Total Proved	235.1	174.5	5,545	4,605	1,159.3	941.9
Probable	195.9	133.8	4,859	3,990	1,005.7	798.8
Total Proved Plus Probable	431.0	308.2	10,404	8,595	2,165.0	1,740.7

Notes:

(1) "Gross", in relation to a company's interest in production or reserves, means its "company gross reserves", which are the company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the company.

(2) "Net" means, in relation to a company's interest in production or reserves, the company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the company's royalty interests in production or reserves.

(3) The recovery and reserve estimates of TriOil's and Yangarra's crude oil, natural gas liquids and natural gas reserves provided above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided above.

TRIOIL'S NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS[1][2]

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED								
Developed Producing	8,000	6,742	6,272	5,826	7,780	6,557	6,101	5,718
Developed Non-Producing	2,107	1,225	1,009	860	1,774	959	767	639
Undeveloped	4,562	3,052	2,516	2,084	3,097	1,904	1,485	1,149
TOTAL PROVED	14,668	11,019	9,798	8,820	12,651	9,420	8,354	7,505
PROBABLE	9,614	5,614	4,444	3,575	6,775	3,738	2,864	2,221
TOTAL PROVED PLUS PROBABLE	24,282	16,632	14,242	12,395	19,426	13,157	11,218	9,726

YANGARRA'S NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS[1][2]

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
	0 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED								
Developed Producing	16,776	13,184	12,040	11,127	16,316	12,833	11,730	10,851
Developed Non-producing	2,537	1,563	1,320	1,147	2,016	1,166	968	834
Undeveloped	5,435	2,676	1,908	1,344	3,868	1,699	1,093	648
TOTAL PROVED	24,749	17,422	15,268	13,619	22,200	15,699	13,792	12,332
PROBABLE	21,547	11,468	9,103	7,440	14,910	7,644	5,987	4,804
TOTAL PROVED PLUS PROBABLE	46,296	28,890	24,371	21,059	37,110	23,373	19,779	17,137

Notes:

(1) It should not be assumed that the estimates of future net revenues presented in the tables above represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material.

(2) The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The crude oil and natural gas benchmark reference pricing and inflation and exchange rates utilized in TriOil's and Yangarra's reserve reports were Sproule's price decks as at June 30, 2005.

Use of Available Funds

As at June 30, 2005, TriOil had estimated working capital of approximately $571,175 and Yangarra had an estimated working capital deficit of approximately $9,352,663. After completion of the Amalgamation, management anticipates that Amalco will have Available Funds of approximately $2,100,000. The proposed management of Amalco anticipates that its Available Funds will be expended substantially as follows:

Principal Purposes	Available Funds[2]
Medicine Hat Drilling Program	$750,000
Ferrier Drilling Program	$750,000
Costs of the Amalgamation[1]	$400,000
Working Capital to Fund Ongoing Operations	$200,000
Total	$2,100,000

Notes:

(1) Includes additional fees payable to TSX Venture.

(2) Upon completion of the Amalgamation, Amalco intends to spend the Available Funds to carry out its proposed exploration and development program. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Amalco will only redirect the funds to other properties, and will only do so on the basis of a written recommendation from an independent professional geologist or engineer. Management of TriOil and Yangarra believe that Amalco's working capital available to fund ongoing operations, together with cash flow reasonably anticipated from sales of oil and natural gas, will be sufficient to meet its administrative costs for 12 months.

Administration Costs

The following chart sets out the estimated aggregate monthly and total administration costs that will be incurred in order for Amalco to carry out its proposed exploration and development programs. As the exploration and development programs of Amalco expand, these costs will increase.

It is anticipated that $70,000 per month will be required to administer the programs and the ongoing operations of Amalco.

	Monthly Expenditures[1]
Salaries and Consulting/Engineering Fees	$40,000[2]
Lease Expenses	10,000
Telecommunications and Utilities	1,000
Office Expenses	3,000
Insurance	3,000
Professional Fees (Legal and Accounting)	5,000
Transfer Agent Fees and Filing Fees	1,000
Miscellaneous Costs	7,000
Total	$70,000[3]

Notes:

(1) The majority of these expenses will be paid from Amalco's net cash flow (revenues minus operating expenses and royalties) to be derived from the oil and natural gas production of TriOil and Yangarra, which is estimated to be approximately $535,000 per month for the month ended June 30, 2005.

(2) The proposed management team of Amalco anticipates that the following monthly salaries will be paid to Amalco's officers during the 12 months following the Effective Date: (a) $10,000 to Amalco's President and Chief Executive Officer; (b) $6,000 to Amalco's Chief Financial Officer; (c) $8,000 to Amalco's Vice-President, Engineering; and (d) $9,000 to Amalco's Vice-President, Exploration. The additional $7,000 per month allocated to salaries, consulting and engineering fees will be paid to Amalco's employees, consultants and independent engineers.

(3) This amount represents Amalco's estimated initial monthly administration costs.

Stock Exchange Listing

The TriOil Shares are listed and posted for trading on TSX Venture under the symbol "TRY" and the Yangarra Shares are listed and posted for trading on TSX Venture under the symbol "AYX".

Market Price of TriOil Shares and Yangarra Shares

On August 26, 2005, the last date that the TriOil Shares traded on TSX Venture prior to the date TriOil publicly announced the Amalgamation, the closing trading price of the TriOil Shares, as reported by TSX Venture, was $0.43 per TriOil Share. On August 31, 2005, the first day on which a trade of TriOil Shares occurred on TSX Venture following the announcement that TriOil had entered into the Amalgamation Agreement, the closing trading price of the TriOil Shares, as reported by TSX Venture, was $0.54 per TriOil Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the TriOil Shares on TSX Venture, as reported by such exchange, was $0.55 per TriOil Share.

On August 26, 2005, the last date that the Yangarra Shares traded on TSX Venture prior to the date Yangarra publicly announced the Amalgamation, the closing trading price of the Yangarra Shares, as reported by TSX Venture, was $0.41 per Yangarra Share. On August 31, 2005, the first day on which a trade of Yangarra Shares occurred on TSX Venture following the announcement that Yangarra had entered into the Amalgamation Agreement, the closing trading price of the Yangarra Shares, as reported by TSX Venture, was $0.55 per Yangarra Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the Yangarra Shares on TSX Venture, as reported by such exchange, was $0.51 per Yangarra Share.

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to Sections 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation and the Amalgamation Agreement must be approved by the TriOil Shareholders and the Yangarra Shareholders;

(b) all conditions precedent to the Amalgamation, including those set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(c) the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Exchange of Share Certificates

Upon completion of the Amalgamation, shareholders of each of TriOil and Yangarra (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered shareholders of TriOil and Yangarra will be entered into the register of holders of Amalco Shares without further act or formality. A Letter of Transmittal for use in exchanging share certificates of TriOil and Yangarra for certificates representing Amalco Shares is enclosed with this Information Circular. The Letter of Transmittal contains complete instructions on how shareholders of TriOil and Yangarra are to exchange their common share certificates. Registered shareholders of TriOil and Yangarra (other than Dissenting Shareholders) should read and follow these instructions. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing common shares and all other required documents, will enable each registered shareholder of TriOil and Yangarra (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares received under the Amalgamation.

Canadian Federal Income Tax Considerations

Holders of TriOil Shares, TriOil Warrants, and Yangarra Shares should carefully read the information under the heading "The Amalgamation - Certain Canadian Federal Income Tax Considerations" in this Information

Circular, which provides a summary of the principal Canadian federal income tax considerations applicable to TriOil Shareholders, holders of TriOil Warrants and Yangarra Shareholders who participate in or who dissent to the Amalgamation and who, for the purposes of the Tax Act, hold or will hold their TriOil Shares, TriOil Warrants, Yangarra Shares, Amalco Shares and Amalco Warrants, as the case may be, as capital property and deal or will deal at arm's length with, and are not and will not be affiliated with, TriOil, Yangarra or Amalco.

Risk Factors

The business of TriOil and Yangarra is, and upon completion of the transaction, the business of Amalco will be, subject to certain risks including, but not limited to, the following: (i) uncertainty regarding the completion of the Amalgamation; (ii) exploration, development and production risks; (iii) insurance related risks; (iv) risks relating to the prices of, the markets for, and the marketing of crude oil and natural gas; (v) risks relating to Amalco's substantial capital requirements; (vi) competitive risks; (vii) environmental risks; (viii) risks relating to the Kyoto Protocol; (ix) risks relating to reserves replacement; (x) Amalco's reliance on operators and key employees; (xi) Amalco's ability to pay dividends; (xii) conflicts of interest between Amalco and its proposed directors and officers; (xiii) the ability to obtain the requisite permits and licenses; (xiv) risks relating to satisfying Amalco's additional funding requirements; (xv) risks relating to the issuance of debt; (xvi) risks relating to the availability of drilling equipment and access restrictions; and (xvii) risks relating to forward looking statements made in this Information Circular. See "Part III – The Amalgamation - Risk Factors".

Accompanying Documents

The Notice of Meeting and this Information Circular are accompanied by several schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Information Circular. It is recommended that shareholders read the Notice of Meeting and this Information Circular and the attached schedules in their entirety.

THE TSX VENTURE EXCHANGE INC. HAS NOT IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Joint Management Information Circular

PART I – INTRODUCTION AND GENERAL PROXY INFORMATION

Unless otherwise stated, the information contained in this Information Circular is given as at the date hereof.

No person has been authorized by TriOil or Yangarra to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by TriOil or Yangarra.

All information contained in this Information Circular with respect to TriOil has been supplied by TriOil for inclusion herein, and with respect to that information, Yangarra and its board of directors and officers have relied solely on TriOil. Based on its due diligence conducted in this respect, Yangarra has no reason to believe that this information is not accurate.

All information contained in this Information Circular with respect to Yangarra has been supplied by Yangarra for inclusion herein, and with respect to that information, TriOil and its board of directors and officers have relied solely on Yangarra. Based on its due diligence conducted in this respect, TriOil has no reason to believe that this information is not accurate.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of TriOil and Yangarra for use at the Meetings to be held on the 9th day of November, 2005 at the offices of Burstall Winger LLP, Suite 3100, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2, and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting.

Instruments of Proxy for TriOil must be received by the President of TriOil c/o CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time set for the holding of the TriOil Meeting or any adjournment(s) thereof.

Instruments of Proxy for Yangarra must be received by the President of Yangarra, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time set for the holding of the Yangarra Meeting or any adjournment(s) thereof.

The Board of Directors of TriOil and the Board of Directors of Yangarra have fixed the record date for the Meetings at the close of business on September 30, 2005 (the "**Record Date**"). TriOil Shareholders and Yangarra Shareholders of record as at the Record Date are entitled to receive notice of the TriOil Meeting or Yangarra Meeting, as applicable, and to vote those TriOil Shares and Yangarra Shares, respectively, included in the list of shareholders entitled to vote at the respective Meeting prepared as at the Record Date, except to the extent that any such shareholder transfers any shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not less than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Instruments of Proxy are directors or officers of Yangarra or TriOil, as applicable. Each shareholder has the right to appoint a proxyholder other than the persons designated in the applicable Instrument of Proxy furnished by Yangarra and TriOil, who need not be a shareholder, to attend and act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of Yangarra or TriOil, as applicable, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of Yangarra and management of TriOil. The cost of solicitation by management of Yangarra and management of TriOil will be borne by Yangarra and TriOil, respectively. As well, proxies will be solicited by mail and may also be solicited personally or by telephone by the directors or officers of Yangarra and TriOil, who will not be specifically remunerated therefor.

TriOil may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting securities of TriOil (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Instrument of Proxy to the beneficial owners of such securities. TriOil will provide, without cost to such persons, upon request to TriOil, additional copies of the foregoing documents required for this purpose.

Yangarra may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting securities of Yangarra (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Instrument of Proxy to the beneficial owners of such securities. Yangarra will provide, without cost to such persons, upon request to Yangarra, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The shares represented by the Instrument of Proxy enclosed with this Notice of Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. However, if no specification is made, the shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meetings or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meetings or any adjournment thereof, the proxy confers upon the shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meetings. **At the date of this Information Circular, management of Yangarra and TriOil know of no such amendments or variations or other matters to come before the Meetings.**

SIGNING OF PROXY

The Instrument of Proxy must be signed by the shareholder or the shareholder's duly appointed attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of TriOil and Yangarra, as a substantial number of the public shareholders of TriOil and Yangarra do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of a company as the registered holders of the shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of TriOil and Yangarra do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxy holder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the date hereof, there are 24,219,692 TriOil Shares issued and outstanding, with each outstanding TriOil Share entitled to one vote on any ballot at the TriOil Meeting for those items to be considered by TriOil Shareholders.

As of the date hereof, there are 30,749,254 Yangarra Shares issued and outstanding, with each Yangarra Share entitled to one vote on any ballot at the Yangarra Meeting for those items to be considered by Yangarra Shareholders.

A quorum will be present at the Meetings, for each of Yangarra and TriOil, if there are at least two persons present or represented by proxy holding not less than 5% of the shares entitled to be voted at each respective Meeting.

To the knowledge of the directors and officers of Yangarra and TriOil as of the date hereof, no person, firm or company (other than securities depositories) will beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to Amalco Shares following the successful completion of the Amalgamation, except as set forth under "Part III – The Amalgamation – Amalco – Principal Shareholders of Amalco".

For particulars respecting the principal holders of securities of each of TriOil and Yangarra, see "Part IV – Information Concerning TriOil Ltd. – Principal Holders of Voting Securities of TriOil" and "Part V – Information Concerning Yangarra Resources Inc. – Principal Holders of Voting Securities of Yangarra".

PART II – MATTERS TO BE ACTED ON AT THE MEETINGS

The Meetings have been called for TriOil Shareholders to consider and, if thought appropriate, to pass resolutions in relation to the following matters and for the Yangarra Shareholders to consider and, if thought appropriate, to pass resolutions in relation to the following matters.

Shareholder Approval Respecting Amalgamation

At the Meetings, the following special resolution (the "**Amalgamation Resolution**"), with or without variation, will be placed before the TriOil Shareholders and the Yangarra Shareholders in order to approve the Amalgamation:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation (the "**Amalgamation**") of TriOil Ltd. ("**TriOil**") and Yangarra Resources Inc. ("**Yangarra**") under the provisions of the *Business Corporations Act* (Alberta) substantially as set forth in the amalgamation agreement dated August 30, 2005 (the "**Amalgamation Agreement**") attached as Schedule "D" to the Information Circular of TriOil and Yangarra, is hereby approved and authorized;

2. the Amalgamation Agreement between TriOil and Yangarra, attached as Schedule "D" to the Information Circular is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed by the TriOil shareholders and the Yangarra shareholders, the board of directors of TriOil and the board of directors of Yangarra may amend or decide not to proceed with the Amalgamation or revoke this resolution at any time prior to the issuance of the certificate giving effect to the Amalgamation without further approval of the TriOil and Yangarra shareholders; and

4. any one director or officer of TriOil or Yangarra, respectively, for and on behalf of TriOil or Yangarra, respectively, be and is hereby authorized to execute and deliver Articles of Amalgamation and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions."

For the Amalgamation to be completed, the Amalgamation Resolution must be passed, with or without variation, by 66⅔% of the votes cast with respect to the Amalgamation Resolution by the TriOil Shareholders and the Yangarra Shareholders present in person or by proxy at the Meetings.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote such proxies in favour of the aforementioned resolution approving the Amalgamation.

Name of Amalco

By approving the Amalgamation, shareholders are also approving Amalco's adoption of the name "Yangarra Resources Ltd.". The name is subject to and will only proceed following receipt of the approval of TSX Venture and will occur contemporaneously with the closing of the Amalgamation.

Board of Directors of Amalco

By approving the Amalgamation, shareholders are also putting in place a board of directors of Amalco comprised of the following persons, each of whom will hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

James G. Evaskevich
Gordon A. Bowerman
Douglas M. Stuve
Joseph M. Dutton
Robert D. Weir

See "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco". The following table sets forth certain information in respect of the persons who will be directors of Amalco if the Amalgamation is approved. For information regarding the principal occupation of the nominees during the last five years.

Name and Municipality of Residence	Office Held[1]	TriOil Shares Beneficially Owned or Over Which Control or Direction is Exercised[3][5]		Yangarra Shares Beneficially Owned or Over Which Control or Direction is Exercised[4]		Amalco Shares Beneficially Owned or Over Which Control or Direction will be Exercised[3][4][5]		Principal Occupation
		Number	Percent	Number	Percent	Number	Percent	
James G. Evaskevich Calgary, Alberta	President, Chief Executive Officer and Director of Yangarra Chairman and Director of TriOil	1,430,412	5.9%	1,651,750[8]	5.4%	2,999,575[8]	5.6%	President and Chief Executive Officer of Yangarra
Joseph M. Dutton[2] Calgary, Alberta	President, Chief Executive Officer and Director of TriOil	50,000	0.2%	Nil	N/A	50,000	0.09%	President and Chief Executive Officer of TriOil
Gordon A. Bowerman[2] Calgary, Alberta	Director of Yangarra	381,332	1.0%	2,107,711[6]	6.9%	2,383,657[6]	4.5%	President and Chief Executive Officer of Cove Resources Ltd., a private oil and gas company
Robert D. Weir Calgary, Alberta	Vice-President, Engineering and Director of Yangarra Director of TriOil	1,250,272[7]	5.2%	975,000[9]	3.2%	2,176,522[7][9]	4.1%	Vice-President, Engineering of Yangarra
Douglas M. Stuve[2] Calgary, Alberta	Director of Yangarra	Nil	N/A	46,500	0.2%	44,175	0.08%	Partner with Burstall Winger LLP
Total		3,112,016	12.3%	4,780,961	15.7%	7,653,929	14.37%	

Notes:

(1) Messrs. Evaskevich and Weir intend to devote a substantial amount of their time to Amalco. Messrs. Bowerman, Dutton and Stuve intend to devote such time to Amalco as is required to discharge their duties as directors.

(2) Proposed members of the Audit Committee and Reserves Committee of Amalco.

(3) Assumes that any TriOil Options and TriOil Warrants beneficially owned, directly or indirectly, or over which control or direction is exercised, are not exercised prior to the Effective Date.

(4) Assumes that any Yangarra Options beneficially owned, directly or indirectly, or over which control or direction is exercised, are not exercised prior to the Effective Date.

(5) Messrs. Evaskevich and Weir own 333,332 TriOil Warrants and 70,833 TriOil Warrants, respectively, which will be exchanged for 333,332 Amalco Warrants and 70,833 Amalco Warrants, respectively, pursuant to the Amalgamation.

(6) Of these shares, 25,000 Yangarra Shares are, and 23,750 Amalco Shares will be, owned by Cove Resources Ltd., a private oil and gas company controlled by Mr. Bowerman, and 188,500 Yangarra Shares are, and 179,075 Amalco Shares will be, owned by Mr. Bowerman's spouse.

(7) Of these shares, 20,833 TriOil Shares are, and 20,833 Amalco Shares will be, owned by Weir Resource Management Ltd., a private company controlled by Robert D. Weir.

(8) Of these shares, 378,750 Yangarra Shares are, and 359,813 Amalco Shares will be, owned by Grassy Island Ranch Ltd., a private company controlled by James G. Evaskevich.

(9) Of these shares, 20,000 Yangarra Shares are, and 19,000 Amalco Shares will be, owned by Wild Bull Petroleum Ltd., a private oil and gas company controlled by Robert D. Weir.

For a more detailed description of the backgrounds of the nominees, see "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

Auditors of Amalco

By approving the Amalgamation, shareholders are also approving the appointment of the firm of Meyers Norris Penny LLP, Chartered Accountants, of Calgary, Alberta, as auditors of Amalco to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the directors of Amalco.

Other Business

Management of TriOil and management of Yangarra have no knowledge, as at the date hereof, of any amendment, variation or other matter or business other than that referred to in the Notice of Meeting, to be presented for action by either TriOil or Yangarra at the Meetings. **However, if any other matter properly comes before the Meetings, the accompanying Proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the Proxy. The Instrument of Proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meetings, or any adjournment or adjournments thereof.**

Interest of Certain Persons and Companies in Matters to be Acted On

Management of TriOil and management of Yangarra are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on of any director or executive officer of TriOil or Yangarra or anyone who has held office as such since the commencement of TriOil's or Yangarra's last completed financial year, or any proposed director or proposed executive officer, or of any associates or affiliates of the foregoing or any other insider of TriOil or Yangarra or Amalco in the Amalgamation, other than as disclosed elsewhere herein.

Additional Information

Additional information relating to TriOil and Yangarra is available on SEDAR at www.sedar.com. Financial information in respect of TriOil and Yangarra is provided in their respective comparative financial statements and management's discussion and analysis for their most recently completed financial years. TriOil's financial statements and management's discussion and analysis are available on SEDAR at www.sedar.com and are incorporated herein by reference. Yangarra's financial statements and management's discussion and analysis are available on SEDAR at www.sedar.com and are incorporated herein by reference.

PART III – THE AMALGAMATION

SUMMARY OF PROPOSED AMALGAMATION

The Amalgamation and Amalgamation Agreement

TriOil and Yangarra have agreed to a non-arm's length amalgamation which is to be completed pursuant to the provisions of the ABCA and effected in accordance with the Amalgamation Agreement, a copy of which is attached as Schedule "D" to this Information Circular.

Under the Amalgamation Agreement, TriOil and Yangarra will amalgamate and continue as a new corporation (the "**Amalco**") under the name "Yangarra Resources Ltd.". The property of each of TriOil and Yangarra will become the property of Amalco, which will continue to be liable for the obligations of each of TriOil and Yangarra.

The Amalgamation will become effective on the date the Certificate of Amalgamation is issued in respect of the Amalgamation by the Registrar under the ABCA. On the Effective Date:

(a) one (1) Amalco Share will be issued for each one (1) TriOil Share;

(b) 0.95 of an Amalco Share will be issued for each one (1) Yangarra Share;

(c) one (1) Amalco Warrant will be issued for each one (1) TriOil Warrant;

(d) one (1) Amalco TriOil Replacement Agent's Option will be issued for each one TriOil Agent's Option;

(e) one (1) Amalco TriOil Replacement Option will be issued for each one TriOil Option; and

(f) 0.95 of an Amalco Yangarra Replacement Option will be issued for each one Yangarra Option.

The factors considered by the management teams and board of directors of each of TriOil and Yangarra, and each of the TriOil Special Committee and the Yangarra Special Committee in determining the exchange ratios agreed to in the Amalgamation Agreement included the following:

1. The petroleum and natural gas reserves and the net present values of future net revenue from those reserves ascribed to TriOil in the Sproule TriOil Report and to Yangarra in the Sproule Yangarra Report, applying a discount to Probable Reserves. See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra".

2. The value ascribed by Seaton-Jordan & Associates Ltd. to the non-reserve oil and gas properties of each of TriOil and Yangarra. See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil – Estimate of Fair Value of Unproved Property" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra – Estimate of Fair Value of Unproved Property".

3. The 2005 cash flow profile of TriOil (as estimated in the Sproule TriOil Report) and Yangarra (as estimated in the Sproule Yangarra Report). See "Part IV – Information Concerning TriOil Ltd. – Statement of Reserves Data and Other Oil and Gas Information of TriOil" and "Part V – Information Concerning Yangarra Resources Inc. – Statement of Reserves Data and Other Oil and Gas Information of Yangarra".

Of the approximately 53,431,483 Amalco Shares to be issued pursuant to the Amalgamation, 29,211,791 Amalco Shares will be issued to the Yangarra Shareholders and 24,219,692 Amalco Shares will be issued to the TriOil Shareholders.

Amalco will also have the following convertible securities issued and outstanding on completion of the Amalgamation: (i) 2,045,000 Amalco Shares reserved for issuance on exercise of Amalco TriOil Replacement Options outstanding as at the Effective Date with exercise prices ranging from $0.46 to $0.65 per share until expiry dates ranging from September 28, 2009 to September 16, 2010; (ii) 137,049 Amalco Shares reserved for issuance on exercise of the Amalco TriOil Replacement Agent's Options outstanding as at the Effective Date with an exercise price of $0.65 per share until November 17, 2005; (iii) 2,490,425 Amalco Shares reserved for issuance on exercise of Amalco Yangarra Replacement Options outstanding as at the Effective Date with exercise prices ranging from $0.21 to $1.05 per share until expiry dates ranging from August 18, 2007 to September 16, 2010; and (iv) 1,191,662 Amalco Shares reserved for issuance upon exercise of Amalco Warrants outstanding as at the Effective Date with an exercise price of $0.90 per share until March 4, 2006. See "Part III – The Amalgamation – Amalco – Fully Diluted Share Capital of Amalco".

TriOil is a TSX Venture listed oil and gas company formed under the ABCA engaged in the exploration for, and the development and production of, crude oil and natural gas in the province of Alberta. For a detailed description of TriOil, see "Part IV – Information Concerning TriOil Ltd.".

Yangarra is a TSX Venture listed oil and gas company incorporated under the ABCA engaged in the exploration for, and the development and production of, crude oil and natural gas in the province of Alberta. For a detailed description of Yangarra, see "Part V – Information Concerning Yangarra Resources Inc.".

The Meetings have been called for the TriOil Shareholders and the Yangarra Shareholders to approve the Amalgamation. See "Part II – Matters to be Acted on at the Meetings".

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement and is subject to receipt of the requisite shareholder and regulatory approval in accordance with the policies of TSX Venture. See "Part III – The Amalgamation – Summary of Proposed Amalgamation – Conditions to the Amalgamation".

The Amalgamation Agreement is a non-arm's length agreement between TriOil and Yangarra as Mr. James G. Evaskevich and Robert D. Weir are both directors and shareholders of TriOil and Yangarra. In addition, Messrs. Evaskevich and Weir are officers of Yangarra and Mr. Evaskevich is an officer of TriOil. Consequently, Yangarra and TriOil formed special committees to review and consider the Amalgamation.

Reasons for the Amalgamation

The directors and management of TriOil and Yangarra believe that the Amalgamation provides a number of benefits, including the following:

1. TriOil and Yangarra are industry partners holding interests in common lands and producing wells;

2. Amalco will have an enhanced ability to maximize the development and exploration opportunities of TriOil and Yangarra and to capture new opportunities;

3. Amalco will have a combination of the operating strengths of both companies and the ability to source large land positions and generate full cycle exploration plays;

4. the Amalgamation will eliminate redundant general and administrative costs;

5. Amalco will have increased market capitalization and improved liquidity of investment for shareholders;

6. the Amalgamation generally provides for a tax deferred rollover of TriOil Shares and Yangarra Shares into Amalco Shares (see "Part III – The Amalgamation – Certain Canadian Federal Income Tax Considerations"); and

7. Amalco will meet the TSX Venture's Tier 1 minimum listing requirements, which is occupied by the TSX Venture's senior companies.

TriOil Special Committee Review

By unanimous written resolution of the Board of Directors of TriOil passed effective July 7, 2005, the TriOil Special Committee was established with Robert Libin as its Chairman and sole member to review and consider the proposed merger of TriOil and Yangarra and determine whether the proposed merger would be in the best interests of TriOil and its shareholders. Although on the advice of its advisors the Board of Directors had concluded that the proposed transaction was not subject to the requirements of Ontario Securities Commission Rule 61-501, the Board of Directors had concluded that it was nonetheless appropriate to form a special committee to consider the proposed transaction with Yangarra. Based on disclosures made by each TriOil director respecting his relationship to and interests in each of Yangarra and TriOil, it was determined that Mr. Libin was the only director sufficiently independent and free from conflicts of interest to sit on the TriOil Special Committee.

No member of the TriOil Special Committee is an insider, associate or affiliate of Yangarra or has held any such position during the five previous years. No member of the TriOil Special Committee is an officer or employee of Yangarra or has been an officer or employee of Yangarra during the last five years. Robert Libin will not benefit from the Amalgamation in a manner that is different from the shareholders of TriOil.

The TriOil Special Committee was made responsible for reporting to the Board of directors with respect to the TriOil Special Committee's conclusions and to make recommendations to the Board of Directors with respect to the foregoing as it considered appropriate.

For the purposes of discharging its mandate, the TriOil Special Committee was given the power and authority to establish its own procedures and to retain an independent financial advisor. The TriOil Special Committee was also granted all such powers as it reasonably required to discharge its mandate including, apart from its ability to retain independent financial advisors, to retain such independent legal advisors as it considered necessary and to retain such other advisors as the committee considered necessary or desirable, on such terms as the TriOil Special Committee considered appropriate. All directors, officers and employees of TriOil were authorized and directed to make available any and all information regarding TriOil that may be requested by the TriOil Special Committee from time to time during the course of the exercise of its mandate.

The TriOil Special Committee retained Woodstone Capital Inc. ("**Woodstone**"), a major Canadian investment dealer, as independent financial advisor in connection with the review of the Amalgamation. The TriOil Special Committee met with representatives of Woodstone on various occasions and reviewed the fairness opinion approaches and analyses which Woodstone considered in the preparation of its fairness opinion and the preliminary results of such approaches.

On August 30, 2005, the TriOil Special Committee received a verbal fairness report from Woodstone (the "**Woodstone Report**") which provided that, as of August 30, 2005, the consideration offered under the Amalgamation Agreement is fair, from a financial point of view, to TriOil Shareholders. The Woodstone Report was first delivered verbally to the TriOil Special Committee and was then delivered in final form to the TriOil Special Committee on September 30, 2005. At the time of receipt of the Woodstone Report, the TriOil Special Committee was satisfied that Woodstone had prepared the fairness opinion using approaches and analyses which were appropriate in the circumstances and, therefore, that the TriOil Special Committee could rely upon the Woodstone Report in making its determination.

The TriOil Special Committee concluded that the Amalgamation is in the best interests of TriOil and fair to the shareholders of TriOil. Accordingly, it determined to recommend to the Board of Directors that the Board of Directors recommend that the TriOil Shareholders vote in favour of the Amalgamation. The conclusions of the TriOil Special Committee were based upon the following factors:

(i) the TriOil Special Committee's review of the terms of the Amalgamation, together with information regarding TriOil and Yangarra;

(ii) the anticipated delivery of Woodstone's fairness opinion regarding the exchange ratio for the TriOil Shares and the Yangarra Shares; and

(iii) the relative strength of the balance sheets of the two companies, TriOil's obligation to make capital expenditures by calendar year end 2005 on exploration activities and Yangarra's portfolio of exploration opportunities.

The TriOil Special Committee attached the greatest relative weight to the fairness opinion of Woodstone. The TriOil Special Committee determined that it was not practicable to (and therefore did not) quantify or otherwise assign relative weight to the other specific factors it considered in reaching its conclusion regarding the fairness of the Amalgamation to the minority shareholders of TriOil.

The TriOil Special Committee advised the Board of Directors of its determination that the Amalgamation, and the proposed terms thereof, is in the best interests of TriOil and its shareholders.

The Woodstone Report is attached as Schedule "B" to this Information Circular and is summarized below under "Fairness Opinion of Woodstone".

Fairness Opinion of Woodstone

On August 12, 2005, the TriOil Special Committee retained Woodstone to provide it with advice regarding the proposed merger of TriOil and Yangarra and an opinion as to the fairness of the proposed exchange ratio for the TriOil Shares and the Yangarra Shares. The TriOil Special Committee met with representatives of Woodstone on various occasions and together with Woodstone:

(i) settled the scope and terms of Woodstone's engagement, including the financial terms of the engagement;

(ii) reviewed and considered the approaches and analysis which Woodstone emphasized in the preparation of its opinions and the preliminary results of such approaches; and

(iii) reviewed and considered Woodstone's opinions as to the ranges of exchange ratios of the TriOil Shares and the Yangarra Shares, and ultimately, Woodstone's opinion as to the fairness, from a financial point of view, of the consideration offered under the Amalgamation Agreement to TriOil Shareholders.

The TriOil Special Committee determined that in consideration of its services, Woodstone would be paid an aggregate of approximately $50,000 by TriOil, and in addition Woodstone would be reimbursed for reasonable out of pocket expenses incurred by it in the performance of its services, including the reasonable fees and disbursements of its counsel, if required. It was also agreed that TriOil would indemnify Woodstone in respect of certain liabilities which may be incurred by Woodstone in connection with the engagement.

Woodstone was selected to perform the services for the TriOil Special Committee on the basis of its expertise in such matters. Woodstone is an independent, full service investment dealer with corporate finance, investment research and retail brokerage operations located in Alberta and British Columbia. Its corporate finance division services the needs of emerging resource companies headquartered in Western Canada. Woodstone and its principals have extensive experience in the securities industry and have participated in a significant number of transactions involving private and publicly traded oil and gas companies and has been involved in a significant number of transactions involving fairness opinions. The two principal individuals responsible for the preparation of the Woodstone Report have in excess of sixty (60) years combined experience in the evaluation and sale of assets in the Canadian oil and gas industry. Woodstone is a participating organization of the Toronto Stock Exchange (TSX Group), the Montreal Stock Exchange, and a member of the Investment Dealers Association of Canada and the Canadian Investor Protection Fund.

No limitations were imposed by the TriOil Special Committee or TriOil in connection with the provision by Woodstone of its advice and the delivery by it of its opinion to the TriOil Special Committee.

Woodstone has represented that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of TriOil or Yangarra.

A copy of the Woodstone Report is attached as Schedule "B" to this Information Circular. **The Woodstone Report describes the matters considered, the assumptions made and the review undertaken by Woodstone and should be read in its entirety.**

Prior Valuations of TriOil

To the knowledge of TriOil, there are no prior valuations of TriOil, or of any of its material assets or of its securities prepared in the last 24 months, other than any valuations in the Raymond James Report (as defined below).

Deliberations of the Board of Directors of TriOil

On August 26, 2005, the TriOil Special Committee presented its report to the Board of Directors of TriOil detailing its determinations and recommendations as set forth above. After discussion of the matter and having considered the report of the TriOil Special Committee and the factors considered therein, the Woodstone Report and a number of other matters brought to the attention of the Board of Directors by management of TriOil, the TriOil Special Committee, Woodstone, legal counsel to TriOil and by the directors themselves, the Board of Directors adopted the TriOil Special Committee's report and determined that the Amalgamation is in the best interests of TriOil and its securityholders. As a result, the Board of Directors approved the Amalgamation Agreement.

Yangarra Special Committee Review

At a meeting of the Board of Directors of Yangarra held on June 23, 2005, the Board of Directors discussed the possibility of a transaction with TriOil. Various directors disclosed their relationship to and interests in TriOil and, although on the advice of its advisors the Board of Directors concluded that the proposed transaction was not a Related Party Transaction within the meaning of Ontario Securities Commission Rule 61-501, the Board of Directors determined that it was appropriate to form a special committee to consider the proposed transaction with TriOil. The Yangarra Special Committee was established with Gordon A. Bowerman as its Chairman and Jake Pronk as a member, however, Mr. Pronk resigned as a director of Yangarra on July 27, 2005. The mandate of the Yangarra Special Committee was to review and consider the proposed merger of Yangarra and TriOil and determine whether the proposed merger would be in the best interests of Yangarra and its shareholders.

No member of the Yangarra Special Committee is an employee, insider, associate or affiliate of TriOil or has held any such position during the five previous years. No member of the Yangarra Special Committee is an officer or employee of TriOil or has been an officer or employee of TriOil during the last five years. Mr. Bowerman will not benefit from the Amalgamation in a manner that is different from the shareholders of Yangarra.

The Yangarra Special Committee was made responsible for reporting to the Board of Directors with respect to the Yangarra Special Committee's conclusions and to make recommendations to the Board of directors with respect to the foregoing as it considered appropriate.

For the purposes of discharging its mandate, the Yangarra Special Committee was given the power and authority to establish its own procedures and to retain an independent financial advisor. The Yangarra Special Committee was also granted all such powers as it reasonably required to discharge its mandate including, apart from its ability to retain independent financial advisors, to retain such independent legal advisors as it considered necessary and to retain such other advisors as the committee considered necessary or desirable, on such terms as the Yangarra Special Committee considered appropriate.

The Yangarra Special Committee retained Raymond James Ltd. ("Raymond James"), a major Canadian investment dealer, as independent financial advisor in connection with the review of the Amalgamation. The Yangarra Special Committee met with representatives of Raymond James on various occasions and reviewed the fairness opinion approaches and analyses which Raymond James considered in the preparation of its fairness opinion and the preliminary results of such approaches.

Based on advice from Raymond James, as well as a review of the additional information discussed above regarding Yangarra and TriOil, the Yangarra Special Committee determined that it was prepared to recommend the proposed merger to the Board of Directors.

On September 23, 2005, the Yangarra Special Committee received a draft fairness report from Raymond James (the "**Raymond James Report**") which provided that, as of September 30, 2005, the consideration to be received by the Yangarra Shareholders is fair, from a financial point of view, to the Yangarra shareholders. At the time of receipt of the Raymond James Report, the Yangarra Special Committee was satisfied that Raymond James had prepared the fairness opinion using approaches and analyses which were appropriate in the circumstances and, therefore, that the Yangarra Special Committee could rely upon the Raymond James Report in making its determination.

The Yangarra Special Committee concluded that the Amalgamation was in the best interests of Yangarra and fair to the shareholders of Yangarra. Accordingly, it determined to recommend to the Board of Directors that the Board of Directors recommend that the shareholders vote in favour of the Amalgamation. The conclusions of the Yangarra Special Committee were based upon the following factors:

(i) the Yangarra Special Committee's review of the terms of the Amalgamation, together with information regarding Yangarra and TriOil; and

(ii) the anticipated delivery of a fairness opinion from Raymond James, the draft form of which had been provided to the Yangarra Special Committee.

The Yangarra Special Committee attached the greatest relative weight to the fairness opinion of Raymond James. The Yangarra Special Committee determined that it was not practicable to (and therefore did not) quantify or otherwise assign relative weight to the other specific factors it considered in reaching its conclusion regarding the fairness of the Amalgamation to the minority shareholders of Yangarra.

The Yangarra Special Committee advised the Board of Directors of its determination that the Amalgamation, and the proposed terms thereof, was in the best interests of Yangarra and its shareholders.

The Raymond James Report is attached as Schedule "C" to this Information Circular and is summarized below under "Fairness Opinion of Raymond James".

Fairness Opinion of Raymond James

On August 8, 2005, the Yangarra Special Committee retained Raymond James to provide it with advice regarding the proposed merger with TriOil and a fairness opinion in respect of the Amalgamation. The Yangarra Special Committee met with representatives of Raymond James on various occasions and together with Raymond James:

(i) settled the scope and terms of Raymond James' engagement, including the financial terms of the engagement;

(ii) reviewed and considered the approaches and analysis which Raymond James emphasized in the preparation of its opinion and the preliminary results of such approaches; and

(iii) reviewed and considered Raymond James' opinion as to the fairness, from a financial point of view, of the Amalgamation.

The Yangarra Special Committee determined that in consideration of its services, Raymond James would be paid an aggregate of approximately $50,000 by Yangarra, and in addition Raymond James would be reimbursed for reasonable out of pocket expenses incurred by it in the performance of its services, including the reasonable fees and disbursements of its counsel, if required. It was also agreed that Yangarra would indemnify Raymond James in respect of certain liabilities which may be incurred by Raymond James in connection with the engagement.

Raymond James was selected to perform the services for the Yangarra Special Committee on the basis of its expertise in such matters. Raymond James has been involved in a significant number of transactions involving valuations and fairness opinions.

No limitations were imposed by the Yangarra Special Committee or Yangarra in connection with the provision by Raymond James of its advice and the delivery by it of its opinion to the Yangarra Special Committee.

Raymond James has represented that:

(i) Raymond James is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta) of Yangarra, TriOil or any of their associates or affiliates;

(ii) although Raymond James had participated in prior equity offerings of Yangarra, they did not believe any of these relationships affected their independence with respect to the fairness opinion.

A copy of the Raymond James Report is attached as Schedule "C" to this Information Circular. The Raymond James Report describes the matters considered, the assumptions made and the review undertaken by Raymond James and should be read in its entirety.

Prior Valuations of Yangarra

To the knowledge of Yangarra, there are no prior valuations of Yangarra, or of any of its material assets or of its securities prepared in the last 24 months other than any valuations in the Woodstone Report.

Deliberations of the Board of Directors of Yangarra

On September 29, 2005, the Yangarra Special Committee presented its report to the Board of Directors of Yangarra detailing its determinations and recommendations as set forth above. After discussion of the matter and having considered the report of the Yangarra Special Committee and the factors considered therein, the valuation and fairness opinion of Raymond James and a number of other matters brought to the attention of the Board of Directors by management of Yangarra, the Yangarra Special Committee, Raymond James, legal counsel to Yangarra and by the directors themselves, the Board of Directors adopted the Yangarra Special Committee's report and determined that the Amalgamation was in the best interests of Yangarra and its securityholders. As a result, the Board of Directors approved the Amalgamation Agreement.

Board Recommendations

After giving consideration to the TriOil Fairness Opinion, the current value of the TriOil Shares, TriOil's present stage of development, the potential growth and development opportunities for Amalco and the other factors deemed relevant by the Board of Directors of TriOil, including the perceived benefits of the Amalgamation as set forth herein, the Board of Directors of TriOil hereby recommends that holders of TriOil Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

After giving consideration to the Yangarra Fairness Opinion, the current value of the Yangarra Shares, Yangarra's present stage of development, the potential growth and development opportunities for Amalco and the other factors deemed relevant by the Board of Directors of Yangarra, including the perceived benefits of the Amalgamation as set forth herein, the Board of Directors of Yangarra hereby recommends that holders of Yangarra Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

Conditions to the Amalgamation

The respective obligations of TriOil and Yangarra to complete the transactions contemplated by the Amalgamation Agreement are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective. There is no assurance that these conditions will be satisfied or waived on a timely basis. Notwithstanding the foregoing, the Amalgamation Resolution authorizes the Board of Directors of TriOil and the Board of Directors of Yangarra, without further notice to or approval of the TriOil Shareholders or Yangarra Shareholders, respectively, to amend the Amalgamation Agreement or to decide not to proceed with the Amalgamation and to revoke the Amalgamation Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. Unless all of the conditions are satisfied or waived, the Amalgamation will not proceed. The following is a summary of the significant conditions contained in the Amalgamation Agreement.

Mutual Conditions Precedent

The respective obligations of TriOil and Yangarra to consummate the Amalgamation are subject to the satisfaction, on or before the Effective Date or such other date specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

1. a special resolution shall have been passed by each of the Yangarra Shareholders and the TriOil Shareholders in form and substance satisfactory to each of TriOil and Yangarra, acting reasonably, duly approving the Amalgamation;

2. the Articles of Amalgamation filed with the Registrar in accordance with the Amalgamation shall be in form and substance satisfactory to each of TriOil and Yangarra;

3. the Amalgamation shall have become effective on or before November 15, 2005;

4. holders of not more than 10% of the Yangarra Shares and not more than 10% of the TriOil Shares shall have exercised rights of dissent in relation to the Amalgamation;

5. all required regulatory, governmental and third party approvals and consents in respect of the completion of the Amalgamation shall have been obtained on terms and conditions, satisfactory to TriOil and Yangarra, each acting reasonably, including, without limitation, conditional approval for listing of Amalco Shares issuable pursuant to the Amalgamation and all securities convertible into Amalco Shares on TSX Venture and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

6. there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (a) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or any other transactions contemplated herein; or

    (b) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

7. all officers, directors, employees or consultants of TriOil and Yangarra that have any rights to any severance or payments as a result of a change of control arising from the Amalgamation shall have waived such rights on terms and conditions satisfactory to TriOil and Yangarra, respectively, other than the severance payment in the amount of $115,200 to be made to Joseph M. Dutton;

8. arrangements satisfactory to TriOil and Yangarra, acting reasonably, shall have been entered into such that upon completion of the Amalgamation, the holders of TriOil Warrants, TriOil Options, TriOil Agent's Options and Yangarra Options shall receive certificates representing the securities to which they are entitled pursuant to the Amalgamation Agreement;

9. the securities of Amalco to be issued upon the completion of the Amalgamation shall have been accepted for listing by TSX Venture, subject to Amalco fulfilling TSX Venture's usual and ordinary listing requirements;

10. each of Yangarra and TriOil shall be satisfied, acting reasonably, that upon completion of the Amalgamation, Amalco's senior management will initially be comprised of James G. Evaskevich as President and Chief Executive Officer, John F. K. Aihoshi as Chief Financial Officer, Robert D. Weir as Vice-President, Engineering, and Donald F. Poruchny as Vice-President, Exploration; and

11. the Directors of Amalco shall be the Directors referred to elsewhere in this Information Circular.

Conditions to Obligations of Yangarra

The obligation of Yangarra to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

1. Yangarra and the Yangarra Special Committee shall have received the Yangarra Fairness Opinion, which opinion shall not have been rescinded or retracted;

2. each of the acts and undertakings of TriOil to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by TriOil in all material respects;

3. TriOil shall have furnished Yangarra (all in form acceptable to Yangarra, acting reasonably) with:

   (a) a certified copy of the resolutions duly passed by the board of directors of TriOil approving the Amalgamation Agreement and the consummation of the transactions contemplated thereby and directing the submission of the Amalgamation for approval at the TriOil Meeting and recommending that TriOil Shareholders vote in favour of the Amalgamation; and

   (b) a certified copy of the special resolution of TriOil Shareholders, duly passed at the TriOil Meeting, approving the Amalgamation;

4. except as affected by the transactions contemplated by the Amalgamation Agreement, the representations and warranties of TriOil contained in the Amalgamation Agreement shall be true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and TriOil shall have complied in all material respects with its covenants in the Amalgamation Agreement;

5. there shall have occurred no material adverse change in respect of TriOil;

6. no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Amalgamation from being completed, or which would result in a judgement in material damages relating to the transaction as contemplated herein or prohibit Amalco's ownership or operation of all or a material portion of Yangarra's and TriOil's business;

7. TriOil shall have provided to Yangarra the consent of its lenders (if required) to the transactions contemplated thereby; and

8. TriOil shall have total debt and working capital deficiency, including all of its costs of the Amalgamation, of not more than $1,100,000, and Yangarra shall have received a certificate to that effect and also setting out the calculation of total debt and working capital and the significant components thereof, dated the Effective Date, of the President and Chief Financial Officer of TriOil.

Conditions to Obligations of TriOil

The obligation of TriOil to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

1. TriOil and the TriOil Special Committee shall have received the TriOil Fairness Opinion, which opinion shall not have been rescinded or retracted;

2. each of the acts and undertakings of Yangarra to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by Yangarra in all material respects;

3. Yangarra shall have furnished TriOil with:

   (a) a certified copy of the resolutions duly passed by the board of directors of Yangarra approving the Amalgamation Agreement and the consummation of the transactions contemplated thereby and directing the submission of the Amalgamation for approval at the Yangarra Meeting and recommending that Yangarra Shareholders vote in favour of the Amalgamation; and

(b) a certified copy of the special resolution of Yangarra Shareholders, duly passed at the Yangarra Meeting, approving the Amalgamation;

4. except as affected by the transactions contemplated by the Amalgamation Agreement, the representations and warranties of Yangarra contained in the Amalgamation Agreement shall be true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Yangarra shall have complied in all material respects with its covenants in the Amalgamation Agreement;

5. there shall not have occurred any material adverse change in respect of Yangarra;

6. no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Amalgamation from being completed, or which would result in a judgement in material damages relating to the transaction as contemplated herein, or prohibit Amalco's ownership or operation of all or a material portion of Yangarra's and TriOil's business;

7. Yangarra shall have provided TriOil with the consent of its lenders to the Amalgamation; and

8. Yangarra shall have total debt and working capital deficiency, including all of its costs of the Amalgamation, of not more than $10,000,000, and TriOil shall have received a certificate to that effect and also setting out the calculation of total debt and working capital and the significant components thereof, dated the Effective Date, of the President and Chief Financial Officer of Yangarra.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may, prior to the filing of the Articles of Amalgamation, be terminated by mutual agreement of TriOil and Yangarra, without further action on the part of the shareholders of Yangarra or TriOil.

TriOil may terminate the Amalgamation Agreement upon notice to Yangarra if:

1. the Amalgamation is not approved by the Yangarra Shareholders in accordance with all applicable corporate and securities laws requirements on or before November 14, 2005;

2. the Amalgamation has not become effective on or before November 15, 2005;

3. the Yangarra termination fee is payable by Yangarra under the Amalgamation Agreement;

4. the TriOil termination fee is payable and paid to Yangarra under the Amalgamation Agreement;

5. the board of directors of Yangarra changes, withdraws or modifies its recommendation to Yangarra Shareholders to vote in favour of the Amalgamation;

6. the TriOil Shareholders have not, by the requisite majority, approved the Amalgamation at the TriOil Meeting; or

7. upon any other circumstances that give rise to a right of termination of the Amalgamation Agreement by TriOil.

Yangarra may terminate the Amalgamation Agreement upon notice to TriOil if:

1. the Amalgamation is not approved by the TriOil Shareholders in accordance with all applicable corporate and securities laws requirements on or before November 14, 2005;

2. the Amalgamation has not become effective on or before November 15, 2005;

3. the TriOil termination fee is payable by TriOil under the Amalgamation Agreement;

4. the Yangarra termination fee is payable and paid to TriOil under the Amalgamation Agreement;

5. the board of directors of TriOil changes, withdraws or modifies its recommendations to TriOil Shareholders to vote in favour of the Amalgamation;

6. the Yangarra Shareholders have not, by the requisite majority, approved the Amalgamation at the Yangarra Meeting; or

7. upon any other circumstances that give rise to a termination of the Amalgamation Agreement by Yangarra.

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to the provisions of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation must be approved by the TriOil Shareholders and the Yangarra Shareholders in the manner set forth herein;

2. all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

3. Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

The Amalgamation Agreement requires the approval of two-thirds of the votes cast by the holders of the TriOil Shares and Yangarra Shares, respectively, present in person or by proxy at the Meetings, voting thereon. The Amalgamation also requires the approval of TSX Venture.

Timing

The Amalgamation will become effective upon the issuance by the Registrar of a Certificate of Amalgamation. If the Meetings are held and the Amalgamation Resolution is approved as required, it is expected that all necessary documentation will be submitted to the Registrar in order to obtain a Certificate of Amalgamation on or about November 9, 2005, assuming that all other conditions with respect to the Amalgamation are satisfied or waived. The Effective Date could be delayed, however, for a number of reasons, including the failure to satisfy any of the conditions to the Amalgamation.

Additional Information Concerning TriOil and Yangarra

For additional information concerning TriOil and Yangarra, See "Part IV - Information Concerning TriOil Ltd." and "Part V - Information Concerning Yangarra Resources Inc.".

Fees and Expenses

Costs of the completion of the Amalgamation, including expenses incurred by TriOil and Yangarra in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees, are estimated to be approximately $400,000 in aggregate.

Termination Fees

Yangarra has agreed to pay TriOil in cash the amount of $300,000 if:

(a) the board of directors of Yangarra fails to recommend that the Yangarra Shareholders approve the Amalgamation or withdraws or, in any manner adverse to TriOil, redefines, modifies or changes any of its recommendations or shall have resolved to do so; or

(b) on or prior to the date of the Yangarra Meeting:

   (i) a superior proposal is publicly announced or made to Yangarra or the Yangarra Shareholders; and

   (ii) the Yangarra acquisition proposal has not been withdrawn or expired; and

(A) the board of directors of Yangarra fails to confirm by press release, within five business days after the public announcement or making of the Yangarra acquisition proposal and, if applicable, in the directors circular responding to the superior proposal, its recommendation that the Yangarra Shareholders reject such proposal; or

(B) Yangarra enters into an agreement in respect of such proposal.

TriOil has agreed to pay Yangarra in cash the amount of $300,000 if:

(a) the board of directors of TriOil fails to recommend that the TriOil Shareholders approve the Amalgamation or withdraws or, in any manner adverse to Yangarra, redefines, modifies or changes any of its recommendations or shall have resolved to do so; or

(b) on or prior to the date of the TriOil Meeting:

(i) a superior proposal is publicly announced or made to TriOil or the TriOil Shareholders; and

(ii) the TriOil acquisition proposal has not been withdrawn or expired; and

(A) the board of directors of TriOil fails to confirm by press release, within five business days after the public announcement or making of the TriOil acquisition proposal and, if applicable, in the directors circular responding to the superior proposal, its recommendation that the TriOil Shareholders reject such proposal; or

(B) TriOil enters into an agreement in respect of such proposal.

AMALCO

Assuming the Amalgamation is completed, the head office of Amalco shall be located at Suite 1530, 715 - 5th Avenue S.W., Calgary, Alberta T2P 2X6. The registered and records office of Amalco shall be located at Suite 3100, Home Oil Tower, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2.

Amalco will not have any subsidiaries, other than Yangarra Resources Corp., which was incorporated as Mount Julian Resources Ltd. ("Mount Julian") under the *Companies Act* (Alberta) on August 1, 1979 and continued under the ABCA on March 4, 1983. On August 15, 2003 Mount Julian amended its articles to change its name to Yangarra Resources Corp.

Composition of Board of Directors and Management of Amalco

By approving the Amalgamation Resolution at the Meetings, the TriOil Shareholders and Yangarra Shareholders will also be appointing the Board of Directors of Amalco. The Board of Directors of Amalco, assuming successful completion of the Amalgamation, will be comprised of Joseph M. Dutton, a current director of TriOil, James G. Evaskevich, current Chairman and director of TriOil and director of Yangarra and Robert D. Weir, Gordon A. Bowerman and Douglas M. Stuve, all current directors of Yangarra. In addition, the following persons will be appointed to the positions with Amalco set forth opposite their names below:

James G. Evaskevich	-	President and Chief Executive Officer
John F. K. Aihoshi	-	Chief Financial Officer
Robert D. Weir	-	Vice-President, Engineering
Donald F. Poruchny	-	Vice-President, Exploration

The following table sets forth certain information in respect of the persons who will be directors and/or officers of Amalco if the Amalgamation is approved. See "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco" for information regarding the principal occupation of the nominees during the last five years.

Name and Municipality of Residence	Office Held[1]	TriOil Shares Beneficially Owned or Over Which Control or Direction is Exercised[3][5]		Yangarra Shares Beneficially Owned or Over Which Control or Direction is Exercised[4][5]		Amalco Shares Beneficially Owned or Over Which Control or Direction will be Exercised[3][4][5]		Principal Occupation
		Number	Percent	Number	Percent	Number[6]	Percent	
James G. Evaskevich Calgary, Alberta	President, Chief Executive Officer and Director of Yangarra Chairman and Director of TriOil	1,430,412	5.9%	1,651,750[8]	5.4%	2,999,575[8]	5.6%	President and Chief Executive Officer of Yangarra
Joseph M. Dutton[2] Calgary, Alberta	President, Chief Executive Officer and Director of TriOil	50,000	0.2%	Nil	N/A	50,000	0.09%	President and Chief Executive Officer of TriOil
Gordon A. Bowerman[2] Calgary, Alberta	Director of Yangarra	381,332	1.0%	2,107,711[6]	6.9%	2,383,657[6]	4.5%	President and Chief Executive Officer of Cove Resources Ltd., a private oil and gas company
Robert D. Weir Calgary, Alberta	Vice-President, Engineering and Director of Yangarra Director of TriOil	1,250,272[7]	5.2%	975,000[9]	3.2%	2,176,522[7][9]	4.1%	Vice-President, Engineering of Yangarra
Douglas M. Stuve[2] Calgary, Alberta	Director of Yangarra	Nil	N/A	46,500	0.2%	44,175	0.08%	Partner with Burstall Winger LLP
John F. K. Aihoshi Calgary, Alberta	Chief Financial Officer of Yangarra	120,000	0.5%	435,834	1.4%	534,042	1%	Chief Financial Officer of Yangarra
Donald F. Poruchny Calgary, Alberta	Vice-President, Exploration of Yangarra	63,834	0.26%	810,000[10]	2.6%	833,334[10]	1.6%	Vice-President, Exploration of Yangarra
Total		3,295,850	13.06%	6,026,795	19.6%	9,021,305	16.9%	

Notes:

(1) Messrs. Evaskevich and Weir intend to devote a substantial amount of their time to Amalco. Messrs. Bowerman, Dutton and Stuve intend to devote such time to Amalco as is required to discharge their duties as Directors.

(2) Proposed members of the Audit Committee and Reserves Committee of Amalco.

(3) Assumes that any TriOil Options and TriOil Warrants beneficially owned, directly or indirectly, or over which control or direction is exercised are not exercised prior to the Effective Date.

(4) Assumes that any Yangarra Options beneficially owned, directly or indirectly, or over which control or direction is exercised, are not exercised prior to the Effective Date.

(5) Messrs. Evaskevich, Weir and Aihoshi own 333,332 TriOil Warrants, 70,833 TriOil Warrants and 60,000 TriOil Warrants, respectively, which will be exchanged for 333,332 Amalco Warrants, 70,833 Amalco Warrants and 60,000 Amalco Warrants, respectively, pursuant to the Amalgamation.

(6) Of these shares, 25,000 Yangarra Shares are, and 23,750 Amalco Shares will be, owned by Cove Resources Ltd., a private oil and gas company controlled by Mr. Bowerman, and 188,500 Yangarra Shares are, and 179,075 Amalco Shares will be, owned by Mr. Bowerman's spouse.

(7) Of these shares, 20,833 TriOil Shares are, and 20,833 Amalco Shares will be, owned by Weir Resource Management Ltd., a private company controlled by Robert D. Weir.

(8) Of these shares, 378,750 Yangarra Shares are, and 359,813 Amalco Shares will be, owned by Grassy Island Ranch Ltd., a private company controlled by James G. Evaskevich.

(9) Of these shares, 20,000 Yangarra Shares are, and 19,000 Amalco Shares will be, owned by Wild Bull Petroleum Ltd., a private oil and gas company controlled by Robert D. Weir.

(10) Of these shares, 75,000 Yangarra Shares are, and 71,250 Amalco Shares will be, owned by Hazer Exploration, a private company controlled by Mr. Poruchny.

The following is a description of the backgrounds of the intended directors and officers of Amalco after giving effect to the Amalgamation.

James G. Evaskevich, President, Chief Executive Officer and Director

Mr. Evaskevich, age 51, has been the Chairman and a director of TriOil since August 2004. Mr. Evaskevich has also been the President, Chief Executive Officer and a director of Yangarra since December 2001. He has also been the President, Chief Executive Officer and a director of Cascadia International Resources Inc., a public base metal exploration company listed on TSX Venture, since June 2003. From October 2000 to July 2003, Mr. Evaskevich was the Vice-President, Operations of Glacier Ridge Resources Ltd., a private oil and gas exploration company that was sold to High Point Resources Inc. Mr. Evaskevich has also been the President of Grassy Island Ranch Ltd., a private ranching company, since June 1981, and the President of GIOS Ltd., an oilfield services consulting company, since June 1987.

Joseph M. Dutton, Director

Mr. Dutton, age 52, has been the President, Chief Executive Officer and a director of TriOil since August 16, 2004 and prior thereto the President, Chief Executive Officer and a director of Predecessor TriOil since September 11, 2002. Prior thereto, Mr. Dutton was the President and Chief Financial Officer of Cantex Mine Development Corp. ("**Cantex**"), a public mineral exploration company listed on the Canadian Venture Exchange Inc., from April 1998 to August 2001. Mr. Dutton was also a director of Cantex from April 1998 to December 2001. Prior thereto, Mr. Dutton was the President and Chief Executive Officer of Canadian Mountain Minerals Ltd., a public mineral exploration company listed on the Alberta Stock Exchange/Canadian Venture Exchange and a predecessor of Cantex, from July 1996 to April 1998. Mr. Dutton was the Vice-President, Business Development of Kappa Energy Investments Ltd., a private international oil and gas company, from May 1995 to July 1996. He was the President of Bubbleboy Investments Ltd., a private holding company, from January 1992 to May 1995. Mr. Dutton received a Bachelor of Arts (Honours) Degree from Glendon College in 1975 and completed two years of graduate studies at the University of Western Ontario from 1975 to 1977.

Robert D. Weir, P.Eng., Vice-President, Engineering and Director

Mr. Weir, age 59, has been a director of TriOil since August 2004. Mr. Weir has also been the Vice-President, Engineering and a director of Yangarra since November 2003. From April 1999 to July 2003, Mr. Weir was the Vice-President, Engineering and a director of Glacier Ridge Resources Ltd., a private oil and gas exploration company that was sold to High Point Resources Inc. Mr. Weir was also a founder and the President of Goose River Resources Ltd. from June 2000 to April 2003, a public oil and gas company listed on TSX Venture. Mr. Weir has also been the President of Weir Resource Management Ltd., a private resource management company, since May 1978. Mr. Weir has a Bachelor of Science degree in engineering from the University of Alberta.

Donald F. Poruchny, Vice-President, Exploration

Mr. Poruchny, age 50, has been the Vice-President, Exploration of Yangarra since August 2005. Prior thereto he was the Manager Geophysics of Yangarra since August 2003. Mr. Poruchny was the Manager Geophysicist for Blue Range Resource Corporation from 1994 to 1999. From 1999 until August 2003, Mr. Poruchny provided geophysical expertise through his independent consulting company to a number of oil and gas companies, including Asamera Oil, Crestview Petroleum Inc., Renaissance Energy Inc., International Sovereign Energy Corp., Husky Energy Inc., Birchill Resources Inc., Glacier Ridge Resources Ltd. and Goose River Resources Inc. Mr. Poruchny is also a director of Double Knot Energy Ltd., a small private oil and gas corporation and Turbo

Investments Inc., a family-owned private corporation. Mr. Poruchny has a Bachelor of Science degree (specialization in Applied Geophysics and Geology) from the University of Alberta and has been a professional geophysicist since 1978.

John F. K. Aihoshi, Chief Financial Officer

John F. K. Aihoshi, age 52, has been the Chief Financial Officer of Yangarra since July 2003. From October 2001 to July 2003, Mr. Aihoshi was the Controller of Glacier Ridge Resources Ltd., a private oil and gas exploration company that was sold to High Point Resources Inc. He is also currently the Chief Financial Officer of Cascadia International Resources Inc., a public mining company listed on the TSX Venture, and has been since July 2003. Mr. Aihoshi was a consultant on a financial services contract to Olympia Energy Inc., a public oil and gas company listed on the TSX Venture, from 1998 to October 2001. Mr. Aihoshi obtained his Certified Management Accountant (CMA) designation in 1985.

Gordon A. Bowerman, Director

Mr. Bowerman, age 64, has been a director of Yangarra and its predecessor Ayrex Resources Ltd. since December 2001. He is also a director of Cascadia International Resources Inc., a public base metal exploration company listed on TSX Venture and Colonia Corporation, a public oil and gas exploration company listed on NEX Board of TSX Venture. Mr. Bowerman has also been the President of Cove Resources Ltd., a private oil and gas company, since June 1987.

Douglas M. Stuve, Director

Douglas M Stuve, age 37, has been a director of Yangarra since April 2003. Mr. Stuve is a partner with the law firm Burstall Winger LLP of Calgary, Alberta. Prior to joining Burstall Winger LLP in 1993, Mr. Stuve articled in Toronto with Davies Ward & Beck. Mr. Stuve's principal area of practice is corporate finance and securities law, as well as general corporate commercial law. Mr. Stuve holds a Bachelor of Arts degree (with distinction) from the University of Alberta and a Bachelor of Laws degree (LL.B) from Queen's University, Kingston, Ontario. Mr. Stuve has served as a Director and officer of several public companies and is currently a Director of International Technologies Corporation, Cascadia International Resources Inc., Kelso Energy Inc. and Golden Odyssey Mining Inc., all public companies listed on TSX Venture. Mr. Stuve is a past director of Tesoro Energy Corp., a public oil and gas company listed on the Toronto Stock Exchange and Pelorus Energy Corp., a public oil and gas company listed on TSX Venture. Mr. Stuve is also a past Director of Patfind Inc., the first capital pool company offering completed on TSX Venture (that changed its name to Engineering.com Incorporated).

Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer or promoter of Amalco is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, officer or promoter of any company (including TriOil or Yangarra, as applicable) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to an exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors, officers and promoters of Amalco, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Amalgamation.

Personal Bankruptcies

None of the proposed directors, officers and promoters of Amalco, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, within the 10 years before the date of this Information Circular, have become bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

There are no existing or potential material conflicts of interest between Amalco and a proposed director, officer or promoter of Amalco. See "Part V – Information Concerning Yangarra Resources Inc. – Interest of Informed Persons in Material Transactions of Yangarra".

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of Amalco that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name of Reporting Issuer	Position	From	To
James G. Evaskevich	Cascadia International Resources Inc.	President, Chief Executive Officer and Director	June 2003	Present
	Yangarra Resources Inc. (formerly Ayrex Resources Ltd.)	President, Chief Executive Officer and Director	December 2001	Present
	Goose River Resources Ltd.	Director	July 2000	March 2003
	Quail Ridge Resources Ltd.	Director	November 1999	September 2000
	Pheasantback Resources Inc.	Director	August 1997	May 1999
	TriOil Ltd.	Chairman and Director	August 2004	Present
Joseph M. Dutton	TriOil Ltd.	President, Chief Executive Officer and Director	September 2002	Present
	Cantex Mine Development Corp.	President and Chief Executive Officer	April 1998	August 2001
	Cantex Mine Development Corp.	Director	April 1998	December 2001
	Canadian Mountain Minerals Ltd.	President and Chief Executive Officer	July 1996	April 1998
Gordon A. Bowerman	Yangarra Resources Inc. (formerly Ayrex Resources Ltd.)	Director	December 2001	Present
	Colonia Corporation	Director	April 2004	Present
	Cascadia International Resources Inc.	Director	June 2003	Present
Robert D. Weir	Yangarra Resources Inc.	Vice President, Engineering and Director	November 2003	Present
	Goose River Resources Ltd.	President and Director	April 2000	April 2003
	Telford Resource Services Group Inc.	Director	August 1998	Present
	Quail Ridge Resources Ltd.	President, Chief Executive Officer, Chief Financial Officer and Director	April 1999	April 2000

Name	Name of Reporting Issuer	Position	From	To
	Pheasantback Resources Inc.	President, Chief Executive Officer, Chief Financial Officer and Director	February 1997	May 1999
	Colt Energy Inc.	President	May 1997	December 1998
	TriOil Ltd.	Director	August 2004	Present
Douglas M. Stuve	Engineering.com Incorporated (formerly Patfind Inc.)	Director	November 1999	May 2005
	Multi-Glass International Corp.	Director	May 1999	April 2005
	Kelso Energy Inc. (formerly Thistletown Capital Inc.)	Director	October 2000	Present
	Northline Energy Services Inc.	Director	October 1999	January 2000
	Netco Energy, Inc. (formerly Green River Holdings Inc.)	Director	June 1998	July 2001
	EcomPark Inc. (formerly Storage One Inc.)	Secretary	May 1999	March 2000
	TRI Communication Solutions, Inc.	Secretary	February 2001	November 2001
	Sylogist Ltd.	Secretary	June 2002	January 2004
	Tesoro Energy Corp.	Director	July 2000	February 2004
	Pentland Firth Ventures Ltd.	Secretary	March 2000	July 2001
	Yangarra Resources Inc.	Director	June 2003	Present
	Canadian Public Venture Capital I Inc.	Director	February 2003	June 2004
	International Technologies Corporation	Director	November 2003	Present
	Damian Capital Corp.	Secretary	March 2004	Present
	Colonia Corporation	Director	April 2004	June 2005
	Cascadia International Resources Inc.	Director	July 2003	Present
	Pelorus Energy Corp. (formerly Pelorus Navigation Systems Inc.)	Director	August 2003	December 2004
	Golden Odyssey Mining Inc.	Director	April 2004	Present
	Stonecliffe Capital Inc.	Secretary	February 2005	Present
	Galleria Opportunities Inc.	Secretary	August 2005	Present
John F. K. Aihoshi	Yangarra Resources Inc.	Chief Financial Officer	July 2003	Present
	Cascadia International Resources Inc.	Chief Financial Officer	July 2003	Present

Principal Business of Amalco

Amalco's business will be to carry on the business and operations of TriOil and Yangarra as described elsewhere in this Information Circular. For a detailed description of TriOil's and Yangarra's oil and gas properties and operations, see "Part IV - Information Concerning TriOil Ltd. - Business of TriOil" and "Part V - Information Concerning Yangarra Resources Inc. - Business of Yangarra".

Selected Pro Forma Financial Information

The following table sets out certain financial information for TriOil and Yangarra, as well as certain unaudited pro forma financial information after giving effect to the Amalgamation and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma financial statements of Amalco set forth in Schedule "A" to this Information

Circular. The information presented below and in Schedule "A" assumes completion of the Amalgamation in accordance with the Amalgamation Agreement.

	TriOil	Yangarra	Pro Forma Amalco
	As at and for the six months ended June 30, 2005	As at and for the six months ended June 30, 2005	As at and for the six months ended June 30, 2005 after giving effect to the Amalgamation(1)(2)(3)
	(unaudited)	(unaudited)	(unaudited)
Total Assets	14,778,373	27,587,886	42,203,248
Current Liabilities	1,071,238	11,594,138	12,502,365
Petroleum and Natural Gas Sales, Net of Royalties and Production Taxes	2,150,921	2,594,168	4,745,089
Total Operating Expenses	2,017,480	2,928,458	4,945,938
Net Income (Loss)	51,282	(723,293)	(672,011)

Notes:

(1) Numbers may not add due to rounding.

(2) See the notes contained in the unaudited pro forma financial statements set forth in Schedule "A" for assumptions and adjustments. The unaudited pro forma financial statements may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the financial position expected in future periods.

(3) Subject to giving effect to the transactions contemplated by the Amalgamation, Amalco will have 53,431,483 Amalco Shares issued and outstanding.

Amalco Securities

Amalco will be authorized to issue an unlimited number of Amalco Shares without nominal or par value, of which 53,431,483 Amalco Shares are expected to be issued and outstanding as fully paid and non-assessable after giving effect to the Amalgamation. Amalco will also be authorized to issue an unlimited number of First Preferred Shares and Second Preferred Shares, without nominal or par value. No preferred shares will be issued and outstanding upon completion of the Amalgamation. The rights, privileges, restrictions and conditions attaching to Amalco's securities are described below. For details regarding Amalco's convertible securities, see "Pro Forma Consolidated Capitalization" and "Fully Diluted Share Capital of Amalco" below.

Common Shares

The holders of Amalco Shares shall be entitled to notice of, to attend and vote at any meeting of the shareholders of Amalco (other than meetings of a class or series of shares of Amalco other than Amalco Shares as such) and to one vote per share on a ballot. The holders of Amalco Shares will be entitled to receive dividends as and when declared by the Board of Directors of Amalco on Amalco Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Amalco ranking in priority to Amalco Shares in respect of dividends. The holders of Amalco Shares shall be entitled in the event of any liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholder for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital upon dissolution attached to all shares of other classes of shares of Amalco ranking in priority to Amalco Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of Amalco ranking equally with Amalco Shares in respect of return of capital, in such assets of Amalco as are available for distribution.

First Preferred Shares

The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of Amalco shall, by resolution, fix the number of shares that will form such series and shall by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series. The First Preferred Shares of each series shall rank equally with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares and to Amalco Shares and over any other shares of Amalco ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of

Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs.

Second Preferred Shares

The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of Amalco shall, by resolution, fix the number of shares that will form such series and shall by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series. The Second Preferred Shares of each series shall rank equally with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over Amalco Shares and over any other shares of Amalco ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs.

Pro Forma Consolidated Capitalization

The following table sets forth the capitalization of Yangarra and TriOil prior to the Amalgamation and of Amalco on a pro forma basis after giving effect to the Amalgamation. The following information should be read in conjunction with the unaudited pro forma financial statements of Amalco set forth in Schedule "A" to this Information Circular. The information presented below and in Schedule "A" assumes the completion of the Amalgamation in accordance with the Amalgamation Agreement.

Authorized	Yangarra as at June 30, 2005 prior to giving effect to the Amalgamation[1]	TriOil as at June 30, 2005 prior to giving effect to the Amalgamation[1]	Pro Forma Amalco as at June 30, 2005 after giving effect to the Amalgamation[2][3]
	(unaudited)	(unaudited)	(unaudited)
Common Shares – unlimited	$18,800,116 (30,749,254 Shares)	$11,631,599 (24,219,692 Shares)	$30,431,715 (53,431,483 Shares)
First Preferred Shares – unlimited	nil	nil	nil
Second Preferred Shares – unlimited	nil	nil	nil
Bank Debt	$7,232,462	nil	$7,232,462

Notes:

(1) The deficit of Yangarra and TriOil as at June 30, 2005 was $6,769,150 and $633,849, respectively.

(2) For a description of Amalco Shares to be reserved for issuance pursuant to Amalco's convertible securities, see "Fully Diluted Share Capital of Amalco" below.

(3) At June 30, 2005, Amalco would have had a contributed surplus of $1,192,097 and a deficit of $8,781,488.

Fully Diluted Share Capital of Amalco

In addition to the information set out in the capitalization table above, the following table sets out the pro forma fully diluted share capital of Amalco after giving effect to the Amalgamation.

	Number of Securities	Percentage of Total
Amalco Shares issued as at Effective Date	53,431,483	90.1%
Amalco Shares reserved for issuance on exercise of Amalco TriOil Replacement Agent's Options outstanding as at the Effective Date with an exercise price of $0.65 per share	137,049	0.2%
Amalco Shares to be reserved for issuance on exercise of Amalco Warrants with an exercise price of $0.90 per share	1,191,662	2.0%
Amalco Shares to be reserved for issuance on exercise of Amalco TriOil Replacement Options outstanding on the Effective Date with exercise prices ranging from $0.46 to $0.65 per share	2,045,000	3.5%
Amalco Shares to be issued upon exercise of Amalco Yangarra Replacement Options outstanding on the Effective Date with exercise prices ranging from $0.21 to $1.05 per share	2,490,425	4.2%
TOTAL	59,295,619	100.00%

Use of Available Funds

As at June 30, 2005, TriOil had estimated working capital of approximately $571,175 and Yangarra had an estimated working capital deficit of approximately $9,352,663. After completion of the Amalgamation, management anticipates that Amalco will have Available Funds of approximately $2,100,000. The proposed management of Amalco anticipates that its Available Funds will be expended substantially as follows:

Principal Purposes	Available Funds[2]
Medicine Hat Drilling Program	$750,000
Ferrier Drilling Program	$750,000
Costs of the Amalgamation[1]	$400,000
Working Capital to Fund Ongoing Operations	$200,000
Total	$2,100,000

Notes:

(1) Includes additional fees payable to TSX Venture.

(2) Upon completion of the Amalgamation, Amalco intends to spend the Available Funds to carry out its proposed exploration and development program. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Amalco will only redirect the funds to other properties, and will only do so on the basis of a written recommendation from an independent professional geologist or engineer. Management of TriOil and Yangarra believe that Amalco's working capital available to fund ongoing operations, together with cash flow reasonably anticipated from sales of oil and natural gas, will be sufficient to meet its administrative costs for 12 months.

Administration Costs

The following chart sets out the estimated aggregate monthly and total administration costs that will be incurred in order for Amalco to carry out its proposed exploration and development programs. As the exploration and development programs of Amalco expand, these costs will increase.

It is anticipated that $70,000 per month will be required to administrate the programs and the ongoing operations of Amalco.

	Monthly Expenditures[1]
Salaries and Consulting/Engineering Fees	$40,000[2]
Lease Expenses	10,000
Telecommunications and Utilities	1,000
Office Expenses	3,000
Insurance	3,000
Professional Fees (Legal and Accounting)	5,000
Transfer Agent Fees and Filing Fees	1,000
Miscellaneous Costs	7,000
Total	$70,000[3]

Notes:

(1) The majority of these expenses will be paid from Amalco's net cash flow (revenues minus operating expenses and royalties) to be derived from the oil and natural gas production of TriOil and Yangarra, which is estimated to be approximately $535,000 per month for the month ended June 30, 2005.

(2) The proposed management team of Amalco anticipates that the following monthly salaries will be paid to Amalco's officers during the 12 months following the Effective Date: (a) $10,000 to Amalco's President and Chief Executive Officer; (b) $6,000 to Amalco's Chief Financial Officer; (c) $8,000 to Amalco's Vice-President, Engineering; and (d) $9,000 to Amalco's Vice-President, Exploration. The additional $7,000 per month allocated to salaries, consulting and engineering fees will be paid to Amalco's employees, consultants and independent engineers.

(3) This amount represents Amalco's estimated initial monthly administration costs.

Proposed Compensation of Amalco

The compensation of the directors and officers of Amalco will be determined by the Board of Directors of Amalco and/or the Compensation Committee of Amalco (if such committee is constituted by the Board of Directors) subsequent to the completion of the Amalgamation. It is currently contemplated that Amalco's executive compensation program will consist of two components: base salary and stock options. Base salaries are expected to be determined based on competitive levels for companies of comparable size.

Principal Shareholders of Amalco

To the knowledge of the directors and executive officers of Yangarra and TriOil as of the date hereof, no person, firm or company (other than securities depositories) will beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to Amalco Shares following the successful completion of the Amalgamation.

Promoters of TriOil, Yangarra and Amalco

Joseph M. Dutton, Robert Libin, James G. Evaskevich and Robert D. Weir are the only individuals who have been promoters of TriOil since its inception. See "Part IV – Information Concerning TriOil Ltd. – Promoters of TriOil". For information regarding these individual's security holdings of TriOil and Amalco, See "Part III – The Amalgamation - Amalco – Composition of Board of Directors and Management of Amalco".

James G. Evaskevich, Robert D. Weir and Gordon A. Bowerman are the only individuals who have been promoters of Yangarra during the past two years. See "Directors and Officers of Yangarra", "Principal Holders of Voting Securities of Yangarra", "Statement of Executive Compensation of Yangarra", "Stock Options of Yangarra", "Interest of Informed Persons in Material Transactions of Yangarra" and "Non-Arm's Length Party Transactions" under the heading "Part V – Information Concerning Yangarra Resources Inc.". For information regarding Messrs. Evaskevich, Weir and Bowerman's security holdings of Yangarra and Amalco, see "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

The proposed board of directors and management team of Amalco is of the view that James G. Evaskevich will be the only promoter of Amalco.

Escrowed Securities

Yangarra's Escrowed Share Position

There are currently no Yangarra Shares held in escrow. See "Part V – Information Concerning Yangarra Resources Inc. – Escrowed Securities of Yangarra".

TriOil's Escrowed Share Position

There are currently 843,504 TriOil Shares held in escrow in accordance with the TriOil Escrow Agreement. See "Part IV – Information Concerning TriOil Ltd. – Escrowed Securities TriOil".

The securities escrowed pursuant to the TriOil Escrow Agreement will be released from escrow as follows:

Percentage of Securities Released	Release Date
100%	February 18, 2006

Auditor, Transfer Agent and Registrar

If the Amalgamation Resolution is approved at the Meetings, the first auditors of Amalco shall be Meyers Norris Penny LLP, Chartered Accountants, Suite 300, 622 - 5th Avenue S.W., Calgary, Alberta T2P 0M6. See "Part II – Matters to be Acted on at the Meetings – Appointment of Auditors".

The transfer agent and registrar for Amalco will be Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8.

RIGHT OF DISSENT

Pursuant to Section 191 of the ABCA, the registered holders of TriOil Shares and Yangarra Shares are entitled to dissent in respect of the Amalgamation Resolution and be paid by either TriOil or Yangarra, as applicable, the fair value of such TriOil Shares or Yangarra Shares, as applicable, if the Amalgamation Resolution is passed and such registered holder provides TriOil or Yangarra, as applicable (otherwise referred to herein as "**Dissentco**"), with a written objection to the Amalgamation Resolution at or before the applicable Meeting and otherwise complies with the procedure set out in Section 191 of the ABCA. The following is a summary of the provisions of Section 191 of the ABCA. **The statutory provisions dealing with the right of dissent are technical and complex. Any shareholders who wish to exercise their right of dissent should seek their own legal advice, as failure to comply strictly with the provisions of Section 191 of the ABCA may prejudice their right of dissent.**

In order for a shareholder to dissent, a written objection (an "**Objection Notice**") to the Amalgamation Resolution must be received, in the case of a TriOil Shareholder, by the President of TriOil at the registered office of TriOil, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: William Maslechko, or by the Chairman of the TriOil Meeting, at or before the TriOil Meeting and, in the case of an Yangarra Shareholder, by the President of Yangarra at the registered office of Yangarra, 3100, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2, Attention: Douglas M. Stuve, or by the Chairman of the Yangarra Meeting, at or before the Yangarra Meeting. A vote against the Amalgamation Resolution, an abstention, or the execution of a proxy to vote against the Amalgamation Resolution does not constitute an Objection Notice.

A Dissenting Shareholder may only claim under Section 191 with respect to all the securities of a class held by such Dissenting Shareholder, or on behalf of any one beneficial owner, and registered in the Dissenting Shareholder's name. A shareholder wishing to exercise the right of dissent with respect to such shares shall not have voted those securities at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Amalgamation Resolution. Beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holder of shares is entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned by such shareholder to be registered in their name prior to the time the Objection Notice is required to be received, or alternatively, make arrangements for the registered shareholder to dissent on the beneficial securityholder's behalf.

If the Amalgamation Resolution approving the Arrangement is acted upon, Amalco or a Dissenting Shareholder may make application to the Court to fix the fair value of the shares of such Dissenting Shareholder. If an application is made to the Court, unless the Court otherwise orders, Amalco must send to each Dissenting Shareholder a written offer to pay such Dissenting Shareholder an amount considered by Amalco to be the fair value of such Dissenting Shareholder's shares. Offers to each Dissenting Shareholder must be sent at least 10 days before the application is returnable, if Amalco is the applicant, or within 10 days after Amalco is served with notice of the application, if a shareholder is the applicant, and must be on the same terms and must contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an arrangement with Amalco for the purchase of the Dissenting Shareholder's shares by Amalco in the amount of the offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

On an application under Section 191, the Court must make an order fixing the fair value of the shares of all Dissenting Shareholders, giving judgment in that amount against Dissentco and in favour of each Dissenting Shareholder, and fixing the time within which Dissentco must pay that amount to a shareholder.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Dissenting Shareholder ceases to have any rights as a securityholder until the date of payment.

A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of the Dissenting Shareholder's shares, and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Shareholder ceases to have any rights as a securityholder other than the right to be paid the fair value of the shares in the amount agreed to between Amalco and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the earliest of the Effective Date, the making of an agreement between Amalco and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's shares or the pronouncement of the order of the Court fixing the fair value of the shares. Until any of the foregoing events occur, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or Amalco may rescind the resolution in question and in either event, proceedings under Section 191 shall be discontinued.

Amalco shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Amalco is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of Amalco' assets would thereby be less than the aggregate of its liabilities. In such event, Amalco shall notify each Dissenting Shareholder within 10 days after the pronouncement of the Court or the making of an agreement between a shareholder and Amalco as to the payment to be made for shares, that it is unable lawfully to pay Dissenting Shareholders for their securities, in which case the Dissenting Shareholder may, by written notice to Amalco within 30 days after receipt of such notice, withdraw the Objection Notice, in which case such securityholder shall be deemed to have participated in the Amalgamation.

Under the Amalgamation, shareholders who have given an Objection Notice to Dissentco which remains outstanding on the Effective Date and:

1. who are ultimately entitled to be paid fair value for the shares in respect of which they dissent shall be deemed to have transferred such shares to Dissentco for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

2. who are ultimately not entitled to be paid fair value for the shares in respect of which they dissent, shall not be, or be reinstated as, shareholders but for purposes of receipt of consideration shall be treated as if they had participated in the Amalgamation on the same basis as a non-dissenting shareholder, and, accordingly, shall be entitled to receive Amalco Shares on the basis set forth in the Amalgamation Agreement;

provided, however, that in no case shall Dissentco be required to recognize such holders of shares as shareholders of Dissentco after the Effective Date.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Schedule "E" to this Information Circular and consult their own legal advisor.**

The Amalgamation Agreement provides, as a condition to the obligations to complete the Amalgamation that holders of not more than 10% of the issued and outstanding TriOil Shares or Yangarra Shares shall have exercised rights of dissent in connection with the Amalgamation.

RISK FACTORS

An investment in TriOil Shares, Yangarra Shares and Amalco Shares should be considered highly speculative, not only due to the nature of TriOil's and Yangarra's existing business and operations, but also because of the uncertainty related to completion of the Amalgamation and the business of Amalco if the Amalgamation is completed. In addition to the other information in this Information Circular, an investor should carefully consider each of, and the cumulative effect of, the following factors, which assume the completion of the Amalgamation.

Completion of the Amalgamation

The completion of the Amalgamation is subject to several conditions under the Amalgamation Agreement. See "Part III – The Amalgamation – Summary of Proposed Amalgamation – Conditions to the Amalgamation". In the event that any of those conditions are not satisfied or waived, the Amalgamation may not be completed.

Exploration, Development and Production Risks

An investment in the TriOil Shares, Yangarra Shares and Amalco Shares is speculative due to the nature of their involvement in the exploration, development and production of oil and natural gas and their stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by Amalco will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Amalco depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Amalco will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Amalco may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Amalco will have limited reserves and producing oil and gas properties and a limited history of business operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

Amalco's involvement in the exploration for and development of oil and gas properties may result in Amalco becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling Amalco will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Amalco may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Amalco. The occurrence of a significant event that Amalco is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Amalco's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which will be beyond the control of Amalco. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices or natural gas prices, leading to a reduction in the volume of Amalco's oil and gas reserves. Amalco might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Amalco's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Amalco will in part be determined by the borrowing base of Amalco. A sustained material decline in prices from historical average prices could limit or reduce Amalco's borrowing base, thereby reducing the bank credit available to Amalco, and could require that a portion of any existing bank debt of Amalco be repaid.

In addition to establishing markets for its oil and natural gas, Amalco must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Amalco will be affected by numerous factors beyond its control. Amalco will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Amalco. The ability of Amalco to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Amalco will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Amalco will have limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

The proposed management of Amalco anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Amalco's future revenues or future reserves decline, Amalco may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Amalco. Moreover, future activities may require Amalco to alter its capitalization significantly. The inability of Amalco to access sufficient capital for its operations could have a material adverse effect on Amalco's financial condition, results of operations or prospects.

Competition

Amalco will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which will have significantly greater financial resources than Amalco. Amalco's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Amalco's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than Amalco.

Certain of Amalco's customers and potential customers will also be exploring for oil and natural gas, and the results of such exploration efforts could affect Amalco's ability to sell or supply oil or gas to these customers in the future. Amalco's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Amalco to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Amalco's financial condition, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Amalco's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Amalco to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity with Amalco's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Amalco.

Reserves Replacement

Amalco's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Amalco successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Amalco may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Amalco's reserves will depend not only on Amalco's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Amalco's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Amalco is not the operator of its oil and gas properties, Amalco will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Amalco will be largely dependent upon the performance of its management and key employees. The proposed management of Amalco does not anticipate having any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Amalco. In assessing the risk of an investment in Amalco Shares, potential investors should realize that they are relying on the experience, judgement, discretion, integrity and good faith of the proposed management of Amalco. An investment in Amalco Shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

Dividends

To date, neither TriOil nor Yangarra have paid any dividends on their outstanding shares. Any decision to pay dividends on Amalco Shares will be made by its board of directors on the basis of Amalco's earnings, financial requirements and other conditions.

Conflicts of Interest

Certain of the directors and officers of Amalco will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of Amalco may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. To the proposed management of Amalco's knowledge, as at the date hereof there are no existing or potential material conflicts of interest between Amalco and a proposed director or officer of Amalco except as otherwise disclosed herein.

Permits and Licenses

The operations of Amalco may require licenses and permits from various governmental authorities. There can be no assurance that Amalco will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Additional Funding Requirements

Amalco's cash flow from its future reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Amalco may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Amalco to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Amalco's future revenues from its future reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Amalco's ability to expend the necessary capital to replace its reserves or to maintain its production. If Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Issuance of Debt

From time to time Amalco may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Amalco's debt levels above industry standards. Neither Amalco's articles nor its by-laws limit the amount of indebtedness that Amalco may incur. The level of Amalco's indebtedness from time to time could impair Amalco's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Amalco and may delay exploration and development activities.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of TriOil, Yangarra or Amalco in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and TriOil and Yangarra are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than \$10,000 in royalties per year and non-corporate entities from qualifying for the program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by TriOil and Yangarra to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "**Technical Paper**"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that TriOil and Yangarra will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. TriOil and Yangarra are, and Amalco will be, committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. TriOil and Yangarra believe that they are in material compliance with applicable environmental laws and regulations. TriOil and Yangarra also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for TriOil, and Burstall Winger LLP, counsel for Yangarra, the following is a summary of the principal Canadian federal income tax considerations applicable to TriOil Shareholders, TriOil Warrantholders and Yangarra Shareholders who participate in or who dissent to the Amalgamation and who, for the purposes of the Tax Act, hold or will hold their TriOil Shares, TriOil Warrants, Yangarra Shares, Amalco Shares and Amalco Warrants, as the case may be, as capital property and deal or will deal at arm's length with, and are not and will not be affiliated with, TriOil, Yangarra or Amalco. This summary is not applicable to a TriOil Shareholder, Yangarra Shareholder, TriOil Warrantholder or a shareholder or warrantholder of Amalco that is a "financial institution", a "specified financial institution" or an interest in which would be a tax shelter investment, all as defined in the Tax Act. Any such securityholder should consult his or her own tax advisors with respect to all tax matters relating to or arising from the Amalgamation. TriOil Shares, Yangarra Shares, TriOil Warrants, Amalco Shares and Amalco Warrants will generally be considered to be capital property of a holder thereof unless held in the course of carrying on a business or in an adventure in the nature of trade. TriOil Shareholders, Yangarra Shareholders and holders of Amalco Shares and Amalco Warrants who are resident in Canada and who might not otherwise be considered to hold such shares as capital property *may* be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the Tax Act.

This summary is based upon the provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "**Regulations**"), all published proposals from the Government of Canada to enact amendments to the Tax Act or to the Regulations and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary does not otherwise take into account or anticipate changes in the Tax Act, the Regulations or the administrative practices of CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary provides general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular TriOil Shareholder or Yangarra Shareholder. Accordingly, TriOil Shareholders and Yangarra Shareholders are advised to consult their tax advisors to determine any tax consequences to them relating to or arising from the Amalgamation in the context of their own particular circumstances.

Shareholders Resident in Canada

This following portion of the summary is applicable only to persons who are, or are deemed to be, residents of Canada for the purposes of the Tax Act and any relevant bilateral tax treaty.

Participating Shareholders

A TriOil Shareholder or Yangarra Shareholder who participates in the Amalgamation will be deemed to have disposed of such shares for proceeds of disposition equal to the adjusted cost base thereof and to have acquired Amalco Shares for the same amount. Such a shareholder will not realize a capital gain or capital loss as a result of the Amalgamation. The cost of an Amalco Share to a shareholder generally will be the average of the cost of all shares of Amalco held by such shareholder as capital property.

Where a shareholder of Amalco disposes of, or is deemed to dispose of, an Amalco Share, the shareholder will realize a capital gain (or capital loss) to the extent the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares. One-half of any capital gain (the "**taxable capital gain**") realized by a shareholder of Amalco will be included in the shareholder's income in the year of disposition and one-half of any capital loss (the "**allowable capital loss**") realized by a shareholder must be applied to reduce taxable capital gains in the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may be applied to reduce capital gains in the three prior taxation years or any future taxation year, to the extent and in the circumstances prescribed in the Tax Act. If the shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains.

Dissenting Shareholders

Under the administrative practices of the CRA, where a Dissenting Shareholder receives the fair market value for his or her shares from Amalco, such shareholder will be considered to have disposed of his or her TriOil Shares or Yangarra Shares, as the case may be, for proceeds of disposition equal to the amount received by the Dissenting Shareholder less any interest awarded by the Court. Such a disposition will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those TriOil Shares or Yangarra Shares, as the case may be. Any interest awarded to a Dissenting Shareholder by the Court must be included in the Dissenting Shareholder's income for the purposes of the Tax Act.

Warrantholders

A holder of TriOil Warrants who receives Amalco Warrants in exchange for TriOil Warrants as a consequence of the Amalgamation will be deemed to have disposed of such warrants for proceeds of disposition equal to their fair market value and will be deemed to have acquired the Amalco Warrants at a cost equal to that same amount. Such holder may realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are exceeded by) the adjusted cost base of such Amalco Warrants to the holder.

A holder of Amalco Warrants who exercises such warrants to acquire Amalco Shares will realize neither a capital gain nor a capital loss as a consequence of such exercise. The holder will be considered to have acquired such Amalco Shares at a cost equal to the aggregate of the adjusted cost base of the Amalco Warrants so exercised and the warrant exercise price. The holder will generally be required to average the cost of such Amalco Shares so acquired with the adjusted cost base of all other Amalco Shares held at that time by the holder as capital property in determining the adjusted cost base of each Amalco Share held by the holder. A holder who disposes of Amalco Warrants following the completion of the Amalgamation otherwise than pursuant to the exercise thereof will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are exceeded by) the adjusted cost base of such Amalco Warrants to the holder. See above under "Participating Shareholders" for a discussion of taxation of capital gains and capital losses.

Shareholders Not Resident in Canada

The following portion of this summary is applicable only to persons who are not and are not deemed to be residents of Canada for the purposes of the Tax Act and any relevant bilateral tax treaty.

A non-resident holder of TriOil Shares or Yangarra Shares will generally not be subject to tax under the Tax Act on the disposition of TriOil Shares or Yangarra Shares on the Amalgamation, or on the subsequent disposition of Amalco Shares, provided such TriOil Shares, Yangarra Shares and Amalco Shares are not "taxable Canadian property" of such holder. TriOil Shares, Yangarra Shares and Amalco Shares will generally not be taxable Canadian property of a shareholder if listed, at the time of disposition, on a prescribed stock exchange in Canada and further provided that such shareholder: (i) is not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act or any relevant bilateral tax treaty at any time while such shareholder holds TriOil Shares or Yangarra Shares, as applicable, or Amalco Shares; (ii) does not use or hold and is not deemed to use or hold TriOil Shares or Yangarra Shares, as applicable, or Amalco Shares in connection with a business in Canada; (iii) does not hold TriOil Shares or Yangarra Shares, as applicable, or Amalco Shares as "designated insurance property" for the purposes of the Tax Act; (iv) does not at any time in the five year period preceding the Amalgamation or the period preceding any disposition of Amalco Shares hold (either alone or in combination with one or more non-arm's length persons) 25% or more of the issued shares of any class of such corporations; and (v) is not subject to provisions which would otherwise deem such TriOil Shares or Yangarra Shares, as applicable, or Amalco Shares, as the case may be, to be taxable Canadian property for the purposes of the Tax Act. The TriOil Shares and Yangarra Shares are both listed on a prescribed stock exchange in Canada.

A non-resident TriOil Shareholder who does not hold TriOil Shares or Yangarra Shares as taxable Canadian property and who dissents to the Amalgamation will (pursuant to the administrative practices of the CRA) not be required to include any gain resulting on the disposition of such shares in income for Canadian tax purposes. Any interest awarded to a dissenting TriOil Shareholder or dissenting Yangarra Shareholder by the Court will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable bilateral tax treaty.

A non-resident TriOil Shareholder or Yangarra Shareholder whose TriOil Shares or Yangarra Shares or whose Amalco Shares will be taxable Canadian property should consult his or her own tax advisors with respect to the Amalgamation, any subsequent disposition of Amalco Shares and any proposal to dissent to the Amalgamation.

STOCK EXCHANGE LISTING

The TriOil Shares are listed on the TSX Venture under the symbol "TRY". On August 26, 2005, the last date that the TriOil Shares traded on the TSX Venture prior to the date TriOil publicly announced the proposed Amalgamation, the closing trading price of the TriOil Shares, as reported by the TSX Venture, was $0.43 per TriOil Share. On August 31, 2005, the first day on which a trade of TriOil Shares occurred on the TSX Venture following the announcement that TriOil had entered into the Amalgamation Agreement, the closing trading price of the TriOil Shares, as reported by the TSX Venture, was $0.54 per TriOil Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the TriOil Shares on the TSX Venture, as reported by such exchange, was $0.55 per TriOil Share.

The Yangarra Shares are listed on the TSX Venture under the symbol "AYX". On August 26, 2005, the last date that the Yangarra Shares traded on the TSX Venture prior to the date Yangarra publicly announced the proposed Amalgamation, the closing trading price of the Yangarra Shares, as reported by the TSX Venture, was $0.41 per Yangarra Share. On August 31, 2005, the first day on which a trade of Yangarra Shares occurred on the TSX Venture following the announcement that Yangarra had entered into the Amalgamation Agreement, the closing trading price of the Yangarra Shares, as reported by the TSX Venture, was $0.55 per Yangarra Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the Yangarra Shares on the TSX Venture, as reported by such exchange, was $0.51 per Yangarra Share.

PUBLIC AND INSIDER OWNERSHIP OF AMALCO

After giving effect to the Amalgamation, the directors, officers, promoters and other insiders of Amalco will hold or exercise control or direction over, directly or indirectly, an aggregate of 9,021,305 Amalco Shares, representing approximately 16.9% of the issued and outstanding Amalco Shares. The public will hold the balance of the 44,410,178 Amalco Shares, representing approximately 83.1% of the issued and outstanding Amalco Shares.

PART IV – INFORMATION CONCERNING TRIOIL LTD.

CORPORATE HISTORY AND BACKGROUND OF TRIOIL

TriOil was formed by the amalgamation under the ABCA on August 13, 2004, of Predecessor TriOil and Entrada to form the current TriOil.

Predecessor TriOil, a publicly listed company on the TSX Venture, was incorporated under the ABCA on July 30, 2002 under the name "1000863 Alberta Ltd.". Predecessor TriOil changed its name to "TriOil Ltd." and amended its share capital to add first and second preferred shares on September 26, 2002. TriOil amended its articles to remove the "private company" restrictions on November 13, 2002.

Entrada, a private company, was incorporated under the ABCA on November 16, 2000 under the name "906459 Alberta Ltd.". On November 26, 2001, Entrada changed its name to "Entrada Energy Inc." and the number of issued and outstanding shares of Entrada was changed by splitting the 400 issued and outstanding shares into 2,750,000 shares on the basis of 6,875 shares for every one (1) share outstanding prior to the share split. Entrada amended its articles to remove the "private company" restrictions on June 21, 2002.

The registered office of TriOil is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its head office is located at Suite 2920, 205 5th Avenue S.W., Calgary, Alberta, T2P 2V7. TriOil does not have any subsidiaries.

TriOil presently has no full time employees, four full time consultants and four part time consultants.

GENERAL DEVELOPMENT OF TRIOIL

TriOil

TriOil is engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Province of Alberta. TriOil's oil and gas properties are primarily in the development stage.

On August 13, 2004, the TriOil Amalgamation was completed.

In November 2004, TriOil completed a private placement offering in which an aggregate of 6,538,847 "flow-through" TriOil Shares were issued for aggregate gross proceeds of $4,250,250.

Predecessor TriOil

In October 2002, Predecessor TriOil entered into a joint venture agreement with an industry participant to conduct oil and natural gas exploration activities and in December 2002 completed its initial public offering, raising total gross proceeds of approximately $4 million through the issue of 5,310,000 "flow through" TriOil Shares and 2,997,611 units.

In December 2003, Predecessor TriOil completed an offering of 3,200,000 "flow-through" TriOil Shares at a price of $0.30 per share by way of prospectus for aggregate gross proceeds of $960,000.

Entrada

Entrada commenced operations in November 2000. In December 2000, Entrada acquired producing oil and gas properties at Badger Lake and Kirkpatrick Lake in southern Alberta for a purchase price of $310,870. The purchase price was financed using a bank line of credit and shareholder loans. Entrada pursued the development of these properties and subsequently sold its interests in these areas in December 2002.

On November 29, 2001, Entrada acquired certain properties in the Medicine Hat area of Alberta consisting of 14 sections of land and 6 wells in consideration for the issuance of 1,250,000 Entrada shares with a deemed value of $0.40 per share, for a total purchase price of $500,000. In December 2001, Entrada issued 1,522,200 shares on a "flow-through" basis at a price of $0.40 per share for gross proceeds of approximately $608,880.

On July 17, 2002, Entrada issued 3,374,503 shares at a price of $0.60 per share for gross proceeds of $2,024,702. In October and November 2002, Entrada issued an aggregate of 1,446,334 shares at a price of $0.60 for gross proceeds of $867,800. Effective December 31, 2002, Entrada issued 1,136,667 shares at a price of $0.60 per share for gross proceeds of $682,000. Woodstone acted as agent in connection with the private placement and was paid a commission of 5% of the gross proceeds.

Entrada utilized the proceeds from the financings described above to accumulate additional land in the Medicine Hat area of Alberta and to further develop the property.

Entrada had accumulated 130 sections of land in the Medicine Hat area of Alberta (the "**Medicine Hat Property**"). On July 1, 2003, Entrada farmed out 50% of its interest in the Medicine Hat area to Yangarra pursuant to a conditional assignment agreement dated July 1, 2003 between Entrada and Yangarra (the "**Conditional Assignment Agreement**"). Pursuant to the Conditional Assignment Agreement, Yangarra undertook to retire the working capital deficit of Entrada in the amount of $1,100,000 as at July 1, 2003 and to expend funds to develop, produce and market production from the Medicine Hat Property in the amount of $3,549,367 (being an amount equal to the amount of funds having been expended by Entrada up to July 1, 2003 (including Entrada's working capital deficit total) on the Medicine Hat Property). Yangarra fulfilled all of the conditions of the Conditional Assignment Agreement by the end of November 2003 and earned its 50% working interest. At the time the Conditional Assignment Agreement was entered into, James G. Evaskevich and Robert D. Weir were directors and officers of both Entrada and Yangarra. An aggregate of 55 wells have been drilled on Entrada's Medicine Hat Property and a compressor facility has been installed.

On March 5, 2004, Entrada issued 2,860,000 units at a price of $0.60 per unit for aggregate gross proceeds of $1,716,000. Each unit was comprised of one (1) share and one-half of one warrant. The gross proceeds of this financing were used by Entrada to pay Entrada's 50% share of the costs to drill 19 wells at the end of 2003 and to install a compressor facility and a water disposal facility on the Medicine Hat Property.

In August 2004, Entrada completed a private placement offering in which an aggregate of 684,931 "flow-through" common shares of Entrada were issued for aggregate gross proceeds of $500,000.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF TRIOIL

The statement of reserves data and other oil and gas information of TriOil for the year ended December 31, 2004 is available on SEDAR at www.sedar.com and is incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below is dated July 31, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "**TriOil Reserves Data**") is based upon an evaluation by Sproule with an effective date of July 31, 2005 contained in a report of Sproule dated July 29, 2005 (the "**Sproule TriOil Report**"). The TriOil Reserves Data summarizes the oil, liquids and natural gas reserves of TriOil and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The TriOil Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. TriOil engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The TriOil Reserves Data was prepared on and is dated July 29, 2005.

All of TriOil's reserves are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant price and cost assumptions and forecast price and cost assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 31, 2005
CONSTANT PRICES AND COSTS**

	Reserves					
	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
Reserves Category	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	4.8	3.4	1,841	1,575	311.6	265.9
Proved Developed Non-producing	8.3	5.8	427	363	79.4	66.2
Proved Undeveloped	Nil	Nil	2,084	1,805	347.3	300.8
Total Proved	13.0	9.1	4,351	3,742	738.2	632.9
Probable	2.4	1.7	3,282	2,829	549.4	473.3
Total Proved Plus Probable	15.4	10.9	7,633	6,572	1,287.7	1,106.2

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE — BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	7,739	6,941	6,306	5,790	5,364	7,691	6,898	6,268	5,755	5,332
Developed Non-Producing	2,191	1,595	1,236	1,003	842	1,780	1,253	948	758	632
Undeveloped	4,912	3,846	3,037	2,413	1,922	3,311	2,503	1,891	1,421	1,053
TOTAL PROVED	14,842	12,382	10,579	9,206	8,128	12,781	10,654	9,108	7,935	7,017
PROBABLE	10,577	7,806	5,933	4,608	3,637	7,181	5,174	3,829	2,883	2,194
TOTAL PROVED PLUS PROBABLE	25,419	20,188	16,512	13,814	11,765	19,962	15,829	12,937	10,818	9,211

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of July 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	30,426	3,488	7,827	3,522	747	14,842	2,061	12,781
Proved Plus Probable Reserves	52,911	6,028	13,527	6,864	1,072	25,419	5,457	19,962

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of July 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	Nil
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	10,579
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	Nil
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	16,512

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 31, 2005
FORECAST PRICES AND COSTS

Reserves Category	Reserves: Oil & NGLs (mbbls) Gross	Net	Natural Gas (mmcf) Gross	Net	Oil Equivalent (mboe) Gross	Net
Proved Developed Producing	4.7	3.4	1,840	1,574	311.5	265.8
Proved Developed Non-producing	8.3	5.8	426	362	79.3	66.1
Proved Undeveloped	Nil	Nil	2,080	1,802	346.7	300.4
Total Proved	13.0	9.2	4,347	3,739	737.5	632.3
Probable	2.4	1.7	3,280	2,828	549.1	473.0
Total Proved Plus Probable	15.4	10.9	7,627	6,567	1,286.6	1,105.4

NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	8,000	7,307	6,742	6,272	5,876	7,780	7,106	6,557	6,101	5,718
Developed Non-Producing	2,107	1,557	1,225	1,009	860	1,774	1,261	959	767	639
Undeveloped	4,562	3,720	3,052	2,516	2,084	3,097	2,431	1,904	1,485	1,149
TOTAL PROVED	14,668	12,584	11,019	9,798	8,820	12,651	10,798	9,420	8,354	7,505
PROBABLE	9,614	7,243	5,614	4,444	3,576	6,775	4,966	3,738	2,864	2,221
TOTAL PROVED PLUS PROBABLE	24,282	19,828	16,632	14,242	12,395	19,426	15,764	13,157	11,218	9,726

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of July 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	31,389	3,529	8,713	3,580	899	14,668	2,017	12,651
Proved Plus Probable Reserves	53,938	6,001	15,319	7,005	1,331	24,282	4,856	19,426

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of July 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	Nil
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	10,449
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	Nil
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	15,729

Pricing Assumptions

The following tables set forth the benchmark reference prices, as at the dates indicated, reflected in the TriOil Reserves Data. These price assumptions were provided to TriOil by Sproule, TriOil's independent qualified reserves evaluator.

SUMMARY OF PRICING ASSUMPTIONS
as of June 30, 2005
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl) [1]	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS Propane ($Cdn/BBL)	NATURAL GAS LIQUIDS Butanes ($Cdn/BBL)	NATURAL GAS LIQUIDS Pentanes ($Cdn/BBL)	EXCHANGE RATE
2005[2]	56.50	69.87	7.00	40.95	46.45	65.95	0.816

Notes:

(1) June 30, 2005 NYMEX close.
(2) As at June 30.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of June 30, 2005
FORECAST PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	INFLATION RATES[1] %/Year	EXCHANGE RATES[2] ($US/$Cdn)
Forecast					
2005	55.55	66.27	8.10	2.3	0.82
2006	55.85	66.63	8.42	2.5	0.82
2007	51.42	61.21	7.55	2.5	0.82
2008	43.92	52.04	6.62	2.5	0.82
2009	42.45	50.24	6.39	1.5	0.82
2010	43.09	51.00	6.42	1.5	0.82
2011	43.74	51.77	6.53	1.5	0.82
2012	44.39	52.55	6.64	1.5	0.82
2013	45.06	53.34	6.76	1.5	0.82
2014	45.74	54.14	6.88	1.5	0.82
2015	46.42	54.96	7.00	1.5	0.82
2016	47.12	55.79	7.12	1.5	0.82
Thereafter[3]					0.82

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) Escalator of 1.5%

Weighted average historical prices realized by TriOil for the year ended December 31, 2004 were $6.50/mcf for natural gas.

Reconciliations of Changes in Reserves and Future Net Revenue of TriOil

Reserves Reconciliation

The following table provides a reconciliation of TriOil's net reserves based on forecast prices and costs.

	Light/ Medium Oil	Light/ Medium Oil	Light/ Medium Oil	Non-Associated Gas	Non-Associated Gas	Non-Associated Gas
	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(MMCF)	(MMCF)	(MMCF)
Factors	Nil	Nil	Nil	Nil	Nil	Nil
December 31, 2004	Nil	Nil	Nil	4,973	2,850	7,823
Extensions	Nil	Nil	Nil	330	445	775
Improved Recovery	Nil	Nil	Nil	Nil	Nil	Nil
Discoveries	Nil	Nil	Nil	86	42	128
Acquisitions	Nil	Nil	Nil	Nil	Nil	Nil
Dispositions	Nil	Nil	Nil	Nil	Nil	Nil
Economic Factors	Nil	Nil	Nil	Nil	Nil	Nil
Technical Revisions	Nil	Nil	Nil	(1,542.9)	(509.0)	(2,051.9)
Production	Nil	Nil	Nil	(107.1)	Nil	(107.1)
July 31, 2005	Nil	Nil	Nil	3,739	2,828	6,567

Future Net Revenue Reconciliation Using Constant Prices and Costs Using a 10% Discount

Period Factor	2005 ($M)
Estimated Future net revenue after tax at beginning of year	$9,600(1)(2)
Sales and transfers of oil and gas produced, net of production costs and royalties	(2,055)
Net changes in prices, production costs and royalties related to future production	2,235(2)
Changes in previously estimated development costs incurred during the period	(80)
Changes in estimated future development costs	735(2)
Extension and improved recovery	1,026(2)
Discoveries	267(2)
Acquisition of reserves	0
Disposition of reserves	0
Net change resulting from revisions in quantity estimates	(4,796)(2)
Accretion of discount	627(2)
Net change in income tax for current period	83
Net change in income tax for future forecast	663(2)
Miscellaneous changes	803
Estimated future net revenue after tax at July 31, 2005	9,108(1)(2)

Notes:

(1) Proved Reserves, Constant Prices.
(2) Discounted @ 10%

Additional Information Relating to Reserves Data of TriOil

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells not yet drilled at year end that are adjacent to producing wells. In addition, such reserves may relate to planned infill drilling locations. Plans are included in the Sproule TriOil Report to develop these reserves.

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to TriOil since incorporation.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)
2003	Nil	Nil	2,961	Nil
2004	Nil	Nil	2,797	3.1
2005 (July 31)	Nil	Nil	3,739	9.1

TriOil's proved undeveloped reserves are assigned by Sproule. TriOil presently anticipates that its proved undeveloped reserves will be developed during the next two years.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)
2003	Nil	Nil	3,816	Nil
2004	Nil	Nil	2,871	1.4
2005 (July 31)	Nil	Nil	2,828	1.7

TriOil's probable undeveloped reserves are assigned by Sproule. TriOil presently anticipates that its probable undeveloped reserves will be developed during the next two years.

Significant Factors or Uncertainties

TriOil does not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of the TriOil Reserves Data. However, TriOil's reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond TriOil's control.

Future Development Costs

The following table sets forth development costs deducted in the estimation of TriOil's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs	
	Proven Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	1,312	1,193	1,424	1,295	1,312	1,193
2006	2,229	1,842	5,522	4,564	2,175	1,798
2007	Nil	Nil	Nil	Nil	Nil	Nil
2008	19	19	19	13	18	12
Thereafter	20	10	40	21	18	9
Total	$3,580	$3,058	$7,005	$5,893	$3,522	$3,012

It is currently anticipated that TriOil's source of funding for the future development cost of TriOil's reserves will be derived from a combination of cash flow and possibly new equity. TriOil does not anticipate that the cost of funding referenced above will materially affect TriOil's disclosed reserves and future net revenues or will make the development of any of TriOil's properties uneconomic.

Other Oil and Gas Information

Principal Oil and Gas Properties

The following is a description of TriOil's principal oil and natural gas properties, plants, facilities and installations as of July 31, 2005. The term "net", when used to describe TriOil's share of production, means the total of TriOil's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at July 31, 2005. Reserve amounts are stated, before deduction of royalties, as at July 31, 2005 based on escalating cost and price assumptions as evaluated in the Sproule Report. Other than as discussed elsewhere herein, TriOil's important properties, plants, facilities and installations are not subject to any material statutory or other mandatory relinquishment, surrender, back-in or change in ownership. See "Other Oil and Gas Information – Properties With no Attributed Reserves" below for information respecting the pending expiration of certain of TriOil's undeveloped land holdings.

Medicine Hat Area - Southern Alberta (Twp 9 Rge 6W4M)

TriOil has a 50% working interest position in the primarily shallow gas project located 30 km south of the City of Medicine Hat (the "**Medicine Hat Property**").

The Medicine Hat Property consists of approximately 130 sections (83,000 acres) of crown and freehold lands with a combination of both shallow and deep gas rights as approximately 27,000 acres have deep gas rights. An aggregate of 55 wells have been drilled and/or re-entered in the development of the Medicine Hat Property, with 10 of these wells drilled in November 2004. Of these wells, 28 wells are producing from the Medicine Hat/Second White Specks Formations and three wells are producing from the Sawtooth, Sunburst, and Belly River Formations.

As at July 31, 2005 the Medicine Hat Property had 826 mcf/d (138 Boe/d) of net production to TriOil.

The Medicine Hat Property has a compressor station with 4 mmcf/day capacity expandable to 8 mmcf/day, as well as a water injection facility.

According to the Sproule TriOil Report, TriOil's proved plus probable reserves for the Medicine Hat Property are estimated at 5807 Mmcf (968 Mboe).

In March 2005, two deep wells were drilled and completed in the Bow Island and Sunburst formations, respectively. In addition, 50 km of trade seismic data has been purchased to further evaluate existing lands and support farm–in opportunities in the surrounding area. Future drilling plans are for a 2 to 4 deep well program in the fourth quarter of 2005 and 10 to 15 well shallow drilling program to commence in the first quarter of 2006.

Bigstone – West Central Alberta (Twp 60 Rge 21W5M)

The Bigstone area is located in West central Alberta approximately 210 km northwest of Edmonton. TriOil recently drilled a new well and purchased two sections of land in December 2004 and January 2005, respectively. TriOil has a 25% working interest in two wells and three sections of land. The new well was tied in and put on production in March 2005 and is currently producing 175 mcf/d and 4 Bbl/d natural gas liquids (33 Boe/d) net to TriOil as of July 31, 2005. The existing well was recently put on production in August 2005 after receiving downspacing approval. According to the Sproule TriOil Report, TriOil's proved plus probable reserves for the Bigstone property are estimated at 586 MMcf of gas and 14.3 Mbbl natural gas liquids (112 Mboe).

TriOil intends to complete a fall seismic program to evaluate undeveloped lands and assist in potential farm-in negotiations.

Mundare (Inland) – East Central Alberta (Twp 51 Rge 16W4M)

TriOil has a 22.5 to 50% working interest in 9 1/4 sections (5920 acres) of land with multi zone gas potential located approximately 80 km east of Edmonton. During 2004, TriOil participated in a pooling and farm-in agreement which increased TriOil's land holdings and led to the successful drilling of the 2-26-51-16W4M well. The Mundare property currently produces from 4 wells and as of July 31, 2005 net production from the area was 430 mcf/d (72 Boe/d). According to the Sproule TriOil Report, TriOil's proved plus probable reserves from the Mundare property are 641 MMcf (107 Mboe).

TriOil drilled and cased two additional wells in the first half of 2005, and both wells have been completed and waited to be tied in. TriOil also purchased one additional section of land in 2005 and seismic work has led to two new locations expected to be drilled on the Mundare property in the fourth quarter of 2005.

Jaslan – North Central Alberta (Twp 67 Rge 19W4M)

The Jaslan property is located 120 km north of Edmonton and consists of 7 sections (4480 acres) of land that TriOil holds a 37.5% working interest in. The area has multi-zone potential and shallow drilling depths up to 600 metres. The Jaslan property is producing gas from the Colony Formation in the 10-24-67-20W4M well at an average July 2005 rate of 113mcf/day (18 Boe/d) net to TriOil. According to the Sproule TriOil Report, TriOil's proved plus probable reserves are estimated at 237 Mmcf (39 Mboe).

TriOil has licensed one new location which it expects to drill in the third quarter of 2005.

Viking South – East Central Alberta (Twp 46 Rge 9W4M)

The Viking South area is located in East Central Alberta 140 km southeast of Edmonton. TriOil holds a 25% working interest in 1280 acres. The Viking South property has one well producing from the Colony and Sparky formations and one well from the Dina and Nisku Formations. Average production at the Viking South property for August 2005 from both wells was 120 mcf/day (20 Boe/d) net to TriOil. According to the Sproule TriOil Report, TriOil's proved plus probable reserves are estimated at 126 MMcf (21 Mboe).

Provost – East Central Alberta (Twp 39 Rge 13 W4M)

TriOil's Provost property is situated in east central Alberta approximately 320 km northeast of Calgary. TriOil has a 37.5% working interest in 960 acres of land and one well producing 94 mcf/day (16 Boe/d) net to TriOil. According to the Sproule TriOil Report, TriOil's proved plus probable reserves are estimated at 230 MMcf and 1.1 Mbbl liquids (39Mboe).

Oil And Gas Wells

The following table sets forth the number and status of wells in which TriOil has a working interest as at July 31, 2005.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	Nil	Nil	Nil	Nil	48	22.2	25	11.95

Properties with no Attributed Reserves

The following table sets out TriOil's undeveloped land holdings as at July 31, 2005.

	Undeveloped Acres	
	Gross	Net
Alberta	84,079 acres 33,631.7530 ha	40,544 acres 16,217.4860 ha

There are no material work commitments (including bonding requirements) on the undeveloped land holdings disclosed above.

TriOil expects that rights to explore, develop and exploit 480 net acres of its undeveloped land holdings will expire by December 31, 2005.

Forward Contracts

TriOil is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas. In addition, TriOil does not have any transportation obligations or commitments for future physical deliveries of oil or gas that exceed TriOil's expected related future production from its proved reserves, estimated using forecast prices and costs.

Additional Information Concerning Abandonment and Reclamation Costs

TriOil estimates abandonment and reclamation costs for surface leases and wells by area based on the experience of management and information provided by operators and Sproule. As at July 31, 2005, TriOil expected to incur abandonment and/or reclamation costs on 44 net wells. The total amount of abandonment and reclamation costs for surface leases and wells expected to be incurred was $1,331,000 (undiscounted) and $458,000 (discounted at 10%) (inclusive of net salvage value).

Of the abandonment and reclamation costs discussed above:

1. All such costs were deducted as abandonment and reclamation costs in estimating the future net revenue disclosed under "Disclosure of Reserves Data" above; and

2. TriOil expects to pay nil (undiscounted) of said amount in 2005 and $15,000 (undiscounted) of said amount in 2006.

Tax Horizon

TriOil was not required to pay income taxes for 2004. TriOil currently estimates that it will not be required to pay income taxes for the 2005 tax year.

Costs Incurred

The following table summarizes costs incurred (including costs that were capitalized or charged to expense when incurred) in respect of TriOil's activities for year ended December 31, 2004:

	Year ended December 31, 2004
Property acquisition costs	$ 679,447
Exploration and Development costs	6,056,308
Tangible costs	2,335,399
Total	$ 9,071,154

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which TriOil participated during the year ended December 31, 2004 and the six months ended June 30, 2005:

	December 31, 2004			
	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	Nil	Nil	Nil	Nil
Heavy Oil	Nil	Nil	Nil	Nil
Natural Gas	2	0.55	14	7
Service	Nil	Nil	1	0.50
Dry	Nil	Nil	Nil	Nil
Total:	2	0.55	15	7.50

	June 30, 2005			
	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	Nil	Nil	Nil	Nil
Heavy Oil	Nil	Nil	Nil	Nil
Natural Gas	2	0.6	3	1.25
Service	Nil	Nil	Nil	Nil
Dry	Nil	Nil	Nil	Nil
Total:	2	0.6	3	1.25

For a description of TriOil's most important current and likely exploration and development activities, see "Other Oil and Gas Information – Oil and Gas Properties – Principal Properties" above.

Production Estimates

The following table sets out the volume of TriOil's proven production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data" above. Fields accounting for 20% or more of the estimated production have been disclosed separately.

	Light and Medium Oil (bbls)	Heavy Oil (bbls)	Natural Gas (MMcf)	Natural Gas Liquids (bbls)
Jaslan	Nil	Nil	12	Nil
Provost	Nil	Nil	16	Nil
Mundare (Inland)	Nil	Nil	76	Nil
Other	Nil	Nil	28	Nil
2005 Total	Nil	Nil	122	Nil

Production History of TriOil

The following table summarizes certain information in respect of average daily production volume, product prices received, royalties paid, production costs and resulting netback for the periods indicated below:

	Three Months Ended			
(6:1)	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Average Daily Production[(1)]				
Light and Medium Crude Oil (bbls/d)	Nil	Nil	Nil	Nil
Heavy Oil (bbls/d)	Nil	Nil	Nil	Nil
Gas (mcfd)	679	619	864	1,193
NGLs (bbls/d)	Nil	Nil	Nil	0.6
Price Received				
Light and Medium Crude Oil ($/bbl)	Nil	Nil	Nil	Nil
Heavy Oil ($/bbl)	Nil	Nil	Nil	Nil
Gas ($/mcf)	6.81	6.88	6.07	6.56
NGLs ($/bbl)	Nil	Nil	Nil	Nil
Royalties Paid				
Light and Medium Crude Oil ($/bbl)	Nil	Nil	Nil	Nil
Heavy Oil ($/bbl)	Nil	Nil	Nil	Nil
Gas ($/mcf)	0.16	1.87	0.71	0.69
NGLs ($/bbl)	Nil	Nil	Nil	Nil
Production Costs				
Light and Medium Crude Oil ($/bbl)	Nil	Nil	Nil	Nil
Heavy Oil ($/bbl)	Nil	Nil	Nil	Nil
Gas ($/mcf)	2.22	2.28	1.12	1.76
NGLs ($/bbl)	Nil	Nil	Nil	Nil
Resulting Netback				
Light and Medium Crude Oil ($/bbl)	Nil	Nil	Nil	Nil
Heavy Oil ($/bbl)	Nil	Nil	Nil	Nil
Gas ($/mcf)	4.16	2.50	4.10	3.98
NGLs ($/bbl)	Nil	Nil	Nil	Nil

Note:

(1) Represents TriOil's share of average daily production volume, before deduction of royalties.

The following table indicates TriOil's production volumes from its important fields, and in total, for the year ended December 31, 2004:

	Light and Medium Crude Oil (bbl)	Heavy Oil (bbl)	Gas (mcf)	NGLs (bbl)
Medicine Hat	Nil	Nil	236,772	Nil
Viking South	Nil	Nil	23,714	Nil
Mundare (Inland)	Nil	Nil	69,309	Nil
Provost	Nil	Nil	62,608	240
Jaslan	Nil	Nil	43,044	Nil
Total	Nil	Nil	435,477	240

Estimate of Fair Value of Unproved Property

Seaton-Jordan & Associates Ltd. ("**Seaton-Jordan**") evaluated TriOil's non-reserve oil and gas properties as at July 31, 2005 in a report dated August 2, 2005 (the "**TriOil Seaton-Jordan Report**"). The TriOil Seaton-Jordan Report represents what Seaton-Jordan believes to be the fair value as at July 31, 2005. Fair value is defined as the price which Seaton-Jordan, as independent consultants, given the conditions existing at July 31, 2005, believed could reasonably be expected to be received for the properties evaluated. The fair value is determined based on the following factors:

1. the acquisition cost, provided that there have been no material changes in the unproved property, the surrounding properties, or the general oil and gas climate since the acquisition;

2. recent sales by others of interests in the same unproved property;

3. terms and conditions, expressed in monetary terms, of recent farm-in agreements;

4. terms and conditions, expressed in monetary terms, of recent work commitments related to the unproved property; and

5. recent sales of similar properties in the same general area.

The TriOil Seaton-Jordan Report complies with the disclosure requirements of NI 51-101. Based on the foregoing, Seaton-Jordan's assessment of the fair value of all of TriOil's non-reserve oil and gas properties (being 33,631.7530 gross hectares (16,217.4860 net hectares)) was $1,874,879.

DESCRIPTION OF SHARE CAPITAL OF TRIOIL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the TriOil Shares and the preferred shares of TriOil. No preferred shares are presently issued and outstanding.

Common Shares

TriOil is authorized to issue an unlimited number of TriOil Shares without nominal or par value. The TriOil Shares rank junior to the preferred shares. Holders of TriOil Shares are entitled to one vote per share at meetings of shareholders of TriOil, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of TriOil upon its dissolution or winding-up, subject to the rights of shares having priority over the TriOil Shares.

First Preferred Shares

TriOil is authorized to issue an unlimited number of first preferred shares. The first preferred shares are issuable in series and each class of first preferred shares will have such rights, restrictions, conditions and limitations as the Board of Directors may from time to time determine. No first preferred shares have been issued. Holders of first preferred shares are entitled to receive dividends if, as and when declared by the Board of Directors, in priority to holders of TriOil Shares and second preferred shares. In the event of a liquidation, dissolution or winding-up of TriOil, holders of first preferred shares are entitled, in priority to holders of TriOil Shares and second preferred shares, to be paid rateably with holders of each other series of first preferred shares, the amount, if any, specified as being payable preferentially to the holders of such series.

Second Preferred Shares

TriOil is authorized to issue an unlimited number of second preferred shares. The second preferred shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board of Directors may from time to time determine. No second preferred shares have been issued. Holders of second preferred shares are entitled to receive dividends if, as and when declared by the Board of Directors, subject to the priority of first preferred shares but in priority to holders of TriOil Shares. In the event of a liquidation, dissolution or winding-up of TriOil, holders of second preferred shares are entitled, subject to the priority of first preferred shares but in priority to holders of TriOil Shares, to be paid rateably with holders of each other series of first preferred shares, the amount, if any, specified as being payable preferentially to the holders of such series.

CAPITALIZATION OF TRIOIL

The following table sets forth the capitalization of TriOil as at the dates indicated:

	Authorized	December 31, 2004 (audited)	Outstanding as at June 30, 2005 (unaudited)	Outstanding as at September 30, 2005[(1)(2)(3)] (unaudited)
Long term and secured debt		Nil	Nil	Nil
TriOil Shares	Unlimited	$11,287,824 (24,219,692 shares)	$11,287,824 (24,219,692 shares)	$11,287,824 (24,219,692 shares)

Notes:

(1) As at the date hereof, 2,045,000 TriOil Shares were reserved for issuance on exercise of TriOil Options, 137,049 TriOil Shares were reserved for issuance on exercise of TriOil Agent's Options and 1,191,662 TriOil Shares were reserved for issuance on exercise of the TriOil Warrants.

(2) TriOil is authorized to issue an unlimited number of TriOil Shares and an unlimited number of first preferred shares and second preferred shares, issuable in series. As at the date hereof, there are no preferred shares outstanding.

(3) As at June 30, 2005, TriOil's deficit was $633,849, asset retirement obligation was $565,339 and provision for future income taxes was $2,028,490.

See "Part III – The Amalgamation – Amalco – Pro Forma Consolidated Capitalization" for a table setting forth the capitalization of Yangarra, TriOil and Amalco before and after giving effect to the Amalgamation.

PRIOR SALES OF TRIOIL

The following table sets forth certain information regarding securities of TriOil that have been sold within the 12 months prior to the date of this Information Circular.

Date of Issuance	Number of TriOil Shares Issued	Issue Price per Security	Gross Proceeds	Nature of Consideration
November 17, 2004	6,538,847	$0.65	$4,250,251	Cash

PRINCIPAL HOLDERS OF VOTING SECURITIES OF TRIOIL

To the knowledge of the directors and executive officers of TriOil as of the date hereof, no person, firm or company (other than securities depositories) beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the TriOil Shares.

DIRECTORS AND OFFICERS OF TRIOIL

The following table sets forth certain information in respect of the directors and officers of TriOil.

Name and Municipality of Residence	Age	Position Held	Principal Occupation During Five Preceding Years	Number of TriOil Shares Owned
Joseph M. Dutton Calgary, Alberta	52	President, Chief Executive Officer and Director since August 2004	President and Chief Executive Officer of TriOil and Predecessor TriOil since September 2002. Prior thereto, President and Chief Executive Officer of Cantex Mine Development Corp., a public mineral exploration company, from April 1998 to August 2001.	50,000
Robert M. Libin[(1)] Calgary, Alberta	48	Director since August 2004	Vice-President of Balmon Holdings Ltd., a private investment company, since 1993.	169,941

Name and Municipality of Residence	Age	Position Held	Principal Occupation During Five Preceding Years	Number of TriOil Shares Owned
James G. Evaskevich[(1)] Calgary, Alberta	51	Chairman and Director since August 2004	President and Chief Executive Officer of Yangarra since December 2001; President and Chief Executive Officer of Cascadia International Resources Inc., a public base metal exploration company, since June 2003; prior thereto, Vice-President, Operations of Glacier Ridge Resources Ltd., a private oil and gas exploration company, from October 2000 to July 2003; President of GIOS Ltd., an oilfield consulting company, since June 1987.	1,430,412
Robert D. Weir[(1)] Calgary, Alberta	59	Director since August 2004	Vice-President, Engineering of Yangarra since November 2003. From April 1999 to July 2003, the Vice-President, Engineering of Glacier Ridge Resources Ltd.	1,250,272[(4)]
Jeffrey R. Wallace Calgary, Alberta	41	Vice-President, Exploration since April 2005 and Consultant with TriOil since August 2004	Vice-President, Exploration of TriOil since April 2005, prior thereto Geologist, Tiverton Petroleums from March 2003 to July 2004; prior thereto a geologist at Rider Resources from October 2002 to February 2003 and a geologist at Renaissance/Husky from October 1997 to October 2005.	77,000
J. Grant Evaskevich Calgary, Alberta	27	Chief Financial Officer since March 2005	Chief Financial Officer of TriOil since March 2005; prior thereto a consultant with TriOil since June 2004. From August 2002 to June 2004, a contract operator for PennWest Petroleum.	114,166
Donald Cameron Calgary, Alberta	48	Director since August 2004	Chief Executive Officer of Sky Petroleum since July 2005; prior thereto the Vice-President, Development and Vice-President, National Real Estate for Sobeys from 2000 to 2003.	416,665

Notes:

(1) Member of the Audit Committee.

(2) TriOil does not have an Executive Committee.

(3) The term of office of all directors will expire at the next annual meeting of shareholders of TriOil.

(4) Of these TriOil Shares, 20,833 are owned by Weir Resource Management Ltd., a private company controlled by Mr. Weir.

TriOil's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 3,508,456 TriOil Shares or 14.5% of the issued and outstanding TriOil Shares.

Joseph M. Dutton, Jeffrey R. Wallace and J. Grant Evaskevich devote their full-time and attention to the business and affairs of TriOil. The remaining directors and officers of TriOil devote their time and attention to the affairs of TriOil as required.

SELECTED FINANCIAL INFORMATION OF TRIOIL

The audited financial statements of TriOil as at and for the year ended December 31, 2004 and of Predecessor TriOil as at and for the year ended 2003 and the initial five month period ended December 31, 2002, together with the notes thereto and the auditors' reports thereon, the financial statements of Entrada as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' reports thereon, which financial statements are attached in Appendix "C" to the TriOil Entrada Circular and the unaudited interim financial statements of TriOil as at and for the six months ended June 30, 2005, together with the notes thereto can be found on SEDAR at www.sedar.com and are incorporated herein by reference.

Selected Financial Information

The following table sets out certain unaudited financial information pertaining to TriOil as at and for the six month period ended June 30, 2005 and certain audited financial information pertaining to TriOil as at and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. Detailed financial information pertaining to TriOil is available on SEDAR at www.sedar.com.

	Six Months ended June 30, 2005 (unaudited)	Year ended December 31, 2004 (audited)	Year ended December 31, 2003 (audited, restated)	Year ended December 31, 2002 (audited)
Revenue, net of royalties	$2,150,921	$1,763,127	$90,529	$178,691
Production and transportation expenses	$417,305	$600,631	$156,491	$245,334
General and administrative expenses	$347,386	$512,518	$146,960	$388,782
Income (loss) before income taxes	$78,645	$(373,387)	$(307,169)	$(535,567)
Per share [(1)]	Nil	$(0.05)	$(0.03)	$(0.05)
Net income (loss)	$51,282	$(197,091)	$(360,071)	$(281,188)
Per share [(1)]	Nil	$(0.03)	$(0.03)	$(0.02)
Working capital	$571,175	$1,086,060	$(1,302,285)	$(611,154)
Total assets	$14,778,373	$15,862,512	$5,500,956	$4,982,419
Total liabilities	$3,665,067	$4,855,284	$1,705,201	$841,374
Shareholders' equity	$11,113,306	$11,007,228	$3,795,755	$4,141,045

Note:

(1) Basic.

Selected Quarterly Financial Information

The following table sets out certain unaudited financial information pertaining to TriOil for the quarters indicated.

	Three Months Ended					
	June 30 2005	March 31 2005	December 31 2004	September 30 2004	June 30 2004	March 31 2004
Statement of Operations and Deficit ($)						
Net petroleum and natural gas revenue	963,334	770,282	438,315	326,197	140,686	257,298
Net income (loss) for the period	82,139	(30,857)	(72,153)	(100,258)	27,088	(51,768)
Income (loss) per share - basic	Nil	Nil	Nil	(0.01)	Nil	Nil
Statement of Cash Flows ($)						
Funds flow from operations	764,500	561,827	284,672	184,631	79,734	90,886
Balance Sheet ($)						
Working capital (deficiency)	571,175	379,845	1,086,060	(773,400)	(1,396,956)	(37,176)
Total assets	14,778,373	15,476,011	15,862,512	10,754,231	7,465,554	6,099,117
Equity instruments	11,631,599	11,631,599	11,631,599	9,120,264	5,977,676	5,982,695

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS OF TRIOIL

The management's discussion and analysis of the financial conditions and results of operations of TriOil for the year ended December 31, 2004 and of Predecessor TriOil for the year ended December 31, 2003 and the five month period ended December 31, 2002, the managements' discussion and analysis of the financial conditions and results of operations of Entrada for the years ended December 31, 2003 and 2002 as set forth in the TriOil Entrada Circular and the managements' discussion and analysis of the financial conditions and results of operations of TriOil as at and for the six months ended June 30, 2005 can be found on SEDAR at www.sedar.com and are incorporated herein by reference.

EXECUTIVE COMPENSATION OF TRIOIL

The information concerning the executive compensation of TriOil paid for the financial year ended December 31, 2004 is contained in the Information Circular of TriOil dated May 11, 2005 and is on SEDAR at www.sedar.com and is incorporated herein by reference.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT OF TRIOIL

No officer, director, promoter, employee or former officer, director, promoter or employee of TriOil (nor any of said individual's associates or affiliates) has indebtedness (excluding routine indebtedness) outstanding as at the date hereof to TriOil or another entity where the indebtedness is the subject of a guarantee, support agreement (which includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower), letter of credit or other similar arrangement or understanding provided by TriOil.

In addition, no individual who is, or at any time during the most recently completed financial year was, a director or officer of TriOil, no proposed nominee for election as a director of TriOil and no associate of any such director, officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of TriOil has been, indebted to TriOil or any of its subsidiaries, or has had indebtedness (excluding routine indebtedness) to another entity that is, or at any time since the beginning of the most recently completed financial year, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TriOil, where such indebtedness relates to a security purchase program or any other program.

PRICE RANGE AND TRADING VOLUME OF TRIOIL

The TriOil Shares have been listed and posted for trading on TSX Venture since August 2004. The current trading symbol of the TriOil Shares is "TRY". The following table sets forth the reported high and low sales prices and the trading volumes for the TriOil Shares for the periods indicated as reported by TSX Venture.

	High	Low	Volume
2004			
August	$0.75	$0.75	2,210
September	$0.70	$0.43	69,033
October	$0.66	$0.50	85,833
November	$0.60	$0.48	240,429
December	$0.69	$0.47	404,329
2005			
January	$0.63	$0.55	85,125
February	$0.58	$0.46	173,658
March	$0.74	$0.50	374,481
April	$0.55	$0.47	133,831
May	$0.51	$0.42	473,930
June	$0.45	$0.36	2,149,833
July	$0.45	$0.39	299,427
August	$0.55	$0.41	652,494
September	$0.55	$0.45	810,143

On August 26, 2005, the last date that the TriOil Shares traded on TSX Venture prior to the date TriOil publicly announced the proposed Amalgamation, the closing trading price of the TriOil Shares, as reported by TSX Venture, was $0.43 per TriOil Share. On August 31, 2005, the first day on which a trade of TriOil Shares occurred on TSX Venture following the announcement that TriOil had entered into the Amalgamation Agreement, the closing trading price of the TriOil Shares, as reported by the TSX Venture, was $0.54 per TriOil Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the TriOil Shares on TSX Venture, as reported by such exchange, was $0.55 per TriOil Share.

ESCROWED SECURITIES OF TRIOIL

Pursuant to the TriOil Escrow Agreement, the following securities of TriOil are held in escrow and will be released on February 18, 2006:

Designation of Class Held in Escrow	Number of Securities	Percentage of Class
TriOil Shares	843,504	3.5%

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OF TRIOIL

Other than as set forth below, there are no material interests, direct or indirect, of any informed person of TriOil, any proposed director of TriOil, or an associate or affiliate of any informed person or director, in any transaction since the commencement of TriOil's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect TriOil, other than as disclosed elsewhere in this Information Circular: (1) Mr. Libin, a director of TriOil, is a director and minority shareholder of Firstland Energy Limited, a company with which TriOil participates from time to time in oil and gas activities pursuant to joint venture and other similar agreements; and (2) Joseph Dutton, the President and Chief Executive Officer of the Corporation, will receive a severance payment in the amount of $115,200 on the effective date of the Amalgamation.

DIVIDEND RECORD AND POLICY OF TRIOIL

TriOil has not paid any dividends on the TriOil Shares and does not intend to pay dividends on the TriOil Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Amalco to fund future growth, the financial condition of Amalco and other factors which the Board of Directors of Amalco may consider appropriate in the circumstances.

PROMOTERS OF TRIOIL

Messrs. Dutton and Evaskevich may be considered to be the promoters of TriOil in that they took the initiative in reorganizing TriOil. Messrs. Dutton and Evaskevich hold, directly and indirectly, 50,000 (0.2%) and 1,430,412 (5.9%), respectively, of the outstanding TriOil Shares. In addition, Mr. Dutton has been issued options to purchase 450,000 TriOil Shares and Mr. Evaskevich has been issued options to purchase 150,000 TriOil Shares, in each case at exercise prices of $0.55 and $0.65 per share.

MATERIAL CONTRACTS OF TRIOIL

Except for contracts entered into by TriOil in the ordinary course of business, the only material contract entered into, or to be entered into, by TriOil since incorporation which can be reasonably regarded as presently material to TriOil is the Amalgamation Agreement referred to under "Part III – The Amalgamation – The Amalgamation and Amalgamation Agreement".

The Amalgamation Agreement will not be material to Amalco. A copy of this agreement will be available for inspection at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during regular business hours until the date of the Meetings.

LEGAL PROCEEDINGS OF TRIOIL

Management is not aware of any outstanding or contemplated legal proceedings that are material to the business and affairs of TriOil, to which TriOil is a party or to which any of its property is subject to, or that would be material to the business and affairs of Amalco.

AUDITORS, TRANSFER AGENT AND REGISTRAR OF TRIOIL

The auditors of TriOil are BDO Dunwoody LLP, Chartered Accountants of Calgary, Alberta.

CIBC Mellon Trust Company in Calgary, Alberta is the transfer agent and registrar for the TriOil Shares.

RELATIONSHIP BETWEEN TRIOIL AND PROFESSIONAL PERSONS OF TRIOIL

To the knowledge of management of TriOil, as of the date hereof, no Professional Person or any associate of such person has any beneficial interest, direct or indirect, in the securities or property of TriOil or of an associate or affiliate of TriOil, and no Professional Person or any associate of such person is or is expected to be elected, appointed or employed as a director, senior officer or employee of TriOil or Amalco or of an associate or affiliate of TriOil or Amalco, or is a promoter of any such entity or of an associate or affiliate of any such entity, except as disclosed elsewhere in this Information Circular and as of the date hereof the partners and associates (and their associates and affiliates) of Burnet, Duckworth & Palmer LLP, as a group, own directly or indirectly less than 1% of TriOil Shares.

RISK FACTORS CONCERNING TRIOIL

The various risk factors to which TriOil is subject, and to which Amalco will be subject, assuming the completion of the Amalgamation, are set out under "Part III – The Amalgamation – Risk Factors".

PART V – INFORMATION CONCERNING YANGARRA RESOURCES INC.

CORPORATE HISTORY AND BACKGROUND OF YANGARRA

Yangarra was incorporated as 324220 Alberta Ltd. under the provisions of the ABCA on January 22, 1985. On August 20, 1985 324220 Alberta Ltd. amended its articles to change its name to Ayrex Resources Ltd. ("**Ayrex**"). On October 24, 1985, Ayrex amended its articles to remove the private company restrictions. On April 29, 2003 the shareholders of Ayrex voted to approve a share consolidation and a name change. On May 6, 2004 Ayrex amended its articles to consolidate its shares on the basis of four (4) old class A shares for one (1) new class "A" share. On June 16, 2003 Ayrex amended its articles to change its name to Yangarra Resources Inc. On April 27, 2004 the shareholders of Yangarra voted to approve amending the articles of Yangarra and on April 30, 2004 Yangarra amended its articles to change the designation of its class "A" shares to common shares and the class "D" non-voting preferred shares to preferred shares, to cancel the Class "B" non-voting shares and Class "C" non-voting shares, to allow Yangarra to have shareholders meetings outside of Alberta and to allow the directors to appoint up to 1/3 of its members between annual shareholder meetings.

The registered office of Yangarra is located at Suite 3100, Home Oil Tower, 324 – 8th Avenue S.W., Calgary, Alberta T2P 2Z2 and its head office is located at Suite 1530, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6.

Yangarra has one inactive subsidiary, and does not have any active subsidiaries. Yangarra Resources Corp. was incorporated as Mount Julian Resources Ltd. ("Mount Julian") under the *Companies Act* (Alberta) on August 1, 1979 and continued under the ABCA on March 4, 1983. On August 15, 2003 Mount Julian amended its articles to change its name to Yangarra Resources Corp.

Yangarra currently has no full time employees, no full time consultants and nine part-time consultants.

GENERAL DEVELOPMENT OF YANGARRA

Yangarra is engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Province of Alberta. Yangarra was formed in 1985 as Ayrex. Ayrex started out as a mining venture. Over the next 15 years it was involved in mining and oil and gas ventures with Tandem Resources and Stan Hawkins as the eventual controlling shareholder. In late 2000, James G. Evaskevich and Gordon A. Bowerman bought the control block of Ayrex from Tandem and took over operations. During 2002, Ayrex participated in several oil and gas plays. In July 2003, after a consolidation of the shares on the basis of 4 for 1 and a name change to Yangarra Resources Inc, the management team of Glacier Ridge Resources Ltd., a private company that was sold to High Point Resources Inc., joined Yangarra.

Entrada accumulated 130 sections of land in the Medicine Hat area of Alberta (the "**Medicine Hat Property**"). On July 1, 2003, Entrada farmed out 50% of its interest in the Medicine Hat area to Yangarra pursuant to a conditional assignment agreement dated July 1, 2003 between Entrada and Yangarra (the "**Conditional Assignment Agreement**"). Pursuant to the Conditional Assignment Agreement, Yangarra undertook to retire the working capital deficit of Entrada in the amount of $1,100,000 as at July 1, 2003 and to expend funds to develop, produce and market production from the Medicine Hat Property in the amount of $3,549,367 (being an amount equal to the amount of funds having been expended by Entrada up to July 1, 2003 (including Entrada's working capital deficit total) on the Medicine Hat Property). Yangarra fulfilled all of the conditions of the Conditional Assignment Agreement by the end of November 2003 and earned its 50% working interest. At the time the Conditional Assignment Agreement was entered into, James G. Evaskevich and Robert D. Weir were directors and officers of both Entrada and Yangarra.

On July 31, 2003, Yangarra completed the private placement of 3,300,000 units at a price of $0.20 per unit for gross proceeds of $660,000 with each unit consisting of one Yangarra Share and one warrant exercisable at $0.30 per share for two years.

In August 2003, Yangarra entered into a joint venture agreement with Birchill Resources Partnership ("**Birchill**"), pursuant to which Yangarra and Birchill agreed to participate on a 50/50 working interest basis in the Ferrier area of Alberta. The original land base consisted of seven sections and has increased to 23 sections of land.

On September 12, 2003, Yangarra completed the private placement of 2,500,000 Yangarra Shares at a price of $0.42 per share for gross proceeds of $1,050,000 and an additional 500,000 Yangarra Shares were issued as a finders fee at a deemed price of $0.42 pursuant to the farm-in agreement with Birchill.

On October 10, 2003, Yangarra completed the private placement of 5,000,000 Yangarra Shares on a "flow-through" basis at a price of $0.75 per share for gross proceeds of $3,750,000.

Yangarra completed a private placement through a syndicate of agents of 3,500,000 Yangarra Shares issued on a "flow-through" basis at a price of $1.00 per share for gross proceeds of $3,500,000 on December 5, 2003.

On April 7, 2004, Yangarra completed the private placement through a syndicate of agents of 2,500,000 Yangarra Shares at a price of $1.45 per share for gross proceeds of $3,625,000. A bought deal offer from a syndicate of agents of Yangarra Shares issued on a "flow-through" basis at a price of $1.90 per share was cancelled by management in June 2004 due to unexpected declines in production rates. On November 22, 2004, Yangarra completed the private placement of 6,410,254 Yangarra Shares issued on a "flow-through" basis at a price of $0.78 per share for gross proceeds of approximately $5,000,000.

On August 30, 2005, Yangarra and TriOil entered into the Amalgamation Agreement in respect of the Amalgamation.

DESCRIPTION OF PROPERTIES OF YANGARRA

Principal Properties

The following is a description of Yangarra's principal oil and natural gas properties as of July 31, 2005. The term "net", when used to describe Yangarra's share of production, means the total of Yangarra's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at July 31, 2005. Reserve amounts are stated, before deduction of royalties, as at July 31, 2005 based on escalating cost and price assumptions as evaluated in the Sproule Yangarra Report prepared by Sproule. See "Statement of Reserves Data and Other Oil and Gas Information of Yangarra" below.

Principal Oil and Gas Properties

<u>Medicine Hat Area - Southern Alberta (Twp 9 Rge 6W4M)</u>

Yangarra has a 50% working interest in the primarily shallow gas project located 30 km south of the City of Medicine Hat (the "**Medicine Hat Property**"). Yangarra is the operator of the Medicine Hat Property.

The Medicine Hat Property consists of approximately 130 sections (83,000 acres) of crown and freehold lands with a combination of both shallow and deep gas rights as approximately 27,000 acres have deep gas rights. An aggregate of 55 wells have been drilled and/or re-entered in the development of the property, with 10 of these wells drilled in November 2004. Of these wells, 28 wells are producing from the Medicine Hat/Second White Specks Formations and three wells are producing from the Sawtooth, Sunburst, and Belly River Formations.

As at July 31, 2005, the Medicine Hat Property had 826 mcf/d (138 Boe/d) of net production to Yangarra.

The Medicine Hat Property has a compressor station with 4 mmcf/day capacity expandable to 8 mmcf/day, as well as a water injection facility.

According to the Sproule Yangarra Report, Yangarra's proved plus probable reserves for the Medicine Hat Property are estimated at 5807 MMcf (968 Mboe).

In March 2005, two deep wells were drilled and completed in the Bow Island and Sunburst formations, respectively. In addition, 50 km of trade seismic data has been purchased to further evaluate existing lands and support farm-in opportunities in the surrounding area. Future drilling plans are for a 10 to 15 well shallow drilling program to commence in late November 2005.

Ferrier, Alberta

Yangarra has an average working interest of 40% in 23 sections of land in the Ferrier area located approximately 25 km north and west of Rocky Mountain House, Alberta (the "**Ferrier Property**"). A total of 18 wells, (3 oil, 13 gas, and two abandoned due to mechanical problems), have been drilled or re-entered on the Ferrier property to July 31, 2005. Eight gas wells and two oil wells have been tied into a 50% owned compressor station, which is capable of 10 million cubic feet per day of production. Three standing gas wells and one oil well remain to be tied into the compressor station. Development plans call for an additional five to seven gas wells and two to four oil wells to be drilled in the balance of 2005 on the Ferrier Property.

Ferrier is a multi-zone deep wet gas area with production from the Belly River, Cardium, Viking, Ostracod, Rock Creek, and Nordegg formations. Initial production from the original five deep wells encouraged management of Yangarra to accelerate development of the Ostracod and Rock Creek formations. Extended production proved that these wells had low permability and therefore, had much lower production rates than initially thought. This revelation slowed development of the field and significantly added to Yangarra's finding and on stream costs in 2004.

Yangarra has since discovered an upper light oil pool, with significant reserves and good deliverability characteristics. Two wells have been drilled into this pool and put on stream to date. Management of Yangarra has also identified areas with better permability in the deep gas horizons; however, the first well into this area had to be abandoned due to mechanical problems with this deviated hole. Negotiations are under way to acquire a surface lease that will allow for a vertical well on the same bottom hole coordinates and a new well will be drilled in the fourth quarter of 2005.

As at July 31, 2005, the Ferrier Property had production of 197 boe/d net to Yangarra. According to the Sproule Yangarra Report, Yangarra's proved plus probable reserves for the Ferrier Property are estimated at 2,184 mmcf sales gas, 1.107 mmcf solution gas, 149,800 bbls of light oil and 141,300 bbls of natural gas liquids for a total of 839.5 Mboe.

Minor Properties

Brazeau, Alberta

Yangarra had a 100% working interest in 1 quarter section which it pooled with a major oil and gas producer in the area for a 25% working interest in the whole section. A well was drilled and put onstream in 2004 and remains on production. No further development is planned for the area. As at July 31, 2005, net production to Yangarra was 10 boe/d. Gas reserves of 237 mmcf proved plus probable and 17,100 bbls of natural gas liquids were booked on the property (56.5 mboe).

Bayhurst, Saskatchewan

The Bayhurst property is located 20-40 km south of Kindersley, Saskatchewan. The area is subject to considerable industry activity, notably Profico and PennWest (4 wells/section). Yangarra completed and tested nine wells in the property to earn a 30% working interest in 21 sections of land to the base of the Viking zone. There is the option to earn an additional 18 sections with rolling option wells. An additional well was drilled and remains standing in August 2005. TransGas has 2 main transportation lines that run within 2 miles of the property and provides for convenient tie-in. Further evaluation is planned by management in late 2005.

Chinook, Alberta

Yangarra has a 25% working interest in 4 sections of land in the Chinook/Sedalia area of Alberta. Yangarra drilled two wells in Chinook , both of which were targeting the Glauconite channel. One well was drilled and abandoned and one well was completed as a Belly River well, and subsequently abandoned. Yangarra has viewing rights to approximately 50 km of trade seismic data. Yangarra also has a 3 section parcel in this area with a 50% working interest and one standing gas well capable of producing at 200 mcf/d. This area has recently been very active from a land and drilling perspective, and has multi-zone potential. Management is formulating a plan to develop this part of the property.

Marten, Alberta

Yangarra acquired a 50% working interest in 5 sections of land in the Marten Area through a seismic review option from Husky. Yangarra participated in two wells targeting the Viking zone. Both wells were cased and evaluated; however, the results were non-commercial and the wells were subsequently abandoned. There are no current plans to develop the area.

Paradise Valley, Alberta

Yangarra has a 50% working interest in 7 ½ sections of land in the Paradise area, located 35 kms southwest of Lloydminster, Alberta. This area offers multi-zone potential. Two wells were drilled in the area with one standing Colony gas well, and one standing GP oilwell. Management is currently reviewing the potential of the area.

Smoky Heights (Teepee), Alberta

The Smoky Heights/Teepee prospects lie on the Peace River Arch within the Puskwaskau designated field boundary which comprises multi-zone oil and gas potential including Dunvegan, Bluesky, Gething, Cadomin, Charlie Lake, Belloy, Kiskatinaw, Debolt, Banff and Leduc. The general area is offset by production from the Banff and Debolt zones. To date Yangarra has only exploited the Kiskatinaw potential, within the 6 sections with an average of 33.33% working interest. The area has recently been very active from a land and drilling perspective. There are pipelines in the general area with custom gas processing available. Yangarra has viewing rights to approximately 80 km of trade seismic data.

Wembley, Alberta

Yangarra has a 12% working interest in 1 section of land in the Wembley area. Yangarra participated in drilling one test well in the Montney and the well was subsequently abandoned. No further plans for this area are anticipated.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF YANGARRA

The statement of reserves data and other oil and gas information of Yangarra for the year ended December 31, 2004 is available on SEDAR at www.sedar.com and is incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "**Yangarra Statement**") is dated July 31, 2005. The effective date of the Yangarra Statement is July 31, 2005 and the preparation date of the Yangarra Statement is July 31, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "**Yangarra Reserves Data**") is based upon the Sproule Yangarra Report with an effective date of July 31, 2005. The Yangarra Reserves Data summarizes the oil, liquids and natural gas reserves of Yangarra and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Yangarra Reserves Data conforms with the requirements NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Yangarra engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Yangarra's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan; however, no reserves were assigned to Yangarra's properties in Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 31, 2005
CONSTANT PRICES AND COSTS

	Reserves					
	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
Reserve Category	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Proved Developed Producing	147.7	103.5	2,932	2,351	636.3	495.2
Proved Developed Non-producing	53.5	47.0	224	180	90.9	77.1
Proved Undeveloped	34.2	23.4	2,394	2,078	433.3	369.7
Total Proved	235.3	173.8	5,551	4,609	1,160.5	942.0
Probable	196.4	132.7	4,870	4,001	1,008.1	799.4
Total Proved Plus Probable	431.7	306.5	10,422	8,610	2,168.6	1,741.3

NET PRESENT VALUES OF FUTURE NET REVENUE
(CONSTANT PRICES AND COSTS)

	BEFORE INCOME TAXES DISCOUNTED AT (%/year)				AFTER INCOME TAXES DISCOUNTED AT (%/year)			
RESERVES CATEGORY	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**
PROVED								
Developed Producing	17,533	15,069	13,326	12,010	16,894	14,551	12,900	11,654
Developed Non-Producing	3,213	2,367	1,867	1,542	2,429	1,759	1,370	1,124
Undeveloped	6,352	4,308	2,992	2,083	4,290	2,783	1,805	1,127
TOTAL PROVED	27,098	21,745	18,185	15,635	23,613	19,092	16,075	13,906
PROBABLE	24,184	16,957	12,794	10,068	16,208	11,245	8,402	6,543
TOTAL PROVED PLUS PROBABLE	51,282	38,702	30,979	25,703	39,821	30,337	24,476	20,449

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of July 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	52,097	7,881	11,809	4,453	855	27,098	3,484	23,613
Proved Plus Probable Reserves	97,106	15,691	20,748	8,213	1,172	51,282	11,461	39,821

FUTURE NET REVENUE BY PRODUCTION GROUP as of July 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,779
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	9,997
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	12,255
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	16,291

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of July 31, 2005 FORECAST PRICES AND COSTS

	Reserves					
	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
Reserves Category	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	147.5	103.8	2,928	2,349	635.5	495.2
Proved Developed Non-producing	53.5	47.3	224	180	90.9	77.3
Proved Undeveloped	34.2	23.4	2,393	2,076	433.0	369.4
Total Proved	235.1	174.5	5,545	4,605	1,159.3	941.9
Probable	195.9	133.8	4,859	3,990	1,005.7	798.8
Total Proved Plus Probable	431.0	308.2	10,404	8,595	2,165.0	1,740.7

NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	16,776	14,680	13,184	12,040	11,127	16,316	14,280	12,833	11,730	10,851
Developed Non-Producing	2,537	1,931	1,563	1,320	1,147	2,016	1,479	1,166	968	834
Undeveloped	5,435	3,769	2,676	1,908	1,344	3,868	2,562	1,699	1,093	648
TOTAL PROVED	24,749	20,379	17,422	15,268	13,619	22,200	18,321	15,699	13,792	12,332
PROBABLE	21,547	15,101	11,468	9,103	7,440	14,910	10,273	7,674	5,987	4,804
TOTAL PROVED PLUS PROBABLE	46,296	35,480	28,890	24,371	21,059	37,110	28,594	23,373	19,779	17,137

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of July 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	51,272	7,489	13,460	4,533	1,040	24,749	2,549	22,200
Proved Plus Probable Reserves	95,458	14,696	24,537	8,437	1,492	46,296	9,186	37,110

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of July 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,193
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	9,897
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11,044
	Heavy Oil (including solution gas and other by-products)	Nil
	Natural Gas (including by-products but excluding solution gas from oil wells)	15,608

Pricing Assumptions

The following sets forth the benchmark reference prices, as at June 30, 2005, reflected in the Yangarra Reserves Data. These price assumptions were provided to Yangarra by Sproule.

SUMMARY OF PRICING ASSUMPTIONS
as of June 30, 2005
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl) [1]	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS Propane ($Cdn/BBL)	NATURAL GAS LIQUIDS Butanes ($Cdn/BBL)	NATURAL GAS LIQUIDS Pentanes ($Cdn/BBL)	EXCHANGE RATE
2005[2]	56.50	69.87	7.00	40.95	46.45	65.95	0.816

Notes:

(1) June 30, 2005 NYMEX close.
(2) As at June 30.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of June 30, 2005
FORECAST PRICES AND COSTS

	OIL				
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
2005	55.55	66.27	8.10	2.3	0.82
2006	55.85	66.63	8.42	2.5	0.82
2007	51.42	61.21	7.55	2.5	0.82
2008	43.92	52.04	6.62	2.5	0.82
2009	42.45	50.24	6.39	1.5	0.82
2010	43.09	51.00	6.42	1.5	0.82
2011	43.74	51.77	6.53	1.5	0.82
2012	44.39	52.55	6.64	1.5	0.82
2013	45.06	53.34	6.76	1.5	0.82
2014	45.74	54.14	6.88	1.5	0.82
2015	46.42	54.96	7.00	1.5	0.82
2016	47.12	55.79	7.12	1.5	0.82
Thereafter[3]					

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) Escalator of 1.5% annually.

The weighted average historical price realized by Yangarra for the year ended December 31, 2004 was $7.08/mcf for natural gas and $57.06/bbl for oil.

Reconciliations of Changes in Reserves and Future Net Revenue of Yangarra

Reserves Reconciliation

The following table provides a reconciliation of Yangarra's net reserves based on forecast prices and costs.

	Light/ Medium Oil	Light/ Medium Oil	Light/ Medium Oil	Non-Associated Gas	Non-Associated Gas	Non-Associated Gas
	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(MMCF)	(MMCF)	(MMCF)
Factors	Nil	Nil	Nil	Nil	Nil	Nil
December 31, 2004	28.1	63.8	91.9	5,756	3,703	9,459
Extensions	42.2	17.4	59.6	189	361	550
Improved Recovery	Nil	Nil	Nil	Nil	Nil	Nil
Discoveries	Nil	Nil	Nil	Nil	Nil	Nil
Acquisitions	Nil	Nil	Nil	Nil	Nil	Nil
Dispositions	Nil	Nil	Nil	Nil	Nil	Nil
Economic Factors	Nil	Nil	Nil	Nil	Nil	Nil
Technical Revisions	30.5	(20.8)	9.7	(1,639.4)	(662.4)	(2,301.4)
Production	(11.4)	Nil	(11.4)	(275.6)	Nil	(275.6)
July 31, 2005	89.4	60.4	149.8	4,087	3,402	7,489

Future Net Revenue Reconciliation Using Constant Prices and Costs Using a 10% Discount

Period Factor	**2005 ($M)**
Estimated Future net revenue after tax at beginning of year	$12,910[1][2]
Sales and transfers of oil and gas produced, net of production costs and royalties	(2,311)
Net changes in prices, production costs and royalties related to future production	3,468[2]
Changes in previously estimated development costs incurred during the period	2,425
Changes in estimated future development costs	(235)[2]
Extension and improved recovery	1,969[2]
Discoveries	168[2]
Acquisition of reserves	0
Disposition of reserves	0
Net change resulting from revisions in quantity estimates	(3,811)[2]
Accretion of discount	792[2]
Net change in income tax for current period	0
Net change in income tax for future forecast	(77)[2]
Miscellaneous changes	776
Estimated future net revenue after tax at July 31, 2005	16,075[1][2]

Notes:

(1) Proved reserves, constant prices.
(2) Discounted at 10%.

Additional Information Relating to Reserves Data

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Yangarra for the periods indicated.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells not yet drilled at year end that are adjacent to producing wells. In addition, such reserves may relate to planned infill drilling locations. Plans are included in the Sproule Yangarra Report to develop these reserves.

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)
2003	Nil	Nil	5,469	128.3
2004	Nil	Nil	3,728	42.8
2005 (July 31)	89.4	Nil	4,605	85.1

Yangarra's proved undeveloped reserves are assigned by Sproule and are net after royalties. Yangarra presently anticipates that its proved undeveloped reserves will be developed during the next two years.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)
2003	Nil	Nil	5,197	53.2
2004	77.5	Nil	4,768	97.3
2005 (July 31)	60.5	Nil	3,990	73.3

Yangarra's probable undeveloped reserves are assigned by Sproule and are net after royalties. Yangarra presently anticipates that its probable undeveloped reserves will be developed during the next two years.

Significant Factors or Uncertainties

Yangarra does not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of the Yangarra Reserves Data. However, Yangarra's reserves can be affected significantly by fluctuations in product prices, capital expenditures, operating costs, royalty regimes and well performance that are beyond Yangarra's control.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Yangarra's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs	
	Proven Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	1,382	1,256	1,494	1,358	1,382	1,256
2006	3,113	2,573	6,658	5,502	3,037	2,510
2007	Nil	Nil	Nil	Nil	Nil	Nil
2008	19	13	19	13	18	12
Thereafter	20	10	266	101	18	9
Total	4,533	3,852	8,437	6,974	4,453	3,787

It is currently anticipated that Yangarra's source of funding for the future development cost of Yangarra's reserves will be derived from a combination of cash flow and equity or bank debt. Yangarra does not anticipate that the cost of funding referenced above will materially affect Yangarra's disclosed reserves and future net revenues or will make the development of any of Yangarra's properties uneconomic.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Yangarra has a working interest as at July 31, 2005.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	2.0	0.75	1.0	0.5	46	33.625	32	14.9

Properties with no Attributable Reserves

The following table sets out Yangarra's developed and undeveloped land holdings as at July 31, 2005.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	43,039	18,370	92,466	44,395	135,505	62,765

There are no material work commitments (including bonding requirements) on the undeveloped land holdings described above.

Yangarra expects that rights to explore, develop and exploit 768 net acres of its undeveloped land holdings will expire by December 31, 2005.

Forward Contracts

Yangarra has a costless collar for 1,000 GJ per day at a strike price of $7 to $9 per GJ to the end of December 2005. Other than the foregoing, Yangarra is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas. In addition, Yangarra does not have any transportation obligations or commitments for future physical deliveries of oil or gas that exceed Yangarra's expected related future production from its proved reserves, estimated using forecast prices and costs.

Additional Information Concerning Abandonment and Reclamation Costs

Yangarra estimates abandonment and reclamation costs for surface leases and wells by area based on the experience of management and information provided by operators. As at July 31, 2005, Yangarra expected to incur abandonment and/or reclamation costs on 52 net wells. The total amount of abandonment and reclamation costs for surface leases and wells expected to be incurred was $1,492,000 (undiscounted) and $464,000 (discounted at 10%) (inclusive of net salvage value).

Of the abandonment and reclamation costs discussed above:

1. all such costs were deducted as abandonment and reclamation costs in estimating the future net revenue disclosed under "Disclosure of Reserves Data" above; and

2. Yangarra does not expect to pay any of said costs in 2005 or 2006.

Tax Horizon

Yangarra currently estimates that it will not be required to pay income taxes for 2005. Yangarra currently estimates that it will not be required to pay income taxes until the 2008 tax year, subject to the results of Yangarra's proposed development program.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Yangarra's activities for the year ended December 31, 2004:

	December 31, 2004
Property acquisition costs	$1,495,984
Exploration costs	8,645,223
Development costs	4,194,951
Total	$14,336,158

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that Yangarra has drilled or has participated in the drilling of during the year ended December 31, 2004 and the six months ended June 30, 2005:

	June 30, 2005		June 30, 2005		December 31, 2004		December 31, 2004	
	Development		Exploratory		Exploratory		Development	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Light and Medium Oil	1	0.375	1	0.50	1	0.375	0	0
Natural Gas	4	2.5	0	0	9	3.575	12	6.325
Service	0	0	Nil	Nil	0	0.500	1	0.50
Dry	0	0	1	0.50	1	0.33	1	0.375
Total:	5	2.875	2	1	11	4.78	14	7.2

Yangarra, the operator of the Medicine Hat Property, and TriOil have agreed to proceed with a four well drilling program to commence in October 2005 (the "**Medicine Hat Program**"). Yangarra estimates that its share of the costs of the Medicine Hat Program for drilling, completing and tying in the four wells will be approximately $600,000. The Medicine Hat Program will be funded through bank financing arrangements. Management of Yangarra anticipates that the Medicine Hat Program will be completed and the gas to be produced therefrom will be put on stream by December 31, 2005.

The Medicine Hat Program will be conducted on generally rolling demography consisting of native grass land and cultivated land. Access is year round on paved and gravelled roads. The area has readily available power, labour and oil field services. The Medicine Hat Program will tie into existing pipelines and compressor stations that presently have surplus capacity that is owned by TriOil and Yangarra.

Production Estimates

The following table sets out the volume of Yangarra's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Medicine Hat	Nil	Nil	1,493	Nil	248
Ferrier	62	Nil	1,228	56.4	205
Total	62	Nil	2,721	56.4	453

Yangarra's estimated production volumes are 1,493 Mcf/d from the Medicine Hat Property and 1,228 Mcf/d from the Ferrier Property.

Production History and Prices Received

The following tables summarize certain information in respect of production, product prices received, royalties paid, production costs and resulting netback for the periods indicated:

(6:1)	Quarter Ended 2004 December 31	September 30	June 30	March 31
Average Daily Production				
Gas (Mcf/d)	1,042	1,038	1,133	712
Oil (bbls/d)	80	Nil	Nil	Nil
NGL (bbls/d)	22	31	34	Nil
Average Price Received				
Gas ($/Mcf)	6.36	5.78	6.32	6.01
Oil ($/bbl)	57.06	Nil	Nil	Nil
NGL ($/bbl)	45.53	44.66	39.82	Nil
Royalties Paid				
Gas ($/Mcf)	1.04	1.39	1.22	0.91
Oil ($/bbl)	20.07	Nil	Nil	Nil
NGL ($/bbl)	21.83	16.55	15.35	Nil
Production Costs				
($/Boe)	3.45	9.50	6.93	11.93
Netback Received				
($/Boe)	32.71	17.72	22.46	18.77

The following table indicates Yangarra's average daily production from its important fields for the year ended December 31, 2004:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)
Ferrier, Alberta	20.1	Nil	390	19.2
Medicine Hat, Alberta	Nil	Nil	645	Nil

Production and Net Cash Flow History

The following table provides information regarding the net crude oil, natural gas liquids and natural gas produced by Yangarra for the periods indicated, and the net cash flow to Yangarra derived from said production.

Product	Six months ended June 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Crude Oil (Bbls)	13,861	7,350	Nil	Nil
NGLs (Bbls)	4,982	7,028	Nil	Nil
Gas (Mcf)	287,961	377,958	10,207	650
Cash Flow ($000s)	1,529	834	(153)	(69)

Estimate of Fair Value of Unproved Property

Seaton-Jordan evaluated Yangarra's non-reserve oil and gas properties as at July 31, 2005 in a report dated July 29, 2005 (the "**Yangarra Seaton-Jordan Report**"). The Yangarra Seaton-Jordan Report represents what Seaton-Jordan believes to be the fair value as at July 31, 2005. Fair value is defined as the price which Seaton-Jordan, as independent consultants, given the conditions existing at July 31, 2005, believed could reasonably be expected to be received for the properties evaluated. The fair value is determined based on the following factors:

1. the acquisition cost, provided that there have been no material changes in the unproved property, the surrounding properties, or the general oil and gas climate since the acquisition;

2. recent sales by others of interests in the same unproved property;

3. terms and conditions, expressed in monetary terms, of recent farm-in agreements;

4. terms and conditions, expressed in monetary terms, of recent work commitments related to the unproved property; and

5. recent sales of similar properties in the same general area.

The Yangarra Seaton-Jordan Report complies with the disclosure requirements of NI 51-101. Based on the foregoing, Seaton-Jordan's assessment of the fair value of all of Yangarra's non-reserve oil and gas properties effective July 31, 2005 (being 37,436.1630 gross hectares (17,974.413 net hectares)) was $3,595,195.

DIRECTORS AND OFFICERS OF YANGARRA

The following table sets forth certain information in respect of the directors and officers of Yangarra.

Name and Municipality of Residence	Age	Position Held[4]	Principal Occupation During Five Preceding Years	Number of Yangarra Shares
James G. Evaskevich[2] Calgary, Alberta	51	President, Chief Executive Officer and Director since December 2001	President and Chief Executive Officer of Yangarra since December 2001. President and Chief Executive Officer of Cascadia International Resources Inc., a public base metal exploration company, since June 2003; prior thereto, Vice-President, Operations of Glacier Ridge Resources Ltd., a private oil and gas exploration company, from October 2000 to July 2003; President of GIOS Ltd., an oilfield consulting company, since June 1987.	1,651,750[5]
Gordon A. Bowerman[1][2] Calgary, Alberta	64	Director since December 2001	President and Chief Executive Officer of Cove Resources Ltd., a private oil and gas company.	2,107,711[6]
Robert D. Weir[1] Calgary, Alberta	59	Vice-President, Engineering and Director since November 2003	Vice-President, Engineering of Yangarra since November 2003; prior thereto, Vice-President, Engineering of Glacier Ridge Resources Ltd., a private oil and gas exploration company, from April 1999 to July 2003. President of Goose River Resources Ltd., a public oil and gas company listed on the TSX Venture, from June 2000 to April 2003.	975,000[8]
Douglas M. Stuve[1] Calgary, Alberta	37	Director since June 2003	Partner with Burstall Winger LLP since April 1, 1998.	46,500
Donald F. Poruchny Calgary, Alberta	50	Vice-President, Exploration since August 2005	Vice-President, Exploration of Yangarra since August 2005. Manager Geophysics of Yangarra since July 2003; prior thereto an independent consultant providing geophysical services to oil and gas exploration companies	810,000[7]
John F. K. Aihoshi Calgary, Alberta	52	Chief Financial Officer since July 2003	Chief Financial Officer of Yangarra since July 2003. Chief Financial Officer of Cascadia International Resources Inc., a public mining company listed on the TSX Venture, since July 2003; prior thereto, Controller at Glacier Ridge Resources Ltd., a private oil and gas exploration company, from October 2001 to July 2003. Consultant on financial services contract to EECL, a private oil and gas company, and Olympia Energy Inc., a public oil and gas company listed on the TSX Venture, from October 1998 to October 2001.	435,834

Notes:

(1) Member of the Audit Committee.

(2) Member of the Reserves Committee.

(3) Yangarra does not have an Executive Committee.

(4) The term of office of all directors will expire at the next annual meeting of shareholders of Yangarra.

(5) Of these Yangarra Shares, 378,750 are owned by Grassy Island Ranch Ltd., a private company controlled by Mr. Evaskevich.

(6) Of these Yangarra Shares, 25,000 are owned by Cove Resources Ltd., a private company controlled by Mr. Bowerman, and 188,500 are owned by Mr. Bowerman's spouse.

(7) Of these Yangarra Shares, 75,000 are owned by Hazer Exploration Ltd., a private company controlled by Mr. Poruchny.

(8) Of these Yangarra Shares, 20,000 are owned by Wild Bull Petroleum Ltd., a private company controlled by Mr. Weir.

Yangarra's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 6,026,795 Yangarra Shares or 20% of the issued and outstanding Yangarra Shares.

The directors and officers of Yangarra devote their time and attention to the affairs of Yangarra as required.

SELECTED FINANCIAL INFORMATION OF YANGARRA

The audited financial statements of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon and the unaudited interim financial statements of Yangarra as at and for the six months ended June 30, 2005, together with the notes thereto can be found on SEDAR at www.sedar.com and are incorporated herein by reference.

Selected Annual Financial Information

The following table sets out certain unaudited financial information pertaining to Yangarra as at and for the six month period ended June 30, 2005 and certain audited financial information pertaining to Yangarra for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(audited)	(audited)	(audited)
Revenue, net of royalties	$2,454,708	$51,478	$2,152
Production expenses	$637,067	$37,424	$12,326
General and administrative expenses	$854,080	$160,838	$71,820
Net operating income (loss)	$833,524	$(153,313)	$(81,840)
Per share [(1)]	$0.04	$(0.02)	$(0.03)
Net income (loss)	$(791,617)	$372,119	$(834,761)
Per share [(1)]	$(0.037)	$0.049	$(0.27)
Working capital (deficit)	$(5,916,652)	$(506,400)	$(217,678)
Total assets	$24,478,586	$14,503,555	$378,797
Long-term liabilities	$2,753,552	$1,737,055	$12,000
Shareholders' equity	$13,349,645	$7,266,109	$123,083

Note:

(1) Basic.

Selected Quarterly Financial Information

The following table sets out certain unaudited financial information pertaining to Yangarra for the quarter indicated.

	Revenue, Net of Royalties	Net Operating Income (loss)	Net Operating Income (loss) Per Share[(1)]	Net Income (loss)	Net Income (loss) Per Share[(1)]
2005					
First Quarter	1,246,812	(139,971)	(0.01)	(73,331)	(0.003)
Second Quarter	1,347,356	(194,319)	(0.01)	(649,962)	(0.023)
2004					
First Quarter	396,633	(176,402)	(0.02)	(110,402)	(0.01)
Second Quarter	534,881	(225,025)	(0.01)	(219,041)	(0.01)
Third Quarter	641,988	940	-	(439,440)	(0.02)
Fourth Quarter	921,475	(635,372)	(0.03)	(22,734)	(0.001)
2003					
Third Quarter	6,840	(81,102)	(0.02)	(81,102)	(0.02)
Fourth Quarter	44,638	(84,801)	(0.01)	483,715	0.06

Note:

(1) Basic.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS OF YANGARRA

Yangarra's management's discussion and analysis for the years ended December 31, 2002, 2003 and 2004 and for the six month period ended June 30, 2005 can be found on SEDAR at www.sedar.com and are incorporated herein by reference.

DESCRIPTION OF SHARE CAPITAL OF YANGARRA

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Yangarra Shares and the preferred shares of Yangarra. No preferred shares of Yangarra are presently issued and outstanding.

Common Shares

Yangarra is authorized to issue an unlimited number of Yangarra Shares. The holders of Yangarra Shares are entitled to receive notice of, and to vote at every meeting of the Yangarra Shareholders and have one vote thereat for each Yangarra Share held. Subject to the rights, privileges, restrictions and conditions attaching to any preferred shares of Yangarra, the holders of Yangarra Shares are entitled to receive such dividends as the directors of Yangarra from time to time, by resolution, declare. Subject to the rights, privileges, restrictions and conditions attached to any preferred shares of Yangarra, in the event of the liquidation, dissolution or winding-up of Yangarra or upon any distribution of the assets of Yangarra among Yangarra Shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of Yangarra Shares are entitled to share pro rata.

Preferred Shares

Yangarra is authorized to issue an unlimited number of preferred shares. The directors of Yangarra may, from time to time, issue the preferred shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. The directors of Yangarra may, by resolution, fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the preferred shares of each series. The preferred share are entitled to preference over the Yangarra Shares and any other shares of Yangarra ranking junior to the preferred shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Yangarra, whether voluntary or involuntary, or any other distribution of the assets of Yangarra among its shareholders for the purpose of winding-up its affairs.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF YANGARRA

To the knowledge of the directors and executive officers of Yangarra as of the date hereof, and assuming the exercise of all outstanding Yangarra Options, no person, firm or company (other than securities depositories) beneficially own, directly or indirectly, or exercise control or direction of voting securities carrying more than 10% of the voting rights attached to the Yangarra Shares.

DIVIDEND RECORD AND POLICY OF YANGARRA

Yangarra has not paid any dividends on the Yangarra Shares and does not intend to pay dividends on the Yangarra Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Amalco to fund future growth, the financial condition of Amalco and other factors which the Board of Directors of Amalco may consider appropriate in the circumstances.

CAPITALIZATION OF YANGARRA

The following table sets forth the capitalization of Yangarra as at the dates indicated:

	Authorized	December 31, 2004 (audited)	Outstanding as at June 30, 2005 (unaudited)	Outstanding as at September 30, 2005[1][2][3] (unaudited)
Long term and secured debt	$10,000,000	$4,600,073	$7,232,462	$7,200,000
Yangarra Shares	Unlimited	$18,609,811 (27,731,754 shares)	$18,800,116 (28,374,254 shares)	$19,512,616 (30,749,254 shares)
Preferred Shares	Unlimited	Nil	Nil	Nil

Notes:

(1) As at the date hereof, 2,621,500 Yangarra Shares are reserved for issuance on exercise of Yangarra Options.

(2) Yangarra is authorized to issue an unlimited number of Yangarra Shares and an unlimited number of preferred shares, issuable in series. As at the date hereof, there are no preferred shares outstanding.

(3) As at June 30, 2005, Yangarra's deficit was $6,769,150, its provision for future site restoration was $429,184 and its provision for future income taxes was $2,457,057.

See "Part III – The Amalgamation – Amalco – Pro Forma Consolidated Capitalization" for a table setting forth the capitalization of Yangarra, TriOil and Amalco before and after giving effect to the Amalgamation.

STATEMENT OF EXECUTIVE COMPENSATION OF YANGARRA

The information concerning the executive compensation of Yangarra paid for the financial year ended December 31, 2004 is contained in the Information Circular of Yangarra dated May 17, 2005 and is on SEDAR at www.sedar.com and is incorporated herein by reference.

PRIOR SALES OF YANGARRA

The following table sets forth certain information regarding securities of Yangarra that have been sold within the 12 months prior to the date of this Information Circular.

Date of Issuance	Type and Number of Securities Issued	Issue Price per Security	Gross Proceeds	Nature of Consideration
November 22, 2004	6,410,254[1]	$0.78	$5,000,000	Cash
February 11, 2005	7,500[2]	$0.30	$2,250	Cash
February 28, 2005	235,000[2]	$0.30	$70,500	Cash
March 21, 2005	50,000[2]	$0.30	$15,000	Cash
March 24, 2005	350,000[2]	$0.30	$105,000	Cash
July 31, 2005	2,375,000[2]	$0.30	$712,500	Cash

Note:

(1) These Yangarra Shares were issued pursuant to a private placement to investors.

(2) These Yangarra Shares were issued on exercise of outstanding share purchase warrants.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT OF YANGARRA

No officer, director, promoter, employee or former officer, director, promoter or employee of Yangarra (nor any of said individual's associates or affiliates) has indebtedness (excluding routine indebtedness) outstanding as at the date hereof to Yangarra or another entity where the indebtedness is the subject of a guarantee, support agreement (which includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower), letter of credit or other similar arrangement or understanding provided by Yangarra.

In addition, no individual who is, or at any time during the most recently completed financial year was, a director or officer of Yangarra, no proposed nominee for election as a director of Yangarra and no associate of any such director, officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of Yangarra has been, indebted to Yangarra or any of its subsidiaries, or has had indebtedness (excluding routine indebtedness) to another entity that is, or at any time since the beginning of the most recently completed financial year, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Yangarra, where such indebtedness relates to a security purchase program or any other program.

PRICE RANGE AND TRADING VOLUME OF YANGARRA

The Yangarra Shares have been listed and posted for trading on TSX Venture under the name Yangarra since July 21, 2003. The current trading symbol of the Yangarra Shares is "AYX". The following table sets forth the reported high and low sales prices and the trading volumes for the Yangarra Shares for the periods indicated as reported by TSX Venture.

	High	Low	Volume
2004			
August	$1.00	$0.76	215,600
September	$0.76	$0.50	857,288
October	$0.75	$0.55	734,550
November	$0.80	$0.64	230,380
December	$0.75	$0.60	572,175
2005			
January	0.70	0.50	355,375
February	0.83	0.54	649,480
March	1.12	0.59	1,191,178
April	0.67	0.49	294,450
May	0.52	0.48	959,900
June	0.54	0.42	1,407,726
July	0.45	0.35	589,885
August	0.60	0.35	1,073,692
September	0.55	0.40	693,249

On August 26, 2005, the last date that the TriOil Shares traded on TSX Venture prior to the date Yangarra publicly announced the proposed Amalgamation, the closing trading price of the Yangarra Shares, as reported by TSX Venture, was $0.41 per Yangarra Share. On August 31, 2005, the first day on which a trade of Yangarra Shares occurred on TSX Venture following the announcement that Yangarra had entered into the Amalgamation Agreement, the closing trading price of the Yangarra Shares, as reported by the TSX Venture, was $0.55 per Yangarra Share. On September 29, 2005, the last day of a trade before the date of the Information Circular, the closing trading price of the Yangarra Shares on TSX Venture, as reported by such exchange, was $0.51 per Yangarra Share.

ESCROWED SECURITIES OF YANGARRA

There are currently no Yangarra Shares held in escrow.

LEGAL PROCEEDINGS OF YANGARRA

Management is not aware of any outstanding or contemplated legal proceedings that are material to the business and affairs of Yangarra, to which Yangarra is a party or to which any of its property is subject to, or that would be material to the business and affairs of Amalco.

AUDITORS, TRANSFER AGENT AND REGISTRAR OF YANGARRA

The auditors of Yangarra are Meyers Norris Penny LLP, Chartered Accountants of Calgary, Alberta.

Computershare Trust Company of Canada is the transfer agent and registrar of the Yangarra Shares.

MATERIAL CONTRACTS OF YANGARRA

Except for contracts entered into by Yangarra in the ordinary course of business, the only material contract entered into, or to be entered into, by Yangarra during the past two years which can be reasonably regarded as presently material to Yangarra is the Amalgamation Agreement referred to under "Part III – The Amalgamation – The Amalgamation and Amalgamation Agreement". Copies of this agreement will be available for inspection at the registered office of Yangarra during regular business hours until the date of the Meetings.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OF YANGARRA

There are no material interests, direct or indirect, of any informed person of Yangarra, any proposed director of Yangarra, or an associate or affiliate of any informed person or director, in any transaction since the commencement of Yangarra's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Yangarra, other than as disclosed elsewhere in this Information Circular and as set forth below:

1. The Conditional Assignment Agreement discussed under the heading "Part V – Information Concerning Yangarra Resources Inc. – General Development of Yangarra".

NON ARM'S LENGTH PARTY TRANSACTIONS OF YANGARRA

Other than as disclosed elsewhere in the Information Circular or the financial statements of Yangarra, there have been no assets or services acquired by Yangarra from the insiders, promoters or members of management of Yangarra and their respective associates or affiliates since its incorporation (excluding information regarding executive compensation, but including any debt settlement arrangements).

INVESTOR RELATIONS ARRANGEMENTS OF YANGARRA

Yangarra has not entered into any written or oral agreement or understanding with any person or company to provide any promotional or investor relations services for Yangarra or its securities, either now or in the future.

RELATIONSHIP BETWEEN YANGARRA AND PROFESSIONAL PERSONS

To the knowledge of Yangarra, as of the date hereof, no Professional Person or any associate of such person has any beneficial interest, direct or indirect, in the securities or property of Yangarra or of an associate or affiliate of Yangarra, and no Professional Person or any associate of such person is or is expected to be elected, appointed or employed as a director, senior officer or employee of Yangarra or Amalco or of an associate or affiliate of Yangarra or Amalco, or is a promoter of any such entity or of an associate or affiliate of any such entity, except as follows: (a) as disclosed elsewhere in this Information Circular; (b) Douglas M. Stuve, a partner of Burstall Winger LLP is a director of Yangarra and a proposed director of Amalco; (c) the ownership by the partners and associates (and their associates and affiliates) of Burstall Winger LLP of less than 1% of the outstanding Yangarra Shares, which provides professional legal services to Yangarra.

PROMOTERS OF YANGARRA

Messrs. Evaskevich and Bowerman may be considered to be the promoters of Yangarra in that they took the initiative in reorganizing Yangarra. Messrs. Evaskevich and Bowerman hold, directly and indirectly, 1,651,750 (5.4%) and 2,107,711 (6.9%), respectively, of the outstanding Yangarra Shares. In addition, Mr. Evaskevich has been issued options to purchase 1,145,500 Yangarra Shares and Mr. Bowerman has been issued options to purchase 185,000 Yangarra Shares, at exercise prices of $0.70 to $1.00 and $0.20 to $1.00 per share, respectively.

RISK FACTORS CONCERNING YANGARRA

The various risk factors to which Yangarra is subject, and to which Amalco will be subject, assuming the completion of the Amalgamation, are set out under "Part III – The Amalgamation – Risk Factors".

THIS IS SCHEDULE A ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Yangarra Resources Ltd.

Pro Forma Consolidated Financial Statements

June 30, 2005

(Unaudited – See Compilation Report)

MNP

To the Directors of

Yangarra Resources Ltd.:

We have read the unaudited pro forma consolidated balance sheet of Yangarra Resources Ltd. ("Yangarra") as at June 30, 2005 and the unaudited consolidated pro forma statements of net income (loss) for the year ended December 31, 2004 and for the six month period ended June 30, 2005, and have performed the following procedures.

1. Compared the figures in the column captioned "Yangarra" to the unaudited financial statements of Yangarra Resources Inc. ("Yangarra Inc.") as at June 30, 2005 and for the six month period then ended, and to the audited financial statements of Yangarra Inc. for the year ended December 31, 2004, and found them to be in agreement.
2. Compared the figures in the column captioned "TriOil" to the unaudited financial statements of TriOil Ltd. ("TriOil") as at June 30, 2005 and for the six month period then ended, and to the audited financial statements of TriOil for the year ended December 31, 2004, and found them to be in agreement.
3. Made enquiries of certain officials of Yangarra who have responsibility for financial and accounting matters about:
   a. The basis for determination of the pro forma adjustments; and
   b. Whether the pro forma financial statements comply as to form in all material respects with the requirements of securities regulators.

   The officials:
   a. described to us the basis for determination of the pro forma adjustments; and
   b. stated that the pro forma statements comply as to form in all material respects with the requirements of securities regulators.
4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Yangarra" and "TriOil" as at June 30, 2005, for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 and found the amounts in the column captioned "Pro-forma Yangarra" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Meyers Norris Penny LLP

Calgary, Alberta
September 19, 2005

Chartered Accountants

Yangarra Resources Ltd.
Pro Forma Consolidated Balance Sheet
(Unaudited - see Compilation Report)

As at June 30, 2005

	Yangarra	*TriOil*	*ProForma adjustment*	***Pro Forma Yangarra***
Assets				
Current				
Cash and cash equivalents	-	959,032	-	**959,032**
Accounts receivable	2,100,351	613,050	(163,011)	**2,550,390**
Prepaid expenses and deposits	141,124	70,331	-	**211,455**
	2,241,475	1,642,413	(163,011)	**3,720,877**
Investments	109,258	-	-	**109,258**
Goodwill	-	396,208	-	**396,208**
Property and equipment	49,636	115,541	-	**165,177**
Resource properties	25,187,517	12,624,211	-	**37,811,728**
	27,587,886	14,778,373	(163,011)	**42,203,248**
Liabilities				
Current				
Line of credit	7,232,462	-	-	**7,232,462**
Accounts payable and accruals	4,361,676	1,071,238	(163,011)	**5,269,903**
	11,594,138	1,071,238	(163,011)	**12,502,365**
Future income taxes	2,457,057	2,028,490	-	**4,485,547**
Asset retirement obligation	429,184	565,339	-	**994,523**
	14,480,379	3,665,067	(163,011)	**17,982,435**
Shareholders' Equity				
Share capital	18,800,116	11,631,599	-	**30,431,715**
Contributed surplus	1,076,541	115,556	(633,849)	**558,248**
Deficit	(6,769,150)	(633,849)	633,849	**(6,769,150)**
	13,107,507	11,113,306	-	**24,220,813**
	27,587,886	14,778,373	(163,011)	**42,203,248**

See accompanying notes to unaudited pro forma consolidated financial statements.

Yangarra Resources Ltd.

Pro Forma Consolidated Statement of Net Income (Loss)

(Unaudited – see Compilation Report)

Six month period ended June 30, 2005

	Yangarra	*TriOil*	*Pro forma adjustments*		***Pro forma Yangarra***
Revenue					
Petroleum and natural gas sales	3,140,923	2,455,773	-		**5,596,696**
Interest income	-	6,082	-		**6,082**
Processing income	11,125	-	-		**11,125**
Royalties, net of Alberta Royalty Tax Credit	(557,880)	(304,852)	-		**(862,732)**
	2,594,168	2,157,003	-		**4,751,171**
Expenses					
Interest	129,004	65,985	-		**194,989**
Transportation and marketing fees	56,189	66,304	-		**122,493**
Production	522,357	351,001	-		**873,358**
Administration	357,690	347,386	-		**705,076**
Amortization, depletion and site restoration	1,863,218	1,192,886	-	2(a)(v)	**3,056,104**
	2,928,458	2,023,562	-		**4,952,020**
Income (loss) from operations	(334,290)	133,441	-		**(200,849)**
Other expense					
Non-cash stock-based compensation	(290,850)	(54,796)	-		**(345,646)**
Earnings (loss) before income taxes	(625,140)	78,645	-		**(546,495)**
Future income tax provision	98,153	27,363	-		**125,516**
Net Income (loss)	(723,293)	51,282	-		**(672,011)**

Loss per share	
Basic and dilutive	**(0.013)**

See accompanying notes to unaudited pro forma consolidated financial statements.

Yangarra Resources Ltd.
Pro Forma Consolidated Statement of Net Loss
(Unaudited – see Compilation Report)

Year ended December 31, 2004

	Yangarra	*TriOil*	*Pro forma Adjustments (2(a) iv)*		*Pro forma Yangarra*
Revenue					
Petroleum and natural gas sales	3,075,560	2,010,645	806,995		**5,893,200**
Interest income	-	3,688	1,675		**5,363**
Royalties, net of Alberta Royalty Tax Credit	(620,852)	(247,518)	(101,307)		**(969,677)**
	2,454,708	1,766,815	707,363		**4,928,886**
Expenses					
Interest	130,037	13,743	17,200		**160,980**
Transportation and marketing fees	-	119,811	-		**119,811**
Production	637,067	480,820	159,948		**1,277,835**
Administration	854,080	512,518	269,813		**1,636,411**
Amortization, depletion and site restoration	1,869,383	952,550	394,205	2(a)(v)	**3,216,138**
	3,490,567	2,079,442	841,166		**6,411,175**
Loss from operations	(1,035,859)	(312,627)	(133,803)		**(1,482,289)**
Other expenses					
Write-down of mining property	(108,755)	-	-		**(108,755)**
Impairment loss on investment	(67,547)	-	-		**(67,547)**
Non-cash stock-based compensation	(199,691)	(60,760)	-		**(260,451)**
	(375,993)	(60,760)	-		**(436,753)**
Loss before income taxes	(1,411,852)	(373,387)	(133,803)		**(1,919,042)**
Future income tax recovery	(620,235)	(176,296)	(70,479)		**(867,010)**
Net Loss	(791,617)	(197,091)	(63,324)		**(1,052,032)**

Loss per share	
Basic and dilutive	**(0.037)**

See accompanying notes to unaudited pro forma consolidated financial statements.

MNP

1. Basis of presentation

Yangarra Resources Inc. ("Yangarra Inc.") and TriOil Ltd. ("TriOil") have entered into an amalgamation agreement whereby the shareholders will exchange their shares for shares of the amalgamated company (Note 2 (a)). The amalgamated company will operate under the name Yangarra Resources Ltd. ("Yangarra").

Yangarra Inc. and TriOil are related companies due to senior management of each company having significant influence in the planning, directing and controlling of the activities of the other company. The transaction has been recorded in these financial statements at the carrying amount of the assets and liabilities of Yangarra Inc. and TriOil.

The unaudited pro forma consolidated balance sheet as at June 30, 2005 is based on:

a) the unaudited interim consolidated balance sheet of Yangarra Inc. as at June 30, 2005;
b) the unaudited interim balance sheet of TriOil as at June 30, 2005.

The unaudited pro forma consolidated statement of net income (loss) for the six months ended June 30, 2005 is based on:

a) the unaudited interim consolidated statement of earnings of Yangarra Inc. for the six months ended June 30, 2005;
b) the unaudited interim statement of operations of TriOil for the six months ending June 30, 2005.

The unaudited pro forma consolidated statement of net loss for the year ended December 31, 2004 is based on:

a) the audited consolidated statement of earnings of Yangarra Inc. for the year ended December 31, 2004;
b) the audited statement of operations of TriOil for the year ended December 31, 2004.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

The pro forma consolidated balance sheet gives effect to the transactions described in Note 2 as if they had occurred on June 30, 2005. The pro forma consolidated income statement for the six months ended June 30, 2005 and for the year ended December 31, 2004 give effect to the transactions as if the transactions described in Note 2 had occurred on January 1, 2004. These pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

2. Pro forma transactions and adjustments

The pro forma balance sheet and statements of net income (loss) give effect to the following transactions:

a) Yangarra Inc. and TriOil will amalgamate pursuant to an Amalgamation Agreement ("the agreement") dated August 30, 2005. The transaction is to be accounted for as an acquisition of TriOil with Yangarra Inc. being deemed as the acquirer. Pursuant to the terms of the agreement:
   i. each Yangarra Inc. shareholder will receive 0.95 Yangarra share for each one share of Yangarra Inc. previously held; and
   ii. each TriOil shareholder will receive 1.00 Yangarra share for each one share of TriOil previously held.
   iii. The difference between TriOil's carrying value of net assets acquired and its share capital has been charged to contributed surplus.
   iv. To record the operations of original TriOil for the seven and one half months prior to the August 13, 2004 reverse takeover by, and amalgamation with, Entrada Energy Inc.
   v. No adjustment has been made to depletion as the amalgamation is recorded at the carrying values due to it being a related party transaction and depletion is not expected to change significantly.

b) Intercompany balances and transactions
   Included in Yangarra's pro forma financial statements are accounts receivable from Yangarra Inc. in the amount of $163,011 and accounts payable to TriOil in the amount of $163,011. The transactions giving rise to these balances were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

THIS IS SCHEDULE B ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

TRIOIL FAIRNESS OPINION

September 30, 2005

The Board of Directors

Dear Sirs and Mesdames:

RE: Fairness Opinion by Woodstone Capital Inc.

Woodstone Capital Inc. ("Woodstone Capital") understands that Yangarra Resources Inc. ("Yangarra") and TriOil Ltd. ("TriOil" or the "Corporation") have entered into an Amalgamation Agreement dated August 30, 2005 (the Agreement") whereby all of the issued and outstanding common shares (the "TriOil shares") of TriOil , including all TriOil Shares which may become outstanding on the exercise of options and warrants to purchase TriOil shares, will be exchanged for shares of Yangarra Resources Ltd. ("Amalco") on the basis of the exchange ratio of 1.0 share of Amalco for every 1.0 TriOil Share and all of the issued and outstanding shares of Yangarra, including all Yangarra Shares which may become outstanding on the exercise of options to purchase Yangarra shares, will be exchanged for shares of Amalco on the basis of 0.95 share of Amalco for every 1.0 share of Yangarra. The exchange ratio is made pursuant to the terms and conditions of the Agreement between TriOil and Yangarra.

Woodstone Capital understands that final acceptance of the Agreement is subject to a number of terms and conditions which must either be satisfied or waived including, among other things, at least 66 2/3 % (two-thirds) of the votes cast at a meeting in person or by proxy of TriOil Shareholders.

To assist the special committee of the Board of Directors of TriOil (the "Special Committee") in considering the terms of the Offer, TriOil has requested Woodstone Capital prepare an opinion as to the fairness, from a financial point of view (the "Fairness Opinion"), of the consideration to be paid, which is a share exchange ratio as contained in the Agreement.

ENGAGEMENT

Woodstone Capital was engaged by TriOil to provide a Fairness Opinion to the Special Committee, with respect to the Agreement. A formal engagement agreement (the "Engagement Agreement") dated August 12, 2005, was entered into between TriOil and Woodstone Capital regarding the preparation and delivery of the Fairness Opinion. TriOil has agreed to compensate Woodstone Capital for its services in connection with the Fairness Opinion, to reimburse it for its reasonable out-of-pocket expenses, including the fees of its legal counsel, and to indemnify it in certain circumstances.

Pursuant to the terms of the Engagement Agreement, Woodstone Capital has not been engaged to prepare a formal valuation of any assets or shares of TriOil or Yangarra, or to express an opinion with respect to the form of the Agreement itself, and this Fairness Opinion should not be construed as such. However, Woodstone Capital has performed such investigations and financial analyses that it considered to be relevant and appropriate in the circumstances to support the conclusions reached in this Fairness Opinion.

Woodstone Capital consents to the inclusion of the Fairness Opinion in the Information Circular to be mailed to the TriOil Shareholders in connection with the Agreement and to the filing thereof with the securities commission or similar regulatory authority of each of the provinces of Canada and other jurisdictions, if required.

RELATIONSHIP WITH INTERESTED PARTIES

Woodstone Capital is not an insider, associate or affiliate of TriOil or Yangarra. Woodstone Capital is not acting as an advisor to TriOil or Yangarra in connection with any matter.

The compensation for Woodstone Capital under the Letter of Engagement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Agreement.

Woodstone Capital acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of TriOil and/or Yangarra from time to time and may have executed or may execute, transactions in those securities and may, in the ordinary course of its business, be expected to provide research reports or conduct future business dealings with TriOil and/or Yangarra. Woodstone Capital has previously and may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for TriOil and/or Yangarra.

QUALIFICATIONS OF WOODSTONE CAPITAL INC.

Woodstone Capital is an independent, full service investment dealer with corporate finance, investment research and retail brokerage operations located in Alberta and British Columbia. Its corporate finance division services the needs of emerging resource companies headquartered in Western Canada. Woodstone Capital and its principals have extensive experience in the securities industry and have participated in a significant number of transactions involving private and publicly traded oil and gas companies. Woodstone Capital is a participating organization of the Toronto Stock Exchange /(TSX Group) and the Montreal Stock Exchange, and is a member of the Investment Dealers Association of Canada and the Canadian Investor Protection Fund.

The opinions expressed herein are the opinions of Woodstone Capital as a firm. The form and content of the Fairness Opinion have been approved for release by senior professionals of Woodstone Capital. The principal individuals responsible for the preparation of this Fairness Opinion were Mr. Allen Emes, C.A., MBA, Vice-President Corporate Finance, and Mr. Robert Chenery P.Eng, MBA, consultant to Woodstone Capital, who combined have in excess of sixty (60) years experience in the evaluation and sale of assets in the Canadian oil and gas industry.

SCOPE OF REVIEW CONDUCTED BY WOODSTONE CAPITAL

Woodstone Capital is preparing this Fairness Opinion at the request of the Special Committee of the board of directors of TriOil in respect of the Agreement. In preparing this Fairness Opinion, Woodstone Capital has recently analyzed publicly available and confidential financial, operational and other information relating to TriOil, including information derived from discussions with the Board of Directors and management of TriOil. Except as expressly described herein, Woodstone Capital has not conducted any independent investigations to verify the accuracy and completeness of such information.

In carrying out this engagement and arriving at its Fairness Opinion, Woodstone Capital has reviewed and relied upon, among other things:

As Pertaining to TriOil

i. Final copy of the Amalgamation Agreement between Yangarra and TriOil dated August 30, 2005;
ii. The form of Lock-Up Agreement in respect of the Agreement;
iii. Public information relating to the business, operations, financial performance and stock trading history of TriOil;
iv. Certain non-public information regarding TriOil, its business and projects;
v. Discussions with senior management of TriOil with respect to, among other things, the past and future operations of TriOil, TriOil's competitive position in the market, and other issues deemed relevant;
vi. The audited financial statements of TriOil for the years ended December 31, 2003 and December 31, 2004;
vii. The unaudited financial statement of TriOil for the six month periods ended June 30, 2004 and June 30, 2005;
viii. Copies of press releases made during 2004 and 2005 to date;
ix. A summary of the balances of various categories of tax pools of TriOil as at December 31, 2004;
x. A schedule of issued and outstanding shares, options and warrants of TriOil as at June 30, 2005;

xi. A summary valuation of the oil and gas reserves and the present worth of future net cash flows of TriOil's properties prepared by Sproule Associates Limited prepared on April 29, 2005 and effective December 31, 2004 in accordance with standards contained in NI 51-101;

xii. A summary valuation of the oil and gas reserves and the present worth of future net cash flows of TriOil's properties prepared by Sproule Associates Limited prepared on June 29, 2005 and effective July 31, 2005 in accordance with standards contained in NI 51-101;

xiii. A valuation of the non-reserve oil and gas properties of TriOil prepared by Seaton Jordan & Associates Ltd. on August 2, 2005 and effective July 31, 2005;

xiv. Discussion of executive contracts & commitments.

As Pertaining to Yangarra

i. Final copy of the Amalgamation Agreement between Yangarra and TriOil dated August 30, 2005;

ii. Public information relating to the business, operations, financial performance and trading history of Yangarra;

iii. Certain non-public information regarding Yangarra, its business and projects;

iv. Discussions with senior management of Yangarra with respect to, among other things, the past and future operations of Yangarra, Yangarra's competitive position in the market, and other issues deemed relevant;

v. The Annual Report of Yangarra for the year ended December 31, 2004;

vi. The audited financial statements of Yangarra for the years ended December 31, 2003 and December 31, 2004;

vii. The unaudited financial statements of Yangarra for six month periods ended June 30, 2004 and June 30, 2005;

viii. Copies of press releases made during 2004 and 2005 to date;

ix. A schedule of the balances of various categories of tax pools of Yangarra as at December 31, 2004;

x. A schedule of issued and outstanding shares, options and warrants of Yangarra as at June 30, 2005;

xi. A summary valuation of the oil and gas reserves and the present worth of future net cash flows of Yangarra's properties as prepared by Sproule Associates Limited, prepared on March 10, 2005 and effective December 31, 2004 in accordance with standards contained in NI 51-101;

xii. A summary valuation of the oil and gas reserves and the present worth of future net cash flows of Yangarra's properties as prepared by Sproule Associates Limited, prepared on June 29, 2005 and effective July 31, 2005 in accordance with standards contained in NI 51-101;

xiii. A valuation of the non-reserve oil and gas properties of Yangarra prepared by Seaton Jordan & Associates Ltd. on July 29, 2005 and effective July 31, 2005;

xiv. Discussion of executive contracts & commitments.

ASSUMPTIONS AND LIMITATIONS

Woodstone Capital has assumed and relied upon, but has not independently verified, the accuracy, completeness and fair representation of all financial and other information, materials, representations, reports data, advice, opinions and discussions referred to above including all information obtained by it from public sources and this Fairness Opinion is conditional upon such accuracy and completeness. TriOil has represented to Woodstone Capital that, among other things, there are no facts not specifically disclosed which could reasonably be expected to materially affect the scope of review undertaken by Woodstone Capital in respect of its engagement which includes preparing this Fairness Opinion and that the information, data, advice, opinions and representations provided to Woodstone Capital are true, complete and correct in all material respects and do not contain any untrue material fact or omit to state any material fact and that since the date the relevant information was provided there has been no material change in TriOil and no material change has occurred in the information or any part therefore that would reasonably be expected to have an effect on the Fairness Opinion. Woodstone Capital's assumptions, the procedures adopted by Woodstone Capital and the conclusions and opinions reached by Woodstone Capital are dependent, in part, upon the accuracy, completeness and fairness of all such facts and information. TriOil has represented to Woodstone Capital that the information provided by or on behalf of TriOil is true and correct in all material respects and contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Subject to the exercise of professional judgment and except as expressly described herein, Woodstone Capital has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions, representations, forecasts and projections.

Similarly, Woodstone Capital has relied upon the representations from Yangarra to TriOil in the Agreement in rendering this Fairness Opinion, especially information contained in the unaudited financial statements including, but not limited to, total bank debt and working capital deficiency. Woodstone Capital has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions, representations, forecasts and projections.

Woodstone Capital believes that its analysis must be considered as a whole and that selecting portions of the analysis and of the factors considered, without considering all factors and analysis in connection with the preparation of the Fairness Opinion, could create a misleading view of the process underlying the Fairness Opinion. The preparation of the Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In its analyses and in connection with the preparation of this Fairness Opinion, Woodstone Capital has made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TriOil. While in the opinion of Woodstone Capital, the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

The Fairness Opinion is given as of the date hereof and Woodstone Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Woodstone Capital's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Woodstone Capital reserves the right to change, modify or withdraw the Fairness Opinion.

FAIRNESS CONSIDERATIONS

In assessing the fairness from a financial point of view of the consideration offered under the Amalgamation Agreement between Yangarra Resources Inc. and TriOil Ltd., Woodstone Capital reviewed and considered a number of quantitative and qualitative factors, including the following:

1. a comparison of the consideration to be received per the Agreement to the recent stock market trading prices of the TriOil Shares and the Yangarra shares;

2. a comparison of the consideration to be received per the Agreement to the range of values for the TriOil Shares based on various methodologies involving net asset values;

3. a comparison of the current financial position of both companies.

CONCLUSION AND FAIRNESS OPINION

Based upon its analysis and subject to all of the foregoing, Woodstone Capital is of the opinion that, as at September 30, 2005, the consideration offered under the Amalgamation Agreement is fair, from a financial point of view, to Shareholders.

This Fairness Opinion may be relied upon by the Special Committee, the Board of Directors and management of TriOil for the purpose of considering the Agreement and making a recommendation to the TriOil Shareholders with respect to the Agreement, but may not be used or relied upon by any other person without our express prior written consent. Woodstone Capital expressly consents to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

WOODSTONE CAPITAL INC.

"Al Emes"	*"Gina Holliday"*
Al Emes, C.A., M.B.A.	Gina Holliday, C.A.
Vice-President, Corporate Finance	CFO

THIS IS SCHEDULE C ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

YANGARRA FAIRNESS OPINION

RAYMOND JAMES™

September 30, 2005

Special Committee of the Board of Directors
Yangarra Resources Inc.
1530, 715 – 5th Ave SW
Calgary, Alberta
T2P 2X6

To the members of the Special Committee:

Raymond James Ltd. ("Raymond James", "we", "us" or "our") understands that Yangarra Resources Inc. ("Yangarra" or the "Company"), has entered into an agreement with TriOil Ltd. ("TriOil") to effect a business combination by way of an amalgamation (the "Transaction") and continue as one corporation to be known as "Amalco". Subject to the terms and conditions set forth in the amalgamation agreement (the "Agreement"), each Yangarra Shareholder shall receive 0.95 common shares in Amalco for each common share of Yangarra and each TriOil Shareholder shall receive 1.0 common share in Amalco for each common share in TriOil. All issued and outstanding TriOil Warrants, Options and Agent's Options will be exchanged on a one for one basis for Amalco Warrants, Options and Agent's Options, respectively, and issued and outstanding Yangarra Options shall be exchanged for 0.95 Amalco Options as per the Agreement.

The terms and conditions of the Transaction will be set forth in the joint management information circular of Yangarra and TriOil dated September 30, 2005 (the "Information Circular"), to be mailed to all Yangarra and TriOil Shareholders and all holders of options to purchase Yangarra and TriOil Shares, respectively ("Optionholders" and collectively with the Yangarra and TriOil Shareholders, "Securityholders"). The Transaction is subject to a number of terms and conditions that must either be satisfied or waived, including, among other things, the approval of the Transaction at the special meeting of Securityholders to be held on November 9, 2005. The resolution approving the Transaction must be approved by the shareholders of each of Yangarra and TriOil, respectively, by special resolution, passed at each of the separate special meetings of Yangarra and TriOil. The Transaction is also subject to the receipt of and approval of all required regulatory, governmental and third party approvals. Raymond James has assumed that all of the terms and conditions required to implement the Transaction will be satisfied, and that the Transaction will be completed as set forth in the Agreement and as described in the Information Circular substantially in the form approved by the Board of Directors of Yangarra (the "Board") without any variation in the terms or conditions.

All capitalized terms not otherwise defined herein shall have the meaning given to those terms in the Information Circular.

I. Engagement

The Board has formed a special committee of an independent director (the "Special Committee") to review and assess the Transaction. The Special Committee has retained Raymond James to provide and deliver to the Special Committee its opinion (the "Opinion") as to the fairness of the consideration, from a financial point of view, to be received by Shareholders upon the completion of the Transaction. Raymond James has not been asked to prepare, and has not prepared, a formal valuation of Yangarra or any of its respective securities or assets, and the Opinion should not be construed as such.

Raymond James was formally engaged by the Special Committee pursuant to an agreement dated August 8, 2005 (the "Engagement Agreement"). Pursuant to the Engagement Agreement, Yangarra has retained Raymond James to provide the Opinion. The terms of the Engagement Agreement provide that Raymond James will receive a fee for the services provided. In addition, Raymond James is to be reimbursed for reasonable out-of-pocket expenses and Raymond James and its directors, officers and employees are to be indemnified by Yangarra from and against certain liabilities which may be incurred in connection with the provision of its services.

The Opinion is provided to the Special Committee in an impartial and objective fashion to assist the Board in discharging its fiduciary obligations to Securityholders. Raymond James has received no instructions from Yangarra in connection with the conclusions reached in the Opinion. Raymond James consents to the inclusion of the Opinion in its entirety, together with a summary thereof, in a form acceptable to Raymond James, acting reasonably, in the Information Circular and to the filing thereof with the TSX Venture Exchange and the securities commission or similar regulatory authority in each province of Canada where such filing is required.

II. Credentials of Raymond James

Raymond James is a wholly-owned subsidiary of Raymond James Financial, Inc. ("Raymond James Financial"). Raymond James Financial is a publicly listed, diversified financial services company whose subsidiaries engage in investment and financial planning, securities and insurance brokerage, investment banking, asset management, banking and cash management and trust services. Raymond James is a Canadian full service investment dealer with investment banking and retail brokerage operations located across Canada. Its Capital Markets Group provides corporate finance services for, and the sales and trading of equity securities of, energy, industrial, technology, real estate and resource companies headquartered in Canada. Raymond James also provides investment research and trading services to financial institutions relating to investments. Raymond James is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Investment Dealers Association, the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly traded companies, income funds and royalty trusts.

The opinion expressed herein is the opinion of Raymond James, the form and content of which has been approved for release by a committee of directors and other professionals of Raymond James, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

III. Independence of Raymond James

None of Raymond James or its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of Yangarra or any of its associates or affiliates.

In the last two years, Raymond James has participated in three (3) equity financing involving Yangarra:

1. In December 2003, Raymond James led a flow through share financing, on a private placement basis, for Yangarra, raising $3.5 million at $1.00/flow through share;
2. In March 2004, Raymond James led a flow through share financing, on a private placement basis, for Yangarra, raising $3.625 million at $1.45/flow through share; and
3. In November 2004, Raymond James led a flow through share financing, on a private placement basis, for Yangarra, raising $5.0 million at $0.78/flow through share.

In addition, Raymond James entered into a $3.0 million bought deal financing agreement to be completed by way of a private placement at $1.90/share in May of 2004. The financing was subsequently cancelled due to reasons stated in a press release issued by Yangarra, dated June 15, 2004.

There are no understandings, agreements, or commitments between Raymond James and Yangarra or any of its associates or affiliates with respect to any future business dealings. Raymond James may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Yangarra or Amalco or any of their associates or affiliates. Raymond James does not believe that any of these relationships affects Raymond James' independence with respect to the Opinion.

Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such may have had positions in the securities of Yangarra and, from time to time, may have executed transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Raymond James conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Yangarra or for any of its associates or affiliates and other interested parties.

IV. Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

1. the Information Circular;
2. the Agreement;
3. audited consolidated financial statements of Yangarra for the fiscal years ended December 31, 2004 and 2003;
4. the unaudited interim consolidated financial statements of Yangarra for the three months ended March 31, 2005 and for the six months ended June 30, 2005;
5. The Evaluation of the Petroleum & Natural Gas Reserves of Yangarra Resources Inc., as of July 31, 2005, provided by Sproule Associates Inc. including proved and probable reserve estimates, a price forecast and before tax computations of cash flow;
6. the evaluation of non-reserve oil and gas properties, as at July 31, 2005, provided by Seaton – Jordan & Associates, for Yangarra Resources Inc. presenting Seaton - Jordans' evaluation of the fair value of all of Yangarra's non-reserve oil and gas properties as of that date;
7. audited consolidated financial statements of TriOil for the fiscal years ended December 31, 2004 and 2003, and for the initial five month period ended Dec. 31, 2002;
8. the unaudited interim consolidated financial statements of TriOil for the three months ended March 31, 2005 and for the six months ended June 30, 2005;
9. The Evaluation of the P&NG Reserves of TriOil Ltd. (as of July 31, 2005) provided by Sproule Associates Inc. including proved and probable reserve estimates, a price forecast and before tax computations of cash flow;
10. the evaluation of non-reserve oil and gas properties, as at July 31, 2005, provided by Seaton – Jordan & Associates for TriOil presenting Seaton - Jordans' evaluation of the fair value of all of TriOil's non-reserve oil and gas properties as of that date;
11. certain non-public financial information regarding Yangarra's current business operations;
12. discussion with members of Yangarra's senior management team relating to past and future operations, past and future challenges, Yangarra's current market position and future opportunities for growth;
13. discussion with members of Yangarra's senior management team with respect to, among other things, future capital expenditures and pro-forma cash flows;
14. discussions with legal counsel to the Special Committee with respect to various matters pertaining to the Transaction;
15. public information relating to the business operations, financial performance, stock trading history of publicly traded companies and trusts as considered by Raymond James to be relevant;
16. public information with respect to other transactions of a comparable nature considered by Raymond James to be relevant;
17. public information available on the Yangarra website;
18. such other information, analysis and discussions as we considered necessary or appropriate in the circumstances;
19. certain other confidential financial, operational, legal, corporate and other information prepared or provided by Yangarra management; and
20. officer's certificates of Yangarra stating, among other matters, that as of the date hereof, the financial conditions of Yangarra had not changed materially from that disclosed in the June 30, 2005 interim unaudited financial statements except as disclosed to Raymond James.

Raymond James has been granted full, unrestricted access by Yangarra to its senior management group and external counsel, and were, to the best of our knowledge, provided with all material information.

V. Fairness Considerations

Raymond James performed various analyses in connection with its provision of this Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

In considering the fairness, from a financial point of view, of the consideration to be received by the Yangarra Shareholders, among the methods we considered was the relative value contributed by each entity based on each company's net asset value on a before and after tax basis. We also reviewed various trading metrics of both companies including cash flow multiples and enterprise value to current production metrics. Finally, we created production and cash flow forecasts to review the relative contributions of both entities on a per share basis along with a projection of the net benefit to Yangarra shareholders of the amalgamation on a cash flow per share basis.

All of the above mentioned methods of analysis were taken into consideration in the determination of our conclusions regarding the fairness of the Transaction from a financial point of view.

VI. Assumptions and Limitations

We have relied upon without independent verification and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, contained in the Information Circular, provided to us by Yangarra or their advisors or consultants, or otherwise provided to us pursuant to our engagement. Our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions, representations, budgets, estimates or forecasts.

Senior management of Yangarra has represented to us, among other things, that the information, data, opinions and other materials (the "Information") provided to us by or on behalf of Yangarra was complete and correct at the date the Information was provided to us and that since the date the Information was provided to us, there has been no material change, financial or otherwise, in the position of Yangarra, or in its assets, liabilities (contingent or otherwise), business, operations or affairs which has not otherwise been disclosed to us, and there has been no change of any material fact which is of a nature so as to render the Information untrue or misleading in any material respect as of the date hereof.

In arriving at our Opinion, in addition to the facts and conclusions contained in the materials, information, documents, reports, representations and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Transaction, and we express no opinion on such procedures. With respect to all legal and tax matters relating to the Transaction and the implementation thereof, we have relied on advice of legal and tax counsel to Yangarra and express no view thereon. We have not considered the tax impact of the Transaction on Shareholders. As noted above, the Transaction is subject to a number of conditions outside the control of Yangarra. In rendering this Opinion we express no view as to the likelihood that the conditions respecting the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame indicated in the Information Circular.

This Opinion is rendered as of September 30, 2005 on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Yangarra as reflected in the information and documents reviewed by us and as represented to us in our discussions with management of Yangarra. The Opinion is given as of the date hereof and Raymond James disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Raymond James' attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Raymond James reserves the right to change, modify or withdraw the Opinion.

The Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of Raymond James.

Raymond James believes that its analysis must be considered as a whole and that selecting portions of the analysis of the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. We are not expressing an opinion as to the price at which the Amalco Shares will trade after completion of the Transaction. The Opinion is not to be construed as a recommendation to Securityholders as to whether to vote in favour of the Transaction.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this Opinion.

VII. Fairness Opinion

Based upon and subject to the forgoing, Raymond James is of the opinion that, as of September 30, 2005, the consideration to be received by the Yangarra Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Yangarra Shareholders.

Yours truly,

("signed")

RAYMOND JAMES LTD.

THIS IS SCHEDULE D ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AGREEMENT dated as of the 30th day of August, 2005.

AMONG:

TRIOIL LTD., a body corporate, incorporated under the laws of the Province of Alberta ("**TriOil**")

AND

YANGARRA RESOURCES INC., a body corporate, incorporated under the laws of the Province of Alberta ("**Yangarra**")

WHEREAS:

(a) TriOil and Yangarra wish to amalgamate and continue as one corporation to be known as "Yangarra Resources Inc." in accordance with the terms and conditions hereof;

(b) the Parties intend to carry out the transactions herein contemplated by way of Amalgamation under the provisions of the Act; and

(c) the Parties wish to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated by this Agreement.

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) **"Act"** means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(b) **"affiliate"** has the meaning ascribed thereto in the Act;

(c) **"Agreement"** means and refers to this Amalgamation Agreement and as the same may be amended, modified or supplemented at any time or from time to time;

(d) **"Amalco"** means the amalgamated corporation resulting from the amalgamation of TriOil and Yangarra, which will carry on business under the new name "Yangarra Resources Ltd.";

(e) **"Amalco Shares"** means the common shares in the capital of Amalco;

(f) **"Amalco Stock Option Plan"** means the existing stock option plan of Yangarra.

(g) **"Amalco TriOil Replacement Agent's Options"** means the 137,049 agent's options of Amalco to be issued pursuant to the Amalgamation in replacement for the 137,049 outstanding TriOil Agent's Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at a price of $0.65 per share until November 17, 2005;

(h) **"Amalco TriOil Replacement Options"** means the 1,795,000 stock options of Amalco to be issued pursuant to the Amalgamation in replacement for the 1,795,000 outstanding TriOil Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at prices ranging from $0.55 to $0.65 per share until expiry dates ranging from September 28, 2009 to November 16, 2009, in accordance with their terms;

(i) **"Amalco Warrants"** means the 1,191,662 warrants of Amalco issued in exchange for the TriOil Warrants, each of which will entitle the holder to purchase one Amalco Share for $0.90 per share until March 4, 2006;

(j) **"Amalco Yangarra Replacement Options"** means the 2,610,600 stock options of Amalco to be issued pursuant to the Amalgamation in replacement for the 2,748,000 outstanding Yangarra Options, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one Amalco Share at prices ranging from $0.21 to $1.05 per share until expiry dates ranging from August 18, 2007 to February 22, 2010, in accordance with their terms;

(k) **"Amalgamation"** means an amalgamation under the provisions of the Act, on the terms and conditions set forth in this Agreement;

(l) **"Applicable Securities Laws"** means the "securities legislation" and the "securities directions" (as defined in National Instrument 14-101) of the Provinces of British Columbia, Alberta and Ontario;

(m) **"Articles of Amalgamation"** means the articles of amalgamation set forth in Exhibit A together with such other changes or amendments thereto as are permitted hereby or otherwise agreed to by TriOil and Yangarra;

(n) **"Assessment"** has the meaning ascribed thereto in Section 6.1(a)(viii);

(o) **"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(p) **"Certificate"** means a certificate of amalgamation in respect of Amalco issued by the Registrar pursuant to the Act;

(q) **"Closing Time"** means 2:00 p.m. (Calgary time) on the date of the Meetings unless otherwise agreed by TriOil and Yangarra;

(r) **"Confidentiality Agreement"** means the confidentiality agreement between TriOil and Yangarra dated July 7, 2005 in respect of information relating to each other;

(s) **"Court"** means the Court of Queen's Bench of Alberta;

(t) **"Depositary"** means CIBC Mellon Trust Company, or such other trust company as may be appointed by TriOil and Yangarra;

(u) **"Dissenting Shareholders"** means the Yangarra Shareholders or the TriOil Shareholders, as the case may be, who exercise the rights of dissent available to such holders in respect of the special resolution to be placed before the Yangarra Shareholders and the TriOil Shareholders at the Yangarra Meeting and the TriOil Meeting, respectively, to approve the Amalgamation;

(v) **"Effective Date"** means the effective date of the Amalgamation as set forth in the Certificate;

(w) **"Exchange"** means the TSX Venture Exchange Inc.;

(x) **"Information Circular"** means the joint management proxy circular of Yangarra and TriOil relating to the Meetings to be forwarded by Yangarra to the Yangarra Shareholders and by TriOil to the TriOil Shareholders in connection with the transactions contemplated in this Agreement;

(y) **"Material Adverse Change"** or **"Material Adverse Effect"** means, when used in connection with a Party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights or liabilities, whether contractual or otherwise, of Yangarra or TriOil, as the case may be, which is materially adverse to the business, operations or financial condition of Yangarra or TriOil, as the case may be, taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by Yangarra or TriOil, as the case may be, to the other prior to the date hereof; (ii) resulting from conditions affecting the oil and gas industry as a whole; or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States and elsewhere;

(z) **"Meetings"** means, collectively, the TriOil Meeting and the Yangarra Meeting;

(aa) **"Parties"** means the parties to this Agreement and **"Party"** means any one of them;

(bb) **"Permitted Encumbrances"** has the meaning ascribed thereto in Section 7.2(n) hereof;

(cc) **"Public Record"** means all documents and information filed by or on behalf of a party with the Securities Commissions and the Exchange, including without limitation, the Financial Statements, in compliance, or intended compliance, with any Applicable Securities Laws;

(dd) **"Registrar"** means the Registrar appointed pursuant to Section 263 of the Act;

(ee) **"Securities Commissions"** means the Alberta Securities Commission, British Columbia Securities Commission and the Ontario Securities Commission;

(ff) **"subsidiary"** has the meaning ascribed thereto in the Act;

(gg) **"TriOil Acquisition Proposal"** has the meaning ascribed thereto in Section 6.4(b)(i);

(hh) **"TriOil Agent's Options"** means the 137,049 outstanding agent's options of TriOil, as adjusted for any exercise after the date hereof, if any, each entitling the holder to acquire one TriOil Share at a price of $0.65 per share until November 17, 2005;

(ii) **"TriOil Fairness Opinion"** means the opinion of Woodstone Capital Inc., the financial advisor to TriOil and the TriOil Special Committee, that the consideration offered under the

Amalgamation and the share exchange ratio is fair, from a financial point of view, to the TriOil Shareholders;

(jj) **"TriOil Financial Statements"** means the audited financial statements of TriOil as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the report of the auditors thereon and the unaudited financial statements of TriOil as at and for the six months ended June 30, 2005;

(kk) **"TriOil Information"** means the information provided by TriOil and included in the Information Circular;

(ll) **"TriOil Lock-Up Agreements"** means agreements in the form attached to this Agreement as Exhibit C between Yangarra and the TriOil Lock-Up Shareholders;

(mm) **"TriOil Lock-Up Shareholders"** means those TriOil Shareholders and holders of TriOil Options and TriOil Warrants that have entered into TriOil Lock-Up Agreements with Yangarra;

(nn) **"TriOil Meeting"** means the special meeting of TriOil Shareholders convened to consider and, if deemed advisable, approve the Amalgamation;

(oo) **"TriOil Options"** means the 1,795,000 outstanding stock options of TriOil, as adjusted for any exercise after the date hereof, if any, each entitling the holder to purchase one TriOil Share at prices ranging from $0.55 to $0.65 per share until expiry dates ranging from September 28, 2009 to November 16, 2009, in accordance with their terms;

(pp) **"TriOil Shareholders"** means holders of TriOil Shares;

(qq) **"TriOil Shares"** means the common shares in the capital of TriOil;

(rr) **"TriOil Special Committee"** means the special committee of the Board of Directors of TriOil formed to, among other things, consider and recommend to TriOil's Board of Directors, the terms of the Amalgamation, consisting of Robert M. Libin;

(ss) **"TriOil Superior Proposal"** has the meaning ascribed thereto in Section 6.4(b)(A) hereto;

(tt) **"TriOil Termination Fee"** has the meaning ascribed thereto in Section 9.3 hereof;

(uu) **"TriOil Warrants"** means the 1,191,662 previously issued share purchase warrants of TriOil, each of which entitles the holder to purchase one TriOil Share at an exercise price of $0.50 per share until March 4, 2006;

(vv) **"Yangarra Acquisition Proposal"** has the meaning ascribed thereto in Section 6.2(b)(i);

(ww) **"Yangarra Fairness Opinion"** means the opinion of Raymond James Ltd., the financial advisor to Yangarra and the Yangarra Special Committee, that the consideration offered under the Amalgamation and the share exchange ratio is fair, from a financial point of view, to the Yangarra Shareholders;

(xx) **"Yangarra Financial Statements"** means the audited financial statements of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the report of the auditors thereon and the unaudited financial statements of Yangarra as at and for the six months ended June 30, 2005;

(yy) **"Yangarra Information"** means the information provided by Yangarra and included in the Information Circular;

(zz) **"Yangarra Lock-Up Agreements"** means agreements in the form attached to this Agreement as Exhibit B between TriOil and the Yangarra Lock-Up Shareholders;

(aaa) **"Yangarra Lock-Up Shareholders"** means those Yangarra Shareholders and holders of Yangarra Options that have entered into Yangarra Lock-Up Agreements with TriOil;

(bbb) **"Yangarra Meeting"** means the special meeting of Yangarra Shareholders convened to consider and, if deemed advisable, approve the Amalgamation;

(ccc) **"Yangarra Options"** means the 2,748,000 outstanding stock options of Yangarra, as adjusted for any exercise after the date hereof, if any, each entitling the holder to purchase one Yangarra Share at prices ranging from $0.20 to $1.00 per share until expiry dates ranging from August 18, 2007 to February 22, 2010, in accordance with their terms;

(ddd) **"Yangarra Shareholders"** means holders of issued and outstanding Yangarra Shares;

(eee) **"Yangarra Shares"** means the common shares in the capital of Yangarra;

(fff) **"Yangarra Special Committee"** means the special committee of the Board of Directors of Yangarra formed to, among other things, consider and recommend to Yangarra's Board of Directors, the terms of the Amalgamation consisting of Gordon A. Bowerman;

(ggg) **"Yangarra Superior Proposal"** has the meaning ascribed thereto in Section 6.2(b)(A) hereto; and

(hhh) **"Yangarra Termination Fee"** has the meaning ascribed thereto in Section 9.1 hereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereby" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender and Entities

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which an action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action may be taken on the next succeeding day that is a Business Day in such place.

1.5 Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money that are referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.7 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of TriOil, include disclosure to TriOil or its representatives, or in the case of Yangarra, include disclosure to Yangarra or its representatives.

1.8 Rounding

In performing the various mathematical calculations required to be performed hereunder all numbers shall be rounded to the nearest five decimal places.

1.9 Exhibits

The following exhibits annexed to this Agreement are incorporated by reference into this Agreement and form a part hereof:

Exhibit A	-	Articles of Amalgamation
Exhibit B	-	Form of Yangarra Lock-Up Agreement
Exhibit C	-	Form of TriOil Lock-Up Agreement

ARTICLE 2
AMALGAMATION

2.1 Agreement to Amalgamate.

TriOil and Yangarra hereby agree to amalgamate pursuant to the provisions of the Act and to continue as one corporation on the terms and conditions set forth in this Agreement.

2.2 Amalgamation

At or before the Closing Time, subject to the terms and conditions of this Agreement, Yangarra and TriOil shall take all steps required to complete the Amalgamation and, without limitation, use all reasonable efforts to apply for and to obtain the approval of their respective shareholders and all other consents, orders or approvals as counsel may advise are necessary or desirable for the implementation of the Amalgamation and the filing of the Articles of Amalgamation pursuant to the Act.

2.3 Effect of Amalgamation.

On the Effective Date, subject to the Act and the specific terms and provisions of this Agreement:

(a) the amalgamation of TriOil and Yangarra and their continuance as one corporation, Amalco, under the terms and conditions prescribed in this Agreement shall be effective;

(b) the property of each of TriOil and Yangarra shall continue to be the property of Amalco;

(c) Amalco shall continue to be liable for the obligations of each of TriOil and Yangarra;

(d) any existing cause of action, claim or liability to prosecution with respect to either or both of TriOil or Yangarra shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against TriOil or Yangarra may be continued to be prosecuted by or against Amalco; and

(f) any conviction against, or ruling, order or judgment in favour of or against, TriOil or Yangarra may be enforced by or against Amalco.

ARTICLE 3
AMALCO

3.1 Certain provisions applicable to Amalco:

(a) The name of Amalco shall be "Yangarra Resources Ltd.", subject to regulatory approval;

(b) The registered office of Amalco shall be located at Suite 3100, Home Oil Tower, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2;

(c) Amalco shall be authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation;

(d) The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be fifteen (15);

(e) There shall be no restrictions on the right to transfer any shares of Amalco as set forth in the Articles of Amalgamation; and

(f) There shall be no restriction on the business that Amalco may carry on.

3.2 Amalco Directors

(a) The first directors of Amalco, all of whom are resident Canadians, shall be the persons whose names and addresses appear below:

Name	Address
Gordon A. Bowerman	211 Heritage Place Calgary, AB T3Z 3P3
James G. Evaskevich	10 Patina Lane S.W. Calgary, AB T3H 3N4

Name	Address
Joseph M. Dutton	3033 Roxboro Glen Road SW Calgary, AB T2S 1T9
Robert D. Weir	87 Woodbrook Road SW Calgary, AB T2W 4M5
Douglas M. Stuve	17 Hidden Creek Park N.W. Calgary, AB T3A 6C5

(b) The first directors of Amalco shall hold office until the first annual meeting of the shareholders of Amalco or until their successors are duly elected or appointed. The subsequent directors shall be elected each year thereafter as provided for in the Act, in the Articles of Amalgamation and in the by-laws of Amalco.

3.3 Certificates.

On the Effective Date:

(a) upon surrender to the Depositary of the certificates representing the issued and outstanding TriOil Shares held by TriOil Shareholders, other than Dissenting Shareholders, together with the letter of transmittal in the form accompanying the Information Circular, the registered holders of TriOil Shares shall be entitled to receive one (1) Amalco Share for every one TriOil Shares, as set forth in Article 5 of this Agreement;

(b) upon surrender to the Depositary of the certificates representing the issued and outstanding Yangarra Shares held by Yangarra Shareholders, other than Dissenting Shareholders, together with the letter of transmittal in the form accompanying the Information Circular, the registered holders of Yangarra Shares shall be entitled to receive 0.95 Amalco Shares for every one Yangarra Share, as set forth in Article 5 of this Agreement; and

(c) the share certificates evidencing TriOil Shares and Yangarra Shares shall cease to represent any claim upon or interest in TriOil or Yangarra or Amalco other than the right of the holder to receive Amalco Shares pursuant to the terms hereof and the Amalgamation in accordance with Article 5 hereof (or in the case of Dissenting Shareholders, the right to receive cash).

3.4 First Auditors

The first auditors of Amalco shall be Meyers Norris Penny LLP, Chartered Accountants, Calgary, Alberta, who shall hold office until the first annual meeting of Amalco following the Amalgamation or until their successors are elected or appointed.

3.5 By-laws

The by-laws of Amalco shall be the by-laws of Yangarra until repealed, amended or altered.

3.6 Stock Option Plan

The stock option plan of Amalco shall be the Amalco Stock Option Plan, which is the current stock option plan of Yangarra.

3.7 Warrant Certificates

In accordance with the terms of the TriOil Warrants, the holders of the TriOil Warrants shall receive in exchange for their TriOil Warrants certificates evidencing one Amalco Warrant for each TriOil Warrant tendered for exchange.

3.8 Stock Options

In accordance with the terms of the TriOil Options and the Yangarra Options, the holders of the TriOil Options that are continuing with Amalco shall receive in exchange for their TriOil Option agreements, new agreements evidencing one Amalco TriOil Replacement Option for each TriOil Option held, and the holders of the Yangarra Options that are continuing with Amalco shall receive in exchange for their Yangarra Options, new agreements evidencing 0.95 Amalco Yangarra Replacement Options for each Yangarra Option held. Notwithstanding that holders of TriOil Options and Yangarra Options who will not be continuing with Amalco will not receive new agreements, said optionholders shall be entitled to purchase the number of Amalco Shares at the price and for the period of time following the Amalgamation as is determined by the agreements governing the terms of the TriOil Options and the Yangarra Options, respectively.

3.9 Agent's Options

In accordance with the terms of the TriOil Agent's Options, the holders of the TriOil Agent's Options shall receive in exchange for their TriOil Agent's Option agreements, new agreements evidencing one Amalco TriOil Replacement Agent's Option for each TriOil Agent's Option held.

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1 Articles of Amalgamation

TriOil and Yangarra hereby agree that the Articles of Amalgamation set for as Exhibit A hereto shall be the Articles of Amalgamation for Amalco.

4.2 Joint Filing

Subject to the provisions hereof, TriOil and Yangarra will jointly file, with the Registrar, the Articles of Amalgamation of Amalco and such other documents as may be required by the Act to give effect to the Amalgamation as contemplated herein as soon as practicable and in any event on or prior to October 31, 2005, or such other date as may be agreed to by TriOil and Yangarra.

ARTICLE 5
EFFECT OF THE AMALGAMATION

5.1 Conversion, issuance and cancellation of securities

Subject to Section 5.2 hereof, on the Effective Date:

(a) each Yangarra Shareholder, other than Dissenting Shareholders and other than TriOil, shall receive 0.95 Amalco Share for each one Yangarra Share held by such Yangarra Shareholder provided, however, that no fractional shares shall be issued in this connection; rather, any Yangarra Shareholder entitled to receive 0.50 or greater of an Amalco Share shall receive one Amalco Share, while any Yangarra Shareholder entitled to receive less than 0.50 of an Amalco Share shall forfeit such interest and receive no compensation in lieu thereof; and the Yangarra Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities;

(b) each TriOil Shareholder, other than Dissenting Shareholders and other than Yangarra, shall receive one Amalco Share for each one TriOil Shares held by such TriOil Shareholder provided, however, that no fractional shares shall be issued in this connection; rather, any TriOil Shareholder entitled to receive 0.50 or greater of an Amalco Share shall receive one Amalco Share, while any TriOil Shareholder entitled to receive less than 0.50 of an Amalco Share shall forfeit such interest and receive no compensation in lieu thereof; and the TriOil Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities; and

(c) notwithstanding the provisions of this Article 5, all TriOil Shares and Yangarra Shares held by or on behalf of TriOil or Yangarra immediately prior to the Closing Time on the Effective Date and pursuant to the Amalgamation shall be cancelled without reimbursement to TriOil or Yangarra for the capital represented by such TriOil Shares or Yangarra Shares.

5.2 Share Certificates

On the Effective Date:

(a) the registers of transfer for the TriOil Shares and Yangarra Shares shall be closed; and

(b) subject to Section 5.1, the registered holders of TriOil Shares and Yangarra Shares shall cease to be holders of TriOil Shares and Yangarra Shares, respectively.

5.3 Stated Capital

The aggregate stated capital of Amalco shall be an amount equal to the aggregate paid up capital for purposes of the *Income Tax Act* (Canada) of TriOil and Yangarra immediately prior to such time, and such stated capital shall be allocated on an equal basis to each Amalco Share issued on the Amalgamation, or as otherwise determined by the directors of Amalco.

ARTICLE 6
COVENANTS

6.1 Covenants of Yangarra

(a) Yangarra covenants and agrees that from the date hereof until the Effective Date, except with the prior written consent of TriOil (which in the case of Sections 6.1(a)(iii) (A), (B), (E), (F) and (G), after consultation with TriOil shall not be unreasonably withheld) and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(i) Yangarra's business shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property and shall conduct its business in accordance with previously approved capital budgets) and Yangarra shall use all commercially reasonable efforts to maintain and preserve its business organization, goodwill, assets, employees and advantageous business relationships and Yangarra shall keep TriOil apprised of all material developments relating thereto;

(ii) Yangarra shall not directly or indirectly do or permit to occur any of the following:

(A) alter or amend its constating documents as the same exist at the date of this Agreement;

(B) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person;

(C) issue (other than the issuance of Yangarra Shares upon the exercise of currently outstanding Yangarra Options), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Yangarra, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Yangarra;

(D) redeem, purchase or otherwise acquire any of its outstanding shares or other securities;

(E) subdivide, consolidate or reclassify any of its shares;

(F) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Yangarra;

(G) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

(H) reorganize, amalgamate, merge or otherwise continue Yangarra with any other person, corporation, partnership or other business organization whatsoever;

(iii) Yangarra shall not, directly or indirectly, do any of the following (other than pursuant to commitments entered into prior to the date of this Agreement as disclosed to TriOil in writing prior to the date hereof or as reflected or reserved against in the Yangarra Financial Statements):

(A) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or any part of its assets, except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $1,700,000 in the aggregate;

(B) expend or commit to expend more than $100,000 individually or $1,700,000 in the aggregate with respect to any capital or operating expense or expenses;

(C) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or purchase of any property or assets of any other individual or entity, in each case having a value in excess of $1,000,000;

(D) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event not in excess of $100,000 individually or $1,700,000 in the aggregate;

(E) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than payment of amounts reflected or reserved against in the Yangarra Financial Statements;

(F) enter into any agreements for the sale of production having a term of more than 30 days or any hedges, swaps or other financial instruments or like transactions; or

(G) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(iv) except as is necessary to comply with the law or the existing provisions of any existing or proposed employment agreements or plans, programs, arrangements or other agreements in each case as disclosed to TriOil, Yangarra shall not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants;

(v) Yangarra shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(vi) Yangarra shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Amalgamation;

(vii) Yangarra shall promptly notify TriOil in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Yangarra, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Yangarra or of any change in any representation or warranty provided by Yangarra in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Yangarra shall in good faith discuss with TriOil any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Yangarra threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to TriOil pursuant to this provision;

(viii) Yangarra will within two Business Days of Yangarra receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "**Assessment**"), deliver to TriOil a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Yangarra on the assumption that such Assessment is valid and binding; and

(ix) Yangarra will use its reasonable commercial efforts to obtain any necessary third party consents in writing, including the written consent of its lenders (if required) to the transactions contemplated hereby and provide the same to TriOil prior to mailing of the Information Circular.

(b) Yangarra shall:

(i) use its reasonable commercial efforts to fulfill or cause fulfillment of the conditions set forth in Sections 8.1 and 8.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Yangarra;

(ii) subject to Section 6.1(c), convene the Yangarra Meeting and distribute copies of this Agreement to Yangarra Shareholders (or a written summary thereof prepared by Yangarra in form and substance acceptable to TriOil, acting reasonably);

(iii) subject to Section 6.1(c), mail to the Yangarra Shareholders the Information Circular and other documentation required in connection with the Yangarra Meeting as soon as practicable and in any event on or before September 30, 2005 (or such other date that Yangarra and TriOil may agree to) and convene the Yangarra Meeting for the purpose of approving the Amalgamation as soon as practicable and in any event on or before October 31, 2005 (or such other date that Yangarra and TriOil may agree to);

(iv) solicit proxies to be voted at the Yangarra Meeting in favour of the Amalgamation;

(v) provide notice to TriOil of the Yangarra Meeting and allow TriOil's representatives to attend such meeting unless such attendance is prohibited by rules governing the meeting; and

(vi) conduct the Yangarra Meeting in accordance with the by-laws of Yangarra and any instrument governing such meeting, as applicable, and as otherwise required by law.

(c) Subject to compliance by TriOil with Section 6.3(h), and the receipt by Yangarra and the Yangarra Special Committee of the Yangarra Fairness Opinion, Yangarra will prepare, file and distribute to Yangarra Shareholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements and, without limiting the generality of the foregoing, Yangarra will ensure that the Information Circular provides Yangarra Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and the Information Circular shall include, disclosure of the determination of the board of directors of Yangarra that the Amalgamation is fair to the Yangarra Shareholders, is in the best interests of Yangarra and the Yangarra Shareholders, and include the recommendation of the board of directors of Yangarra that the Yangarra Shareholders vote in favour of the Amalgamation. Notwithstanding the representation in Section 7.2(v) or the covenant of Yangarra in this section, prior to the completion of the Amalgamation, the board of directors of Yangarra may withdraw, modify or change the recommendation regarding the Amalgamation if, in the opinion of such board of directors, acting reasonably, having received the advice of its outside legal counsel to such effect which is reflected in minutes of the meeting of the board of directors of Yangarra (a copy of which shall be provided to TriOil), such withdrawal, modification or change is recommended to act in a manner consistent with the statutory or fiduciary duties of the Yangarra Special Committee and the board of directors of Yangarra and provided Yangarra shall have complied with the provisions of Section 9.2 and paid the Yangarra Termination Fee to TriOil in the circumstances where such fee is payable.

(d) Except for proxies and other non-substantive communications with securityholders, Yangarra will furnish promptly to TriOil or TriOil's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Yangarra in connection with: (i) the Amalgamation; (ii) the Yangarra Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby.

(e) Yangarra will make all necessary filings and applications under Canadian federal and provincial and United States laws and regulations required to be made on the part of Yangarra in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such laws and regulations.

(f) Yangarra will use all commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitutes a condition of closing under Section 8.3(d), are true and correct on and as of the Closing Time as if made at such time.

(g) Yangarra shall promptly advise TriOil of the number of Yangarra Shares for which Yangarra receives notices of dissent or written objections to the Amalgamation and provide TriOil with copies of such notices and written objections.

(h) Yangarra will provide TriOil with all relevant information relating to Yangarra and its business and property and the Yangarra Shares and Yangarra Options for inclusion in the Information Circular to enable TriOil to meet the standard referred to in Section 6.3(c) in respect of Yangarra and the Yangarra Shares.

6.2 Covenants of Yangarra - Other Transactions

(a) Yangarra shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any Yangarra Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with Yangarra relating to an Yangarra Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Yangarra shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Yangarra or any financial advisor, expert or other person acting on its behalf to:

(i) **SOLICIT, INITIATE OR ENCOURAGE (INCLUDING, WITHOUT LIMITATION, BY WAY OF FURNISHING INFORMATION OR ENTERING INTO ANY FORM OF AGREEMENT, ARRANGEMENT OR UNDERSTANDING) ANY INQUIRY OR THE MAKING OF ANY PROPOSAL TO YANGARRA OR ITS SHAREHOLDERS FROM ANY PERSON WHICH CONSTITUTES, OR MAY REASONABLY BE EXPECTED TO LEAD TO (IN EITHER CASE WHETHER IN ONE TRANSACTION OR A SERIES OF TRANSACTIONS): (A) AN ACQUISITION OF ANY OF THE OUTSTANDING VOTING SHARES OF YANGARRA; (B) ANY ACQUISITION OF 25% OR MORE OF THE ASSETS OF YANGARRA; (C) AN AMALGAMATION, ARRANGEMENT, MERGER, OR CONSOLIDATION OF YANGARRA; OR (D) ANY TAKE-OVER BID, ISSUER BID, EXCHANGE OFFER, RECAPITALIZATION, LIQUIDATION, DISSOLUTION, REORGANIZATION INTO A ROYALTY TRUST OR INCOME FUND OR SIMILAR TRANSACTION INVOLVING YANGARRA OR ANY OTHER TRANSACTION, THE CONSUMMATION OF WHICH WOULD OR COULD REASONABLY BE EXPECTED TO IMPEDE, INTERFERE WITH, PREVENT OR DELAY THE AMALGAMATION OR WHICH WOULD OR COULD REASONABLY BE EXPECTED TO MATERIALLY REDUCE THE BENEFITS OF THE AMALGAMATION TO TRIOIL (ANY SUCH INQUIRY OR PROPOSAL IN RESPECT OF ANY OF THE FOREGOING BEING AN "Yangarra Acquisition Proposal");**

(ii) enter into or participate in any discussions or negotiations regarding an Yangarra Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Yangarra or an Yangarra Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Yangarra under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Yangarra (and its directors, officers, employees and advisors) may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Yangarra or any of the officers, directors or employees of Yangarra or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party with information concerning Yangarra and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Yangarra Acquisition Proposal in respect of which the Yangarra Special Committee has determined in good faith: (x) that funds or other consideration necessary for the Yangarra Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) that such Yangarra Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for Yangarra Shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel to such effect which is reflected in minutes of the meeting of the Yangarra Special Committee (a copy of which shall be provided to TriOil), that the taking of such action is recommended for the board of directors of Yangarra to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (an "**Yangarra Superior Proposal**"); and

(B) prior to furnishing such information to or entering into discussions or negotiations with such third party, Yangarra provides prompt notice to TriOil to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to TriOil, copies of all information provided to such third party are provided to TriOil concurrently with the provision of such information to such third party. Yangarra shall immediately notify TriOil orally and in writing of any inquiries, offers or proposals with respect to any Yangarra Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to TriOil, copies of all information provided to such person and all other information reasonably requested by TriOil), shall keep TriOil informed of the status and details of any such inquiry, offer or proposal and answer TriOil's questions with respect thereto.

(c) Yangarra shall give TriOil 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to an Yangarra Superior Proposal and shall confirm the determination of the Yangarra Special Committee that the Yangarra Acquisition Proposal is an Yangarra Superior Proposal. For a period of 72 hours from the time that Yangarra provides notice of such Yangarra Superior Proposal to TriOil and any amendment thereto, together with the foregoing confirmation in respect of the Yangarra Special Committee's determination, the board of directors of Yangarra and Yangarra agree not to accept, recommend or approve or enter into any agreement (an "**Yangarra Proposed Agreement**") to implement such an Yangarra

Superior Proposal or release the party from making the Yangarra Superior Proposal from any standstill provisions. In addition, in respect of any Yangarra Superior Proposal, Yangarra shall and shall cause its financial and legal advisors to negotiate in good faith with TriOil to make such adjustments in the terms and conditions of this Agreement and the terms of the Amalgamation as would be required for the Amalgamation to offer value equal or superior to the Yangarra Superior Proposal. In the event that TriOil offers to amend this Agreement and the terms of the Amalgamation to provide equal or superior value to that provided under the Yangarra Superior Proposal within a period of 72 hours from the time that TriOil receives notice of the Yangarra Superior Proposal and a copy of the Yangarra Proposed Agreement (and any amendments thereto), Yangarra shall not enter into any Yangarra Proposed Agreement regarding the Yangarra Superior Proposal or any amendment thereof.

(d) Yangarra shall ensure that its officers, directors, employees, financial advisors, experts and other representatives or agents are aware of the provisions of this Section 6.2 and Yangarra shall be responsible for any breach of this Section 6.2 by such persons.

(e) TriOil agrees that all information provided to TriOil pursuant to Section 6.2(b)(B) hereof shall be treated as if it were "Confidential Information", as that term is defined in the Confidentiality Agreement and shall not be disclosed, except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

6.3 Covenants of TriOil

(a) TriOil covenants and agrees that from the date hereof until the Effective Date, except with the prior written consent of Yangarra (which in the case of Sections 6.3(a)(iii) (A), (B), (E), (F) and (G), after consultation with Yangarra shall not be unreasonably withheld) and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(i) TriOil's business shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property and shall conduct its business in accordance with previously approved capital budgets) and TriOil shall use all commercially reasonable efforts to maintain and preserve its business organization, goodwill, assets, employees and advantageous business relationships and TriOil shall keep Yangarra apprised of all material developments relating thereto;

(ii) TriOil shall not directly or indirectly do or permit to occur any of the following:

(A) alter or amend its constating documents as the same exist at the date of this Agreement;

(B) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person;

(C) issue (other than the issuance of TriOil Shares upon the exercise of the currently outstanding TriOil Options, TriOil Agent's Options or TriOil Warrants) grant, sell or pledge or agree to issue, grant, sell or pledge any shares of TriOil, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of TriOil;

(D) redeem, purchase or otherwise acquire any of its outstanding shares or other securities;

(E) subdivide, consolidate or reclassify any of its shares;

(F) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of TriOil;

(G) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

(H) reorganize, amalgamate, merge or otherwise continue TriOil with any other person, corporation, partnership or other business organization whatsoever;

(iii) **TRIOIL SHALL NOT, DIRECTLY OR INDIRECTLY, DO ANY OF THE FOLLOWING (OTHER THAN PURSUANT TO COMMITMENTS ENTERED INTO PRIOR TO THE DATE OF THIS AGREEMENT AS DISCLOSED TO YANGARRA IN WRITING OR AS REFLECTED OR RESERVED AGAINST IN THE TRIOIL FINANCIAL STATEMENTS) :**

(A) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or any part of its assets, except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $1,000,000 in the aggregate;

(B) expend or commit to expend more than $100,000 individually or $1,700,000 in the aggregate with respect to any capital or operating expense or expenses;

(C) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or purchase of any property or assets of any other individual or entity, in each case having a value in excess of $1,000,000;

(D) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event, not in excess of $100,000 individually or $1,700,000 in the aggregate;

(E) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than payment of amounts reflected or reserved against in the TriOil Financial Statements;

(F) enter into any agreements for the sale of production having a term of more than 30 days or any hedges, swaps or other financial instruments or like transactions; or

(G) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(iv) except as is necessary to comply with the law or existing provisions of any existing or proposed employment agreements or plans, programs, arrangements or other agreements in each case as disclosed to Yangarra, TriOil shall not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants;

(v) TriOil shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(vi) TriOil shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Amalgamation;

(vii) TriOil shall promptly notify Yangarra in writing of any material change (actual, anticipated, contemplated or, to the knowledge of TriOil threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of TriOil or of any change in any representation or warranty provided by TriOil in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and TriOil shall in good faith discuss with Yangarra any change in circumstances (actual, anticipated, contemplated, or to the knowledge of TriOil threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Yangarra pursuant to this provision;

(viii) TriOil will, within two Business Days of TriOil receiving any Assessment, deliver to Yangarra a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of TriOil, on the assumption that such Assessment is valid and binding; and

(ix) TriOil will use its reasonable commercial efforts to obtain any necessary third party consents in writing, including the written consent of its lenders (if required) to the transactions contemplated hereby and provide the same to Yangarra prior to mailing of the Information Circular.

(b) TriOil shall:

(i) use its reasonable commercial efforts to fulfill or cause fulfillment of the conditions set forth in Sections 8.1 and 8.2 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of TriOil;

(ii) subject to Section 6.3(c), convene the TriOil Meeting and distribute copies of this Agreement to TriOil Shareholders (or a written summary thereof prepared by TriOil in form and substance acceptable to Yangarra, acting reasonably);

(iii) subject to Section 6.3(c), mail to the TriOil Shareholders the Information Circular and other documentation required in connection with the TriOil Meeting as soon as practicable and in any event on or before September 30, 2005 (or such other date that TriOil and Yangarra may agree to) and convene the TriOil Meeting for the purpose of approving the Amalgamation as soon as practicable and in any event on or before October 31, 2005 (or such other date that TriOil and Yangarra may agree to);

(iv) solicit proxies to be voted at the TriOil Meeting in favour of the Amalgamation;

(v) provide notice to Yangarra of the TriOil Meeting and allow Yangarra's representatives to attend such meeting unless such attendance is prohibited by rules governing the meeting; and

(vi) conduct the TriOil Meeting in accordance with the by-laws of TriOil and any instrument governing such meeting, as applicable, and as otherwise required by law.

(c) Subject to compliance by Yangarra with Section 6.1(h) and the receipt by TriOil and the TriOil Special Committee of the TriOil Fairness Opinion, TriOil will prepare, file and distribute to TriOil Shareholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements and, without limiting the generality of the foregoing, TriOil will ensure that the Information Circular provides TriOil Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall include disclosure of the determination of the board of directors of TriOil that the Amalgamation is fair to the TriOil Shareholders, is in the best interests of TriOil and the TriOil Shareholders, and include the recommendation of the board of directors of TriOil that the TriOil Shareholders vote in favour of the Amalgamation. Notwithstanding the representation in Section 7.3(v) or the covenants in this section, prior to the completion of the Amalgamation, the board of directors of TriOil may withdraw, modify or change the recommendation regarding the Amalgamation if in the opinion of such board of directors, acting reasonably, having received the advice of its outside legal counsel to such effect which is reflected in minutes of the meeting of the board of directors of TriOil (a copy of which shall be provided to Yangarra), such withdrawal, modification or change is recommended to act in a manner consistent with statutory or fiduciary duties of the TriOil Special Committee and the board of directors of TriOil and provided TriOil shall have complied with the provisions of Section 9.4 and paid the TriOil Termination Fee to Yangarra in the circumstances where such fee is payable.

(d) Except for proxies and other non-substantive communications with securityholders, TriOil will furnish promptly to Yangarra or Yangarra's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by TriOil in connection with (i) the Amalgamation;

(ii) the TriOil Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby.

(e) TriOil will make all necessary filings and applications under Canadian federal and provincial and United States laws and regulations required to be made on the part of TriOil in connection with the transactions contemplated herein and take all commercially reasonable action necessary to be in compliance with such laws and regulations.

(f) TriOil will use all reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitutes a condition of closing under Section 8.2(d), are true and correct on and as of the Closing Time as if made at such time.

(g) TriOil shall promptly advise Yangarra of the number of TriOil Shares for which TriOil receives notices of dissent or written objections to the Amalgamation and provide Yangarra with copies of such notices and written objections.

(h) TriOil will provide Yangarra with all relevant information relating to TriOil and its business and property and the TriOil Shares for inclusion in the Information Circular to enable Yangarra to meet the standard referred to in Section 6.1(c) in respect of TriOil and the TriOil Shares.

6.4 Covenants of TriOil - Other Transactions

(a) TriOil shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any TriOil Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with TriOil relating to a TriOil Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) TriOil shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of TriOil or any financial advisor, expert or other person acting on its behalf to:

(i) **SOLICIT, INITIATE OR ENCOURAGE (INCLUDING, WITHOUT LIMITATION, BY WAY OF FURNISHING INFORMATION OR ENTERING INTO ANY FORM OF AGREEMENT, ARRANGEMENT OR UNDERSTANDING) ANY INQUIRY OR THE MAKING OF ANY PROPOSAL TO TRIOIL OR ITS SHAREHOLDERS FROM ANY PERSON WHICH CONSTITUTES, OR MAY REASONABLY BE EXPECTED TO LEAD TO (IN EITHER CASE WHETHER IN ONE TRANSACTION OR A SERIES OF TRANSACTIONS): (A) AN ACQUISITION OF ANY OF THE OUTSTANDING VOTING SHARES OF TRIOIL; (B) ANY ACQUISITION OF 25% OR MORE OF THE ASSETS OF TRIOIL; (C) AN AMALGAMATION, ARRANGEMENT, MERGER, OR CONSOLIDATION OF TRIOIL; OR (D) ANY TAKE-OVER BID, ISSUER BID, EXCHANGE OFFER, RECAPITALIZATION, LIQUIDATION, DISSOLUTION, REORGANIZATION INTO A ROYALTY TRUST OR INCOME FUND OR SIMILAR TRANSACTION INVOLVING TRIOIL OR ANY OTHER TRANSACTION, THE CONSUMMATION OF WHICH WOULD OR COULD REASONABLY BE EXPECTED TO IMPEDE, INTERFERE WITH, PREVENT OR DELAY THE AMALGAMATION OR WHICH WOULD OR COULD REASONABLY BE EXPECTED TO MATERIALLY REDUCE THE BENEFITS**

OF THE AMALGAMATION TO YANGARRA (ANY SUCH INQUIRY OR PROPOSAL IN RESPECT OF ANY OF THE FOREGOING BEING A "TriOil Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding a TriOil Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of a TriOil Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of TriOil under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, TriOil (and its directors, officers, employees and advisors) may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by TriOil or any of the officers, directors or employees of TriOil or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party with information concerning TriOil and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide TriOil Acquisition Proposal in respect of which the TriOil Special Committee has determined in good faith: (x) that funds or other consideration necessary for the TriOil Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) that such TriOil Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for TriOil Shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel to such effect which is reflected in minutes of the meeting of the TriOil Special Committee (a copy of which shall be provided to Yangarra), that the taking of such action is recommended for the board of directors of TriOil to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (a "**TriOil Superior Proposal**"); and

(B) prior to furnishing such information to or entering into discussions or negotiations with such third party, TriOil provides prompt notice to Yangarra to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to Yangarra, copies of all information provided to such third party are provided to Yangarra concurrently with the provision of such information to such third party. TriOil shall immediately notify Yangarra orally and in writing of any inquiries, offers or proposals with respect to any TriOil Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to Yangarra, copies of all information provided to such person and all other information reasonably requested by Yangarra), shall keep Yangarra informed of the status and details of any such inquiry, offer or proposal and answer Yangarra's questions with respect thereto.

(c) TriOil shall give Yangarra 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a TriOil Superior Proposal and shall confirm the determination of the TriOil Special Committee that the TriOil Acquisition Proposal is a TriOil Superior Proposal. For a period of 72 hours from the time that TriOil provides notice of such TriOil Superior Proposal to Yangarra and any amendment thereto, together with the foregoing confirmation in respect of the TriOil Special Committee's determination, the board of directors of TriOil and TriOil agree not to accept, recommend or approve or enter into any agreement (a "**TriOil Proposed Agreement**") to implement such a TriOil Superior Proposal or release the party from making the TriOil Superior Proposal from any standstill provisions. In addition, in respect of any TriOil Superior Proposal, TriOil shall and shall cause its financial and legal advisors to negotiate in good faith with Yangarra to make such adjustments in the terms and conditions of this Agreement and the terms of the Amalgamation as would be required for the Amalgamation to offer value equal or superior to the TriOil Superior Proposal. In the event that Yangarra offers to amend this Agreement and the terms of the Amalgamation to provide equal or superior value to that provided under the TriOil Superior Proposal within a period of 72 hours from the time that Yangarra receives notice of the TriOil Superior Proposal and a copy of the TriOil Proposed Agreement (and any amendments thereto), TriOil shall not enter into any TriOil Proposed Agreement regarding the TriOil Superior Proposal or any amendment thereof.

(d) TriOil shall ensure that its officers, directors, employees, financial advisors, experts and other representatives or agents are aware of the provisions of this Section 6.4 and TriOil shall be responsible for any breach of this Section 6.4 by such persons.

(e) Yangarra agrees that all information provided to Yangarra pursuant to Section 6.4(b)(B) hereof shall be treated as if it were "Confidential Information", as that term is defined in the Confidentiality Agreement and shall not be disclosed, except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

6.5 Mutual Covenants

From the date hereof until the Effective Date, TriOil and Yangarra will do, take or perform or refrain from doing, taking and performing such actions and steps as may be necessary or advisable to ensure compliance with the following:

(a) each of Yangarra and TriOil will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Amalgamation, including using reasonable commercial efforts:

(i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation, including without limitation the approval of the Exchange; and

(iii) to effect all necessary registrations and filings with, and submissions of information requested by, governmental authorities required to be effected by it in connection with the Amalgamation;

and each of Yangarra and TriOil will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 6.5(a) including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of TriOil and Yangarra, subject in all cases to the Confidentiality Agreement.

(b) TriOil and Yangarra will assist each other in the preparation of the Information Circular and provide to the other Party, in a timely and expeditious manner, all information as may be reasonably requested by a Party or is required by the Exchange or applicable law for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal and Exchange requirements on the date of issue thereof.

(c) Neither Yangarra nor TriOil will effect any distributions or payments, directly or indirectly, to its shareholders, directors, officers or other persons not at arms length to it, except as contemplated herein or otherwise in the ordinary course of business.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1 Mutual Representations and Warranties

TriOil represents and warrants to Yangarra and Yangarra represents and warrants to TriOil and each acknowledges that such other Party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement that:

(a) it has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it and is duly qualified to carry on business and in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

(b) it has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the execution and delivery of this Agreement by it and the completion of the transactions contemplated hereby and by the Amalgamation and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not:

(i) result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents;

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its secured lenders); or

(iii) violate or contravene any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry);

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Amalgamation;

(d) except as may have been disclosed to the other Party in writing prior to the date hereof, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or the Amalgamation or which may reasonably be expected to have a Material Adverse Effect on it;

(e) its corporate records and minute books are true and correct, in all material respects, and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(f) since January 1, 2005, it has:

(i) not amended its articles, by-laws or other governing documents; and

(ii) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(g) it has duly and timely filed, in proper form and to the extent required, returns in respect of taxes under the *Income Tax Act* (Canada), the *Alberta Corporate Tax Act,* the income tax legislation of any other province of Canada or any foreign country having jurisdiction over its affairs, the *Petroleum and Gas Revenue Tax Act* (Canada), the *Canadian Exploration Incentive Program Act* (Canada), the *Petroleum Incentives Program Act* (Canada), the *Canadian Exploration and Development Incentive Program Act* (Canada), the *Mines and Minerals Tax Act* (Alberta) and the *Freehold Mineral Rights Tax Act* (Alberta), and similar legislation of other provinces having jurisdiction over its affairs, for all periods to and including December 31, 2004, and all taxes shown thereon and all taxes now owing have been paid and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in all material respects in accordance with all applicable legislation in respect of withholding tax; there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority except, in the case of Yangarra, other than as disclosed in the Yangarra Financial Statements or as disclosed to TriOil, and except, in the case of TriOil, as disclosed in the TriOil Financial Statements or as disclosed to Yangarra;

it has, in respect of the periods covered by such financial statements, withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(h) all filings made by it under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation (except as disclosed herein) and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed;

(i) it is not:

(i) in breach or violation of any term or provision of its articles, by-laws or other governing documents;

(ii) in breach or violation of any term or provision of, or in default under any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it; or

(iii) in violation or contravention of any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry);

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Amalgamation;

(j) it has conducted and is conducting its business in accordance with normal industry practices and, to its knowledge, in compliance in all material respects with all applicable laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it in each jurisdiction in which it carries on business and, to its knowledge, holds all material licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business, except where the failure to so conduct business or be in such compliance would not have a Material Adverse Effect on it and, to its knowledge, none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect;

(k) it does not warrant title to its properties, but does warrant that it is not aware of any defects, failures or impairments in the title to its properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a Material Adverse Effect on it or its anticipated cash flow;

(l) it is not aware of (after due inquiry), and has not received since January 1, 2005:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to it or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with which would have a Material Adverse Effect on it;

(m) to its knowledge, it has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except to the extent failure to do so would not have a Material Adverse Effect on it;

(n) to its knowledge, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on it; and

(o) to its knowledge, all known spills or similar incidents pertaining to or affecting the business or assets of it have been reported to the appropriate governmental entity to the extent required by environmental laws except where such failure to report not would result in a Material Adverse Effect on it.

7.2 Additional Representations and Warranties of Yangarra

Yangarra represents and warrants to and in favour of TriOil as follows and acknowledges that TriOil is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) the authorized capital of Yangarra consists of an unlimited number of Yangarra Shares and an unlimited number of preferred shares issuable in series, of which the only outstanding shares as at the date hereof are 30,749,254 Yangarra Shares;

(b) immediately prior to the Effective Date there shall be issued and outstanding no more than 30,749,254 Yangarra Shares (excluding any Yangarra Shares issuable on exercise of outstanding Yangarra Options) and, except for the Yangarra Options and as provided under or as a consequence of the Amalgamation, no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option or right for the purchase, subscription, allotment or issuance of any unissued securities of Yangarra and all of the issued and outstanding Yangarra Shares have been duly authorized and validly issued as fully paid and non-assessable and all Yangarra Shares, if any, issued on exercise of any Yangarra Options will be duly authorized and validly issued as fully paid and non-assessable. No more than 2,748,000 Yangarra Shares are issuable pursuant to outstanding Yangarra Options;

(c) the Yangarra Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except as stated therein) and present fairly its financial position as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

(d) Yangarra has no subsidiaries and is not a party to any agreements of any nature to acquire any subsidiary, or to acquire or lease any other business, assets or operations out of the ordinary course of business;

(e) to the best of its knowledge, after due inquiry, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements (other than the Yangarra Lock-Up Agreements) among the Yangarra Shareholders relating to Yangarra or the Yangarra Shares or other securities of Yangarra;

(f) since January 1, 2005, Yangarra has:

(i) not suffered any Material Adverse Change nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change;

(ii) except as previously disclosed in writing to TriOil, maintained in effect salary and other compensation levels in accordance with then existing levels;

(iii) not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(iv) not entered into or committed to enter into any material agreement with a non-arm's length person (as such term is defined in the *Income Tax Act* (Canada));

(v) conducted its business only in the ordinary and normal course; and

(vi) not incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Yangarra which has been incurred other than in the ordinary and normal course;

except as has been previously disclosed in the Public Record or as contemplated by this Agreement;

(g) to the knowledge of Yangarra, the data and information in respect of Yangarra and its assets, reserves, liabilities, business and operations provided by Yangarra or its advisors to TriOil or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(h) no securities commission or similar regulatory authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of Yangarra and, to Yangarra's knowledge, no such proceeding is pending, contemplated or threatened;

(i) Yangarra is a reporting issuer under the Applicable Securities Laws, and, to the best of its knowledge, is not in material default of any requirement of such Applicable Securities Laws or the policies of the Exchange and the outstanding Yangarra Shares are listed and posted for trading on the Exchange;

(j) Yangarra has, in all material respects, made all filings required under Applicable Securities Laws with the applicable securities regulatory authorities and all such filings and information and statements contained therein were true, correct and complete in all material respects and did not contain any misrepresentation (as defined in the *Securities Act* (Alberta)) as of the date of such information or statement;

(k) other than as previously disclosed in writing to TriOil or as contemplated by this Agreement there are no material contracts or agreements which have or which might create any material obligation to Yangarra or from which it derives or could derive any material benefit which is required by Yangarra to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business, or which are reflected in the Yangarra Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation if they provide for expenditures by Yangarra which aggregate more than $200,000 during the next 12 months following the date hereof;

(l) Yangarra does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Yangarra and it is not a party to any written employment or consulting agreement, existing or proposed, with any person, except for Yangarra's stock option plan or as has been disclosed to TriOil in writing;

(m) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Yangarra and this Agreement has been duly executed by Yangarra and constitutes a valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

(n) Yangarra does not warrant title to its material properties and assets, but does warrant Yangarra's material properties and assets are free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than those in favour of its lenders, those encumbrances incurred in the ordinary course of business and those burdens and encumbrances which do not and will not have a Material Adverse Effect on the ownership or operation of its assets and properties ("**Permitted Encumbrances**")) and other than Permitted Encumbrances, it has done no act or suffered or permitted no action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(o) Yangarra made available to Sproule Associates Limited (the "**Yangarra Engineers**") prior to issuance of the Yangarra Engineers' report in respect of Yangarra's oil and natural gas reserves effective July 31, 2005 (the "**Yangarra Reserve Report**") for the purposes of preparing the Yangarra Reserve Report, all information requested by the Yangarra Engineers and all information material to an adequate determination of Yangarra's oil and gas reserves and, to the knowledge of Yangarra, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)). Yangarra has no knowledge of any Material Adverse Change in any information provided to the Yangarra Engineers since the dates that such information was provided and Yangarra believes that the Yangarra Reserve Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of Yangarra as at July 31, 2005, based upon information available, and upon the regulatory policy applicable to the Yangarra Reserve Report, at the time the Yangarra Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no Material Adverse Change in Yangarra's oil and natural gas reserves and assets from those described in the

Yangarra Reserve Report, except as may have occurred through normal production in accordance with customary industry practice;

(p) all *ad valorem*, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Yangarra in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged;

(q) no officer, director, employee or any other person not dealing at arm's length with Yangarra, or, to the knowledge of Yangarra, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from Yangarra's properties or assets or any revenue or rights attributed thereto;

(r) there are no material contracts or arrangements to which Yangarra is a party with any director, officer, employee or any other person not dealing at arm's length with Yangarra, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with Yangarra, nor is there any material indebtedness owing by Yangarra to any such parties or by any such parties to Yangarra, other than employment agreements (existing or proposed), copies of which have previously been provided to TriOil;

(s) Yangarra is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation, other than in respect of outstanding flow-through obligations;

(t) Yangarra has no obligation to incur and renounce in accordance with the *Income Tax Act* (Canada) any expenditures required to be renounced to holders of any flow-through shares issued by it, other than in connection with the issue and sale of Yangarra Shares on November 8, 2004, not more than $300,000 of which remains to be expended as at the date hereof;

(u) the Yangarra Information will be true, complete and accurate in all material respects and shall not contain any misrepresentation (as defined in the *Securities Act* (Alberta));

(v) the Yangarra board of directors has endorsed the entering into of this Agreement and has approved the Amalgamation, has, based on the advice of its financial advisor and the recommendation of the Yangarra Special Committee, determined that the Amalgamation is fair to Yangarra Shareholders from a financial point of view and in the best interests of Yangarra and Yangarra Shareholders, and has resolved to recommend that Yangarra Shareholders vote in favour of the Amalgamation;

(w) Yangarra has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by Yangarra;

(x) Yangarra has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except Raymond James Ltd. which firm has been retained as Yangarra's financial advisor in connection with certain matters, including the matters contemplated by this Agreement and the preparation of the Yangarra Fairness Opinion and the fees payable to Raymond James Ltd. in the amount of $50,000 have been disclosed to TriOil;

(y) to the knowledge of Yangarra, Yangarra has all agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Yangarra's business and to the knowledge of Yangarra, all agreements, permits, licences, approvals, certificates and other rights and authorizations possessed by Yangarra are valid and subsisting and Yangarra is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations, except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on Yangarra;

(z) the policies of insurance in force at the date hereof naming Yangarra as an insured and as disclosed in writing to TriOil prior to the date hereof adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Yangarra which would be customary in the business carried on by Yangarra and to the knowledge of Yangarra, all such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement or the Amalgamation;

(aa) except as disclosed herein, Yangarra is not a party to any employment agreement (existing or proposed) or any other written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to obligations arising out of a change of control or as to notice of termination or severance pay in lieu thereof which cannot be terminated without cause and giving reasonable notice as implied by law and, except as disclosed in writing to TriOil, no amounts are payable by Yangarra under any obligations or liabilities of Yangarra to pay any amount to its officers or directors, including all severance, termination, change of control arrangements, pay-to-stay or retention arrangements and salaries and bonuses;

(bb) Yangarra is not a party to, and prior to the Effective Date, Yangarra will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Yangarra Shares or other securities of Yangarra or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the completion of the Amalgamation;

(cc) no notices, reports or other filings are required to be made by Yangarra with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Yangarra from, any governmental or regulatory authority, other than the Exchange, and the usual filings under applicable Canadian securities laws, in connection with the execution and delivery of this Agreement by Yangarra and the consummation of the transactions contemplated herein by the failure to make or obtain any or all of which is reasonably likely to have a Material Adverse Effect on the financial condition of Yangarra or could prevent, materially delay or materially burden the transactions contemplated by this Agreement;

(dd) as at the date of this Agreement, the working capital deficiency of Yangarra is approximately $8,300,000

(ee) as at the date of this Agreement, not more than $6,500,000 is outstanding under the credit facilities of Yangarra; and

(ff) as at the date of this Agreement, Yangarra is not a party to any hedges, swaps or other financial instruments or like transactions, other than a costless collar provided by National Bank of Canada with a price range of $7 to $9 per gigajoule of natural gas for 1,050 gigajoules per day until December 31, 2005.

7.3 Additional Representations and Warranties of TriOil

TriOil represents and warrants to and in favour of Yangarra as follows and acknowledges that Yangarra is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) the authorized capital of TriOil consists of an unlimited number of TriOil Shares, an unlimited number of first preferred shares and second preferred shares each issuable in series, of which the only outstanding shares, as at the date hereof, are 24,219,692 TriOil Shares;

(b) immediately prior to the Effective Date there shall be issued and outstanding no more than 24,219,692 TriOil Shares (excluding any TriOil Shares issuable on exercise of TriOil Options, TriOil Agent's Options or TriOil Warrants) and, except for the TriOil Options, TriOil Agent's Options or the TriOil Warrants and as provided under or as a consequence of the Amalgamation, no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option or right for the purchase, subscription, allotment or issuance of any unissued securities of TriOil and all of the issued and outstanding TriOil Shares have been duly authorized and validly issued as fully paid and non-assessable and all TriOil Shares, if any, issued on exercise of the TriOil Options, TriOil Agent's Options or TriOil Warrants will be duly authorized and validly issued as fully paid and non-assessable. No more than 1,795,000 TriOil Shares are issuable pursuant to outstanding TriOil Options, no more than 1,191,662 TriOil Shares are issuable pursuant to outstanding TriOil Warrants and no more than 137,049 TriOil Shares are issuable pursuant to outstanding TriOil Agent's Options;

(c) the TriOil Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except as stated therein) and present fairly its financial position as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

(d) TriOil has no subsidiaries and is not a party to any agreements of any nature to acquire any subsidiary, or to acquire or lease any other business, assets or operations out of the ordinary course of business;

(e) to the best of its knowledge, after due inquiry, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements (other than the TriOil Lock-Up Agreements) among the TriOil Shareholders relating to TriOil or the TriOil Shares or other securities of TriOil;

(f) since January 1, 2005, TriOil has:

    (i) not suffered any Material Adverse Change nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change;

    (ii) except as previously disclosed in writing to Yangarra, maintained in effect salary and other compensation levels in accordance with then existing levels;

    (iii) not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(iv) not entered into or committed to enter into any material agreement with a non-arm's length person (as such term is defined in the *Income Tax Act* (Canada));

(v) conducted its business only in the ordinary and normal course; and

(vi) not incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to TriOil which has been incurred other than in the ordinary and normal course;

except as has been previously disclosed in the Public Record or as contemplated by this Agreement;

(g) to the knowledge of TriOil, the data and information in respect of TriOil and its assets, reserves, liabilities, business and operations provided by TriOil or its advisors to Yangarra or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(h) no securities commission or similar regulatory authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of TriOil and, to TriOil's knowledge, no such proceeding is pending, contemplated or threatened;

(i) TriOil is a reporting issuer under the Applicable Securities Laws, and, to the best of its knowledge, is not in material default of any requirement of such Applicable Securities Laws or the policies of the Exchange and the outstanding TriOil Shares are listed and posted for trading on the Exchange;

(j) TriOil has in all material respects made all filings required under Applicable Securities Laws with the applicable securities regulatory authorities and all such filings and information and statements contained therein were true, correct and complete in all material respects and did not contain any misrepresentation (as defined in the *Securities Act* (Alberta)) as of the date of such information or statement;

(k) other than as previously disclosed in writing to Yangarra or as contemplated by this Agreement, there are no material contracts or agreements which have or which might create any material obligation to TriOil or from which it derives or could derive any material benefit which is required by TriOil to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business or which are reflected in the TriOil Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation if they provide for expenditures by TriOil which aggregate more than $200,000 during the next 12 months following the date hereof;

(l) TriOil does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of TriOil, and, except severance payable to Joseph M. Dutton, it is not a party to any written employment or consulting agreement with any person, except for TriOil's stock option plan or as has been disclosed in writing to Yangarra;

(m) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of TriOil and this Agreement has been duly executed by TriOil and constitutes a valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a Party or persons from a liability or a duty otherwise owed which may be limited by law;

(n) TriOil does not warrant title to its material properties and assets, but does warrant TriOil's material properties and assets are free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than Permitted Encumbrances), and other than Permitted Encumbrances it has done no act or suffered or permitted no action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(o) TriOil made available to Sproule Associates Limited (the "**TriOil Engineers**") prior to issuance of the TriOil Engineers' report in respect of TriOil's oil and natural gas reserves effective July 31, 2005 (the "**TriOil Reserve Report**") for the purposes of preparing the TriOil Reserve Report, all information requested by the TriOil Engineers and all information material to an adequate determination of TriOil's oil and gas reserves and, to the knowledge of TriOil, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)). TriOil has no knowledge of any Material Adverse Change in any information provided to the TriOil Engineers since the dates that such information was provided and TriOil believes that the TriOil Reserve Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of TriOil as at July 31, 2005, based upon information available, and upon the regulatory policy applicable to the TriOil Reserve Report, at the time the TriOil Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no Material Adverse Change in TriOil's oil and natural gas reserves and assets from those described in the TriOil Reserve Report, except as may have occurred through normal production in accordance with customary industry practice;

(p) all *ad valorem*, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by TriOil in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged;

(q) no officer, director, employee or any other person not dealing at arm's length with TriOil, or, to the knowledge of TriOil, any associate or affiliate of any such person or any Party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from TriOil's properties or assets or any revenue or rights attributed thereto;

(r) there are no material contracts or arrangements to which TriOil is a party with any director, officer, employee or any other person not dealing at arm's length with TriOil, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with TriOil, nor is there any material indebtedness owing by TriOil to any such parties or by any such parties to TriOil, other than employment agreements (existing or proposed), copies of which have previously been provided to Yangarra and severance payable to Joseph Dutton as disclosed elsewhere herein;

(s) TriOil is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation, other than in respect of outstanding flow-through obligations;

(t) TriOil has no obligation to incur and renounce in accordance with the *Income Tax Act* (Canada) any expenditures required to be renounced to holders of any flow-through shares issued by it, except with respect to the 6,538,847 "flow-through" TriOil Shares issued at $0.65 per share in November 2004, not more than $3,000,000 of which remains to be expended as at the date hereof;

(u) the TriOil Information will be true, complete and accurate in all material respects and shall not contain any misrepresentation (as defined in the *Securities Act* (Alberta));

(v) the board of directors of TriOil has endorsed the entering into of this Agreement, has approved the Amalgamation, has based on the advise of its financial advisors and the recommendation of the TriOil Special Committee, determined that the Amalgamation is fair to TriOil Shareholders from a financial point of view and in the best interests of TriOil and TriOil Shareholders, and has resolved to recommend that TriOil Shareholders vote in favour of the Amalgamation;

(w) TriOil has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by TriOil;

(x) TriOil has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except Woodstone Capital Inc. which firm has been retained as TriOil's financial advisor in connection with certain matters, including the transactions contemplated by this Agreement and the preparation of the TriOil Fairness Opinion, and the fees payable to Woodstone Capital Inc. in the amount of $47,000 have been disclosed to Yangarra.;

(y) to the knowledge of TriOil, TriOil has all agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of TriOil's business, and to the knowledge of TriOil, all agreements, permits, licences, approvals, certificates and other rights and authorizations possessed by TriOil are valid and subsisting and TriOil is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations, except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on TriOil;

(z) the policies of insurance in force at the date hereof naming TriOil as an insured and as disclosed to Yangarra prior to the date hereof adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of TriOil which would be customary in the business carried on by TriOil and to the knowledge of TriOil, all such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement or the Amalgamation;

(aa) except as disclosed herein, TriOil is not a party to any employment agreement (existing or proposed) or any other written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to obligations arising out of a change of control or as to notice of termination or severance pay in lieu thereof which cannot be terminated without cause and giving reasonable notice as implied by law and, except as disclosed in writing to Yangarra, no amounts are payable by TriOil under any obligations or liabilities of

TriOil to pay any amount to its officers or directors, including all severance, termination, change of control arrangements, pay-to-stay or retention arrangements and salaries and bonuses, other than severance in the amount of $115,200 payable to Joseph Dutton, TriOil, President and Chief Executive Officer, which represents one year salary at $9,000 per month ($108,000 in the aggregate) and one year of benefits at $600 per month ($7,200 in the aggregate);

(bb) TriOil is not a party to, and prior to the Effective Date, TriOil will not implement a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire TriOil Shares or other securities of TriOil or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the completion of the Amalgamation;

(cc) no notices, reports or other filings are required to be made by TriOil with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by TriOil from, any governmental or regulatory authority, other than the Exchange, and the usual filings under applicable Canadian securities laws, in connection with the execution and delivery of this Agreement by TriOil and the consummation of the transactions contemplated herein by the failure to make or obtain any or all of which is reasonably likely to have a Material Adverse Effect on the financial condition of TriOil or could prevent, materially delay or materially burden the transactions contemplated by this Agreement;

(dd) as at the date of this Agreement, the working capital of TriOil was approximately $600,000;

(ee) as at the date of this Agreement, no amounts are outstanding under TriOil's credit facility; and

(ff) as at the date of this Agreement, TriOil is not a party to any hedges, swaps or other financial instruments or like transactions.

ARTICLE 8
CONDITIONS PRECEDENT

8.1 Mutual Conditions Precedent

The respective obligations of the Parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) a special resolution shall have been passed by each of the Yangarra Shareholders and the TriOil Shareholders in form and substance satisfactory to each of TriOil and Yangarra, acting reasonably, duly approving the Amalgamation;

(b) the Articles of Amalgamation filed with the Registrar in accordance with the Amalgamation shall be in form and substance satisfactory to each of TriOil and Yangarra;

(c) the Amalgamation shall have become effective on or before October 31, 2005;

(d) holders of not more than 10% of the Yangarra Shares and not more than 10% of the TriOil Shares shall have exercised rights of dissent in relation to the Amalgamation;

(e) all required regulatory, governmental and third party approvals and consents in respect of the completion of the Amalgamation shall have been obtained on terms and conditions, satisfactory to TriOil and Yangarra, each acting reasonably, including, without limitation, conditional approval for listing of the Amalco Shares issuable pursuant to the Amalgamation, and all securities convertible into Amalco Shares, as well as pursuant to Amalco's share option plan on the Exchange and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(f) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) all officers, directors, employees or consultants of TriOil and Yangarra that have any rights to any severance or payments as a result of a change of control arising from the Amalgamation shall have waived such rights on terms and conditions satisfactory to TriOil and Yangarra, respectively, other than the severance payment in the amount of $115,200 to be made to Joseph Dutton as disclosed elsewhere herein;

(h) arrangements satisfactory to TriOil and Yangarra, acting reasonably, shall have been entered into such that upon completion of the Amalgamation, the holders of TriOil Warrants, TriOil Options, TriOil Agent's Options and Yangarra Options shall receive certificates representing the securities to which they are entitled, as contemplated by Sections 3.7, 3.8 and 3.9 hereof;

(i) the securities of Amalco to be issued upon the completion of the Amalgamation shall have been accepted for listing by the Exchange, subject to Amalco fulfilling Exchange's usual and ordinary listing requirements;

(j) each of Yangarra and TriOil shall be satisfied, acting reasonably, that upon completion of the Amalgamation, Amalco's senior management will initially be comprised of the following individuals or officers, if any, as TriOil and Yangarra may agree, acting reasonably:

President and Chief Executive Officer	–	James G. Evaskevich
Chief Financial Officer	–	John Aihoshi
Vice-President, Operations	–	Robert D. Weir
Vice-President, Exploration	–	Don Poruchny; and

(k) the Directors of Amalco shall be the Directors referred to in Section 3.2 hereof.

The foregoing conditions are for the mutual benefit of Yangarra and TriOil and may be asserted by Yangarra or TriOil regardless of the circumstances and may be waived by Yangarra and TriOil in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Yangarra or TriOil may have.

8.2 Conditions to Obligation of Yangarra

The obligation of Yangarra to consummate the transactions contemplated hereby, and in particular the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Yangarra and the Yangarra Special Committee shall have received the Yangarra Fairness Opinion, which opinion shall not have been rescinded or retracted;

(b) each of the acts and undertakings of TriOil to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by TriOil in all material respects;

(c) TriOil shall have furnished Yangarra (all in form acceptable to Yangarra, acting reasonably) with:

(i) a certified copy of the resolutions duly passed by the board of directors of TriOil approving this Agreement and the consummation of the transactions contemplated hereby, directing the submission of the Amalgamation for approval at the TriOil Meeting and recommending that TriOil Shareholders vote in favour of the Amalgamation; and

(ii) a certified copy of the special resolution of TriOil Shareholders, duly passed at the TriOil Meeting, approving the Amalgamation;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of TriOil contained in Sections 7.1 and 7.3 shall be true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and TriOil shall have complied in all material respects with its covenants in this Agreement and Yangarra shall have received a certificate to that effect dated the Effective Date from the President and the Chief Financial Officer of TriOil, each acting solely on behalf of TriOil and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Yangarra shall have no knowledge to the contrary;

(e) there shall have occurred no Material Adverse Change in respect of TriOil and the certificate contemplated by Section 8.2(d) hereof shall certify same;

(f) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Amalgamation from being completed, or which would result in a judgement in material damages relating to the transaction as contemplated herein or prohibit Amalco's ownership or operation of all or a material portion of Yangarra's and TriOil's business;

(g) the TriOil Special Committee shall have recommended the Amalgamation to the board of directors of TriOil and the board of directors of TriOil shall have approved the Amalgamation, recommended that the TriOil Shareholders vote in favour of the Amalgamation and shall not have varied, altered or rescinded such recommendation;

(h) TriOil shall have provided to Yangarra the consent of its lenders (if required) to the transactions contemplated hereby; and

(i) TriOil shall have total debt and working capital deficiency, including all of its costs of the Amalgamation, of not more than $1,100,000, and Yangarra shall have received a certificate to that effect and also setting out the calculation of total debt and working capital and the significant components thereof, dated the Effective Date, of the President and Chief Financial Officer of TriOil.

The conditions in this Section 8.2 are for the exclusive benefit of Yangarra and may be asserted by Yangarra regardless of the circumstances or may be waived by Yangarra in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Yangarra may have.

8.3 Conditions to Obligations of TriOil

The obligations of TriOil to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) TriOil and the TriOil Special Committee shall have received the TriOil Fairness Opinion, which opinion shall not have been rescinded or retracted;

(b) each of the acts and undertakings of Yangarra to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Yangarra in all material respects;

(c) Yangarra shall have furnished TriOil (all in form acceptable to TriOil, acting reasonably) with:

   (i) a certified copy of the resolutions duly passed by the board of directors of Yangarra approving this Agreement and the consummation of the transactions contemplated hereby, directing the submission of the Amalgamation for approval at the Yangarra Meeting and recommending that Yangarra Shareholders vote in favour of the Amalgamation; and

   (ii) a certified copy of the special resolution of Yangarra Shareholders, duly passed at the Yangarra Meeting, approving the Amalgamation;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Yangarra contained in Articles 7.1 and 7.2 shall be true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Yangarra shall have complied in all material respects with its covenants in this Agreement and TriOil shall have received a certificate to that effect, dated the Effective Date, of the President and the Chief Financial Officer of Yangarra, each acting solely on behalf of Yangarra and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and TriOil shall have no knowledge to the contrary;

(e) there shall not have occurred any Material Adverse Change in respect of Yangarra and the certificate contemplated by Section 8.3(d) shall certify same;

(f) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Amalgamation from being completed, or which would result in a judgement in material damages relating to the transaction as contemplated herein, or prohibit Amalco's ownership or operation of all or a material portion of Yangarra's and TriOil's business;

(g) the Yangarra Special Committee shall have recommended the Amalgamation to the board of directors of Yangarra and the board of directors of Yangarra shall have approved the Amalgamation, recommended that Yangarra Shareholders vote in favour of the Amalgamation and shall not have varied, altered or rescinded such recommendation;

(h) Yangarra shall have provided TriOil with the consent of its lenders to the Amalgamation; and

(i) Yangarra shall have total debt and working capital deficiency, including all of its costs of the Amalgamation, of not more than $10,000,000, and TriOil shall have received a certificate to that effect and also setting out the calculation of total debt and working capital and the significant components thereof, dated the Effective Date, of the President and Chief Financial Officer of Yangarra.

The conditions in this Section 8.3 are for the exclusive benefit of TriOil and may be asserted by TriOil regardless of the circumstances or may be waived by TriOil in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which TriOil may have.

8.4 Notice and Cure Provisions and Effect of Failure to Comply with Conditions

(a) Each of Yangarra and TriOil shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedent set forth in Sections 8.1, 8.2 or 8.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Amalgamation for the purpose of giving effect to the Amalgamation, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. A Party may deliver more than one such notice.

8.5 Satisfaction of Conditions

The conditions set out in this Article 8 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Amalgamation are filed under the Act to give effect to the Amalgamation.

ARTICLE 9
TERMINATION FEE

9.1 Yangarra Termination Fee

Yangarra agrees to pay TriOil in cash the amount of $300,000 (the "**Yangarra Termination Fee**") if:

(a) the board of directors of Yangarra fails to recommend that Yangarra Shareholders approve the Amalgamation or withdraws or, in any manner adverse to TriOil, redefines, modifies or changes any of its recommendations referred to in Section 6.1(c) or shall have resolved to do so; or

(b) on or prior to the date of the Yangarra Meeting:

(i) a Yangarra Acquisition Proposal that is a Yangarra Superior Proposal is publicly announced or made to Yangarra or Yangarra Shareholders; and

(ii) the Yangarra Acquisition Proposal has not been withdrawn or expired; and

(iii) (A) **THE BOARD OF DIRECTORS OF YANGARRA FAILS TO CONFIRM BY PRESS RELEASE, WITHIN FIVE BUSINESS DAYS AFTER THE PUBLIC ANNOUNCEMENT OR MAKING OF THE YANGARRA ACQUISITION PROPOSAL AND, IF APPLICABLE, IN THE DIRECTORS CIRCULAR RESPONDING TO THE YANGARRA ACQUISITION PROPOSAL, ITS RECOMMENDATION THAT YANGARRA SHAREHOLDERS REJECT THE YANGARRA ACQUISITION PROPOSAL; OR**

(B) Yangarra enters into an agreement (other than the agreements referred to in Section 6.2(b)(A) or the confidentiality agreement referred to in Section 6.2(b)(B)) with respect to the Yangarra Acquisition Proposal.

9.2 Payment of Yangarra Termination Fee

Yangarra agrees that the Yangarra Termination Fee will be paid within three (3) Business Days after the earliest of the events set forth in Section 9.1 to occur. Such payment shall be made in immediately available funds to an account designated by TriOil. In the event that an Yangarra Acquisition Proposal is publicly announced or made, as contemplated by Section 9.1(b), Yangarra agrees, within three (3) Business Days thereof to deliver to TriOil an irrevocable letter of credit in form and substance satisfactory to TriOil, payable by a Canadian chartered bank in the amount of the Yangarra Termination Fee and which may be immediately drawn upon by TriOil if the Yangarra Termination Fee is payable or such other form of security as is satisfactory to TriOil acting reasonably.

9.3 TriOil Termination Fee

TriOil agrees to pay Yangarra in cash the amount of $300,000 (the "**TriOil Termination Fee**") if:

(a) the board of directors of TriOil fails to recommend that TriOil's Shareholders approve the Amalgamation or withdraws or, in any manner adverse to Yangarra, redefines, modifies or changes any of its recommendation referred to in Section 6.3(c) or shall have resolved to do so; or

(b) on or prior to the date of the TriOil Meeting:

(i) a TriOil Acquisition Proposal that is a TriOil Superior Proposal is publicly announced or made to TriOil or TriOil Shareholders; and

(ii) the TriOil Acquisition Proposal has not been withdrawn or expired; and

(iii) (A) **THE BOARD OF DIRECTORS OF TRIOIL FAILS TO CONFIRM BY PRESS RELEASE, WITHIN FIVE BUSINESS DAYS AFTER THE PUBLIC ANNOUNCEMENT OR MAKING OF THE TRIOIL ACQUISITION PROPOSAL AND, IF APPLICABLE, IN THE DIRECTORS CIRCULAR RESPONDING TO THE TRIOIL ACQUISITION PROPOSAL, ITS RECOMMENDATION THAT YANGARRA SHAREHOLDERS REJECT THE TRIOIL ACQUISITION PROPOSAL; OR**

(B) TriOil enters into an agreement (other than the agreements referred to in Section 6.4(b)(A) or the confidentiality agreement referred to in Section 6.4(b)(B)) with respect to the TriOil Acquisition Proposal.

9.4 Payment of TriOil Termination Fee

TriOil agrees that the TriOil Termination Fee will be paid within three (3) Business Days after the earliest of the events set forth in Section 9.3 to occur. Such payment shall be made in immediately available funds to an account designated by Yangarra. In the event that a TriOil Acquisition Proposal is publicly announced or made, as contemplated by Section 9.3(b), TriOil agrees, within three (3) Business Days thereof to deliver to Yangarra an irrevocable letter of credit in form and substance satisfactory to Yangarra, payable by a Canadian chartered bank in the amount of the TriOil Termination Fee and which may be immediately drawn upon by Yangarra if the TriOil Termination Fee is payable or such other form of security as is satisfactory to Yangarra acting reasonably.

9.5 No Further Recourse

The right to payment of the Yangarra Termination Fee or TriOil Termination Fee shall constitute the sole remedy and recourse of TriOil or Yangarra, as the case may be, in respect of the matter giving rise to such payment and in the event of payment of the Yangarra Termination Fee or TriOil Termination Fee, TriOil or Yangarra, as the case may be, shall have no further remedy or recourse in respect of the matter giving rise to payment of such fee against Yangarra or TriOil, as the case may be, or its present or former directors, officers, employees, agents or advisors; provided that nothing contained in this section 9.5 shall relieve any Party from any liability for any breach of any provision of this Agreement.

ARTICLE 10
TRANSITIONAL PROVISIONS

10.1 Transitional Provisions

In connection with the implementation of the Amalgamation, Yangarra and TriOil shall cooperate with each other to provide an orderly transition of control. Each of Yangarra and TriOil will conduct itself so as to keep the other fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from their respective assets and shall cooperate with each other with respect thereof. Yangarra and TriOil shall each provide access to its offices to officers and representatives of each other during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Yangarra and TriOil shall consult with the officers of each other (as they may reasonably request) in respect of their day-to-day operations. Yangarra and TriOil shall each provide to the other information that will allow Amalco, subject to applicable confidentiality provisions, to quickly and efficiently integrate the business and affairs of Yangarra and TriOil on completion of the Amalgamation and in connection therewith shall permit:

(a) the other Party and its representatives to have reasonable access to its premises, field operations, records, computer systems and employees; and

(b) the other Party and its representatives to be informed of its operations to ensure compliance with Article 6 hereof.

ARTICLE 11
NOTICES

11.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) TriOil, addressed to:

2920, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: Joseph Dutton
Telecopier: (403) 265-5603

with a copy to:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Bill Maslechko
Telecopier: (403) 260-0377

(b) Yangarra, addressed to:

Suite 1530, 715 – 5th Avenue S.W.
Calgary, AB T2P 2X6

Attention: James G. Evaskevich
Telecopier: (403) 262-8284

with a copy to:

Burstall Winger LLP
3100, 324 – 8th Avenue SW
Calgary, AB T2P 2Z2

Attention: Douglas M. Stuve
Telecopier: (403) 233-2131

or such other address as a Party hereto may, from time to time, advise to the other Party hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 12
AMENDMENT AND TERMINATION OF AGREEMENT

12.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall decrease the number of Amalco Shares to be received by Yangarra Shareholders or TriOil Shareholders, as the case may be, pursuant to the Amalgamation without approval by the Yangarra Shareholders or the TriOil Shareholders, as the case may be, given in the same manner as required for the approval of the Amalgamation.

12.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Amalgamation, be terminated by mutual agreement of TriOil and Yangarra without further action on the part of the shareholders of Yangarra or TriOil.

(b) Notwithstanding any other rights contained herein, TriOil may terminate this Agreement upon notice to Yangarra if:

   (i) the Amalgamation is not approved by the Yangarra Shareholders in accordance with all applicable corporate and securities laws requirements on or before November 14, 2005;

   (ii) the Amalgamation has not become effective on or before November 15, 2005;

(iii) the Yangarra Termination Fee is payable by Yangarra in accordance with Section 9.1 hereof;

(iv) the TriOil Termination Fee is payable and paid to Yangarra in accordance with Section 9.3 hereof;

(v) the board of directors of Yangarra changes, withdraws or modifies its recommendation to Yangarra Shareholders to vote in favour of the Amalgamation;

(vi) the TriOil Shareholders have not, by the requisite majority, approved the Amalgamation at the TriOil Meeting; or

(vii) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by TriOil, including those set forth in Sections 8.1 and 8.3 hereof.

(c) Notwithstanding any other rights contained herein, Yangarra may terminate this Agreement upon notice to TriOil if;

(i) the Amalgamation is not approved by the TriOil Shareholders in accordance with all applicable corporate and securities laws requirements on or before November 14, 2005;

(ii) the Amalgamation has not become effective on or before November 15, 2005;

(iii) the TriOil Termination Fee is payable by TriOil in accordance with Section 9.3 hereof;

(iv) the Yangarra Termination Fee is payable and paid to TriOil in accordance with Section 9.1 hereof;

(v) the board of directors of TriOil changes, withdraws or modifies its recommendations to TriOil Shareholders to vote in favour of the Amalgamation;

(vi) the Yangarra Shareholders have not, by the requisite majority, approved the Amalgamation at the Yangarra Meeting; or

(vii) upon any other circumstances hereunder that give rise to a termination of this Agreement by Yangarra, including those set forth in Sections 8.1 and 8.2 hereof.

(d) The exercise by any Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party.

(e) If this Agreement is terminated pursuant to any provision of this Agreement, the Parties shall return all materials and copies of all materials delivered to Yangarra or TriOil, as the case may be, or their agents. Except for the obligations set forth in Sections 9.1, 9.3 and 13.1 hereof (provided in the case of Section 9.1 and 9.3, the right of payment (in the case of Section 9.1(b) and 9.3(b), being the public announcement or making of such Yangarra Acquisition Proposal or TriOil Acquisition Proposal, as the case may be) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no Party shall have any further obligations to any other Party hereunder with respect to this Agreement. Nothing contained in this Section 12.2 shall relieve any Party from any liability for any breach of any provision of this Agreement.

ARTICLE 13
GENERAL

13.1 Expenses

Each Party shall bear its own costs and expenses (including, without limitation, fees and disbursements of legal counsel), in connection with this Agreement and the Amalgamation.

13.2 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

13.3 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

13.4 Disclosure

Upon execution of this Agreement, the Parties hereto shall issue press releases that announce that the Parties hereto have entered into this Agreement providing for the implementation of the Amalgamation. Each of TriOil and Yangarra shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

13.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7 Confidentiality Agreement

With respect to this Agreement and the Amalgamation and the transactions contemplated hereby, each Party hereby consents hereto and thereto and agrees that each Party is hereby released from any and all of the restrictions set forth in paragraph 6 of the Confidentiality Agreement.

13.8 Time of Essence

Time shall be of the essence of this Agreement.

13.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

13.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

TRIOIL LTD.

Per: *"Joseph Dutton"*
Joseph Dutton

Per: *"Robert M. Libin"*
Robert M. Libin

YANGARRA RESOURCES INC.

Per: *"James G. Evaskevich"*
James G. Evaskevich

Per: *"Gordon A. Bowerman"*
Gordon A. Bowerman

Exhibit A to that Amalgamation Agreement made as of the 30th day of August, 2005 between TriOil Ltd. and Yangarra Resources Inc.

ARTICLES OF AMALGAMATION

ARTICLES OF AMALGAMATION

Business Corporations Act
(Alberta)
Section 185

1. **Name of Amalgamated Corporation:**

   YANGARRA RESOURCES INC.

2. **The classes of shares, and any maximum number of shares that the Corporation is authorized to issue:**

   See Schedule "A" attached hereto

3. **Restriction on share transfers, if any:**

   None

4. **Number, or minimum and maximum number of directors:**

   Minimum of three (3); Maximum of fifteen (15)

5. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):**

   N/A

6. **Other Provisions, if any:**

   See Schedule "B" attached hereto

7. Name of Amalgamating Corporations:	Corporate Access Number:
TriOil Ltd.	2011223746
Yangarra Resources Inc.	203242201

Name of Person Authorizing (please print) | Signature

Title (please print) | Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE "A"

The authorized capital of the Corporation shall consist of:

(i) an unlimited number of Common Shares;
(ii) an unlimited number of First Preferred Shares, issuable in series; and
(iii) an unlimited number of Second Preferred Shares, issuable in series;

which classes of shares, shall have attached thereto the rights, privileges, restrictions and conditions as set forth below:

Common Shares

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

2. The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

3. The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

First Preferred Shares

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

4. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any

shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

5. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares, subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

6. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares and the Common Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

7. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

8. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which

may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

Second Preferred Shares

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares, subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other

preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE "B"

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the *Business Corporations Act* of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Kelowna, British Columbia; Regina, Saskatchewan; Winnipeg, Manitoba; Metropolitan Toronto, Ontario; Mississauga, Ontario; Ottawa, Ontario; Montreal, Quebec; Halifax, Nova Scotia; New York, New York; Chicago, Illinois; Los Angeles, California; Palm Springs, California, San Diego, California; San Francisco, California; Seattle, Washington; or Phoenix, Arizona.

THIS IS SCHEDULE E ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

SECTION 191 OF *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholders' shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

THIS IS SCHEDULE F ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS OF TRIOIL LTD. AND SPECIAL MEETING OF YANGARRA RESOURCES INC. TO BE HELD ON NOVEMBER 9, 2005, AND ANY ADJOURNMENT THEREOF

NATIONAL INSTRUMENT 51-101 FORMS

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of TriOil Ltd. (the "**Company**") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at July 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Joseph M. Dutton"
President and Chief Executive Officer

(signed) "J. Grant Evaskevich"
Chief Financial Officer

(signed) "Robert D. Weir"
Director

(signed) "James G. Evaskevich"
Director

September 30, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Yangarra are responsible for the preparation and disclosure of information with respect to Yangarra's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

1. (a) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using forecast prices and costs; and

   (b) the related estimated future net revenue; and

2. (a) proved oil and gas reserves estimated as at July 31, 2005 using constant prices and costs; and

   (b) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Yangarra's reserves data. The report of the independent qualified reserves evaluator is presented below.

The board of directors of Yangarra has:

3. reviewed Yangarra's procedures for providing information to the independent qualified reserves evaluator;

4. met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

5. reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed Yangarra's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

6. the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

7. the filing of the report of the independent qualified reserves evaluator on the reserves data; and

8. the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "James G. Evaskevich"
President and Chief Executive Officer

(signed) "John F. K. Aihoshi"
Chief Financial Officer

(signed) "Robert D. Weir"
Director

(signed) "Gordon A. Bowerman"
Director

September 30, 2005

REPORT ON RESERVES DATA

To the Board of Directors of Yangarra Resources Inc. (the "**Company**"):

1. We have evaluated the Company's Reserves Data as at July 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of July 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% discount rate)			
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of the P&NG Reserves of Yangarra Resources Inc., as of July 31, 2005	Canada	Nil	$28,890	Nil	$28,890

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
September 6, 2005

"*Robert N. Johnson*"
Robert N. Johnson, P.Eng.
Manager, Engineering, and Associate

"*Michael W. Maughan*"
Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience

"*R. Keith Macleod*"
R. Keith Macleod, P.Eng.
Executive Vice-President

REPORT ON RESERVES DATA

To the Board of Directors of TriOil Ltd. (the "**Company**"):

1. We have evaluated the Company's Reserves Data as at July 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable oil and gas reserves estimated as at July 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of July 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% discount rate)			
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of the P&NG Reserves of TriOil Ltd., as of July 31, 2005	Canada	Nil	$16,632	Nil	$16,632

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
September 6, 2005

"*Robert N. Johnson*"
Robert N. Johnson, P.Eng.
Manager, Engineering, and Associate

"*Michael W. Maughan*"
Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience

"*R. Keith Macleod*"
R. Keith Macleod, P.Eng.
Executive Vice-President

TRIOIL LTD.

Instrument of Proxy
For the Special Meeting of Shareholders

The undersigned shareholder of TriOil Ltd. (the "**Corporation**") hereby appoints Joseph Dutton, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or, failing him, Robert Libin, a Director of the Corporation, of Calgary, Alberta, or instead of either of the foregoing, ______________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation (the "**Meeting**"), to be held on November 9, 2005 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned was personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐, with or without variation, the special resolution approving the amalgamation agreement dated August 30, 2005 between the Corporation and Yangarra Resources Inc. ("**Yangarra**"), pursuant to which it is proposed that the Corporation and Yangarra amalgamate to continue as a new corporation which will carry on business under the name "Yangarra Resources Ltd.", all as more particularly described in the joint management information circular of TriOil and Yangarra dated September 30, 2005; and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ______ day of ________________________, 2005.

____
(signature of shareholder)

____
(name of shareholder – please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's President, c/o CIBC Mellon Trust Company, 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

YANGARRA RESOURCES INC.

Instrument of Proxy
For the Special Meeting of Shareholders

The undersigned shareholder of Yangarra Resources Inc. (the "**Corporation**") hereby appoints James G. Evaskevich, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or, failing him, John F.K. Aihoshi, the Chief Financial Officer of the Corporation, of Calgary, Alberta, or instead of either of the foregoing, ____________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation (the "**Meeting**"), to be held on November 9, 2005 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned was personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐, with or without variation, the special resolution approving the amalgamation agreement dated August 30, 2005 between the Corporation and TriOil Ltd. ("**TriOil**"), pursuant to which it is proposed that the Corporation and Yangarra amalgamate to continue as a new corporation which will carry on business under the name "Yangarra Resources Ltd.", all as more particularly described in the joint management information circular of TriOil and Yangarra dated September 30, 2005; and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ______ day of ______________________, 2005.

____
(signature of shareholder)

____
(name of shareholder – please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's President, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

LETTER OF TRANSMITTAL

To accompany certificates representing common shares ("**TriOil Shares**") of TriOil Ltd. ("**TriOil**") issued prior to the amalgamation (the "**Amalgamation**") of TriOil and Yangarra Resources Inc. delivered in exchange for common shares ("**Amalco Shares**") of Yangarra Resources Ltd. ("**Amalco**").

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of TriOil Shares set forth below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

Pursuant to the Amalgamation, shareholders of TriOil ("**TriOil Shareholders**") will receive one (1) Amalco Share for each TriOil Share held by the TriOil Shareholder. All fractions of an Amalco Share that would otherwise result shall be rounded to the nearest whole number of an Amalco Share.

The undersigned authorizes and directs Computershare Investor Services Inc. ("**Computershare**") to issue a certificate for Amalco Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by TriOil.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ______________________

____
Signature of Shareholder

G:\058588\0010\TriOil Letter of Transmittal 01.doc

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of TriOil must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) Amalco reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice:**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, *Hand or Courier***	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

LETTER OF TRANSMITTAL

To accompany certificates representing common shares ("**Yangarra Shares**") of Yangarra Resources Inc. ("**Yangarra**") issued prior to the amalgamation (the "**Amalgamation**") of Yangarra and TriOil Ltd ("**TriOil**") delivered in exchange for common shares ("**Amalco Shares**") of Yangarra Resources Ltd ("**Amalco**").

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Yangarra Shares set forth below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

Pursuant to the Amalgamation, shareholders of Yangarra ("**Yangarra Shareholders**") will receive 0.95 of an Amalco Share for each Yangarra Share held by the Yangarra Shareholder. All fractions of an Amalco Share that would otherwise result shall be rounded to the nearest whole number of an Amalco Share.

The undersigned authorizes and directs Computershare Investor Services Inc. ("**Computershare**") to issue a certificate for Amalco Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Yangarra

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ____________________________

____
Signature of Shareholder

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of Yangarra. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) Amalco reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice:**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Yangarra Resources Inc. concurrently with the filing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 13, 2005.

YANGARRA RESOURCES INC.

By: /s/ James G. Evaskevich
Name: James G. Evaskevich
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press release, dated August 31, 2005
2.1	TriOil's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004
2.2	Report on Reserves Data by Independent Qualified Reserves Evaluator, Sproule Associates Limited dated April 29, 2005 (included in Exhibit 2.1)
2.3	Report of Management and Directors on Reserves Data and Other Information dated April 29, 2005 with respect to TriOil's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004 (included in Exhibit 2.1)
2.4	Audited financial statements of TriOil as at and for the year ended December 31, 2004 and of Predecessor TriOil as at and for the year ended 2003 and the initial five month period ended December 31, 2002, together with the notes thereto and the auditors' reports thereon
2.5	Management's Discussion and Analysis of the financial conditions and results of operations of TriOil for the year ended December 31, 2004 and of Predecessor TriOil for the year ended December 31, 2003 and the five month period ended 2002
2.6	Financial statements of Entrada as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' reports thereon
2.7	Managements' discussion and analysis of the financial conditions and results of operations of Entrada for the years ended December 31, 2003 and 2002
2.8	Unaudited interim financial statements of TriOil as at and for the six months ended June 30, 2005, together with the notes thereto
2.9	Managements' discussion and analysis of the financial conditions and results of operations of TriOil as at and for the six months ended June 30, 2005
2.10	TriOil's information circular and proxy statement dated May 11, 2005 relating to the annual meeting of shareholders held on June 23, 2005
2.11	Yangarra's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004
2.12	Report on Reserves Data by Independent Qualified Reserves Evaluator, Sproule Associates Limited dated March 10, 2005
2.13	Report of Management and Directors on Reserves Data and Other Information dated March 10, 2005 with respect to Yangarra's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004
2.14	Audited financial statements of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon
2.15	Management's discussion and analysis of the financial conditions and results of operations of Yangarra as at and for the years ended December 31, 2004, 2003 and 2002
2.16	Unaudited interim financial statements of Yangarra as at and for the six months ended June 30, 2005, together with the notes thereto
2.17	Management discussion and analysis of the financial conditions and results of operations of Yangarra as at and for the six months ended June 30, 2005
2.18	Yangarra's information circular and proxy statement dated May 17, 2005 relating to the annual meeting of shareholders held on June 28, 2005

EXHIBIT 1.1

YANGARRA RESOURCES INC.

Suite 1530, 715 – 5 Avenue S.W. Calgary, Alberta T2P 2X6
Phone: (403) 262-9558 Fax: (403) 262-8281
Webpage: www.yangarra.ca Email: info@yangarra.ca



TriOil
LTD.

For Immediate Release

Yangarra Resources Inc. and TriOil Ltd. Announce Proposed Amalgamation

August 31, 2005
Calgary, Alberta

Yangarra Resources Inc. ("Yangarra") (TSX-V: AYX) and **TriOil Ltd. ("TriOil") (TSX-V: TRY)** are pleased to announce that they have entered into an amalgamation agreement dated August 30, 2005 (the "Amalgamation Agreement") pursuant to which they have agreed to amalgamate (the "Amalgamation") and form a new oil and natural gas exploration and development company under the name "Yangarra Resources Ltd.("Amalco").

The Amalgamation

Pursuant to the terms of the Amalgamation, TriOil shareholders will receive 1.0 common share of Amalco for each 1.0 common share of TriOil after completion of the amalgamation and shareholders of Yangarra will receive 0.95 common shares of Amalco for each common share of Yangarra owned. After the completion of the Amalgamation, Amalco will have approximately 53,972,000 common shares outstanding on a basic basis.

Completion of the Amalgamation is subject to a number of conditions, including but not limited to, TSX Venture Exchange Inc. acceptance, approval of the shareholders of each of Yangarra and TriOil by special resolution (66 2/3%), and other customary conditions and regulatory approvals. Each of Yangarra and TriOil intends to hold a special meeting of shareholders in early November 2005 to consider the Amalgamation. Subject to receipt of all approvals, closing is anticipated to occur on or before November 15, 2005.

About Amalco

Amalco will have 750 boe/d of net production with an additional 100 boe/d of net production behind pipe, which is scheduled to be on stream by completion of the Amalgamation.

Amalco will have a combined 1,574 Mboe of proven reserves and 1,271 Mboe of probable reserves, for a total net present value (NAV) of $45,522,000 discounted at 10%, based on reserve reports for Yangarra and TriOil prepared by Sproule Associates Limited ("Sproule") effective July 31, 2005. The combined undeveloped land value based on independent land evaluations prepared by Seaton-Jordan & Associates Ltd. ("Seaton-Jordan") effective July 27, 2005 is $5,470,074. Accordingly, based on the reports of Sproule and Seaton-Jordan, and June 30, 2005 financial statements Amalco will have a net asset value of $0.80 per share (basic) on a proforma basis. Based on June 30, 2005 financial statements for TriOil and Yangarra, Amalco would have a working capital deficiency, including bank debt, of $7,700,000, after taking into account $712, 500 in warrant exercise proceeds received by Yangarra subsequent to June 30, 2005. Amalco, based on June 30, 2005 production exit rates, and utilizing second quarter production net backs, will have a debt to cashflow ratio of less than 1.0 to 1.0.

The board of directors of Yangarra and TriOil are of the view that the Amalgamation will provide Amalco with a stronger management team, an expanded and more focused technical team, significant general and administrative savings, and greater financial flexibility.

The board of directors of Amalco will consist of five members, including James G. Evaskevich, Robert D. Weir, Gordon A. Bowerman, Joseph M. Dutton, and Douglas Stuve.

The Management team of Amalco will include James G. Evaskevich as President and CEO, John Aihoshi as Chief Financial Officer, Robert D. Weir as Vice-President, Engineering, and Don Poruchny as Vice-President, Exploration.

Management and Board Recommendations

The Amalgamation has the unanimous support of the board of directors of both Yangarra and TriOil.

Both Yangarra and TriOil established special committees consisting of independent directors to review and make recommendations with respect to the Amalgamation, as Messrs. Evaskevich and Weir, directors, officers and shareholders of Yangarra, are also directors and shareholders of TriOil. Yangarra's special committee was Gordon Bowerman and TriOil's special committee was Robert Libin.

Each of Yangarra and TriOil engaged Sproule and Seaton-Jordan to evaluate their oil and gas reserves and undeveloped land, respectively. The Yangarra special committee engaged Raymond James Ltd. ("Raymond James") as financial advisor and the TriOil special committee engaged Woodstone Capital Inc. ("Woodstone") as financial advisor. Raymond James has provided the Yangarra board of directors with its verbal opinion, subject to its review of the final form of the documents effecting the Amalgamation, that the consideration to be received by Yangarra shareholders pursuant to the Amalgamation is fair, from a financial point of view. Woodstone has provided the TriOil board of directors with its verbal opinion, subject to its review of the final form of the documents effecting the Amalgamation, that the consideration to be received by TriOil shareholders pursuant to the Amalgamation is fair, from a financial point of view.

The board of directors of Yangarra has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Yangarra shareholders vote their Yangarra shares in favour of the Arrangement.

The board of directors of TriOil has concluded that the Arrangement is in the best interests of its shareholders and will recommend that TriOil shareholders vote their TriOil shares in favour of the Arrangement.

Yangarra's Reserves

The tables below summarize Yangarra's working interest and net reserves and the present value of future cash flows before the deduction of income taxes and including ARTC from the July31 report prepared by Sproule using the Sproule June 30, 2005 price forecast and cost assumptions in accordance with National Instrument 51-101.

Summary of Reserves at July 31, 2005 (escalated price case)

	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
	WI	**Net**	**WI**	**Net**	**WI**	**Net**
Proved Developed Producing	147.5	103.8	2,928	2,349	635.5	495.2
Proved Developed Non-producing	53.5	47.3	224	180	90.9	77.3
Proved Undeveloped	34.2	23.4	2,393	2,076	433.0	369.4
Total Proved	235.1	174.5	5,545	4,605	1,159.3	941.9
Probable	195.9	133.8	4,859	3,990	1,005.7	798.8
Total Proved Plus Probable	431.0	308.2	10,404	8,595	2,165.0	1,740.7

Summary of Present Value of Cash Flows at July 31, 2005 (escalated price case including ARTC)

	Future Cash Flow from Reserves Before Deduction of Income Tax Discounted At				
($000s)	**0%**	**5%**	**10%**	**15%**	**20%**
Proved Developed Producing	16,776	14,680	13,184	12,040	11,127
Proved Developed Non-producing	2,537	1,931	1,563	1,320	1,147
Proved Undeveloped	5,435	3,769	2,676	1,908	1,344
Total Proved	24,749	20,379	17,422	15,268	13,619
Probable	21,547	15,101	11,468	9,103	7,440
Total Proved Plus Probable	46,296	35,480	28,890	24,371	21,059

The tables below summarize Yangarra's working interest and net reserves and the present value of future cash flows before the deduction of income taxes and including ARTC from the July 31, 2005 Sproule report using the June 30, 2005 posted prices and cost assumptions in accordance with National Instrument 51-101.

Summary of Reserves at July 31, 2005 (constant price case)

	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
	WI	**Net**	**WI**	**Net**	**WI**	**Net**
Proved Developed Producing	147.7	103.5	2,932	2,351	636.3	495.2
Proved Developed Non-producing	53.5	47.0	224	180	90.9	77.1
Proved Undeveloped	34.2	23.4	2,394	2,078	433.3	369.7
Total Proved	235.3	173.8	5,551	4,609	1,160.5	942.0
Probable	196.4	132.7	4,870	4,001	1,008.1	799.4
Total Proved Plus Probable	431.7	306.5	10,422	8,610	2,168.6	1,741.3

Summary of Present Value of Cash Flows at July 31, 2005 (constant price case including ARTC)

($000s)	Future Cash Flow from Reserves Before Deduction of Income Tax Discounted At				
	0%	5%	10%	15%	20%
Proved Developed Producing	17,533	15,069	13,326	12,010	10,974
Proved Developed Non-producing	3,213	2,367	1,867	1,542	1,316
Proved Undeveloped	6,352	4,308	2,992	2,083	1,424
Total Proved	27,098	21,745	18,185	15,635	13,714
Probable	24,184	16,957	12,794	10,068	8,153
Total Proved Plus Probable	51,282	38,702	30,979	25,703	21,867

TriOil's Reserves

The tables below summarize TriOil's working interest and net reserves and the present value of future cash flows before the deduction of income taxes and including ARTC from the July 31 report prepared by Sproule using the Sproule June 30, 2005 price forecast and cost assumptions in accordance with National Instrument 51-101.

Summary of Reserves at July 31, 2005 (escalated price case)

	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
	WI	Net	WI	Net	WI	Net
Proved Developed Producing	4.7	3.4	1,840	1,574	311.4	265.7
Proved Developed Non-producing	8.3	5.8	426	362	79.3	66.1
Proved Undeveloped	0.0	0.0	2,080	1,802	346.7	300.4
Total Proved	13.0	9.2	4,347	3,739	737.5	632.3
Probable	2.4	1.7	3,280	2,828	549.1	473.0
Total Proved Plus Probable	15.4	10.9	7,627	6,567	1,286.6	1,105.4

Summary of Present Value of Cash Flows at July 31, 2005 (escalated price case including ARTC)

($000s)	Future Cash Flow from Reserves Before Deduction of Income Tax Discounted At				
	0%	5%	10%	15%	20%
Proved Developed Producing	8,000	7,307	6,742	6,272	5,876
Proved Developed Non-producing	2,107	1,557	1,225	1,009	860
Proved Undeveloped	4,562	3,720	3,052	2,516	2,084
Total Proved	14,668	12,584	11,019	9,798	8,820
Probable	9,614	7,243	5,614	4,444	3,576
Total Proved Plus Probable	24,282	19,828	16,632	14,242	12,395

The tables below summarize TriOil's working interest and net reserves and the present value of future cash flows before the deduction of income taxes and including ARTC from the July 31, 2005 Sproule report using the June 30, 2005 posted prices and cost assumptions in accordance with National Instrument 51-101.

Summary of Reserves at July 31, 2005 (constant price case)

	Oil & NGLs (mbbls)		Natural Gas (mmcf)		Oil Equivalent (mboe)	
	WI	**Net**	**WI**	**Net**	**WI**	**Net**
Proved Developed Producing	4.8	3.4	1,841	1,575	311.6	265.9
Proved Developed Non-producing	8.3	5.8	427	363	79.4	66.2
Proved Undeveloped	0.0	0.0	2,084	1,805	347.3	300.8
Total Proved	13.0	9.1	4,351	3,742	738.2	632.9
Probable	2.4	1.7	3,282	2,829	549.4	473.3
Total Proved Plus Probable	15.4	10.9	7,633	6,572	1,287.7	1,106.2

Summary of Present Value of Cash Flows at July 31, 2005 (constant pricej case including ARTC)

	Future Cash Flow from Reserves Before Deduction of Income Tax Discounted At				
($000s)	**0%**	**5%**	**10%**	**15%**	**20%**
Proved Developed Producing	7,739	6,941	6,306	5,790	5,364
Proved Developed Non-producing	2,191	1,595	1,236	1,003	842
Proved Undeveloped	4,912	3,846	3,037	2,413	1,922
Total Proved	14,842	12,382	10,579	9,206	8,128
Probable	10,577	7,806	5,933	4,608	3,637
Total Proved Plus Probable	25,419	20,188	16,512	13,812	11,765

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that estimating oil and gas reserves requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect as further information becomes available, and as the economic environment changes.

For further information contact:

Yangarra Resources Inc.
Suite 1530, 715 – 5 Avenue S.W.
Calgary, AB T2P 2X6
Attn: James G. Evaskevich
Telephone: (403) 262-9558 ext. 224

TriOil Ltd.
Suite 2920, 205 – 5 Avenue S.W.
Calgary, AB T2P 2V7
Attn: Joseph Dutton
Telephone: (403) 265-5663

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The common shares of Amalco will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

Investors are cautioned that, except as disclosed in the Information Circular to be prepared in connection with the Amalgamation, any information released or received with respect to the Amalgamation may not be accurate or complete and should not be relied upon. Trading in the securities of Yangarra and TriOil should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the Business Combination and has neither approved nor disapproved the contents of this press release.

EXHIBIT 2.1



TriOil LTD.

Statement of Reserves Data and Other Oil and Gas Information

Effective December 31, 2004

Prepared on and Dated April 29, 2005

TABLE OF CONTENTS

	Page
Report of Management and Directors on Reserves Data and Other Information	3
Report on Reserves Data	5
Statement of Reserves Data And Other Oil and Gas Information	7
Disclosure of Reserves Data	7
Definitions and Other Notes	10
Pricing Assumptions	16
Reconciliations of Changes in Reserves and Future Net Revenue	18
Additional Information Relating to Reserves Data	19
Undeveloped Reserves	19
Significant Factors or Uncertainties	19
Future Development Costs	20
Other Oil and Gas Information	20
Description of Properties	20
Oil and Gas Wells	23
Properties with no Attributable Reserves	23
Forward Contracts	23
Additional Information Concerning Abandonment and Reclamation Costs	24
Capital Expenditures	25
Exploration and Development Activities	26
Production Estimates	26
Production History	27

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of TriOil Ltd. (the "**Company**") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities with this report.

The Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Joseph Dutton" President and Chief Executive Officer	(signed) "Jeff Wallace" Vice-President, Exploration
(signed) "Robert Libin" Director	(signed) "James Evaskevich" Director

April 29th, 2005

REPORT ON RESERVES DATA

To the Board of Directors of TriOil Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	January to March, 2005	Canada	nil	M$ 12,024	**nil**	M$ 12,024

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) " Robert N. Johnson, P.Eng.
Project Leader, Manager, Engineering,
and Corporate Secretary"

(signed) Michael W. Maughan,
C.P.G., P.Geol. Manager,
Geoscience, and Associate

(signed) Harry J. Helwerda, P.Eng.
Vice-President, Engineering,
Canada and U.S.

Sproule Associates Limited

Calgary, Alberta

April 29, 2005

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is as follows. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is March 9, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Sproule Associates Limited ("Sproule") with an effective date of December 31, 2004 contained in a report of Sproule dated March 9, 2005 (the "Sproule Report"). The Reserves Data summarizes the liquids and natural gas reserves of TriOil Ltd. ("TriOil" or the "Company") and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. TriOil engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Company's reserves are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2004
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	-	-	-	-	2,304	1,971	-	-
Developed Non-Producing	-	-	-	-	362	298	9.5	6.6
Undeveloped	-	-	-	-	3,193	2,797	4.5	3.1
TOTAL PROVED	-	-	-	-	5,859	5,066	14.0	9.7
PROBABLE	-	-	-	-	3,262	2,871	2.1	1.4
TOTAL PROVED PLUS PROBABLE	-	-	-	-	9,121	7,937	16.1	11.2

NET PRESENT VALUES OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED										
Developed Producing	8.57	7.57	6.79	6.17	5.67	8.17	7.20	6.45	5.86	5.38
Developed Non-Producing	2.13	1.67	1.36	1.14	0.99	1.51	1.16	0.93	0.77	0.66
Undeveloped	6.89	5.01	3.67	2.69	1.95	4.64	3.23	2.22	1.48	0.93
TOTAL PROVED	17.60	14.24	11.82	10.00	8.61	14.32	11.58	9.60	8.11	6.97
PROBABLE	11.05	7.59	5.43	4.02	3.05	7.46	5.06	3.56	2.58	1.91
TOTAL PROVED PLUS PROBABLE	28.65	21.84	17.25	14.02	11.66	21.78	16.65	13.16	10.69	8.88

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	38,659	3,394	10,730	6,008	928	17,598	3,279	14,319
Proved Plus Probable Reserves	59,855	5,058	16,791	8,221	1,138	28,647	6,869	21,778

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	11,179
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	16,388

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	-	-	-	-	2,205	1,878	-	-
Developed Non-Producing	-	-	-	-	362	298	9.5	6.6
Undeveloped	-	-	-	-	3,193	2,797	4.5	3.1
TOTAL PROVED	-	-	-	-	5,760	4,973	14.0	9.7
PROBABLE	-	-	-	-	3,239	2,850	2.1	1.4
TOTAL PROVED PLUS PROBABLE	-	-	-	-	8,999	7,823	16.1	11.2

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED										
Developed Producing	6.70	6.13	5.65	5.25	4.91	6.51	5.95	5.47	5.07	4.73
Developed Non-Producing	1.66	1.31	1.09	0.92	0.81	1.40	1.08	0.86	0.72	0.61
Undeveloped	3.45	2.47	1.72	1.14	0.69	2.29	1.50	0.90	0.43	0.07
TOTAL PROVED	11.80	9.90	8.45	7.31	6.41	10.21	8.52	7.23	6.22	5.41
PROBABLE	6.98	4.93	3.57	2.64	1.99	4.74	3.30	2.33	1.66	1.19
TOTAL PROVED PLUS PROBABLE	18.78	14.84	12.02	9.96	8.40	14.95	11.82	9.55	7.88	6.61

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	34,192	3,801	11,372	6,069	1,148	11,802	1,592	10,210
Proved Plus Probable Reserves	52,708	5,577	18,536	8,334	1,484	18,778	3,824	14,953

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,874
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	11,256

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this Statement of Reserves Data, the following definitions and other notes are applicable.

The following definitions form the basis of our classification of reserves and values presented in this report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM ("CIM"), incorporated in the Society of Petroleum Evaluation Engineers ("SPEE") Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and specified by National Instrument 51-101 ("NI 51-101").

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology;
- specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed; and
- a remaining reserve life of 50 years.

Reserves are classified according to the degree of certainty associated with the estimates.

1. **Proved Reserves**

   Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

2. **Probable Reserves**

   Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3. **Possible Reserves**

   Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Possible reserves have not been considered in this report.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

4. **Developed Reserves**

   Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

5. **Developed Producing Reserves**

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6. **Developed Non-Producing Reserves**

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7. **Undeveloped Reserves**

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

8. **Levels of Certainty for Reported Reserves**

The qualitative certainty levels contained in the definitions in Sections 1, 2 and 3 are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

a. There is a 90% probability that at least the estimated proved reserves will be recovered.

b. There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c. There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

9. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

10. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

11. **Company Gross Reserves** are the Company's working interest share of the remaining reserves, before deduction of any royalties.

12. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

13. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

14. **Fair Market Value** is defined as the price at which a purchaser seeking an economic and commercial return on investment would be willing to buy, and a vendor would be willing to sell, where neither is under compulsion to buy or sell and both are competent and have reasonable knowledge of the facts.

15. **Barrels of Oil Equivalent (BOE) Reserves** – BOE is the sum of the oil reserves, plus the gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels or thousands of barrels.

16. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "- Pricing Assumptions" identifies benchmark reference pricing that apply to the Company.

17. Constant prices and costs

Prices and costs used in an estimate that are:

(c) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(d) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Company's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

18. The Alberta royalty tax credit (ARTC) is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Company qualifies for the maximum ARTC.

19. Future income tax expense

Future income tax expenses estimate:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances;

(d) applying to the future pre-tax net cash flows relating to the Company's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

20. "Development well" means a well that is not a development well, a service well or a stratigraphic test well.

21. "Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

    (a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

    (b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

    (c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

    (d) provide improved recovery systems.

22. "Exploration well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

23. "Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

    (a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

    (b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

    (c) dry hole contributions and bottom hole contributions;

    (d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

24. "Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

25. Numbers may not add due to rounding.

26. The estimates of future net revenue presented in the tables above do not represent fair market value.

Pricing Assumptions

The following table sets forth the benchmark reference prices, as at December 31, 2004, reflected in the Reserves Data. These price assumptions were provided to the Company by Sproule, the Company's independent qualified evaluator.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

	OIL								
Year	WTI Cushing Okla-homa ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/ MMBtu)	Pro-pane ($Cdn /bbl)	Butanes ($Cdn/ bbl)	Pentanes Plus $Cdn/ bbl)	Ex-change Rate[1] ($US/ $Cdn)
Historical [2]									
2004	44.04	46.51	15.26	32.10	6.78	36.11	51.80	39.78	0.832

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

(2) As at December 31.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004
FORECAST PRICES AND COSTS

	OIL									
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/ bbl)	Natural Gas AECO Gas Price ($Cdn/ MMBtu)	Propane ($Cdn/ bbl)	Butan es ($Cdn/ bbl)	Pentanes Plus ($Cdn/ bbl)	Inflation Rates[1] %/Year	Ex-change Rate[2] ($US/ $Cdn)
Forecast										
2005	44.29	51.25	28.91	44.53	6.97	32.09	38.20	52.49	2.5	0.84
2006	41.60	48.03	28.12	41.87	6.66	30.07	34.01	49.19	2.5	0.84
2007	37.09	42.64	26.19	37.27	6.21	26.70	30.20	43.67	2.5	0.84
2008	33.46	38.31	25.06	33.43	5.73	23.98	27.13	39.23	2.5	0.84
2009	31.84	36.36	23.60	31.70	5.37	22.76	25.75	37.24	1.5	0.84
Thereafter		Various	escalation	rates						

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

The weighted average historical price realized by the Company for the year ended December 31, 2004, was $6.50/Mcf for natural gas.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
CONSTANT PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31 2003	-	-	-	-	-	-	3,975	3,826	7,801
Extensions	-	-	-	-	-	-	409	76	485
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	(589)	(1,554)	(2,143)
Discoveries	-	-	-	-	-	-	408	210	618
Acquisitions	-	-	-	-	-	-	1,076	313	1,389
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	(213)	-	(213)
December 31, 2004	-	-	-	-	-	-	5,066	2,871	7,937

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2004 (M$)
Estimated Future Net Revenue at Beginning of Year	6,304
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(1,162)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(340)
Changes in Previously Estimated Development Costs Incurred During the Period	1,435
Changes in Estimated Future Development Costs	(4,344)
Extensions and Improved Recovery	642
Discoveries	641
Acquisitions of Reserves	3,204
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	(922)
Accretion of Discount	514
Net Change in Income Taxes	1,857
Net Changes in Income Taxes for Current Period	462
Other Significant Changes	1,309
Estimated Future Net Revenue at End of Year	9,600

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Company in the most recent five financial years and, in the aggregate, before that time.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	BOE
Prior thereto					
2002					
2003	-	-	3,392	-	565.3
2004	-	-	3,193	4.5	536.7

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	BOE
Prior thereto					
2003	-	-	3,262	-	543.7
2004	-	-	3,118	0.7	520.4

Significant Factors or Uncertainties

The Company does not anticipate that any significant economic factors or other significant uncertaines will affect any particular components of its Reserves Data. However, the Company's reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Company's control.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs	
	Proven Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	3,568	3,407	3,681	3,509	3,568	3,407
2006	2,501	2,181	4,654	4,051	2,440	2,127
Total	**6,069**	**5,588**	**8,334**	**7,560**	**6,008**	**5,534**

It is currently anticipated that the Company's source of funding for the future development cost of the Company's reserves will be derived from a combination of cash flow and possibly new equity. The Company does not anticipate that the cost of funding referenced above will materially affect the Company's disclosed reserves and future net revenues or will make the development of any of the Company's properties uneconomic.

Other Oil and Gas Information

DESCRIPTION OF PROPERTIES

The following is description of the Company's principal oil and natural gas properties and facilities for the year ending December 31, 2004. The term "net" when used to describe the Company's share of production, means the total of the Company's working interest share before deducting crown, freehold or any other overriding royalties. Remaining reserves are stated as the Company's working interest share net of royalties. These reserve figures are from the Sproule Associates Limited report as of December 31, 2004.

Medicine Hat Area - Southern Alberta (Twp 9 Rge 6W4M)

The Company has a 50% working interest position in a primarily shallow gas project 30 Km South of the City of Medicine Hat. Property details are as follows:

Approximately 130 sections (83,000 acres) of crown and freehold lands with a combination of both shallow and deep gas rights (approximately 27,000 acres out of a total of 83,000 acres have deep gas rights).

- 55 wells drilled and / or re-entered in the development of the property with 10 of these wells drilled in November 2004.
- 28 wells producing from the Medicine Hat / Second White Specks Formations. Three wells completed and producing from the Sawtooth, Sunburst, and Belly River Formations.

- 960 mcf/d (160 BOE/d) net production to TriOil (December 31, 2004).
- Compressor station with 4 mmcf / day capacity expandable to 8 mmcf / day.
- Water injection facility.

The Company's proved plus probable reserves for the Medicine Hat property are estimated at 7,439 MMcf (1,240 MBOE).

In March 2005, two deep wells were drilled and completed increasing the Company's production from the property to 1.2 mmcf/d (200 BOE/d). In addition, 50 Km of trade seismic data has been purchased to further evaluate existing lands and support farm–in opportunities in the surrounding area. Future drilling plans are for a 10 -15 well shallow drilling program to commence mid year.

Bigstone – West Central Alberta (Twp 60 Rge 21W5M)

The Bigstone area is located in West central Alberta approximately 210 Km Northwest of Edmonton. Recent activity for TriOil includes the drilling of a new well and the purchase of two sections of land in December 2004 and January 2005. The Company now has a 25% working interest in two wells and three sections of land. The new 10-34 well was pipelined and put on production in March 2005 and is currently producing 207 mcf/d and 4 bbl/d natural gas liquids (38 BOE/d) net to TriOil. The existing 4-34 well will be put on production pending AEUB downspacing approval. TriOil's proved plus probable reserves are estimated at 608 MMcf of gas and 16.1 Mbbl natural gas liquids (117 MBOE) for the Bigstone property including both the 10-34 and 4-34 wells.

In 2005, plans include a summer seismic program to evaluate undeveloped lands and potential farm-in negotiations.

Mundare(Inland) – East Central Alberta (Twp 51 Rge 16W4M)

TriOil has a 22.5 to 50 % working interest position in 9 1/4 sections (5920 acres) of land with multi zone gas potential approximately 80 Km East of Edmonton. During 2004, TriOil participated in a pooling and farm- in agreement which increased TriOil's land holdings and led to the successful drilling of the 2-26-51-16W4M well. The property currently produces from 4 wells and as of December 31, 2004 Company net production from the area was 500 mcf /d (83 BOE/d). The Company's proved plus probable reserves are 389 MMcf (65 MBOE).

Two additional locations have been identified and licensed at 6-29-51-16W4M and 7-20-51-16W4M. Drilling operations commenced in March 2005 on the 6-29 well which was subsequently cased and is now awaiting completion. The 7-20 location is to be drilled mid 2005. One additional prospective section of land was purchased recently at a Crown land sale and a summer seismic program is currently being planned.

Jaslan – North Central Alberta (Twp 67 Rge 19W4M)

The Jaslan property is located 120 Km North of Edmonton and consists of 7 sections (4480 acres) of land at 37.5% working interest. The area has multi-zone potential and shallow drilling depths up to 600m. As of December 31, 2004 the property is producing gas from the Colony Formation in the 10-24-67-20W4M well at a rate of 116 mcf/day (19 BOE/d) net to TriOil. The Company's proved plus probable reserves are estimated at 255 MMcf (43 MBOE).

One new location is licensed and to be drilled in mid 2005 at 3-36-67-20W4M.

Viking South – East Central Alberta (Twp 46 Rge 9W4M)

The Viking South area is located in East Central Alberta 140 Km Southeast of Edmonton. TriOil holds a 25% working interest position in 1280 acres. The property produces from the 02/7-10-46-9W4M well from both the Colony and Sparky formations. Production as of December 31, 2004 was 50 mcf / day (8 BOE/d) net to TriOil. TriOil's proved plus probable reserves are estimated at 51 MMcf (9 MBOE).

Section 12-46-9W4M was acquired in a September 2004 and the 10-12-46-9W4M location was subsequently drilled in March 2005. Wireline logging indicates the presence of hydrocarbon and completion of the well is planned for May 2005.

Provost – East Central Alberta (Twp 39 Rge 13 W4M)

TriOil's Provost property is situated in east central Alberta 320 Km Northeast of Calgary. TriOil has a 37.5% working interest in 960 acres of land and one producing well from the Viking Formation. At December 31, 2004 production from the 12-5-39-13W4M was 150 mcf/day (25 BOE/d) net to TriOil. The Company's proved plus probable reserves are estimated at 257 MMcf (43 MBOE).

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	-	-	-	-	38	18	27	13

Properties with no Attributable Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	22,080	10,016	81,760	39,004	103,840	49,020

There are no material work commitments (including bonding requirements) on the undeveloped land holdings disclosed above.

The Company expects that rights to explore, develop and exploit 1,190 net acres of its undeveloped land holdings will expire by December 31, 2005.

Forward Contracts

The Company is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. In addition, TriOil does not have any transportation obligations or commitments for future physical deliveries of oil or gas that exceed TriOil's expected related future production from its proved reserves, estimated using forecast prices and costs.

Additional Information Concerning Abandonment and Reclamation Costs

Future Abandonment Costs

	Forecast		
	Proved[1]	Probable	Proved + Probable
	($)	($)	($)
2005	15,000	(15,000)	0
2006	0	15,000	15,000
2007	8,000	(8,000)	0
2008	7,000	(7,000)	0
2009	25,000	(17,000)	7,000
Remaining	1,093,000	369,000	1,462,000
Total	1,148,000	336,000	1,484,000
Discounted @ 10%	394,000	(33,000)	361,000

(1) Producing and Non-Producing.

Future Abandonment Costs

	Constant		
	Proved[1]	Probable	Proved + Probable
	($)	($)	($)
2005	15,000	(15,000)	0
2006	0	15,000	15,000
2007	8,000	(8,000)	0
2008	0	0	0
2009	23,000	(23,000)	0
Remaining	882,000	241,000	1,123,000
Total	928,000	210,000	1,138,000
Discounted @ 10%	298,000	(40,000)	258,000

(1) Producing and Non-Producing.

The Company prepares an internal detailed engineering estimate for abandonment and reclamation costs. In preparation of these estimates the values are compared for reasonableness to the Alberta Energy and Utilities Board's published estimates for abandonment and reclamation costs for various types of wells in its Licensee Liability Rating Program. The Company supplies this information to the evaluator who uses this in preparation of his own estimate.

Costs to abandon and reclaim suspended wells, gathering systems, batteries, plants or processing facilities are not included in the evaluation; these costs are expected to be offset in the aggregate by proceeds from the sale of surface equipment. In addition, no allowance for salvage has been made in the evaluation.

Ultimately all wells will require abandonment and reclamation. A provision of $1,148,000 (undiscounted) is included in the estimates of future net revenue for proved reserves, $394,000 discounted at 10%.

In addition, $582,547 is included as a liability in the corporate financial statements for asset retirement obligation. This amount includes abandonment and site reclamation costs reflected in the independent evaluator's report plus abandonment and reclamation obligations not evaluated in the evaluator's report.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2004:

Property acquisition costs	
Proved properties	$ 1,678,395
Undeveloped properties	263,175
Exploration costs	1,364,300
Development costs	1,328,140
Total	$4,634,010

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Company participated during the year ended December 31, 2004:

	Gross	Net
Light and Medium Oil	-	-
Natural Gas	16	7.6
Service	1	0.5
Dry	-	-
Total:	17	8.1

Production Estimates

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data".

	Light and Medium Oil *(Bbls/d)*	Heavy Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
Medicine Hat	-	-	1,458	-	243
Other	-	-	901	4	154
2005	-	-	2,359	4	397

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
(6:1)	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production				
Light and Medium Crude Oil (Bbls/d)	-	-	-	-
Heavy Oil (Bbls/d)	-	-	-	-
Gas (Mcf/d)	1,193	864	619	679
NGLs (Bbls/d)	0.6	-	-	-
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	-	-	-	-
Heavy Oil ($/Bbl)	-	-	-	-
Gas ($/Mcf)	6.54	6.07	6.88	6.81
NGLs ($/Bbl)	-	-	-	-
Royalties				
Light and Medium Crude Oil ($/Bbl)	-	-	-	-
Heavy Oil ($/Bbl)	-	-	-	-
Gas ($/Mcf)	0.69	0.71	1.87	0.16
NGLs ($/Bbl)	-	-	-	-
Operating expenses				
Light and Medium Crude Oil ($/Bbl)	-	-	-	-
Heavy Oil ($/Bbl)	-	-	-	-
Gas ($/Mcf)	1.87	1.26	2.51	2.49
NGLs ($/Bbl)	-	-	-	-
Netback Received				
Light and Medium Crude Oil ($/Bbl)	-	-	-	-
Heavy Oil ($/Bbl)	-	-	-	-
Gas ($/Mcf)	3.98	4.10	2.50	4.16
NGLs ($/Bbl)	-	-	-	-

The following table indicates the Company's average daily sales from its important fields for the year ended December 31, 2004:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Medicine Hat	-	-	645	-	107
Mundare (Inland)	-	-	157(1)	-	26
Jaslan	-	-	128(1)	-	21
Viking South	-	-	54(1)	-	9
Provost	-	-	119(1)	-	20
Total					183

(1) Based on sales from September 1 through December 31, 2004. Date of Amalgamation - August 13, 2004.

EXHIBIT 2.4

TriOil Ltd.
Financial Statements
For the years ended December 31, 2004
and 2003

Contents

Auditors' Report	2
Financial Statements	
Balance Sheets	3
Statements of Operations and Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 17

Auditors' Report

To the Shareholders of
TriOil Ltd.

We have audited the balance sheet of TriOil Ltd. as at December 31, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures included herein for the year ended December 31, 2003 were reported on by another firm of Chartered Accountants who issued their report without reservation on April 22, 2004.

Signed "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
April 11, 2005

	2004	2003 Restated *(note 3)*
Assets		
Current		
Cash	$ **2,952,546**	$ 15,836
Accounts receivable	**332,416**	30,664
Prepaid expenses and deposits	**72,708**	23,929
	3,357,670	70,429
Goodwill *(note 4)*	**396,208**	-
Property and equipment *(note 5)*	**12,108,634**	5,430,527
	$ **15,862,512**	$ 5,500,956
Liabilities		
Current		
Accounts payable and accrued liabilities *(note 12)*	$ **2,271,610**	$ 1,372,714
Asset retirement obligation *(note 6)*	**582,547**	184,088
Future income tax liability *(note 10)*	**2,001,127**	148,399
	4,855,284	1,705,201
Shareholders' Equity		
Equity instruments *(note 8)*	**11,631,599**	4,283,795
Contributed surplus *(note 9)*	**60,760**	-
Deficit	**(685,131)**	(488,040)
	11,007,228	3,795,755
	$ **15,862,512**	$ 5,500,956

Approved on behalf of the Board:

"Signed"
Joseph Dutton, Director

"Signed"
James G. Evaskevich, Director

TriOil Ltd.
Statements of Operations and Deficit
For the years ended December 31

	2004	2003 Restated *(note 3)*
Revenue		
Petroleum and natural gas sales	$ 2,010,645	$ 92,497
Royalties	(247,518)	(1,968)
	1,763,127	90,529
Interest income	3,688	240
	1,766,815	90,769
Expenses		
Production	480,820	151,248
Transportation costs	119,811	5,243
General and administrative	512,518	146,960
Interest	13,743	23,536
Stock-based compensation	60,760	-
Depletion and depreciation	931,798	47,956
Accretion	20,752	22,995
	2,140,202	397,938
Loss before income taxes	(373,387)	(307,169)
Income taxes		
Current income tax recovery	-	(21,997)
Future income tax (recovery) provision *(note 10)*	(176,296)	74,899
	(176,296)	52,902
Net loss for the year	(197,091)	(360,071)
Deficit, beginning of year	(488,040)	(142,750)
Retroactive application of change in accounting policy *(note 3)*	-	14,781
Deficit, beginning of year, restated	(488,040)	(127,969)
Deficit, end of year	$ (685,131)	$ (488,040)
Loss per share – basic and diluted *(note 8)*	$ (0.03)	$ (0.03)

The accompanying notes are an integral part of the financial statements.

	2004	2003 Restated *(note 3)*
Operating		
Net loss for the year	$ **(197,091)**	$ (360,071)
Add back non-cash items		
Stock-based compensation	**60,760**	-
Depletion and depreciation	**931,798**	47,956
Accretion	**20,752**	22,995
Future income tax provision	**(176,296)**	74,899
	639,923	(214,221)
Change in non-cash working capital *(note11)*	**25,667**	(295,103)
	665,590	(509,324)
Financing		
Issue of equity instruments	**6,828,050**	-
Equity instrument issue costs	**(383,842)**	-
Repayment of debt	**-**	(1,057,004)
Repayment of shareholder advances	**-**	(4,960)
Change in non-cash working capital *(note 11)*	**26,000**	-
	6,470,208	(1,061,964)
Investing		
Expenditures on property and equipment	**(4,745,035)**	(206,200)
Proceeds on sale of property and equipment	**-**	1,057,004
Cash acquired *(note 4)*	**107,291**	-
Expenditures on acquisition *(note 4)*	**(162,557)**	-
Changes in non-cash working capital *(note 11)*	**601,213**	1,327,714
	(4,199,088)	2,178,518
Increase in cash during the year	**2,936,710**	607,230
Cash, beginning of year	**15,836**	(591,394)
Cash, end of year	$ **2,952,546**	$ 15,836

Supplemental cash flow information		
Interest paid	$ **3,451**	$ 23,536

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations and Basis of Presentation

TriOil Ltd. (the "Company") was formed by the amalgamation on August 13, 2004 (note 4), under the *Business Corporations Act* (Alberta) (the "ABCA"), of Entrada Energy Inc. ("Predecessor Entrada"), a private company incorporated under the ABCA on November 16, 2000, and TriOil Ltd. ("Predecessor TriOil"), a public company listed on the TSX Venture Exchange and incorporated under the ABCA on July 30, 2002. In conjunction with the amalgamation, the Company effected a 0.8333 to 1 consolidation of its equity instruments. All equity instrument figures included herein are reflected on a post-consolidation basis. The amalgamated company has continued under the name TriOil Ltd. The principal business activities of the Company include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

2. Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Cash
Cash consists of bank balances.

(b) Property and equipment

(i) Capitalized costs – The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves, including asset retirement costs, are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities. Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

(ii) Depletion and depreciation – Capitalized costs net of salvage value and excluding costs related to unproved properties are depleted using the unit-of-production method based on the estimated proven oil and natural gas reserves, before deduction of royalties, as determined by independent petroleum engineers. Petroleum products and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Computer and office equipment are recorded at cost and amortized at on a declining basis rate of 30% and 20% respectively per annum.

(iii) Ceiling test – In applying the full cost method, the Company performs an impairment test ("ceiling test") whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying would be recorded as a permanent impairment.

2. Significant Accounting Policies (continued)

(c) Asset retirement obligation

Asset retirement costs and liabilities associated with site restoration and abandonment of long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. Such costs are capitalized as part of the cost of property and equipment and amortized to expense through depletion over the life of the asset. The change in the liability due to the passage of time is measured by applying an interest method of allocation to the opening liability and is recognized as an increase in the carrying value of the liability and an expense. The expense is recorded as accretion expense in the statement of operations. A change in the liability resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows is recognized as an increase or decrease in the carrying amount of the liability, with an offsetting increase or decrease in the carrying amount of the associated asset.

(d) Joint venture operations

The majority of the Company's petroleum and natural gas production and exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(e) Revenue recognition

Revenue associated with the sales of petroleum and natural gas production owned by the Company is recognized when the title passes from the Company to its customers.

(f) Flow-through equity instruments

Expenditure deductions for income tax purposes related to exploratory activities funded by flow-through equity instruments are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through equity instruments as a reduction of share capital and an increase in future income tax liabilities when the expenditures are renounced to subscribers.

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment at least annually. The Company monitors its goodwill balance to determine whether any impairment has occurred. In order to make that determination, the Company bases the recoverability using the current and estimated cash flows of the underlying business on an undiscounted basis. If this review indicates that goodwill will not be recovered, the Company recognizes a write-down of the unamortized portion of goodwill in excess of its recoverable amount.

(h) Stock-based compensation

Under the Company's stock option plan described in note 8, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Stock-based compensation expense is recorded in the statement of operations and deficit for all options granted on or after January 1, 2002, with a corresponding increase recorded as contributed surplus. Compensation expense is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. In the event that vested options expire unexercised, previously recognized compensation expense associated with such stock options is not reversed. In the event that vested options are cancelled, previously recognized compensation expense associated with such stock options is reversed.

2. Significant Accounting Policies (continued)

(i) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted. A valuation allowance is recorded against a future income tax asset if it is more likely than not that the asset will not be realized.

(j) Per share amounts

The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of in-the-money stock options or warrants are assumed to be used to purchase, for cancellation, common shares of the Company at the average market price during the year. Basic loss per share is computed by dividing net losses by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised and converted to common shares.

(k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. The amounts recorded for depletion and depreciation of property and equipment, the ceiling test and asset retirement obligation and accretion expense are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs, discount rates and other relevant assumptions. The amounts recorded relating to fair values of stock options granted and warrants issued are based on estimates of future volatility of the Company's share price, expected lives of options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Change in Accounting Policies

(a) Full Cost Accounting

Effective January 1, 2004, the Company prospectively adopted the Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 16 "Oil and Gas Accounting – Full Cost" which deals with the application of the full cost method of accounting for oil and gas exploration and development activities. The adoption of this guideline had no impact on the Company's financial statements.

(b) Transportation costs

Effective January 1, 2004, the Company adopted the recommendations of the CICA on accounting for transportation costs. Transportation costs are presented as a separate expense in the statement of loss. In 2003, as was industry practice, transportation costs were included in petroleum and natural gas sales and have been reclassified to conform to the presentation adopted in 2004. There was no impact on net loss or cash flow in 2004 and 2003.

(c) Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2004, the Company retroactively adopted the recommendations of the CICA on accounting for stock-based compensation for stock options granted to directors, officers, employees and consultants of the Company after January 1, 2002. As there were no options granted in 2002 or 2003, there was no retroactive impact on these financial statements.

2. Significant Accounting Policies (continued)

(d) Flow-through equity instruments
Effective March 2004, the Company prospectively adopted the recommendations of the CICA on accounting for the future effect on income taxes related to flow-through equity instruments when the expenditures are renounced to subscribers. Previously, the Company had recognized the future tax effect when the expenditures were incurred.

(e) Asset Retirement Obligation
Effective January 1, 2004, the Corporation adopted the recommendations of the CICA on accounting for asset retirement obligations for related long-term assets as a liability. This standard was adopted retroactively effective January 1, 2004 and prior period comparative balances were restated. The adoption of this standard had the following effects on the Company's December 31, 2003 financial statements:

	Previously reported	Adjustment	Restated
As at December 31, 2003			
Property and equipment	$ 5,267,086	$ 163,441	$ 5,430,527
Asset retirement obligation	14,783	169,305	184,088
Future income taxes	152,051	(3,652)	148,399
Deficit, end of year	485,828	2,212	488,040
For the year ended December 31, 2003			
Site restoration provision	$ 2,350	$ (2,350)	$ -
Accretion expense	-	22,995	22,995
Future income tax expense	78,551	(3,652)	74,899
Net loss for the year	343,078	16,993	360,071
Loss per share – basic and diluted	0.03	-	0.03
Deficit, beginning of year	142,750	(14,781)	127,969

4. Business Acquisition and Amalgamation

On August 13, 2004, TriOil and Entrada Energy Inc. ("Entrada") completed an arm's length amalgamation. Pursuant to the amalgamation, the Company issued one share for each three shares of Predecessor TriOil and 0.8333 shares for each one Entrada share and 0.8333 warrants for each one Entrada warrant. The transaction was accounted for as a reverse takeover with Entrada deemed the acquirer. In accordance with reverse takeover accounting, these financial statements are a continuation of Entrada with the results of operations of TriOil included in the accounts from the date of amalgamation.

The transaction has been measured at the exchange amount based on the fair value of 4,129,528 shares issued using a market value of $0.65 per share after a 20% block discount. The exchange amount has been allocated to the fair value of the net assets acquired as follows:

Cash	$	107,291
Other current assets		242,805
Property and equipment		2,565,299
Goodwill		396,208
Current liabilities		(138,288)
Asset retirement obligation		(78,136)
Future income tax liability		(208,429)
Net assets acquired	$	2,886,750
Purchase price		
4,129,528 common shares	$	2,684,193
Transaction costs		202,557
	$	2,886,750

Transaction costs include a third party finders' fee of 41,667 common shares of the Company valued at $40,000 (see note 8(b)).

5. Property and Equipment

	2004		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 13,073,380	$ 1,018,177	$ 12,055,203
Office equipment	69,616	16,185	53,431
	$ 13,142,996	$ 1,034,362	$ 12,108,634

	2003		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 5,516,147	$ 94,658	$ 5,421,489
Office equipment	16,945	7,907	9,038
	$ 5,533,092	$ 102,565	$ 5,430,527

No general administrative expenses were capitalized in 2004 and 2003. Excluded from the depletion calculation in 2004 was $122,000 in undeveloped lands (2003 – $nil).

The Company applied the ceiling test to its capitalized assets at December 31, 2004 and 2003 and determined that there was no impairment of costs requiring a write-down. For the purposes of the December 31, 2004 impairment test of property and equipment, the following benchmark prices were used:

	Gas Reference Price Cdn $/mcf
2005	6.97
2006	6.66
2007	6.21
2008	5.73
2009	5.37
Escalation rate thereafter	1.5% per year

6. Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligation associated with the retirement of the Company's property and equipment:

	2004	2003
Asset retirement obligation, beginning of year	$ 184,088	$ 161,093
Liabilities acquired (note 4)	78,136	-
Liabilities incurred	219,772	-
Effect of change in reserve life estimate	79,799	-
Accretion	20,752	22,995
Asset retirement obligation, end of year	$ 582,547	$ 184,088

The following significant assumptions were used to estimate the asset retirement obligation:

	2004	2003
Undiscounted cash flows	$ 1,142,524	$ 712,363
Discount rate	7%	7%
Weighted average expected timing of cash flows	10 years	20 years

7. Demand Loan Facilities

In 2004, the Company secured revolving demand loan available to a maximum of a $1,500,000, bearing interest at prime plus 0.75% and a non-revolving acquisition/development demand loan available to a maximum of $1,500,000, bearing interest at prime plus 1%. Both loans require a standby fee of 0.125% per annum charged on the undrawn portion of the facilities. Standby fees and interest are payable monthly.

The non-revolving demand loan also includes a fee of 0.25% of the amount drawn down for acquisitions and 0.375% of the amount drawn down for development expenditures.

Demand loan facilities are secured by a registered general assignment of book debts, a $10,000,000 debenture with a floating charge over all assets of the Company and assignment of revenues and monies under material contracts, as applicable.

As at December 31, 2004, the demand loan facilities had not been drawn upon.

8. Equity Instruments

(a) Authorized
Unlimited number of Common shares
Unlimited number of First and Second Preferred shares

(b) Issued
All equity instrument figures included herein are on a post-consolidation basis (see note 1).

Common shares	Number of equity instruments		Amount
Balance, December 31, 2002 and 2003	**9,899,719**	$	**4,283,795**
Issued in private placement (i)	2,383,324		1,381,000
Issue from exercised options	655,832		361,800
Issued for cash pursuant to flow-through share private placement (ii)	570,775		499,999
Issued in relation to amalgamation (note 4)	4,129,528		2,684,193
Finders' fee (note 4)	41,667		40,000
Issued for cash pursuant to flow-through share private placement (iii)	6,538,847		4,250,251
Tax effect of flow-through shares	-		(1,957,322)
Share issue costs, net of tax of $136,725	-		(255,892)
Balance, December 31, 2004	**24,219,692**		**11,287,824**
Warrants			
Fair value ascribed to warrants (i)	1,191,662		335,000
Fair value ascribed to warrants (iii)	139,049		8,775
Balance, December 31, 2004	1,330,771		343,775
		$	11,631,599

(i) In March 2004, the Company completed a non-brokered private placement of 2,383,324 units for gross proceeds of $1,716,000. Each unit consists of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.90 per share expiring March 4, 2006 for which the fair value has been estimated at $335,000 using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 3.5%; weighted average life of 2 years; dividend yield of nil; and expected volatility rate of 52%. Officers and directors of Predecessor Entrada subscribed for 937,496 units for gross proceeds of $675,000.

8. **Equity Instruments** (continued)

(b) Issued (continued)

(ii) In August 2004, the Company completed a private placement of 570,775 common shares on a flow-through basis for gross proceeds of $499,999. A finders' fee of $9,015 was paid and charged as share issue costs. A director of Predecessor Entrada subscribed for 98,275 common shares for gross proceeds of $86,089.

(iii) In November 2004, the Company completed a private placement of 6,538,847 common shares on a flow-through basis for gross proceeds of $4,250,251. An agent commission of $268,844 cash and 139,049 warrants was paid and charged as share issue costs. Each warrant entitles the agent to purchase one common share at a price of $0.65 per share expiring November 17, 2005 for which the value has been estimated at $8,775 using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 3.5%; weighted average life of 1 year; dividend yield of nil; and expected volatility rate of 53%. An officer of the Company subscribed for 77,000 common shares for gross proceeds of $50,050.

(c) Flow-through shares
In 2004, the Company issued a total of 7,117,548 flow-through shares for gross proceeds of $4,750,250. These proceeds were renounced to investors on December 31, 2004 and the Company has until December 31, 2005 to incur qualifying expenditures. As at December 31, 2004, $954,700 of expenditures had been incurred.

Pursuant to private placement of common shares on a flow-through basis by Predecessor TriOil in December 2003, as at the amalgamation date, the Company was required to incur qualifying expenditures of $755,385. As at December 31, 2004, the Company had incurred all related qualifying expenditures.

(e) Escrowed shares
Pursuant to the terms of an escrow agreement dated August 13, 2004, 3,374,015 of the currently issued and outstanding common shares and 400,000 options were escrowed and scheduled for release in equal tranches of 25% over 18 months from the date of the amalgamation (see Note 4). As at December 31, 2004, 2,530,512 common shares and 300,000 options remained in escrow.

(f) Options
The Company has a stock option plan for the benefit of directors, officers and consultants administered by the Board of Directors, in which up to 10% of the issued and outstanding common shares are reserved for issuance.

In September 2004, the Company granted 1,756,000 options to directors, officers and consultants of the Company. The options vest one-third each six months from the date of grant, are exercisable at $0.55 per share and expire in September 2009. The fair value of the options has been estimated at $309,660 and as at December 31, 2004, $53,165 of this amount had been recorded in the financial statements as stock-based compensation expense.

In November 2004, the Company granted 439,000 options to directors, officers and consultants of the Company. The options vest one-third each six months from the date of grant, are exercisable at $0.65 per share and expire in November 2009. The fair value of the options has been estimated at $92,390 and as at December 31, 2004, $7,595 of this amount had been recorded in the financial statements as stock-based compensation expense.

The fair value of options granted during the year was estimated using the Black-Scholes Option Pricing Model with the following significant assumptions: risk free interest rate of 3.5%; weighted average life of 5 years; dividend yield of nil; and expected volatility ranging from 38% to 53%. For the purposes of recording stock-based compensation, the estimated fair value of the options is recognized over the vesting period of the option.

8. **Equity Instruments** (continued)

(f) Options (continued)

The following tables summarize information about stock options outstanding as at December 31, 2004:

	December 31, 2004		December 31, 2003	
	Options	Weighted – Average Exercise Price	Options	Weighted – Average Exercise Price
Opening	1,055,468	$ 0.42	1,055,468	$ 0.42
Granted	2,195,000	0.57	-	-
Exercised	(655,832)	(0.38)	-	-
Cancelled	(399,636)	(0.49)	-	-
Closing	2,195,000	$ 0.57	1,055,468	$ 0.42

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable
$ 0.55	1,756,000	4.70	$ 0.55	-
$ 0.65	439,000	4.90	0.65	-
	2,195,000	4.74	$ 0.57	-

(g) Warrants

The following tables summarize information about warrants outstanding as at December 31, 2004:

	December 31, 2004		December 31, 2003	
	Warrants	Weighted – Average Exercise Price	Warrants	Weighted – Average Exercise Price
Opening	-	$ -	-	-
Issued	1,330,711	0.87	-	-
Re-issued (i)	79,125	0.75	-	-
Expired	(79,125)	(0.75)	-	-
Closing	1,330,711	$ 0.87	-	-

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable
$ 0.90	1,191,662	1.20	$ 0.90	1,191,662
$ 0.65	139,049	0.90	0.65	139,049
	1,330,711	1.17	$ 0.87	1,330,711

(i) Pursuant to a flow-through financing completed in 2003 by Predecessor TriOil, 237,375 warrants were issued to an Agent with an expiry date of December 11, 2004. Upon amalgamation, these warrants were re-issued on the basis of one TriOil warrant for every three Predecessor warrants resulting in 79,125 warrants outstanding. No value has been assigned to these warrants as their value was not material.

8. Equity Instruments (continued)

(h) Per share amounts

Per common share calculations are based on 7,569,939 (2003 – 11,879,704) basic weighted average number of common shares outstanding during the year. In computing diluted per share amounts, all of the Company's outstanding options and warrants have been excluded as they are anti-dilutive.

9. Contributed Surplus

		2004
Stock-based compensation – September 2004 grant	$	53,165
Stock-based compensation – November 2004 grant		7,595
Balance, December 31, 2004	$	60,760

10. Income Taxes

The provision for future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to the loss before taxes. The difference results from the following:

		2004		2003
Expected income tax recovery at 38.87% (2003 – 37.52%)	$	(145,136)	$	(115,250)
Non-deductible crown and other charges		66,273		20,745
Stock-based compensation		23,617		-
Resource allowance		(40,524)		20,015
Alberta Royalty Tax Credit		(13,470)		-
Rate adjustments and other		(67,056)		149,389
	$	(176,296)	$	74,899

The components of future income taxes at December 31 are:

		2004		2003
Future income tax assets				
Asset retirement obligation	$	207,503	$	69,070
Non-capital loss carryforwards		178,601		176,872
Share issue costs		231,203		12,005
Other		20,085		(2,132)
Future income tax liabilities				
Carrying amount of property and equipment in excess of tax basis		(1,290,325)		(404,214)
Unexpended flow-through share proceeds		(1,348,194)		-
	$	(2,001,127)	$	(148,399)

As at December 31, 2004, the Corporation has approximately $9.1 million of tax pools available for deduction against future taxable income. The Corporation also has non-capital tax losses of $501,000 available for deduction against future taxable income that expire between 2009 and 2014.

11. Change in Non-Cash Working Capital

		2004		2003
Accounts receivable	$	(107,209)	$	98,423
Prepaid expenses and deposits		(517)		(8,729)
Accounts payable and accrued liabilities		760,606		942,917
	$	652,880	$	1,032,611

The change in non-cash working capital has been allocated to the following activities:

		2004		2003
Operating	$	25,667	$	(295,103)
Financing		26,000		-
Investing		601,213		1,327,714
		652,880		1,032,611

12. Related Party Transactions

Except as disclosed elsewhere in these financial statements, the Company had the following related party transactions:

(a) Included in general and administrative expenses for the year ended December 31, 2004, is $72,000 (2003 - $nil) of engineering and consulting fees charged by companies controlled by officers of the Company.

(b) Included in general and administrative expenses for the year ended December 31, 2004, is $150,000 (2003 - $42,000) of management fees charged by companies controlled by directors of the Company.

(c) Included in general and administrative expenses for the year ended December 31, 2004, is $15,757 (2003 - $18,000) of accounting fees charged by a company controlled by an officer of Predecessor Entrada.

(d) Included in general and administrative expenses for the year ended December 31, 2004, is $6,000 (2003 - $30,037) of office rent charged by a company related via common directors.

(e) The Company holds a 50% working interest in certain resource properties operated by a company related via common directors. Amounts charged by the related company, under the same terms and conditions as third party joint venture partners, are summarized as follows:

		2004		2003
Net petroleum and natural gas revenue	$	884,631	$	47,361
Expenditures on property and equipment	$	3,860,280	$	624,667

As at December 31, 2004, included in accounts payable was $1,226,504 (2003 - $1,294,981) in respect of the above amounts.

(f) At December 31, 2004, included in accounts receivable is an advance of $7,500 due from an officer and director (2003 – $nil).

All related party transactions occurred in the normal course of operations and have been measured at the agreed exchange amounts, which are the amounts of consideration established and agreed to by the parties and which are similar to those negotiable with third parties.

13. Commitments

The Company has the following annual rental commitments on office premises pursuant to leases with a third party lessor that expire on September 30, 2007:

2005	$ 70,890
2006	84,358
2007	63,726

14. Financial Instruments

(a) Fair values of financial assets and liabilities
The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. As at December 31, 2004, the fair values of these financial instruments approximated their carrying values.

(b) Commodity price risk
The Company's operations are exposed to commodity price fluctuations. The Company has not entered into any hedging arrangements.

(c) Credit risk
A significant portion of the Company's cash is currently held with the same financial institution and, as such, the Company is exposed to concentration of credit risk.

The majority of the Company's accounts receivable are in respect of oil and natural gas operations with joint venture partners and are therefore subject to normal industry risks.

15. Comparative Figures

Prior year comparative figures have been reclassified to conform to the presentation used in the current year.

TriOil Ltd.
Financial Statements
For the year ended December 31, 2003
and the initial five month period ended
December 31, 2002

Contents

Auditors' Report	2
Financial Statements	
Balance Sheets	3
Statements of Operations and Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6-17

BDO



BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 - 6 Avenue S.W.
Calgary, Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
TriOil Ltd.

We have audited the balance sheets of TriOil Ltd. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the year ended December 31, 2003 and initial five month period ended December 31, 2002, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the initial five month period ended December 31, 2002, respectively, in accordance with Canadian generally accepted accounting principles.

Signed "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
March 31, 2004

TriOil Ltd.
Balance Sheets

As at December 31	2003	2002
Assets		
Current		
Cash and cash equivalents	**$ 680,313**	$ 3,305,796
Accounts receivable	**231,210**	16,241
Cash calls receivable	**134,530**	-
Prepaid expenses and deposits	**75,704**	10,442
	1,121,257	3,332,479
Property and equipment (Note 4)	**2,813,009**	583,123
	$ 3,934,266	$ 3,915,602

	2003	2002
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$ 769,479**	$ 369,757
Future income taxes (Note 11)	**259,650**	-
Asset retirement obligation (Note 5)	**190,968**	23,110
	1,220,097	392,867
Shareholders' Equity		
Share capital (Note 6)	**3,657,937**	3,589,299
Deficit	**(943,768)**	(66,564)
	2,714,169	3,522,735
	$ 3,934,266	$ 3,915,602

Approved on behalf of the Board:

"Signed"
Joseph M. Dutton, Director

"Signed"
William S. Maslechko, Director

The accompanying notes are an integral part of this financial statement.

BDO

TriOil Ltd.
Statements of Operations and Deficit

	For the year ended December 31, 2003	For the initial five months ended December 31, 2002
Revenue		
Oil and gas, net of royalties and production taxes	$ 525,682	$ -
Expenses		
Production	89,120	-
General and administrative	354,560	72,425
Accretion expense	2,056	-
Depletion and amortization	1,432,863	-
	1,878,599	72,425
Loss from operations before other items and income taxes	(1,352,917)	(72,425)
Other items		
Interest income	24,330	5,861
Flow through interest expense	(27,317)	-
	(2,987)	5,861
Loss before income taxes	(1,355,904)	(66,564)
Future income tax (recovery)	(478,700)	-
Net loss for the period	(877,204)	(66,564)
Deficit, beginning of period	(66,564)	-
Deficit, end of period	$ (943,768)	$ (66,564)
Loss per common share – basic [1]	$ (0.094)	$ (0.039)
Weighted average number of shares outstanding	9,291,721	1,717,934

(1) Diluted earnings per share has not been disclosed as such would be anti-dilutive.

The accompanying notes are an integral part of this financial statement.

TriOil Ltd.
Statements of Cash Flows

	For the year ended December 31, 2003	For the initial five months ended December 31, 2002
Cash flows from operating activities		
Net loss for the period	**$ (877,204)**	$ (66,564)
Items not involving cash:		
Future tax recovery	**(478,700)**	-
Accretion expense	**2,056**	-
Depletion and amortization	**1,432,863**	-
Cash flow from operations	**79,015**	(66,564)
Changes in non-cash working capital balances		
Accounts receivable	**(207,469)**	(16,241)
Prepaid expenses and deposits	**(72,262)**	(10,442)
Accounts payable	**232,516**	30,516
	31,800	(62,731)
Cash flows from financing activities		
Change in non-cash working capital	**-**	88,798
Issue of share capital, net of related expenses	**806,988**	3,589,300
	806,988	3,678,098
Cash flows from investing activities		
Change in non-cash working capital	**32,676**	250,442
Purchase of property and equipment	**(3,496,947)**	(560,013)
	(3,464,271)	(309,571)
Increase (decrease) in cash and cash equivalents	**(2,625,483)**	3,305,796
Cash and cash equivalents, beginning of period	**3,305,796**	-
Cash and cash equivalents, end of period	**$ 680,313**	$3,305,796

The accompanying notes are an integral part of this financial statement.

BDO

1. Nature of Operations

The Company was incorporated under the Alberta Business Corporations Act on July 30, 2002. TriOil Ltd. ("TriOil" or "the Company") is a public company listed on the TSX Venture Exchange. The principal business activities include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

2. Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, bank balances, and investments in money market instruments with maturities of three months or less.

(b) Property and equipment
The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves, including asset retirement costs, are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities.

Capitalized costs, excluding costs related to unproved properties and net of salvage, are depleted using the unit-of-production method based on the estimated proven oil and natural gas reserves, before deduction of royalties as determined by independent petroleum engineers. Petroleum products and reserves are converted to equivalent units based on energy content 6:1 basis.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

2. Significant Accounting Policies - continued

(b) Property and equipment – continued

The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and are greater than their fair value. Capitalized costs are not recoverable if they exceed estimated undiscounted cash flows from future production of proved reserves plus the cost (net of impairment) of unproved properties. Cash inflows and costs are estimated using reserves data determined by independent engineers. Costs are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties (Note 5).

Computer equipment and fixed assets are recorded at cost and amortized at on a declining basis rate of 30% and 20% respectively per annum.

(c) Joint venture operations

The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(d) Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3110 "Asset Retirement Obligations". Asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the financial statements as the present value of expected future cash flows. Subsequent to the initial measurement, the effect of the passage of time on the liability for the asset retirement obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations. Upon adoption, the Company recorded a long-term asset retirement obligation of $190,968 (2002 - $23,110), increased net property and equipment by $165,802 (2002 - $23,110), and recognized an accretion expense of $2,056 (2002 - $Nil).

(e) Revenue recognition

Revenue associated with the sales of petroleum and natural gas production owned by the Company is recognized when the title passes from the Company to its customers. Alberta Royalty Tax Credits are included in oil and gas sales.

(f) Flow-through equity instruments

Expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share/warrants arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a reduction of share capital and an increase in future income tax liabilities when the expenditures are incurred. No liability regarding future taxes is currently recorded on unexpended flow-through share capital.

2. Significant Accounting Policies - continued

(g) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality.

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment, the liability for retirement obligations and the amount recorded for future income taxes are based on estimates. The impairment test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

(h) Future income taxes

The liability method is used to in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(i) Financial instruments

The Company carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

2. Significant Accounting Policies - continued

(j) Stock-based compensation plan
Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock Based Compensation and Other Stock-Based Payments". This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. The Company's plan does not qualify as direct awards of stock or as a plan that creates liabilities based on the price of the Company's stock, and as a result, the implementation of the section had no impact on the financial statements. In 2002, the Company had chosen not to use the fair value method to account for its stock-based employee compensation plan, but to disclose pro-forma information for options granted after January 1, 2002 (Note 7).

The recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments" were amended in September 2003 to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2004. The Company has chosen to early adopt the recommendations under the transitional rules thereby recording the fair value of the stock options since January 1, 2003 in the statement of operations. Pro-forma disclosures for stock based compensation expense have been determined using the Black-Scholes option-pricing model. The expected volatility of the stock is based on a 180 day average adjusted for unusual items, if necessary.

(k) Per share amounts
Basic earnings per share is computed by dividing earnings by the weighted average number of Class A shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised and converted to common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the year.

3. Changes in Accounting Policies

(a) Full Cost Accounting Guideline - In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost" to replace CICA Accounting Guideline 5. The new guideline revised the calculations for the ceiling test calculations (Note 2(b)). The new guideline is required to be adopted for fiscal years beginning on or after January 1, 2004. The Company implemented this new guideline in 2003 in accordance with the transitional provisions that encouraged early adoption.

(b) Stock Based Compensation and Other Stock Based Payments – In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2003 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the income statement for options and warrants issued on or after January 1, 2003. As there were no options issued in 2003, there was no impact for compensation expense in these financial statements.

(c) Asset retirement obligation - The new CICA standard dealing with accounting for asset retirement obligations which the Company has early adopted for December 31, 2003, changes the method of accruing for certain site-restoration costs. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired/installed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There are no asset retirement liabilities set up for those assets which have an indeterminate useful life.

4. Property and Equipment

	2003	2002
Cost		
Oil and gas properties		
Exploration, development and related equipment expenditures	$ 3,761,069	$ 479,795
Property costs, net of dispositions	274,308	73,032
Asset retirement obligation	188,912	23,110
	4,224,289	575,937
Less: Accumulated depletion and write down	(1,428,983)	-
	2,795,306	575,937
Furniture and fixtures	5,260	-
Computer equipment	14,823	7,186
Leasehold improvements	1,500	-
	21,583	7,186
Less: Accumulated amortization	(3,880)	-
	17,703	7,186
Net book value	$ 2,813,009	$ 583,123

4. Property and Equipment (continued)

The Company applied the ceiling test to its capitalized assets at December 31, 2003 and determined that such costs exceeded the cost center ceiling by $873,000. This cost write-down amount has been recorded as additional depletion in the fourth quarter of 2003. This write-down resulted from technical revisions, which were considered to be changes in estimates, to the Company's estimated proved reserves and from adjustments to definitions of proved reserves pursuant to regulatory standard changes in Canada during the fourth quarter of 2003.

The Company has recorded an additional asset retirement obligation at December 31, 2003 of $165,802 (2002 - $23,110).

No general administrative expenses have been capitalized to property and equipment (2002 - $Nil).

As at December 31, 2003, the unproved property costs excluded from the depletion base is $782,108 (2002 - $Nil).

The following table outlines benchmark prices used in the impairment test at December 31, 2003:

	WTI Crude Oil	Exchange Rate	Edm Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	Cdn$/bbl	CDN$/Mcf
2004	29.00	0.75	37.70	5.00
2005	26.50	0.75	34.30	4.65
2006	25.50	0.75	33.00	4.30
2007	25.00	0.75	32.30	4.08
2008	25.00	0.75	32.30	3.97
Thereafter (inflation %)	2%/yr	0.75	2%/yr	2%/yr

5. Asset Retirement Obligation

Effective January 1, 2003, the Company changed its policy on accounting for liabilities associated with site restoration and abandonment of its oil and gas properties. The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated at $270,000. The liability for the expected cash flows, as reflected in the financial statements, has been discounted at 7%.

The schedule below is a reconciliation of the Company's liability for the year ended December 31, 2003:

Asset retirement obligation at January 1, 2003	$	23,110
Current period liabilities accrued		165,802
Current period accretion expense		2,056
Asset retirement obligation at December 31, 2003	$	190,968

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

6. Share Capital

(a) Authorized

Unlimited number of Common shares
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

(b) Issued

Common shares	December 31, 2003		December 31, 2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of period	**9,107,611**	**$ 3,589,299**	-	$ -
Issued for cash by a private placement (Note 6 (c))	-	-	800,000	8,000
Issued for cash in an initial public offering (Note 6 (f))	-	-	2,997,611	1,348,928
Issued for cash pursuant to flow-through share initial public offering (Note 6 (f))	-	-	5,310,000	2,655,000
Issued for cash pursuant to flow through share public offering (Note 6 (h))	**3,200,000**	**960,000**	-	-
Share issue costs, net of tax effect	-	**50,123**	-	(422,629)
Tax effect of flow-through share expenditures incurred (Note 6 (f))	-	**(941,485)**	-	(34,094)
Balance, end of period	**12,307,611**	**$ 3,657,937**	9,107,611	$ 3,589,299

6. Share Capital (continued)

(c) The Company initially issued 800,000 Common Shares for cash consideration of $8,000 to officers and directors.

(d) Pursuant to an agency agreement dated November 7, 2002, the agent was granted the option to purchase 802,841 units (each one common share and one warrant) at a price of $0.45. The option expired on February 7, 2004 unexercised.

(e) Pursuant to the escrow agreement dated November 7, 2002, the common shares acquired by the original shareholders may not be traded, released, transferred or dealt with in any manner without the consent of the securities regulatory authorities. Ten percent of the common shares were released from escrow on the date that the Corporation's common shares were listed on the TSX Venture Exchange. The remaining ninety percent of such common shares will be released from escrow in fifteen percent tranches during six consecutive month intervals over a 36-month period following the Company's listing date of December 19, 2002. As at December 31, 2003, there were 480,000 shares held in escrow.

(f) Pursuant to the initial public offering, the Company offered for sale to the public, the option to acquire either ordinary units at $0.45 per unit or flow through shares at $0.50 per share, for maximum proceeds of $4,000,000. Each unit consisted of one common share in the corporation and a warrant to purchase one additional common share at $0.55 per share at anytime before September 3, 2003, and at $0.60 at anytime thereafter, on or before June 3, 2004. Pursuant to the offering, the Company issued 5,310,000 Common flow-through shares and 2,997,611 units for $2,655,000 and $1,348,928, respectively, in the period. The Company has incurred and renounced $2,175,206 (2002 - $92,786) of qualified expenditures relating to the issuance of the flow-through shares. An amended tax return was filed in June 2003 to reflect an additional $387,008 of qualified expenditures in 2002. The tax effect of $941,485 (2002 - $34,094) has been recorded in respect of these expenditures incurred. During the initial period ended December 31, 2002, certain directors and officers (and their immediate family members and controlled corporations) of the Company purchased 219,000 Common flow-through shares for $109,500 and 155,000 common shares for $69,750.

(g) As part of the initial public offering of Common flow-through shares in November 2002, the Company issued 2,997,611 warrants. The warrants have an exercise price of $0.55 per share at anytime before September 3, 2003 and at $0.60 per share at anytime before June 3, 2004. No value has been assigned to the warrants at the time of the initial public offering as their value was not material. No warrants have been exercised.

(h) On December 11, 2003 the Company issued 3,200,000 flow-through shares at $0.30 per share for $960,000. Pursuant to an agency agreement dated December 11, 2003, the agent was granted the option to purchase 318,346 common shares at a price of $0.30 each. The option expires on December 11, 2004. No value has been assigned to the warrants at December 31, 2003 as their value was not material. At December 31, 2003, no options had been exercised. Subsequent to year end, 50,000 common shares were issued for $15,000 pursuant to the agent exercising its option on the flow-through shares.

(i) The Company granted 900,000 stock options to officers and directors to the Corporation on October 1, 2002. The options will entitle the holders to acquire shares at an exercise price of $0.45 per share until September 26, 2007. These options vest 1/3 annually commencing September 26, 2003. No additional options have been granted in 2003.

6. Share Capital (continued)

The following table summarizes information about the common share warrants outstanding at December 31, 2003:

Warrants outstanding	Warrant price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Warramts Currently Exercisable	Weighted Average Exercise Price of Warrants Currently Exercisable
320,000	**$0.30**	**$0.30**	**1.0 years**	**320,000**	**$0.30**
2,997,611	**$0.60**	**$0.60**	**0.6 years**	**2,997,611**	**$0.60**
802,841	**$0.45**	**$0.45**	**1.2 years**	**802,841**	**$0.45**
4,120,452	**$0.45**	**$0.45**	**0.9 years**	**4,736,666**	**$0.45**

The following table summarizes information about the common share warrants outstanding at December 31, 2002:

Warrants outstanding	Warrants price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Warrants Currently Exercisable	Weighted Average Exercise Price of Warrants Currently Exercisable
2,997,611	$0.55	$0.55	1.6 years	2,997,611	$0.55
802,841	$0.45	$0.45	1.2 years	802,841	$0.45
3,800,452	$0.50	$0.50	1.4 years	3,800,452	$0.50

The options outstanding at December 31, 2003 are summarized as follows:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Vested	Weighted Average Exercise Price of Options Currently Exercisable
900,000	$0.45	$0.45	3.83 years	300,000	$0.45

The options outstanding at December 31, 2002 are summarized as follows:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Vested	Weighted Average Exercise Price of Options Currently Exercisable
900,000	$0.45	$0.45	4.83 years	-	$0.45

7. Stock Compensation

In 2002, had compensation expense been determined based on the fair value at the grant dates, the loss per share would have been increased to the pro forma amounts indicated below for the period ended December 31, 2002:

Net loss	- as reported	$	(66,564)
	- pro forma	$	(87,271)
Loss per share	- basic		
	- as reported	$	(0.039)
	- pro forma	$	(0.051)

The fair value of share options for 2002 was estimated using the Black-Scholes option-pricing model with the following assumptions: Dividend yield Nil, Expected volatility 0.08, risk-free interest rate 5%, and weighted average life of 5 years.

8. Bank Indebtedness

During the year, the Company arranged for a $500,000 demand operating loan. The loan bears interest at prime plus 1.50%. The loan is secured by a floating charge on all assets and undertakings of the Company with a fixed charged on the Company's oil and gas properties. At December 31, 2003, the Company had not drawn on the demand operating loan.

9. Related Party Transactions

Except as disclosed elsewhere in these financial statements, the Company had the following related party transactions:

(a) During the year ended December 31, 2003, the Company paid $Nil (2002 - $Nil) in rent expense for its office space which it shared with a Company related via common management. The fair value for the rent expense would be $18,000 (2002 - $18,000).

(b) Included in general administrative is $84,326 (2002 - $83,044) and in share issue costs is $65,957 (2002 - $83,697) in fees paid to a legal firm where a director is a partner.

(c) During the year ended December 31, 2003, the Company paid $45,750 (2002 - $20,000) in fees to certain directors and officers of the Company for engineering and other consulting services.

(d) Included in accounts receivable is an allowance against expenditures of $7,500 due from a director.

All related party transactions occurred in the normal course of operations, have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which are, except for (a) above, similar to those negotiable with third parties.

10. Commitments

(a) The Company has entered into a joint venture agreement with Firstland Energy Ltd. Pursuant to the terms of the agreement, the Company will earn a 50% working interest in various potential oil and gas properties in Alberta. Under the contract, the Company will pay 75% of all drilling, completion, production, and abandonment for the first well on each property to earn a 50% working interest in that well. On subsequent wells on the property, the Company will be responsible for 50% of the costs for all wells thereafter. The agreement also commits the joint venturers to spend up to $2,000,000 on initial expenditures. One of the founding shareholders of the Company is a non-executive director of Firstland Energy Ltd. At December 31, 2003, the Company has met all requirements under the joint venture agreement (2002 - $250,443).

(b) The Company issued 3,200,000 flow-through shares at $0.30 per share on December 11, 2003. At December 31, 2003, the Company had not incurred or renounced any of qualified expenditures relating to the issuance of these flow-through shares.

11. Income Taxes

The effective tax rate of income tax varies from the statutory rate as follows:

	2003	2002
Combined tax rates	39%	39%
Expected income tax (recovery) at statutory rate	$ (528,803)	$ (25,960)
Differences due to resource deductions	33,200	-
Change in rate	19,350	-
Other permanent differences	1,105	(11,686)
Change in valuation allowance	(3,552)	37,646
Actual income tax provision	$ (478,700)	$ -

Subject to confirmation by income tax authorities, the Company has the following undeducted tax pools:

	2003	2002
Undepreciated capital cost	$ 577,300	$ 6,881
Cumulative Canadian Oil and Gas Property Expenses	274,300	73,032
Cumulative Canadian Development Expenses	201,560	-
Cumulative Canadian Exploration Expenses	348,330	-
Non-capital losses carried forward for tax purposes available from time to time until 2009	92,400	102,453
Undeducted share issue costs carried forward	425,080	387,198
	$ 1,918,970	$ 956,573

These pools are deductible from future income at rates prescribed by the Canadian Income Tax Act.

11. Income Taxes (continued)

The components of the Company's future income tax asset are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences	2003	2002
Property and equipment	$ (474,034)	$ (34,094)
Share issue costs	156,196	142,276
Royalty income	11,854	-
Non-capital loss carryforwards	46,333	37,646
Future income tax asset (liability)	(259,651)	145,828
Valuation allowance	-	(145,828)
Future income tax liability	$ (259,651)	$ -

12. Financial Instruments

As disclosed in Note 2(i), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to interest rate, commodity price and industry credit risks. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Commodity price risk
The Company's operations are at risk to commodity price fluctuations. For 2003, the Company had not hedged but may utilize derivative financial instruments in its management of exposures to fluctuations in crude oil and natural gas commodity prices, foreign currency exchange rates and interest rates. Gains and losses on these contracts are deferred and recognized in the related revenue account when the related transactions occur.

(b) Credit risk
A significant portion of the Company's cash is currently held with the same financial institution and, as such, the Company is exposed to concentration of credit risk. Substantially all the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

13. Contingency

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determine at this time, it could be material for any one quarter or year.

EXHIBIT 2.5

TRIOIL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and the notes pertaining thereto, as well as the President's Message for 2004. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company's website www.trioil.ca

This MD&A is dated April 27, 2005 and incorporates all relevant information and considerations to that date.

Forward-looking Statements

This disclosure includes statements about expected future events and/or financial results that are forward-looking in nature and subject to substantial risks and uncertainties. These risks include but are not limited to: petroleum and natural gas price volatility, interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of capital expenditures, production levels and the adequacy of funding for capital investments TriOil cautions that actual performance will be affected by a number of factors, many of which are beyond its control.

Non-GAAP financial measures

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry. The term "cash flow from operations" (net loss for the period adjusted for non-cash items in the statement of operations) is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP.

BOE Presentation

The term barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Please note that throughout this document, all 2003 boe comparisons are based on an average production in the Medicine Hat area for the last 13 days of 2003, and are not representative of the entire year, as the Company did not have significant production until this time.

BACKGROUND AND BASIS OF PRESENTATION

TriOil Ltd. (the "Company") was formed by the amalgamation on August 13, 2004, under the *Business Corporations Act* (Alberta) (the "ABCA"), of Entrada Energy Inc. ("Predecessor Entrada"), a private company incorporated under the ABCA on November 16, 2000, and TriOil Ltd. ("Predecessor TriOil"), a public company listed on the TSX Venture Exchange and incorporated under the ABCA on July 30, 2002. The amalgamated company has continued under the name TriOil Ltd. The principal business activities of the Company include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

Pursuant to the amalgamation, the Company issued one share for each three shares of Predecessor TriOil and 0.8333 shares for each one Predecessor Entrada share and 0.8333 warrants for each one Predecessor Entrada warrant. The transaction was accounted for as a reverse takeover with Predecessor Entrada deemed the acquirer. In accordance with reverse takeover accounting, these financial statements are a continuation of Predecessor Entrada with the results of operations of Predecessor TriOil included in the accounts from the date of amalgamation. As Predecessor Entrada was a private company, it was not required to prepare quarterly financial statements for its interim periods. As a result comparative information for the three months period ended December 31, 2003 is not readily available.

RESULTS OF OPERATIONS

	Three months ended December 31	Annual		
	2004	2004	2003	2002
Statement of Operations and Deficit ($)				
Net petroleum and natural gas revenue [1]	438,315	1,162,496	(65,962)	(66,643)
$ / boe	$23.88	$22.51	($25.44)	($15.87)
Daily sales volumes (boe 6:1)	200	142	108 [4]	11
Loss for the period	(72,153)	(197,091)	(360,071)	(281,188)
Loss per share – basic and diluted	(0.01)	(0.03)	(0.03)	(0.02)
Statement of Cash Flows ($)				
Cash flow from operations	284,672	639,923	(214,221)	(229,260)
Balance Sheet ($)				
Working capital (deficiency)	1,086,060	1,086,060	(1,302,285)	(611,154)
Total assets	15,862,512	15,862,512	5,500,956	4,982,419
Share capital	11,631,599	11,631,599	4,283,795	4,283,795
Weighted average number of shares – basic and diluted	20,808,120 [2]	7,569,939 [2]	11,879,704	7,525,394 [3]

(1) Net petroleum and natural gas revenue is comprised of petroleum and natural gas revenue sales net of royalties, production expenses and transportation costs.
(2) In conjunction with the amalgamation, the Company effected a 0.8333 to 1 consolidation of its equity instruments. All 2004 equity instrument figures included herein are reflected on a post-consolidation basis.
(3) Unaudited
(4) 2003 boe comparisons are based on an average production in the Medicine Hat area for the last 13 days of 2003, and are not representative of the entire year, as the Company did not have significant production until this time.

Revenues and volumes

Petroleum and natural gas revenues before royalties were $2,010,645 (142 boe/day) for the year ended December 31, 2004 and $719,575 (200 boe/day) for the three-month period then ended as compared to $92,497 (108 boe/day) for production for the year ended December 31, 2003. The increase in revenue was primarily due to producing wells added as a result of the amalgamation and the drilling program in the fourth quarter of 2004.

Natural gas prices earned by the Company averaged $6.50/mcf or $38.93/boe for the year ended December 31, 2004 and $6.56/mcf or $39.21/boe for the three-month period then ended. The average natural gas price for 2003 was $5.95/mcf or $35.67/boe.

Royalties

Royalties, net of the Alberta Royalty Tax Credit, were $247,518 ($4.79/boe) for the year ended December 31, 2004 and $75,843 ($4.13/boe) for the three-month period then ended as compared to $1,968 ($0.76/boe) for the year ended December 31, 2003. 2003 royalties were low relative to the 2004 expense due to low productivity royalty rates.

Production expenses

Production expenses, including transportation costs, for the year ended December 31, 2004 were $600,631 ($11.63/boe) and $170,446 ($9.29/boe) for the three-month period then ended as compared to $156,491 for the year ended December 31, 2003 ($60.36/boe). The higher production expenses in 2003 are the result of costs incurred by the start up operations of the Medicine Hat facility. Production expenses per boe in 2004 have reduced significantly due to operational efficiencies in the Medicine Hat area and the addition of properties as a result of the amalgamation.

General and administrative expenses

General and administrative expenses were $512,518 for the year ended December 31, 2004 and $148,574 for the three months then ended as compared to $146,960 for the year ended December 31, 2003. The increase in general and administrative expenses is commensurate with the increase in corporate and production activities and the change in the Company's status from private to public as a result of the amalgamation.

2004 general and administrative expenses were comprised of the following:

	Three months ended December 31 2004	Year ended December 31 2004
Office supplies, rent, etc.	$ 28,724	$ 40,069
Transfer agent and filing fees	(12,010)	17,509
Consulting fees	60,980	301,524
Professional fees	70,880	153,416
	$ 148,574	$ 512,518

Transfer agent and filing fees are in a credit position for the three months ended December 31, 2004 due to the reclassification of certain expenses related to the amalgamation.

Interest expense

$13,743 of interest incurred in 2004 relates to Part XII.6 interest on unspent flow-through expenditure commitments of Predecessor TriOil resulting from flow-through shares issued in December 2003. In 2003, the Company incurred $23,536 of interest on credit facilities.

Depletion and depreciation

Depletion and depreciation expense for 2004 was $931,798 compared to $47,956 in 2003. The significant increase is due to the increase in the Company's asset base and production volumes.

Accretion expense

The asset retirement obligation at the beginning of the year for Predecessor Entrada was estimated at $184,088. The obligation was increased by $78,136 for the obligation of Predecessor TriOil, $219,772 for the obligation associated with additional wells and $20,752 for accretion. As well, adjustments for reserve life estimates increased the obligation by an additional $79,799, bringing the total estimated obligation as at December 31, 2004 to $582,547. The assumptions used to estimate the Company's asset retirement obligation were: undiscounted obligation of $1,142,500; risk-free discount rate of 7%; and a weighted average reserve life of 10 years.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, the Company had working capital of $1,086,060 compared a deficiency of $1,302,285 as at December 31, 2003.

The improvement in the working capital position was due, in part, to an increase of $854,100 in cash flow from operations, which was a net inflow of $639,900 for the year ended December 31, 2004 as compared to net outflow of $214,200 for the year ended December 31, 2003. The increase in cash flow from operations during the fourth quarter of 2004 was $284,700.

Another factor contributing to the improvement in working capital was $6.5 million raised by the Company through equity issues in 2004, of which $3.9 million (net of share issue costs) was raised in November. Cash flows from operating and financing activities were used to fund 2004 capital expenditures of $4.8 million, of which $2.2 million were incurred in the fourth quarter.

FINANCING ACTIVITIES

In conjunction with the amalgamation, the Company effected a 0.8333 to 1 consolidation of its equity instruments. All equity instrument figures included herein are reflected on a post-consolidation basis.

In March 2004, the Company completed a non-brokered private placement of 2,383,324 units for gross proceeds of $1,716,000. Each unit consists of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.90 per share expiring March 4, 2006 for which the fair value has been estimated at $335,000 using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 3.5%; weighted average life of 2 years; dividend yield of nil; and expected volatility rate of 52%. Officers and directors of Predecessor Entrada subscribed for 937,496 units for gross proceeds of $675,000.

In August 2004, the Company completed a private placement of 570,775 common shares on a flow-through basis for gross proceeds of $499,999. A finders' fee of $9,015 was paid and charged as share issue costs. A director of Predecessor Entrada subscribed for 98,275 common shares for gross proceeds of $86,089.

In November 2004, the Company completed a private placement of 6,538,847 common shares on a flow-through basis for gross proceeds of $4,250,251. An agent commission of $268,844 cash and 139,049 warrants was paid and charged as share issue costs. Each warrant entitles the agent to purchase one common share at a price of $0.65 per share expiring November 17, 2005 for which the value has been estimated at $8,775 using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 3.5%; weighted average life of 1 year; dividend yield of nil; and expected volatility rate of 53%. An officer of the Company subscribed for 77,000 common shares for gross proceeds of $50,050.

CAPITAL SPENDING

During the year ended December 31, 2004, the Company spent $4.8 million on its capital spending program compared to $206,200 during 2003. 2004 capital spending is summarized as follows:

	Three months ended December 31 2004	Year ended December 31 2004
Medicine Hat	$ 1,287,898	$ 3,821,923
Bigstone	565,266	565,266
Mundare	227,402	227,713
Viking South	7,194	21,711
Other	64,090	108,422
	$ 2,151,850	$ 4,745,035

2004 Drilling Activity

	Gas wells		Service wells	
	Gross	Net	Gross	Net
Medicine Hat	14	7.00	1	0.50
Bigstone	1	0.30	-	-
Mundare [1]	1	0.25	-	-
Viking South	-	-	-	-
	16	7.55	1	0.50

[1] Predecessor TriOil drilled one well in the Mundare area prior to the amalgamation that is not included in the above count.

The Company applied the ceiling test to its capitalized assets at December 31, 2004 and determined that there was no impairment of costs requiring a write-down.

In August and November 2004, the year, the Company issued a total of 7,117,548 flow-through shares (post-consolidation equivalent) for gross proceeds of $4,750,250. These proceeds were renounced to investors on December 31, 2004 and the Company has until December 31, 2005 to incur qualifying expenditures. As at December 31, 2004, $954,700 of expenditures had been incurred. The Company anticipates incurring sufficient qualifying expenditures by the end of 2005 through its exploration drilling program, seismic activity and other qualifying expenditures.

RESERVES

The reserves information has been extracted from the Company's reserve evaluation prepared by Sproule Associates Limited ("Sproule") with an effective date of December 31, 2004. The 2004 reserves are compared against information extracted from the 2003 evaluation completed by Sproule for Predecessor Entrada dated January 1, 2004. The reserves are based on the forecast prices and cost assumptions established by Sproule. All reserve numbers are presented in gross boe (converted at 6:1) before income taxes.

The Company's total proved plus probable reserves at year-end were 1,516 Mboe compared to 1,477 Mboe at the beginning of the year. During 2004, discoveries added 103 Mboe while corporate acquisitions added net reserves of 232 Mboe.

TAXES

The Company's tax pool coverage has changed significantly from the previous year as a result of the amalgamation and the 2004 capital program. As at December 31, 2004, the Company's tax coverage consists of the following pool balances:

Undepreciated Capital Cost (UCC)	$	3,094,500
Canadian Oil and Gas Property Expense (COGPE)		1,754,700
Canadian Development Expense (CDE)		2,857,100
Canadian Exploration Expense (CEE)		720,500
Non-capital losses		501,000
Share issue costs		649,100
	$	9,576,900

The initial $3.8 million of exploratory drilling costs incurred in 2005 will represent qualifying flow-through expenditures for which the Company does not receive tax pools, however, the Company will increase its tax pool basis with the balance of expenditures incurred under the 2005 capital program.

SHARE CAPITAL

Common shares

As at December 31, 2004, the Company had 24,219,692 issued and outstanding common shares at a book value of $11,287,824. There have been no shares issued since December 31, 2004.

Warrants

During 2004, 1,191,662 warrants were issued in conjunction with private placements of units, 218,174 warrants were issued to agents and 79,125 warrants expired, resulting in an outstanding balance of 1,330,711 warrants at December 31, 2004. There has been no change in warrants since December 31, 2004.

Options

There were 1,055,468 options outstanding at the beginning of 2004. During 2004, an additional 2,195,000 options were granted, 399,636 options were cancelled and 655,832 options were exercised, leaving an outstanding balance of 2,195,000 options at December 31, 2004. There has been no change in options granted since December 31, 2004.

Escrowed securities

Pursuant to the terms of an escrow agreement dated August 13, 2004, 3,374,015 of the currently issued and outstanding common shares and 400,000 options were escrowed and scheduled for release in equal tranches of 25% over 18 months from the date of the amalgamation. As at December 31, 2004, 2,530,512 common shares and 300,000 options remained in escrow.

RELATED PARTY TRANSACTION AND BALANCES

(a) Included in general and administrative expenses for the year ended December 31, 2004, is $72,000 (2003 - $nil) of engineering and consulting fees charged by companies controlled by officers of the Company.

(b) Included in general and administrative expenses for the year ended December 31, 2004, is $150,000 (2003 - $42,000) of management fees charged by companies controlled by directors of the Company.

(c) Included in general and administrative expenses for the year ended December 31, 2004, is $15,757 (2003 - $18,000) of accounting fees charged by a company controlled by an officer of Predecessor Entrada.

(d) Included in general and administrative expenses for the year ended December 31, 2004, is $6,000 (2003 - $30,037) of office rent charged by a company related via common directors.

(e) The Company holds a 50% working interest in certain resource properties operated by a company related via common directors. Amounts charged by the related company, under the same terms and conditions as third party joint venture partners, are summarized as follows:

		2004		2003
Net petroleum and natural gas revenue	$	884,631	$	47,361
Expenditures on property and equipment	$	3,860,280	$	624,667

As at December 31, 2004, included in accounts payable was $1,226,504 (2003 - $1,294,981) in respect of the above amounts.

(f) At December 31, 2004, included in accounts receivable is an advance of $7,500 due from an officer and director (2003 – $nil).

All related party transactions occurred in the normal course of operations and have been measured at the agreed exchange amounts, which are the amounts of consideration established and agreed to by the parties and which are similar to those negotiable with third parties.

COMMITMENTS

In addition to the flow-through expenditure commitments previously discussed, the Company has the following annual rental commitments on office premises pursuant to leases with a third party lessor that expire on September 30, 2007:

2005	$	70,890
2006		84,358
2007		63,726

SELECTED FINANCIAL INFORMATION

	Quarterly 2004			
	First	Second	Third	Fourth
Statement of Operations and Deficit ($)				
Net petroleum and natural gas revenue	257,298	140,686	326,197	438,315
Net income (loss) for the period	(51,768)	27,088	(100,258)	(72,153)
Loss per share – basic	-	-	(0.01)	-
Statement of Cash Flows ($)				
Cash flow from operations	90,886	79,734	184,631	284,672
Balance Sheet ($)				
Working capital (deficiency)	(37,176)	(1,396,956)	(773,400)	1,086,060
Total assets	6,099,117	7,465,554	10,754,231	15,862,512
Share capital	5,982,695	5,977,676	9,120,264	11,631,599

(1) Net petroleum and natural gas revenue is comprised of petroleum and natural gas revenue sales net of royalties, production expenses and transportation costs.

Quarterly information for 2003 is not readily available as this comparative financial information is that of Predecessor Entrada, which was a private company prior to the amalgamation.

THE YEAR AHEAD

The Company is financially strong given its cash position at year end, growing monthly cash flow, lack of debt and a $3 million credit facility. In 2005, the Company plans to fulfill its flow-through expenditure commitments, continue to grow its land base and production in core areas and participate in a number of seismic programs and farm-in opportunities in order to increase its drilling inventory.

BUSINESS RISKS AND UNCERTAINTIES

The Company is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; financial risk of marketing reserves at an acceptable price given current market conditions; cost of capital risk associated with securing the needed capital to carry out the Company's operations; risk of environment impact and credit risk of non-payment for sales contracts and joint venture partners.

The Company maintains a comprehensive insurance program to reduce risk to an acceptable level and to protect it against significant losses. The Company's risk in regards to financial instruments is detailed in note 14 to the consolidated financial statements.

Critical Accounting Estimates

In the application of accounting policies, management is often required to make judgments based on underlying estimates and assumptions about future events and their effects. Underlying estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. These estimates and assumptions are subject to change as new events occur and additional information is obtained. The Company believes the following are the most critical accounting estimates used in the determination of its financial results.

Reserves Estimates

On an annual basis, the Company engages independent petroleum consultants to evaluate 100% of its oil and gas reserves. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumption, such as historical production from the area, the assumed effects of regulations by governmental agencies and assumptions governing future prices, royalties and operating costs, along with development costs and work-over and remedial costs, all of which may in fact vary considerable from actual results.

Reserve estimates are used in the calculation of depletion and depreciation. A change in estimated reserves would result in a higher or lower depletion and depreciation charge to net loss. Downward revisions to reserve estimates could also result in an impairment write-down of capital assets under the ceiling test.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligations in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management's estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Estimates of the asset retirement costs are subject to uncertainty associated with the method, timing and extent of future retirement activities.

Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates and the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. A valuation allowance is recorded to the extent that there is uncertainty regarding utilization of future tax assets.

CHANGES IN ACCOUNTING POLICIES

During 2004, the Company adopted the following new accounting policies:

Full Cost Accounting

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 16 "Oil and Gas Accounting – Full Cost" which deals with the application of the full cost method of accounting for oil and gas exploration and development activities. In applying the guideline, the Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated fair value of the proved plus probable reserves and the sale of unproved properties. Fair value is estimated using accepted present value techniques, which incorporates risks and other uncertainties when determining expected cash flows. Any excess is recorded as a permanent impairment. The adoption of this pronouncement had no impact on the Company's financial statements.

Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2004, the Company retroactively adopted the recommendations of the CICA on accounting for stock-based compensation for stock options granted to directors, officers, employees and consultants of the Company after January 1, 2002. As there were no options granted in 2002 or 2003, there was no retroactive impact on these financial statements. Under the Company's stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Stock-based compensation expense is recorded in the statement of operations and deficit with a corresponding increase recorded as contributed surplus. Compensation expense is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed. In the event that vested options are cancelled, previously recognized compensation expense associated with such stock options is reversed.

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of the CICA on accounting for asset retirement obligations for related long-term assets as a liability. Asset retirement costs and liabilities associated with site restoration and abandonment of long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. Such costs are capitalized as part of the cost of property and equipment and amortized to expense through depletion over the life of the asset. The change in the liability due to the passage of time is measured by applying an interest method of allocation to the opening liability and is recognized as an increase in the carrying value of the liability and an expense. The expense is recorded as accretion expense in the statement of operations. A change in the liability resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows is recognized as an increase or decrease in the carrying amount of the liability, with an offsetting increase or decrease in the carrying amount of the associated asset. This standard was adopted retroactively effective January 1, 2004 and prior period comparative balances were restated.

Flow-through equity instruments

Effective March 2004, the Company prospectively adopted the recommendations of the CICA on accounting for the future effect on income taxes related to flow-through equity instruments when the expenditures are renounced to subscribers. Previously, the Company had recognized the future tax effect when the expenditures were incurred.

Transportation costs

Effective January 1, 2004, the Company adopted the recommendations of the CICA on accounting for transportation costs. Transportation costs are presented as a separate expense in the statement of loss. In 2003, as was industry practice, transportation costs were included in petroleum and natural gas sales and have been reclassified to conform to the presentation adopted in 2004. There was no impact on net loss or cash flow in 2004 and 2003.

TRIOIL LTD.
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

This management discussion and analysis of TriOil Ltd. ("TriOil" or the "Company") should be read in conjunction with the financial statements and accompanying notes. The results reported herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars unless otherwise stated. The financial results presented are for the year ended December 31, 2003 and for the initial five month period ended December 31, 2002. This management discussion and analysis is dated May 19, 2004 and incorporates all relevant considerations to that date.

RESULTS OF OPERATIONS

TriOil is a public company listed on the TSX Venture Exchange. The principal business activities include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

Overview

The 2003-year represents TriOil's first full 12 months of operations as the Company was only incorporated in July 2002. The Company did not commence operations until October 2002.

The Company reported a net loss of $877,204 in 2003 compared with a net loss of $66,564 in 2002. The majority of the net loss in 2003 relates to a write down of $873,000 to the Company's property and equipment due to technical revisions and adjustments to definitions of proved reserves pursuant to regulatory standard changes in Canada during the fourth quarter of 2003.

Annual Results

The following table summarizes the annual results for the year ended December 31, 2003 compared with the initial five months ended December 31, 2002.

	2003	2002
Sales Volumes		
Natural gas volumes – mcf/day	**281.4**	-
		-
BOE per day (6:1)	**46.9**	
Financial Results		
Gross revenues	**$ 525,682**	$ Nil
Net loss	**$ 877,204**	$ 66,564
Basic loss per share [(1)]	**$ (0.094)**	$ (0.039)
Total assets	**$ 3,934,266**	$ 3,915,602
Working capital	**$ 351,778**	$ 2,962,722
Total liabilities	**$ 1,220,097**	$ 392,867

(1) Diluted earnings per share has not been disclosed as such would be anti-dilutive.

Sales Volumes

Natural gas averaged 46.9 Barrels of oil equivalent ("BOE") per day in 2003. For 2003, natural gas prices averaged $6.20 per mcf. Company gas production began in late 2002 from a single well. By the end of 2003, a total of 10 wells were drilled of which 3 were producing gas at year end in addition to 4 shut in gas wells awaiting pipeline tie-in.

TRIOIL LTD.
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

Annual Results

Revenues and Royalties:

The Company did not commence production until the end of December 2002 from a single well and therefore did not have any comparative operations data for 2002.

Gross revenues before royalties were $642,193 in 2003, or $37.51per BOE.

Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $116,513 in 2003, or $6.80 per BOE.

The Company earned interest income of $24,330 on capital raised in 2003 and $5,861 in 2002.

Operating Costs:

Operating costs were $89,120 in 2003, or $5.21 per BOE. Operating netbacks after ARTC were $436,562, or $25.50 per BOE in 2003.

General administrative and other items:

General and administrative costs were as follows;

	2003	2002
Accounting, consulting and computer services	**$85,071**	$28,000
Registration, fees and insurance	**60,636**	-
Salaries	**99,978**	26,877
Legal fees and engineering evaluations	**23,576**	-
Other	**85,299**	17,548
	354,560	72,425
Flow through interest expense	**27,317**	-
	$381,877	$72,425

General and administrative expenses costs increased as a result of 12 months of operations in 2003 compared with 5 months in 2002.

Interest expense of $27,317 relates to penalties and interest charges on qualified expenditures relating to the issuance of the flow-through shares where funds were raised in 2002 and expenditures incurred in 2003.

Depletion and Amortization:
Depletion and amortization was $1,432,863 in 2003 of which $873,000 relates to a write down to the Company's property and equipment due to a ceiling test impairment determined by management in its annual review of these assets. No depletion was recorded for 2002 as the Company did not commence production until January 2003.

Income Taxes:
In 2003, TriOil recorded a future income tax recovery of $478,700 (2002 - $Nil). This 2003 tax recovery resulted from the tax effect of qualified expenditures relating to the issuance of flow-through shares.

Net Loss:
For the year ended December 31, 2003, TriOil's net loss was $877,204, or $(0.094) per share, compared with a net loss of $66,564 in 2002, or $(0.039) per share. The increased net loss in 2003 primarily related to a write down of $873,000 due to an impairment ceiling test of the Company's oil and gas properties.

Management Discussion and Analysis

Quarterly Results

TriOil incurred a net loss of $66,564 for the fourth quarter of 2002, as exploration and production operations did not commence until late in December 2002

For the fourth quarter of 2003, sales volumes were 82.6 BOE per day. Volumes increased due to the tie in of the two wells at Mundare and increased production at Provost. TriOil had a net loss of $911,312 for the fourth quarter of 2003, of which $873,000 relates to a write down for impairment of TriOil's oil and gas properties.

The following table summarizes TriOil's quarterly results since inception:

For the period ended

	Mar 31	Jun 30	Sept 30	Dec 31	Year ended Dec 31, 003
Revenues	$74,576	$91,315	$142,661	$216,872	$525,682
Net income (loss) for the period	$(4,576)	$1,160	$37,524	$(911,312)	$(877,204)
Basic earnings per share (1)	(0.001)	0.000	0.004	(0.098)	(0.094)

For the period ended

	Mar 31	Jun 30	Sept 30	Dec 31	Year ended Dec 31,2002
Revenues	-	-	-	-	-
Net loss	-	-	-	$(66,564)	$(66,564)
Basic loss per share				$(0.039)	$(0.039)

(1) Diluted earnings per share has not been disclosed as such would be anti-dilutive.

Liquidity and Capital Resources

TriOil had working capital of $351,778 at December 31, 2003 compared with $2,962,722 at December 31, 2002.

Cash generated from operations before working capital changes was $79,015 for 2003 as compared to a cash deficiency of $66,564 in 2002.

Given TriOil's proposed amalgamation with Entrada Energy Inc. (see "Proposed Transactions" below), TriOil has deferred planning any further exploration or development activities until the amalgamation has been voted on by TriOil's shareholders. TriOil believes that its cash on hand and monthly revenues are presently sufficient to meet its obligations on an ongoing basis.

Financing Activities:

During 2003, TriOil raised $960,000 of equity through the issue of 3,200,000 flow-through common shares at $0.30 per share. Pursuant to an agency agreement dated November 21, 2003, the agent was granted the option to purchase 318,346 common shares at a price of $0.30. The option expires on December 11, 2004. In December 2002, TriOil completed its initial public offering, raising gross proceeds of $4,003,928. A total of 5,310,000 flow-through common shares at $0.50 per share and 2,997,611 units at $0.45 per unit were sold under the offering.

Under the terms of the flow-through common Shares issued as part of its initial public offering, the Company had an obligation to incur and renounce to the subscribers for such shares an aggregate of $2,655,000 in qualifying expenditures by December 31, 2003. The entire amount of $2,655,000 was renounced effective December 31, 2002.

Management Discussion and Analysis

Investing Activities:

Capital Asset Continuity

	Balance Dec.31,2002	January 1 to December 31 2003	Balance Dec.31,2003
FIXED ASSETS			
FURNITURE	-	1,878	1,878
OFFICE EQUIPMENT	-	3,382	3,382
LEASEHOLD IMPROVEMENTS	-	1,500	1,500
COMPUTER EQUIPMENT	7,186	7,637	14,823
	7,186	14,397	21,583
Less: Accumulated amortization	-	(3,880)	(3,880)
	7,186	10,517	17,703
P & NG ASSETS			
CROWN LEASE ACQUISITIONS	71,128	158,124	229,253
FREEHOLD LEASE ACQUISITIONS	-	34,963	34,963
NON-PRODUCING LEASE RENT CROWN	1,904	8,189	10,093
GEOLOGICAL AND GEOPHYSICAL	13,059	201,560	214,619
INTANGIBLE DRILLING	332,570	1,829,398	2,161,968
INTANGIBLE COMPLETION	134,166	694,138	828,304
TANGIBLE COMPLETION	-	73,868	73,867
EQUIPMENT, GAS GATHERING AND COMPRESSION	-	482,310	482,310
ASSET RETIREMENT OBLIGATION	23,110	165,802	188,912
	575,937	3,648,352	4,224,289
Less: Accumulated depletion	-	(1,428,983)	(1,428,983)
	575,937	2,219,369	2,795,306
	$583,123	$2,229,886	$ 2,813,009

Capital spending was $2,053,567 for 2003 compared with $583,123 in 2002.

Related Party Transactions

TriOil had the following related party transactions during 2003.

(a) The Company paid $Nil (2002 - $Nil) in rent expense for its office space which it shared with a company related via common management. The fair value for the rent expense would be $18,000 (2002 - $18,000).

(b) Included in general administrative is $84,326 (2002 - $83,044) and in share issue costs is $65,957 (2002 - $83,697) in fees paid to a legal firm where a director is a partner.

(c) The Company paid $45,750 (2002 - $20,000) in fees to certain directors and officers of the Company for engineering and other consulting services.

(d) Included in accounts receivable is an allowance against expenditures of $7,500 due from a director.

Management Discussion and Analysis

All related party transactions occurred in the normal course of operations, have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which are, except for (a) above, similar to those negotiable with third parties.

Proposed Transactions

On May 3, 2004 TriOil announced that it had entered into a definitive amalgamation agreement dated April 30, 2004 (the "Agreement") in respect of its previously announced arm's length business combination with Entrada Energy Inc. ("Entrada"). Entrada is a private oil and gas company that is engaged in the exploration for, and the development and production of, crude oil and natural gas in the province of Alberta.

Pursuant to the terms of the Agreement, TriOil and Entrada will amalgamate (the "Amalgamation") to form a new company to be named "TriOil Ltd." ("Newco"). Under the Amalgamation (i) each Entrada shareholder shall receive 0.83333 of a share of Newco ("Newco Share") for each one (1) share of Entrada ("Entrada Share") held, and (ii) each TriOil shareholder shall receive one (1) Newco Share for each three (3) shares of TriOil ("TriOil Share") held. The holders of warrants ("Entrada Warrants") to purchase Entrada Shares shall receive 0.83333 of a Newco warrant ("Newco Warrant") for each one (1) Entrada Warrant held, each whole Newco Warrant entitling the holder to acquire one (1) Newco Share at a price of $0.90 per share. The exchange ratios give effect to a consolidation of the Newco Shares on a one (1) for three (3) basis.

All outstanding options to purchase TriOil Shares and Entrada Shares will either be exercised or cancelled or will expire in connection with the Amalgamation. Newco will adopt a share option plan providing for the issuance of that number of Newco Shares as is equal to 10% of the number of issued and outstanding Newco Shares immediately after the completion of the Amalgamation. Options to purchase Newco Shares will be granted concurrent with the closing of the Amalgamation at a price of $0.96 per Newco Share.

The closing of the Amalgamation is subject to a number of conditions, including: (i) receipt of all requisite regulatory approvals, including approval of the TSX Venture Exchange; (ii) the shareholders of TriOil and Entrada having approved the Amalgamation by way of special resolution; (iii) the Amalgamation becoming effective on or before August 31, 2004; (iv) holders of not more than 10% of the TriOil Shares and not more than 10% of the Entrada Shares having exercised their right of dissent; and (v) other conditions typical of a transaction of this nature.

The Amalgamation constitutes a "reverse takeover" of TriOil. Each of TriOil and Entrada will prepare and mail information circulars to their respective shareholders and hold shareholder meetings to approve the Amalgamation in compliance with applicable legislation and TSX Venture Exchange policies.

New Accounting Pronouncements

Stock-Based Compensation

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2003 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the income statement for options and warrants issued on or after January 1, 2003. As there were no options issued in 2003, there was no impact for compensation expense in the financial statements.

Management Discussion and Analysis

New Accounting Pronouncements

Asset Retirement Obligations

The new CICA standard dealing with accounting for asset retirement obligations which the Company has early adopted for December 31, 2003, changes the method of accruing for certain site-restoration costs. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired/installed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There are no asset retirement liabilities set up for those assets which have an indeterminate useful life.

Effective January 1, 2003, the Company changed its policy on accounting for liabilities associated with site restoration and abandonment of its oil and gas properties. The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated at $270,000. The liability for the expected cash flows, as reflected in the financial statements, has been discounted at 7%.

The schedule below is a reconciliation of the Company's liability for the year ended December 31, 2003:

Asset retirement obligation at January 1, 2003	$	23,110
Current period liabilities accrued		165,802
Current period accretion expense		2,056
Asset retirement obligation at December 31, 2003	$	190,968

Full Cost Accounting Guideline

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost" to replace CICA Accounting Guideline 5. The new guideline revised the calculations for the ceiling test calculations. The Company implemented this new guideline in 2003 in accordance with the transitional provisions that encouraged early adoption.

Outstanding Share Information

There were 12,307,611 common shares, 2,997,611 share purchase warrants, 900,000 options to acquire common shares pursuant to TriOil's stock option plan, 318,346 agent options outstanding, and 480,000 shares held in escrow at December 31, 2003.

On December 11, 2003 the Company issued 3,200,000 flow-through shares at $0.30 per share for $960,000. Pursuant to an agency agreement dated November 21, 2003, the agent was granted the option to purchase 318,346 common shares at a price of $0.30. The option expires on December 11, 2004. No value has been assigned to the warrants at December 31, 2003 as their value was not material. At December 31, 2003, no options had been exercised. Subsequent to year-end, 50,000 common shares were issued for $15,000 pursuant to the agent exercising a portion of its option on the common shares.

Additional Information

Additional information regarding TriOil can be obtained from SEDAR at www.sedar.com.

Management Discussion and Analysis

Directors and Officers

Directors	*Date Elected*
Joseph Dutton	September 11, 2002
William Maslechko	September 11, 2002
Howard Swennumson	September 26, 2002
Robert Libin	September 11, 2002

Officers	*Date Appointed*
Joseph Dutton	September 11, 2002
David Hill	September 11, 2002
Howard Swennumson	September 26, 2002

EXHIBIT 2.6

ENTRADA ENERGY INC.

FINANCIAL STATEMENTS

For the Quarter Ended March 31, 2004
And the Years Ended December 31, 2003 and 2002

To the Directors:

Entrada Energy Inc.

We have audited the balance sheet of Entrada Energy Inc. as at December 31, 2003 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year's balances were audited by another firm of public accountants.

Meyers Norris Penny LLP

Calgary, Alberta
April 22, 2004
(expect for Note10, which is as of July 16, 2004)

Chartered Accountants

GLADSTONE GILLIES

Chartered Accountants

Gladstone Gillies

Chartered Accountants
#310, 1111 – 11thAvenue S.W.
Calgary, Alberta
T2R 0G5

Telephone: (403) 263-2700
Fax: (403) 233-7437
Email: admin@gladstoneca.com

AUDITORS' REPORT

To the Shareholders of Entrada Energy Inc.

We have audited the balance sheet of Entrada Energy Inc. as at December 31, 2002 and the statements of operations and retained earnings (deficit) and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"Gladstone Gillies"

Calgary, Alberta
June 10, 2004

Chartered Accountants

Entrada Energy Inc.
Balance Sheets

	March 2004 (Unaudited)	December 2003 (Audited)	December 2002 (Audited)
Assets			
Current			
Cash	**85,353**	15,836	-
Accounts receivable	**174,063**	30,664	129,087
Deposits	**23,929**	23,929	15,200
	283,345	70,429	144,287
Equipment *(Note 4)*	**9,038**	9,038	11,297
Resource properties *(Note 4)*	**5,806,734**	5,421,489	4,826,835
	6,099,117	5,500,956	4,982,419
Liabilities			
Current			
Bank indebtedness *(Note 5)*	-	-	591,394
Accounts payable and accruals	**320,521**	1,372,714	164,047
	320,521	1,372,714	755,441
Future income taxes *(Note 6)*	**122,338**	152,051	73,500
Site restoration	-	-	12,433
Asset retirement obligation *(Note 3)*	**187,310**	184,088	-
	630,169	1,708,853	841,374
Shareholders' Equity			
Share capital *(Note 7)*	**5,982,695**	4,283,795	4,283,795
Deficit	**(513,747)**	(491,692)	(142,750)
	5,468,948	3,792,103	4,141,045
	6,099,117	5,500,956	4,982,419

Approved on behalf of the Board:

Signed "James Evaskevich"
James Evaskevich, Director

Signed "Robert Weir"
Robert Weir, Director

Entrada Energy Inc.
Statements of Operations and Retained Earnings (Deficit)

	Three months ended		Twelve months ended	
	March 31, 2004 (Unaudited)	*December 31, 2003 (Audited)*	*December 31, 2002 (Audited)*	*December 31, 2001 (Audited)*
Revenue				
Petroleum and natural gas sales	**387,579**	87,254	185,155	646,130
Royalties	**(9,670)**	(1,968)	(6,464)	(108,677)
Other	**-**	240	-	-
	377,909	85,526	178,691	537,453
Expenses				
Amortization, depletion and accretion (site restoration)	**142,654**	70,951	49,807	128,461
Administration	**166,412**	146,960	388,782	23,192
Interest	**-**	23,536	30,335	12,080
Production	**120,611**	151,248	245,334	199,418
	429,677	392,695	714,258	363,151
Income (loss) from operations	**(51,768)**	(307,169)	(535,567)	174,302
Other income				
Gain on sale of resource properties	**-**	-	217,979	-
Income (loss) before income taxes	**(51,768)**	(307,169)	(317,588)	174,302
Income tax expense (recovery)				
Current	**-**	(21,997)	(16,500)	15,608
Future	**(29,713)**	78,551	(19,900)	15,600
	(29,713)	56,554	(36,400)	31,208
Net Income (loss)	**(22,055)**	(363,723)	(281,188)	143,094
Deficit, beginning of period	**(485,828)**	(142,750)	138,438	(4,656)
Prior period adjustment *(Note 3)*	**(5,864)**	14,781	-	-
Retained earnings (deficit), end of period as restated	**(491,692)**	(127,969)	138,438	(4,656)
Net income (loss)	**(22,055)**	(363,723)	(281,188)	143,094
Retained earnings (deficit), end of period	**(513,747)**	(491,692)	(142,750)	138,438

Entrada Energy Inc.
Statements of Cash Flows

	Three months ended	Twelve months ended		
	March 31, 2004 (Unaudited)	*December 31, 2003 (Audited)*	*December 31, 2002 (Audited)*	*December 31, 2001 (Audited)*
Cash provided by (used for) the following activities				
Operating				
Net income (loss)	**(22,055)**	(363,723)	(281,188)	143,094
Amortization, depletion and accretion (site restoration)	**142,654**	70,951	49,807	128,461
Shares issued for consulting expenses	-	-	240,000	-
Gain on sale of resource properties	-	-	(217,979)	-
Future income tax expense (recovery)	**(29,713)**	78,551	(19,900)	15,600
Cash flow from operations	**90,886**	(214,221)	(229,260)	287,155
Changes in working capital accounts				
Accounts receivable	**(11,399)**	98,423	-	-
Deposits	-	(8,729)	-	-
Accounts payable and accruals	**(1,052,195)**	942,917	(256,379)	13,139
	(972,706)	818,390	(485,639)	300,294
Financing				
Payment of debt	-	(1,057,004)	-	-
Issue of shares, net of share issue costs	**1,566,900**	-	3,489,219	403,372
Repayment of loans from shareholders	-	(4,960)	45,000	-
	1,566,900	(1,061,964)	3,534,219	403,372
Investing				
Proceeds from sale of resource properties	-	1,057,004	808,000	-
Purchase of resource properties	**(524,675)**	(206,200)	(4,478,913)	(491,551)
	(524,675)	850,804	(3,670,913)	(491,551)
Increase (decrease) in cash resources	**69,517**	607,230	(622,333)	212,115
Cash (bank indebtedness), beginning of period	**15,836**	(591,394)	30,939	(181,176)
Cash (bank indebtedness), end of period	**85,353**	15,836	(591,394)	30,939

1. Nature of operations and going concern considerations

Entrada Energy Inc. ("the Company"), formally 906459 Alberta Ltd., was incorporated under the laws of the Province of Alberta on November 16, 2000. The Company is a natural resource company and is involved in oil and gas exploration and development.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company's ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Equipment
Equipment is initially recorded at cost. Amortization is provided using the declining balance method at a 20% rate per annum.

Resource properties
The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for, and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. Proceeds from the sale of properties and equipment are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and amortization.

Ceiling test
The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and are greater than their fair value. Capitalized costs are not recoverable if they exceed estimated undiscounted cash flows from future production of proved reserves plus the cost of unproved properties. Cash inflows and costs are estimated using reserves data determined by independent engineers. Costs are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost of unproved properties.

2. Accounting policies *(continued from previous page)*

Depletion and amortization
Depletion of resource properties and amortization of production equipment, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated proven resource reserves before royalties, as determined by independent engineers. For depletion and amortization purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Asset retirement obligations
Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110 "Asset Retirement Obligations". Asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the financial statements as the present value of expected future cash flows. Subsequent to the initial measurement, the effect of the passage of time on the liability for the asset retirement obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations.

Income taxes
The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Joint venture activity
Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and amortization of resource properties, the provision for site restoration and abandonment and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Change in accounting policy

Stock based compensation
Effective January 1, 2003, the Company early-adopted the Canadian accounting standard as outlined in *CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments"*. As allowed by the section, this policy has been adopted prospectively, with no restatement of prior years' balances. The adoption of the new accounting standard for stock-based compensation had no effect on Company operations as no options were issued during the year.

Asset Retirement Obligation
In 2004, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. These recommendations replace the existing policy on future site restoration, and as a result, have been treated as a change in accounting policy.

The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. This fair value is determined through industry guidelines and management's estimate on a property by property basis. The liability is subsequently adjusted due to the passage of time and is recognized as an accretion expense in the statement of operations and retained earnings. The liability is further adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated at $712,000. The liability for the expected cash flows, as reflected in the financial statements, has been discounted at 7 percent.

In addition, the change in accounting policy increased the Company's capital assets, as at December 31, 2003 by $163,441, increase the Company's deficit, as at December 31, 2003 by $5,864 and increased net loss, for the year ended December 31, 2003 by $20,645.

The schedule below is a reconciliation of the Company's liability for the quarter ended March 31, 2004:

Asset retirement obligation at December 31, 2003	184,088
Current period accretion expense	3,222
Asset retirement obligation at March 31, 2004	187,310

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by the operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

Full Cost Accounting Guideline
In January 1, 2004, the Company adopted AcG-16 "Oil and Gas Accounting – Full Cost". Under AcG-16, impairment is recognized if the carrying amount of the Company's resource properties exceed the sum of the undiscounted cash flows expected to result from the Company's proved reserves.

If the carrying value is not recoverable, the amount of impairment is measured by comparing the carrying amounts of the resource properties to an amount equal to the estimated net present value of cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows that are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

3. **Change in accounting policy**

Previously, impairment was tested based undiscounted future net revenues using proved reserves and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Company's financial results.

4. **Equipment and resource properties**

	Cost	*Accumulated Amortization*	*March 2004 Net Book Value*
Equipment	**16,945**	**7,907**	**9,038**
Resource properties	**6,040,824**	**234,090**	**5,806,734**

	Cost	*Accumulated Amortization*	*December 2003 Net Book Value*
Equipment	**16,945**	**7,907**	**9,038**
Resource properties	**5,516,147**	**94,658**	**5,421,489**

	Cost	*Accumulated Amortization*	*December 2002 Net Book Value*
Property, plant and equipment	**16,945**	**5,648**	**11,297**
Resource properties	**4,867,194**	**40,359**	**4,826,835**

During 2003, assets were acquired at an aggregate cost of $1,533,914, of which $1,327,714 were accrued for in accounts payable and accruals and $206,200 were acquired with cash. Also during the year, $1,057,004 of resource properties were disposed of to Yangarra Resources ("Yangarra"), a public company related through common ownership and directors, in return for Yangarra retiring the Company's working capital deficiency.

The 2003 ceiling test was performed using wellhead prices of $6.66/mcf for natural gas. Based on these parameters, there is no impairment in the carrying value.

On July 1, 2003, Yangarra, entered into an agreement with the Company to earn a 50% working interest in the Company's resource properties. As consideration, Yangarra was required to spend $4,649,367 on the Company's property. This amount was to retire the Company's working capital deficiency of $1,057,004 and the balance was to be spent on the development of the property.

Costs associated with unproven properties that have been excluded from costs subject to depletion for 2002, total $1,017,600 and relate primarily to undeveloped lands.

The Company did not capitalize general and administrative expenses relating to exploration and development activities to petroleum and natural gas properties.

5. Bank indebtedness

At December 31, 2002, the Company had credit facilities that provided for a revolving demand line of credit of $600,000. The credit facility was with a Canadian chartered bank and was collateralized by a floating charge debenture over all the Company's assets and general security agreement. The facility bore interest at the rate of 2% above the bank's prime lending rate.

At December 31, 2002 the Company had drawn $560,000 under this credit facility. The loan is classified as a current liability reflecting the demand nature of the loan.

The Company is subject to certain bank covenants and as at December 31, 2002 was not in compliance with the required working capital ratio.

Subsequent to December 31, 2002, the bank required the credit facility be reduced to $400,000. As a result, certain officers and directors or companies controlled by them advanced $300,000 to the Company.

At March 31, 2004, there was no existing line of credit available to the Company.

6. Future income taxes

At March 31, 2004, the Company has approximately $4,800,000 (2003 - $4,377,000; 2002 - $4,008,000) of resource tax pools and approximately $471,000 (2003 - $471,000; 2002 - $250,800) of non-capital losses available for deduction against future taxable income. The future tax liability of $122,388 (2003 - $152,051; 2002 - $73,500) resulted from the temporary difference of the accounting basis of resource properties and equipment being higher than the tax basis.

The non-capital losses will expire as follows:

2009	250,000
2010	221,000

The benefit of these losses have been used to reduce the future income tax liability.

7. **Share capital**

Authorized
Unlimited number of voting common shares
Unlimited number of preferred shares

	Number	*Value*
Issued		
Common shares		
Balance ending, December 31, 2001	5,482,200	592,377
Private placement	5,890,838	3,481,918
Flow through shares issued	40,000	16,000
Effect of future income taxes on flow through expenditures	-	(86,500)
Conversion of shareholder loans *(Note 8)*	66,666	40,000
Private placement in exchange for services	400,000	240,000
Balance ending, December 31, 2002 and December, 2003	11,879,704	4,283,795
Private placement	2,860,000	1,716,000
Share issue costs		(17,100)
Balance ending, March 31, 2004	14,739,704	5,982,695

As at December 31, 2001, the Company had not expended any funds on qualifying expenditures, however, as required, the entire balance of $592,880 was expended by December 31, 2002 on qualifying expenditures.

A future tax liability has been recorded and share capital reduced by $86,500 being the estimated benefit of the renounced tax deductions.

In January 2002, the Company completed a non-brokered private placement of 40,000 common shares issued on a "flow through" basis at a price of $0.40 per common share, for gross proceeds of $16,000. All qualifying expenditures relating to this issue have been renounced to the shareholders, with all expenditures being incurred.

During 2002, the Company issued 400,000 common shares for consulting services to companies controlled by officers and directors at an attributable value of $0.60 per common share for a total of $240,000. The consulting expense is included in general and administrative expenses.

On March 5, 2004 the Company, completed a non-brokered private placement of 2,860,000 units ("Units") at a price of $0.60 per unit, for gross proceeds of $1,716,000, of which $132,000 is included in accounts receivable. Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $ 0.75 per share.

7. **Share capital** *(continued from previous page)*

Stock Options
The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of the Company. The options vest immediately and expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company. During the first quarter ended March 31, 2004, 150,000 options that were granted in 2002 at a price of $0.40 were cancelled. No other options were exercised or granted during this same period.

	Number of Options	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance ending, December 31, 2001	-	-	-	-
Issued	1,266,566	0.40 - 0.60	0.51	2007
Balance ending, December 31, 2002 and 2003	1,266,566	0.40 - 0.60	0.51	2007
Cancelled	(150,000)	0.40	0.40	2007
Balance ending, March 31, 2004	1,116,566	0.40 - 0.60	0.53	2007

8. **Related party transactions**

During 2002, the Company issued 66,666 common shares to shareholders on conversion of shareholder loans and to companies controlled by directors and officers (Note 7).

During the year ended December 31, 2003, the Company had transactions with companies controlled by certain of the Company's officers and directors. A related company has a 50% interest in and is the operating company of all of the Company's wells, thus all the revenues, operating expenses and capital expenditures are to the related company. The Company also paid $42,000 of administrative fees to related companies. Included in accounts payable is $1,294,981 relating to the above transactions. During the first quarter ended March 31, 2004, the Company recovered $21,000 in administrative fees and at March 31, 2004 had $237,327 payable to the related party.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.

Fair value
The fair value of the Company's accounts receivable and accounts payable and accruals approximate their carrying value due to the short-term nature of these instruments.

Credit concentration
As at March 31, 2004, one customer accounted for 75% of accounts receivable. The Company believes that there is no unusual exposure associated with the collection of this receivable. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

10. Subsequent event

On May 3, 2004 TriOil Ltd. ("TriOil"), a public oil and gas company listed on the TSX Venture exchange, announced that it has entered into a definitive amalgamation agreement dated April 30, 2004 (the "Agreement") in respect of its previously announced arm's length business combination with Entrada Energy Inc. ("Entrada"). Pursuant to the terms of the Agreement, subject to receipt of applicable regulatory and shareholder approvals, TriOil and Entrada will amalgamate (the "Amalgamation") to form a new company to be named "TriOil Ltd.".

EXHIBIT 2.7

Year Ended December 31, 2003

Annual Results

The following table summarizes the annual results for the year ended December 31, 2003 compared with the year ended December 31, 2002.

	2003	2002
Sales volumes		
Natural gas mcf for the year	21,156	4,200
Financial results		
Gross revenues	$ 87,254	$ 185,155
Net loss	363,723	281,188
Basic loss per share	0.03	0.02
Total assets	5,500,956	4,982,419
Working capital deficiency	1,302,285	611,154
Total liabilities	1,708,853	841,374

Sales Volumes

Natural gas averaged 120 boe per day during the last 11 days of December 2003 after the Medicine Hat operations commenced. For 2003, natural gas prices averaged $6.14 per mcf compared to $7.35 per mcf in 2002.

Revenues and Royalties

Revenues net of royalties in 2003 were $85,286 compared to $178,691 in 2002. In mid-2002, Entrada sold its producing assets at Kirkpatrick Lake and Badger Lake and did not have any production until mid-December 2003.

Production Expenses

Production expenses in 2003 were $151,248 compared to $245,334 in 2002.

General Administrative Expenses

General and administrative expenses in 2003 fell to $146,960 compared with $388,782 in 2002. After July 2003, Entrada terminated the services of its exploration consulting staff and moved its office and contents into a smaller location thereby significantly reducing its general and administrative costs.

Depletion and Amortization

Depletion and amortization was $70,951 in 2003 compared to $40,359 in 2002.

Net Loss

For the year ended December 31, 2003 Entrada's net loss was $363,723 or $0.03 per share, compared with a net loss of $281,188 in 2002 or $0.02 per share. The increased net loss in 2003 is due to lower production volumes.

Capital Additions

	December 2003	December 2002	Capital Additions
Land Acquisition costs	1,451,650	2,443,112	(991,462)
Lease Rentals	107,338	-	107,338
	1,558,988	2,443,112	(894,124)
Geological and Geophysical	26,558	6,196	20,362
Intangible Drilling Costs	2,540,600	2,297,564	243,036
Intangible Completion Costs	325,002	78,697	246,305
	2,892,160	2,382,457	509,703
Gathering Systems	892,956	41,625	851,331
Depletion	(86,056)	(40,359)	(45,697)
Asset retirement obligation	172,045	-	172,045
Accumulated accretion	(8,602)	-	(8,602)
	163,443	-	163,443
Total resource assets	5,421,491	4,826,835	594,656

Capital additions were $640,353 in 2003 compared with $3,826,308 in 2002.

Related Party Transactions

During the last six months of 2003, Entrada paid $2,000 in rent expense and $12,000 for consulting services to a related company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

Entrada had a working capital deficit of $1,302,285 at December 31, 2003 compared with the deficit of $611,154 at December 31, 2002. Cash flow from operations for both years ended December 31, 2003 and 2002 were shortfalls, being $214,221 and $229,260, respectively.

Year Ended December 31, 2002

Annual Results

The following table summarizes the annual results for the year ended December 31, 2002 compared with the year ended December 31, 2001.

	2002	2001
Sales volumes		
– barrels of equivalent for the year	4,200	19,787
Financial results		
Gross revenues	$ 185,155	$ 646,130
Net income (loss)	(281,188)	143,094
Basic loss per share	0.02	0.03
Total assets	4,982,419	1,129,398
Working capital deficiency	611,154	196,949
Total liabilities	841,374	398,583

Sales Volumes

Sales averaged 11 boe per day during 2002, down from 54 boe per day in 2001 due to the divestiture of properties. For 2002, natural gas prices averaged $7.35 per mcf while oil prices averaged $40.10 per barrel.

Revenues and Royalties

Revenues net of royalties in 2002 were $178,691 compared to $537,453 in 2001. In mid-2002, Entrada sold its producing assets at Kirkpatrick Lake and Badger Lake.

Production Expenses

Production expenses in 2002 were $245,334 compared with $199,418 in 2001, due primarily to workovers on the wells at Kirkpatrick Lake and Badger Lake.

General Administrative Expenses

General and administrative expenses in 2002 increased dramatically to $388,782 compared with $23,192 in 2001 due to increased staff requirements to facilitate the sale of producing interests and the management of land acquisitions and drilling programs.

Depletion and Amortization

Depletion and amortization was $40,359 in 2002 compared with $119,828 in 2001. This was due to lower production volumes from the sale of the Kirkpatrick and Badger producing wells.

Net Loss

For the year ended December 31, 2002 Entrada's net loss was $281,188 or $0.02 per share, compared with net income of $143,094 in 2001. The increased net loss in 2002 is due to lower production volumes.

Capital Additions

	December 2002	December 2001	Capital Additions
Land Acquisition costs	2,443,112	607,876	1,835,236
Lease Rentals	-	-	-
	2,443,112	607,876	1,835,236
Geological and Geophysical	6,196		6,196
Intangible Drilling Costs	2,297,564	158,219	2,139,345
Intangible Completion Costs	78,697	-	78,697
	2,382,457	158,219	2,224,238
Gathering Systems	41,625	274,791	(233,166)
Depletion	(40,359)	(119,828)	79,469
Asset retirement obligation	172,045	-	-
Accumulated accretion	(8,602)	-	-
	163,443	-	-
Total resource assets	4,826,835	921,058	3,905,777

Capital additions were $3,826,308 in 2002 compared with $730,015 in 2001.

Related Party Transactions

During 2002, Entrada issued 66,666 Entrada Shares to shareholders and to companies controlled by directors and officers on conversion of shareholder loans.

During 2002, Entrada issued 400,000 Entrada Shares for consulting services to companies controlled by officers and directors at an attributable value of $0.60 per share for a total value of $240,000. The consulting expense is included in General and Administrative Expenses.

In 2001, Entrada acquired certain natural gas assets and lands with a fair market value of $830,000 from shareholders of Entrada. The acquisition has been recorded at the carrying value (being $330,005) of the vendors. The purchase price has been satisfied by the assumption of accounts payable of $330,000 and the issuance of 1,250,000 Entrada Shares at a total attributable value of $5.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

Entrada had a working capital deficit of $611,154 at December 31, 2002 compared with the deficit of $196,949 at December 31, 2001. The shortfall from operations for the year ended December 31, 2002 was $229,260 compared to a cash flow of $287,155 for 2001.

Year Ended December 31, 2001

Overview

In early 2001, Entrada acquired certain oil and gas assets and lands with a market value of $830,000 from shareholders of Entrada. The acquisition was recorded at the carrying value (being $330,005) of the vendors. The purchase price was satisfied by the assumption of accounts payable of $330,000 and the issuance of 1,250,000 Entrada Shares at a total attributable value of

EXHIBIT 2.8

TriOil Ltd.

Financial Statements
For the three and six months ended June 30, 2005 and 2004

(unaudited – prepared by Management)

Contents

Notice of No Auditor Review of Interim Financial Statements	2
Financial Statements	
Balance Sheets	3
Statements of Operations and Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

	June 30 2005 (unaudited)	December 31 2004 (unaudited)
Assets		
Current		
Cash	$ **959,032**	$ 2,952,546
Accounts receivable *(note 9)*	**613,050**	332,416
Prepaid expenses and deposits	**70,331**	72,708
	1,642,413	3,357,670
Goodwill	**396,208**	396,208
Property and equipment *(note 3)*	**12,739,752**	12,108,634
	$ **14,778,373**	$ 15,862,512
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **1,071,238**	$ 2,271,610
Asset retirement obligation *(note 4)*	**565,339**	582,547
Future income tax liability *(note 7)*	**2,028,490**	2,001,127
	3,665,067	4,855,284
Shareholders' Equity		
Equity instruments *(note 5)*	**11,631,599**	11,631,599
Contributed surplus *(note 6)*	**115,556**	60,760
Deficit	**(633,849)**	(685,131)
	11,113,306	11,007,228
	$ **14,778,373**	$ 15,862,512

Approved on behalf of the Board:

"signed" Joseph Dutton
Joseph Dutton, Director

"signed" James G. Evaskevich
James G. Evaskevich, Director

The accompanying notes are an integral part of the financial statements.

TriOil Ltd.
Statements of Operations and Deficit
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Revenue				
Petroleum and natural gas sales	$ **1,296,019**	$ 374,345	$ **2,455,773**	$ 778,576
Royalties	**(129,443)**	(105,343)	**(304,852)**	(115,013)
	1,166,576	269,002	**2,150,921**	663,563
Interest income	**5,656**	–	**6,082**	–
	1,172,232	269,002	**2,157,003**	663,563
Expenses				
Production	**169,529**	115,212	**351,001**	235,823
Transportation costs	**33,713**	13,104	**66,304**	29,756
General and administrative	**166,723**	60,952	**347,386**	227,364
Interest	**37,767**	–	**65,985**	–
Stock-based compensation	**27,398**	–	**54,796**	–
Depletion and depreciation	**607,426**	79,137	**1,174,301**	218,569
Accretion	**5,122**	3,222	**18,585**	6,444
	1,047,678	271,627	**2,078,358**	717,956
Income (loss) before income taxes	**124,554**	(2,625)	**78,645**	(54,393)
Income taxes				
Future income tax provision (recovery) *(note7)*	**42,415**	–	**27,363**	(29,713)
Net income (loss) for the period	**82,139**	(2,625)	**51,282**	(24,680)
Deficit, beginning of period	**(715,988)**	(510,095)	**(685,131)**	(488,040)
Deficit, end of period	$ **(633,849)**	$ (512,720)	$ **(633,849)**	$ (512,720)
Loss per share – basic and diluted *(note 5)*	$ –	$ –	$ –	$ –

The accompanying notes are an integral part of the financial statements.

TriOil Ltd.
Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Operating				
Net income (loss) for the period	$ **82,139**	$ (2,625)	$ **51,282**	$ (24,680)
Add back non-cash items				
Stock-based compensation	**27,398**	–	**54,796**	–
Depletion and depreciation	**607,426**	79,137	**1,174,301**	218,569
Accretion	**5,122**	3,222	**18,585**	6,444
Future income tax provision (recovery)	**42,415**	–	**27,363**	(29,713)
	764,500	79,734	**1,326,327**	170,620
Change in non-cash working capital *(note 8)*	**215,681**	(368,278)	**(502,120)**	(216,378)
	980,181	(288,544)	**824,207**	(45,758)
Financing				
Issue of equity instruments	–	132,000	–	1,716,000
Equity instrument issue costs	–	(5,019)	–	(22,119)
Change in non-cash working capital *(note 8)*	–	(9,061)	–	3,764
	–	117,920	–	1,697,645
Investing				
Expenditures on property and equipment	**(573,170)**	(1,434,497)	**(1,841,212)**	(1,959,172)
Change in non-cash working capital *(note 8)*	**(753,595)**	1,730,393	**(976,509)**	502,074
	(1,326,765)	295,896	**(2,817,721)**	(1,457,098)
(Decrease) increase in cash during the period	**(346,584)**	125,272	**(1,993,514)**	194,789
Cash, beginning of period	**1,305,616**	85,353	**2,952,546**	15,836
Cash, end of period	$ **959,032**	$ 210,625	$ **959,032**	$ 210,625

Supplemental cash flow information				
Interest paid	$ –	$ –	$ **13,743**	$ –

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations

TriOil Ltd. (the "Company") was formed by the amalgamation on August 13, 2004 under the *Business Corporations Act* (Alberta) (the "ABCA"), of Entrada Energy Inc. ("Predecessor Entrada"), a private company incorporated under the ABCA on November 16, 2000, and TriOil Ltd. ("Predecessor TriOil"), a public company listed on the TSX Venture Exchange and incorporated under the ABCA on July 30, 2002. The amalgamated company has continued under the name TriOil Ltd. The principal business activities of the Company include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

2. Basis of Presentation

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the audited December 31, 2004 financial statements except certain disclosures have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the notes contained in the Company's audited December 31, 2004 financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies.

The operating results for the three and six months ended June 30, 2005 may not be indicative of the results for the year ended December 31, 2005.

Certain prior year comparative figures have been reclassified to conform to the presentation used in the current period.

3. Property and Equipment

	June 30, 2005		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 14,809,768	$ 2,185,477	$ 12,624,211
Office equipment	138,647	23,186	115,461
	$ 14,948,415	$ 2,208,663	$ 12,739,752

	December 31, 2004		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 13,073,380	$ 1,018,177	$ 12,055,203
Office equipment	69,616	16,185	53,431
	$ 13,142,996	$ 1,034,362	$ 12,108,634

No general administrative expenses were capitalized in 2005 and 2004.

Excluded from the depletion calculation for the six months ended June 30, 2005 was $109,800 in undeveloped lands (2004 – $122,000).

4. Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligation associated with the retirement of the Company's property and equipment:

		June 30, 2005
Asset retirement obligation, beginning of period	$	582,547
Liabilities incurred		27,540
Abandonments, dispositions, adjustments		(63,333)
Accretion		18,585
Asset retirement obligation, end of period	$	565,339

The following significant assumptions were used to estimate the asset retirement obligation:

		June 30, 2005
Undiscounted cash flows	$	1,079,408
Discount rate		7%
Weighted average expected timing of cash flows		9.3 years

5. Equity Instruments

(a) Issued

Common shares	Number of equity instruments		Amount
Balance, June 30, 2005 and December 31, 2004	24,219,692		11,287,824
Warrants			
Balance, June 30, 2005 and December 31, 2004	1,330,771		343,775
		$	11,631,599

(b) Flow-through shares

In 2004, the Company issued a total of 7,117,548 flow-through shares for gross proceeds of $4,750,250. These proceeds were renounced to investors on December 31, 2004. During the six months ended June 30, 2005, the Company incurred approximately $925,300 (year ended December 31, 2004 - $954,700) of qualifying flow-through expenditures. The Company has until December 31, 2005 to incur the remaining $2,870,250 of qualifying expenditures.

(c) Escrowed shares

Pursuant to the terms of an escrow agreement dated August 13, 2004, 3,374,015 of the currently issued and outstanding common shares and 400,000 options to purchase common shares from existing shareholders were escrowed and scheduled for release in equal tranches of 25% over 18 months from the date of the amalgamation (see note 1). As at June 30, 2005, 1,687,008 common shares remained in escrow. The escrowed options were cancelled upon the resignation of an officer in April 2005.

5. Equity Instruments (continued)

(d) Options

As at June 30, 2005 and December 31, 2004, the Company had 2,195,000 stock options outstanding to purchase shares from treasury. The following table summarizes information about stock options as at June 30, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable
$ 0.55	1,756,000	4.25	$ 0.55	585,334
$ 0.65	439,000	4.38	0.65	146,333
	2,195,000	4.28	$ 0.57	731,667

(e) Warrants

As at June 30, 2005 and December 31, 2004, the Company had 1,330,711 warrants outstanding. The following table summarizes information about warrants outstanding as at June 30, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable
$ 0.90	1,191,662	0.68	$ 0.90	1,191,662
$ 0.65	139,049	0.38	0.65	139,049
	1,330,711	0.65	$ 0.87	1,330,711

(f) Per share amounts

Per common share calculations for the three and six months ended June 30, 2005 are based on 24,219,692 basic weighted average number of common shares outstanding (three and six months ended June 30, 2004 – 12,283,043 and 11,440,321, respectively) . In computing diluted per share amounts, all of the Company's outstanding options and warrants have been excluded as they are anti-dilutive.

6. Contributed Surplus

	June 30, 2005
Opening balance	$ 60,760
Stock-based compensation – September 2004 grant	42,204
Stock-based compensation – November 2004 grant	12,592
	54,796
Closing balance	$ 115,556

7. Income Taxes

The provision for future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to the loss before taxes. The difference results from the following:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Expected income tax provision (recovery) at 37.62% (2004 – 38.87%)	$ 47,316	$ (1,021)	$ 29,586	$ (21,143)
Non-deductible crown and other charges	17,430	49,547	50,608	50,519
Stock-based compensation	10,033	–	20,614	–
Resource allowance	(34,525)	(19,701)	(72,388)	(26,052)
Alberta Royalty Tax Credit	(9,632)	(12,630)	(15,527)	(12,630)
Rate adjustments and other	11,793	(16,195)	14,470	(20,407)
	$ 42,415	$ –	$ 27,363	$ (29,713)

The components of future income taxes are:

	June 30 2005	December 31 2004
Future income tax assets		
Asset retirement obligation	$ 201,374	$ 207,503
Non-capital loss carryforwards	178,601	178,601
Share issue costs	195,631	231,203
Other	–	20,085
Future income tax liabilities		
Carrying amount of property and equipment in excess of tax basis	(1,585,492)	(1,290,325)
Unexpended flow-through share proceeds	(1,018,604)	(1,348,194)
	$ (2,028,490)	$ (2,001,127)

As at June 30, 2005, the Company has approximately $8.8 million of tax pools available for deduction against future taxable income. The Company also has non-capital tax losses of $501,000 available for deduction against future taxable income that expire between 2009 and 2014.

8. Change in Non-Cash Working Capital

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Accounts receivable	$ 244,273	$ 117,423	$ (280,634)	$ (29,226)
Prepaid expenses and deposits	18,770	–	2,377	–
Accounts payable and accrued liabilities	(800,957)	1,329,623	(1,200,372)	315,948
	$ (537,914)	$ 1,447,046	$ (1,478,629)	$ 286,722

The change in non-cash working capital has been allocated to the following activities

Operating	$ 215,681	$ (368,278)	$ (502,120)	$ (216,278)
Financing	–	(9,061)	–	3,764
Investing	(753,595)	1,730,393	(976,509)	502,074
	$ (537,914)	$ 1,447,046	$ (1,478,629)	$ 286,722

9. Related Party Transactions

Except as disclosed elsewhere in these financial statements, the Company had the following related party transactions:

(a) During the three and six months ended June 30, 2005, the Company was charged $103,286 and $196,286, respectively (three and six months ended June 30, 2004 - $nil) for engineering and consulting fees by companies controlled by officers of the Company. Of these fees, $24,000 and $48,000 for the three and six months ended June 30, 2005, respectively, related directly to exploration activities.

(b) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $nil and $150,000, respectively) of management fees charged by companies controlled by directors of the Company.

(c) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $22,013 and $31,988, respectively) of accounting fees charged by a company controlled by an officer of Predecessor Entrada.

(d) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $3,000 and $6,000, respectively) of office rent charged by a company related via common directors.

(e) The Company holds a 50% working interest in certain resource properties operated by a company related via common directors. Amounts charged by the related company, under the same terms and conditions as third party joint venture partners, are summarized as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Net petroleum and natural gas revenue	$ 434,021	$ 140,686	$ 850,841	$ 397,984
Expenditures on property and equipment	$ 232,265	$ 1,434,495	$ 877,390	$ 1,959,170

As at June 30, 2005, included in accounts receivable was $166,428 (accounts payable at December 31, 2004 - $1,226,504) in respect of the above amounts.

(f) As at June 30, 2005, included in accounts receivable was an advance of $7,500 due from an officer and director (December 31, 2004 – $7,500).

All related party transactions occurred in the normal course of operations and have been measured at the agreed exchange amounts, which are the amounts of consideration established and agreed to by the parties and which are similar to those negotiable with third parties.

EXHIBIT 2.9

TRIOIL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements for the three and six months ended June 30, 2005, the audited financial statements for the year ended December 31, 2004 and the notes pertaining thereto, as well as the Company's December 31, 2004 MD&A. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company's website www.trioil.ca

The date of this MD&A is August 25, 2005 and incorporates all relevant information and considerations to that date.

Forward-looking Statements

This disclosure includes statements about expected future events and/or financial results that are forward-looking in nature and subject to substantial risks and uncertainties. These risks include but are not limited to: petroleum and natural gas price volatility, interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of capital expenditures, production levels and the adequacy of funding for capital investments TriOil cautions that actual performance will be affected by a number of factors, many of which are beyond its control.

Non-GAAP financial measures

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry. The terms "net petroleum and natural gas revenue" (petroleum and natural gas sales less royalties, production expenses and transportation costs) and "funds flow from operations" (net loss for the period adjusted for non-cash items in the statement of operations) are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP.

BOE Presentation

The term barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

BACKGROUND AND BASIS OF PRESENTATION

TriOil Ltd. (the "Company") was formed by the amalgamation on August 13, 2004, under the *Business Corporations Act* (Alberta) (the "ABCA"), of Entrada Energy Inc. ("Predecessor Entrada"), a private company incorporated under the ABCA on November 16, 2000, and TriOil Ltd. ("Predecessor TriOil"), a public company listed on the TSX Venture Exchange and incorporated under the ABCA on July 30, 2002. The amalgamated company has continued under the name TriOil Ltd. The principal business activities of the Company include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada.

As the amalgamation on August 13, 2004 was accounted for as a reverse take-over, the comparative figures for the three and six months ended June 30, 2004 are those of Predecessor Entrada.

RESULTS OF OPERATIONS

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Statement of Operations and Deficit ($)				
Net petroleum and natural gas revenue	963,334	140,686	1,733,616	397,984
Net petroleum and natural gas revenue / boe	33.09	14.98	30.13	20.21
Daily sales volumes (boe 6:1)	320	103	318	108
Income (loss) for the period	82,139	(2,625)	51,282	(24,680)
Income (loss) per share – basic and diluted	0.00	(0.00)	0.00	(0.00)
Statement of Cash Flows ($)				
Funds flow from operations	764,500	79,734	1,326,327	170,620
Weighted average number of shares – basic	24,219,692	12,283,043	24,219,692	11,440,321

	June 30, 2005	December 31, 2004
Balance Sheet ($)		
Working capital	571,175	1,086,060
Total assets	14,778,373	15,862,512
Equity instruments	11,631,599	11,631,599

Revenues and volumes

Petroleum and natural gas revenues before royalties were $1,296,019 (320 boe/day) for the three-month period ended June 30, 2005 as compared to $374,345 (103 boe/day) for the three months ended June 30, 2004.

Petroleum and natural gas revenues before royalties were $2,455,773 (318 boe/day) for the six-month period ended June 30, 2005 as compared to $778,576 (108 boe/day) for the six months ended June 30, 2004.

Production is higher in 2005 as the comparative period is only that of Predecessor Entrada. In addition, production has continued to grow as a result of the Company's exploration and development program.

Natural gas prices earned by the Company averaged $7.42/mcf or $44.52/boe for the three-month period ended June 30, 2005 as compared to $6.64/mcf or $39.86/boe for the three-month period ended June 30, 2004.

Natural gas prices earned by the Company averaged $7.11/mcf or $42.68/boe for the six-month period ended June 30, 2005 as compared to $6.59/mcf or $39.53/boe for the six-month period ended June 30, 2004.

Royalties

Royalties, net of the Alberta Royalty Tax Credit, were $129,443 ($4.45/boe) for the three-month period ended June 30, 2005 as compared to $105,343 ($11.22/boe) for the three months ended June 30, 2004. The comparative 2004 royalties were high relative to 2005 due to the under-accrual of crown royalties in the first quarter of 2004 that were subsequently recorded in the second quarter.

Royalties, net of the Alberta Royalty Tax Credit, were $304,852 ($5.30/boe) for the six-month period ended June 30, 2005 as compared to $115,013 ($5.84/boe) for the six months ended June 30, 2004.

Production expenses

Production expenses, including transportation costs, were $203,242 ($6.98/boe) for the three-month period ended June 30, 2005 as compared to $128,315 ($13.66/boe) for the three-month period ended June 30, 2004.

Production expenses were $417,305 ($7.25/boe) for the six-month period ended June 30, 2005 as compared to $265,578 ($13.48/boe) for the six-month period ended June 30, 2004.

Production expenses per boe in 2005 have reduced significantly due to operational efficiencies in the Medicine Hat area and to increased production which reduced fixed costs per boe.

General and administrative expenses

General and administrative expenses for the three and six months ended June 30, 2005 were $166,723 and $347,386, respectively, as compared to $60,952 and $227,364 for the three and six months ended June 30, 2004.

The overall increase in general and administrative expenses is commensurate with the increase in corporate and production activities, an increase in leased office space and the change in the Company's status from private to public as a result of the amalgamation.

General and administrative expenses were comprised of the following:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Office and administrative	$ 41,852	$ 4,556	$ 88,228	$ 7,795
Transfer agent and filing fees	5,254	–	27,809	-
Consulting fees	95,690	16,277	173,225	173,197
Professional fees	23,927	40,119	58,124	46,372
	$ 166,723	$ 60,952	$ 347,386	$ 227,364

Interest expense

During the three and six months ended June 30, 2005, the Company incurred $37,767 and $65,985, respectively, of interest expense. Interest expense is primarily related to Part XII.6 interest on unspent flow-through expenditure commitments resulting from flow-through shares issued in 2004. The Company did not incur any interest expense during the three and six months ended June 30, 2004.

Depletion and depreciation

Depletion and depreciation expense for the three and six months ended June 30, 2005 was $607,426 and $1,174,301, respectively, compared to $79,137 and $218,569, respectively, for the comparative 2004 periods. On a boe basis, depletion and depreciation increased from $8.43 per boe in the second quarter of 2004 to $20.86 per boe to the second quarter of 2005 and $11.10 per boe in the first six months of 2004 to $20.41 per boe in the first six months of 2005.

The increase in depletion and depreciation for the 2005 periods is due to increases in the Company's asset base and production volumes.

Accretion expense

Accretion expense for the three and six months ended June 30, 2005 was $5,122 and $18,585, respectively, as compared to $3,222 and $6,444 for the three and six months ended June 30, 2004. The increase in accretion expense in each period is due to an increase in the number of wells resulting from the amalgamation in August 2004 and the Company's drilling program.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005 the Company had working capital of $571,175 compared to $1,086,060 at December 31, 2004. The reduction in working capital over the six-month period was due to a $1.84 million capital spending program offset by funds flow from operations in the amount of $1.33 million in the first six months of 2005.

Funds flow from operations for the three months ended June 30, 2005 increased by $684,766 over the $79,734 of funds flow reported for the three months ended June 30, 2004. The increase was primarily due to the increase in net petroleum and natural gas revenue, which was $963,334 for the second quarter of 2005 compared to $140,686 for the second quarter of 2004.

Funds flow from operations for the six months ended June 30, 2005 increased by $1,155,707 over the $170,620 of funds flow reported for the six months ended June 30, 2004. The increase was primarily due to the increase in net petroleum and natural gas revenue, which was $1,733,616 for the six months ended June 30, 2005 compared to $397,984 for 2004.

The Company has no off-balance sheet arrangements.

FINANCING ACTIVITIES

The Company did not undertake any financing activities during the three and six months ended June 30, 2005.

CAPITAL SPENDING

During the three and six months ended June 30, 2005, the Company spent $573,170 and $1,841,212 respectively, on its capital spending program compared to $1,434,497 and $1,959,172 for the three and six months ended June 30, 2004.

2005 capital spending is summarized as follows:

	June 30, 2005 Three months ended	Six months ended
Land	$ 36,791	$ 197,267
Drilling and completion	294,396	888,756
Geological and geophysical	95,782	191,729
Equipment	104,020	494,430
Other	42,181	69,030
	$ 573,170	$ 1,841,212

2005 drilling activity (100% successful)

	Three months ended June 30, 2005		Six months ended June 30, 2005	
	Gas wells		Gas wells	
	Gross	Net	Gross	Net
Medicine Hat	–	–	2	1
Mundare	1	0.30	2	0.60
Viking South	–	–	1	0.25
	1	0.30	5	1.85

Flow-through expenditures

In August and November 2004, the Company issued a total of 7,117,548 flow-through shares (post-consolidation equivalent) for gross proceeds of $4,750,250. These proceeds were renounced to investors on December 31, 2004. During the three and six months ended June 30, 2005, the Company incurred approximately $273,030 and $925,300, respectively (year ended December 31, 2004 - $954,700) of qualifying flow-through expenditures. The Company has until December 31, 2005 to incur the remaining $2,870,250 of qualifying expenditures. The Company anticipates incurring sufficient qualifying expenditures by the end of 2005 through its exploration drilling program and other qualifying expenditures.

Asset retirement obligation

The undiscounted fair value of the asset retirement obligation associated with the Company's existing properties is estimated to be $1,079,408 for which $565,339 has been recorded using a discount rate of 7% and an estimated weighted average timing of cash flows of 9.3 years.

SHARE CAPITAL

Common shares

As at June 30, 2005, the Company had 24,219,692 issued and outstanding common shares at a book value of $11,287,824. There have been no shares issued since June 30, 2005.

Warrants

As at June 30, 2005, the Company had 1,330,711 warrants outstanding at an ascribed value of $343,775. There has been no change in warrants since June 30, 2005.

Options

As at June 30, 2005, the Company had 2,195,000 options outstanding. In July 2005, the number of options outstanding decreased by 400,000 options to 1,795,000 due to the resignation of an officer in April 2005.

Escrowed securities

As at June 30, 2005, 1,687,008 common shares remained in escrow. In August 2005, 843,504 common shares were released from escrow. As of the date of this MD&A there were 843,504 common shares in escrow.

RELATED PARTY TRANSACTION AND BALANCES

(a) During the three and six months ended June 30, 2005, the Company was charged $103,286 and $196,286, respectively (three and six months ended June 30, 2004 - $nil) for engineering and consulting fees by companies controlled by officers of the Company. Of these fees, $24,000 and $48,000 for the three and six months ended June 30, 2005, respectively, related directly to exploration activities.

(b) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $nil and $150,000, respectively) of management fees charged by companies controlled by directors of the Company.

(c) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $22,013 and $31,988, respectively) of accounting fees charged by a company controlled by an officer of Predecessor Entrada.

(d) Included in general and administrative expenses for the three and six months ended June 30, 2005, is $nil (three and six months ended June 30, 2004 - $3,000 and $6,000, respectively) of office rent charged by a company related via common directors.

(e) The Company holds a 50% working interest in certain resource properties operated by a company related via common directors. Amounts charged by the related company, under the same terms and conditions as third party joint venture partners, are summarized as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Net petroleum and natural gas revenue	$ 434,021	$ 140,686	$ 850,841	$ 397,984
Expenditures on property and equipment	$ 232,265	$ 1,434,495	$ 877,390	$ 1,959,170

As at June 30, 2005, included in accounts receivable was $166,428 (accounts payable at December 31, 2004 - $1,226,504) in respect of the above amounts.

(f) As at June 30, 2005, included in accounts receivable was an advance of $7,500 due from an officer and director (December 31, 2004 – $7,500).

All related party transactions occurred in the normal course of operations and have been measured at the agreed exchange amounts, which are the amounts of consideration established and agreed to by the parties and which are similar to those negotiable with third parties.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended					
	June 30	March 31	December 31	September 30	June 30	March 31
	2005		2004			
Statement of Operations and Deficit ($)						
Net petroleum and natural gas revenue	963,334	770,282	438,315	326,197	140,686	257,298
Net income (loss) for the period	82,139	(30,857)	(72,153)	(100,258)	27,088	(51,768)
Income (loss) per share – basic	–	–	–	(0.01)	–	–
Statement of Cash Flows ($)						
Funds flow from operations	764,500	561,827	284,672	184,631	79,734	90,886
Balance Sheet ($)						
Working capital (deficiency)	571,175	379,845	1,086,060	(773,400)	(1,396,956)	(37,176)
Total assets	14,778,373	15,476,011	15,862,512	10,754,231	7,465,554	6,099,117
Equity instruments	11,631,599	11,631,599	11,631,599	9,120,264	5,977,676	5,982,695

Quarterly information for 2003 is not readily available as this comparative financial information is that of Predecessor Entrada, which was a private company prior to the amalgamation.

THE YEAR AHEAD

The Company is financially strong given its cash position at June 30, 2005, its increasing funds flow from operations, lack of debt and the availability of a $3 million credit facility. In 2005, the Company plans to fulfill its flow-through expenditure commitments, continue to grow its land base and production in core areas and participate in a number of seismic programs and farm-in opportunities in order to increase its drilling inventory.

RISKS AND UNCERTAINTIES

The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008 – 2012. The Federal Government released a framework outlining its climate change action plan on April 13, 2005. The plan, as released, contains few technical details regarding the implementation of the Government's greenhouse gas reduction strategy. The Climate Change Working Group of Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the resource industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the resource sector.

As the Federal Government has yet to release a detailed Kyoto compliance plan, the Company is unable to predict the impact of potential regulations upon its business. However, it is possible that the Company would face increases in operating costs in order to comply with the greenhouse gas emission legislation.

NEW CANADIAN ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods:

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), which will be effective for the reporting year-end 2007. The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of "Comprehensive Income" to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for 2007 reporting. Any instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

As the Company does not have any hedges in place, these new pronouncements do not impact the Company's current financial position.

EXHIBIT 2.10

TRIOIL LTD.

Notice of Annual and Special Meeting of the Shareholders

TO: THE SHAREHOLDERS OF TRIOIL LTD.

TAKE NOTICE that the Annual and Special Meeting (the "**Meeting**") of the shareholders of TriOil Ltd. (the "**Corporation**") will be held in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on the 23rd day of June, 2005 at 3:00 p.m. (Calgary time) for the following purposes:

(1) To receive and consider the financial statements of the Corporation for the year ended December 31, 2004, the auditors' report thereon and the report of the Board of Directors;

(2) To fix the number of directors to be elected at the Meeting at five;

(3) To elect directors;

(4) To appoint auditors and to authorize the directors to fix their remuneration as such;

(5) To re-approve the Corporation's share option plan, all as more particularly described in the Information Circular – Proxy Statement of the Corporation dated May 11, 2005 (the "**Information Circular**"); and

(6) To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and forms part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the President of the Corporation, c/o CIBC Mellon Trust Company, Suite 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mail to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on May 16, 2005 (the "**Record Date**"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise establishes that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 11th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) James G. Evaskevich
Chairman of the Board

TRIOIL LTD.

Information Circular - Proxy Statement

for the Annual and Special Meeting
to be held on June 23, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of TRIOIL LTD. (the "**Corporation**") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "**Meeting**") to be held on the 23rd day of June, 2005 at 3:00 p.m. (Calgary time) in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. *Instruments of Proxy must be received by the President of the Corporation, c/o CIBC* Mellon Trust Company, Suite 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "**Board**") has fixed the record date for the Meeting at the close of business on May 16, 2005 (the "**Record Date**"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares (the "**Common Shares**") of the Corporation who do not hold their Common Shares in their own name ("**Beneficial Shareholders**"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at five members and to elect five directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently five directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at five members and in favour of the election as directors of the five nominees hereinafter set forth:

James G. Evaskevich
Joseph Dutton
Robert Libin
Robert D. Weir
Donald C. Cameron

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of May 11, 2005.

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
James G. Evaskevich[1] Calgary, Alberta Chairman of the Board and Director	President and Chief Executive Officer of Yangarra Resources Inc., a public oil and gas company listed on the TSX Venture Exchange	August 13, 2004	1,460,411
Joseph Dutton Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	August 13, 2004	50,000

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
Robert Libin[1] Calgary, Alberta Director	Vice-President of Balmon Holdings Ltd., a private investment company	August 13, 2004	71,667
Robert D. Weir[1] Calgary, Alberta Director	Vice-President, Engineering of Yangarra Resources Inc.	August 13, 2004	1,250,272[3]
Donald C. Cameron Calgary, Alberta Director	Private consultant to companies operating in the oil and gas industry	August 13, 2004	416,665

Notes:

(1) Members of the Audit Committee of the Corporation.

(2) The Corporation does not have an Executive Committee.

(3) An aggregate of 20,833 Common Shares are owned by Weir Resource Management Ltd., a private company controlled by Robert D. Weir.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of BDO Dunwoody LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. BDO Dunwoody LLP has been the Corporation's auditors since the formation of the Corporation.

Re-Approval of Share Option Plan

The Corporation has a stock option plan (the "**Plan**") pursuant to which options to purchase Common Shares may be granted by the board of directors to directors, officers and employees of, and consultants to, the Corporation or any of its subsidiaries. Options granted under the Plan will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years. The aggregate number of Common Shares subject to options granted under the Plan, from time to time, cannot exceed 10% of the aggregate number of Common Shares outstanding and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the aggregate number of issued and outstanding Common Shares. The Corporation currently has outstanding options to purchase 2,195,000 Common Shares under the Plan as follows:

Group (Number in Group)	Number of Common Shares Subject to Option	Date of Grant	Date of Expiry	Exercise Price
Executive Officers (5)	1,450,000	September 28, 2004	September 28, 2009	$0.55
		November 17, 2004	November 16, 2009	$0.65
Directors (3)[(1)]	300,000	September 28, 2004	September 28, 2009	$0.55
		November 17, 2004	November 16, 2009	$0.65
Employees, Consultants and others (3)	445,000	September 28, 2004	September 28, 2009	$0.55
		November 17, 2004	November 16, 2009	$0.65

Note:
(1) Directors who are not also executive officers.

The Plan was approved by shareholders at the annual and special meeting held on August 12, 2004. Pursuant to policies of the TSX Venture Exchange (the "**TSXV**") "rolling plans", such as the Plan, must receive shareholder approval yearly.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution:

> "BE IT RESOLVED as an ordinary resolution of the Shareholders of TRIOIL LTD. (the "Corporation") that:
>
> 1. the share option plan of the Corporation as described in the Information Circular – Proxy Statement of the Corporation dated May 11, 2005, be and is hereby approved; and
>
> 2. any one director or officer of the Corporation be and is hereby authorized to take any and all actions and to execute and deliver any and all documents, agreements and other instruments that may be considered to be necessary or desirable to give full effect to the foregoing resolution."

The resolution must be approved by a simple majority of votes cast at the Meeting by holders of the Common Shares. If the Plan is not approved by Shareholders, options already granted under the Plan will not be affected but the Corporation will not be permitted to grant additional options under the Plan unless approved by the TSXV and will therefore have to consider other methods of compensating and providing incentives to directors, officers, employees and consultants of the Corporation.

Unless otherwise directed, it is management's intention to vote the proxies in the accompanying form in favour of the ordinary resolution to re-approve the Plan.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at May 10, 2005, there were 24,219,692 Common Shares of the Corporation issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if there are not less than 2 persons present at the Meeting holding or representing by proxy not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at March 11, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Executive Compensation

Summary Compensation Table

The Corporation was formed on August 13, 2004 pursuant to the amalgamation of TriOil Ltd. and Entrada Energy Inc. The following table sets forth certain information regarding the compensation of the Corporation's President and Chief Executive Officer (the "**Named Executive Officer**") during the period from August 13, 2004 to December 31, 2004. Other than the Named Executive Officer, no other executive officer of the Corporation served as the Corporation's Chief Executive Officer or Chief Financial Officer during this time period or had total annual salary and bonus exceeding $150,000 (on an annualized basis).

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Joseph Dutton President and Chief Executive Officer	2004	40,935[2]	Nil	(1)	400,000	Nil	Nil	Nil

Note:

(1) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for the financial year.

(2) Represents salary from August 13, 2004 to December 31, 2004.

Stock Options

The following table sets forth the options granted to the Named Executive Officer during the most recently completed financial year:

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees and Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Joseph Dutton	320,000 80,000	18.2	0.55 0.65	$0.50 $0.50	September 28, 2009 November 16, 2009

The following table sets forth, with respect to the Named Executive Officer, the number of unexercised stock options and the value of in-the-money stock options at December 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End[(1)] Exercisable/ Unexercisable ($)
Joseph Dutton	Nil	Nil	400,000	16,000

Note:
(1) Based on the closing price on December 31, 2004, of $0.60, less the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,195,000	0.57	226,969
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,195,000	0.57	226,969

Note:
(1) The aggregate number of Common Shares subject to options granted under the Share Option Plan, from time to time, cannot exceed 10% of the aggregate number of Common Shares outstanding.

Employment Agreements

The Named Executive Officer does not have an employment agreement or any other compensatory plan, contract or arrangement entitling him to receive more than $100,000 in the event of the resignation, retirement or any other termination of his employment, a change in control or a change in his responsibilities following a change in control.

Directors

During the last completed financial year of the Corporation, directors of the Corporation were not paid any cash compensation for acting as directors of the Corporation, but were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of the Corporation have been granted stock options pursuant to the Corporation's stock option plan.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Corporate Governance Practices

In 1995, the Toronto Stock Exchange (the "**TSX**") adopted a set of guidelines which were revised in 1999 (the "**Guidelines**") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. Pursuant to policies of the TSXV, Tier 1 Issuers are required to disclose on an annual basis information about their corporate governance practices and processes and are directed to consult as a general reference the corporate governance disclosure guidelines contained in the Guidelines. The Corporation's disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

INTEREST OF MANAGEMENT AND INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and re-approval of the Plan (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder).

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from Joseph Dutton, President and Chief Executive Officer of the Corporation, (403) 265-5663 or tri@telusplanet.net.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

DATED May 11, 2005.

SCHEDULE "A"

TriOil Ltd. Guideline Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
a) the adoption of a strategic planning process;	Yes	The Board has implemented a strategic planning process which involves, among other things, the following: (i) at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management; (ii) ongoing meetings of the Board to discuss strategic planning issues, with and without members of management; and (iii) the Board reviews and assists management in forming the short and long term objectives of the Corporation on an ongoing basis.
b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board has identified the principal risks of the Corporation's business and works with management on an ongoing basis to assess and review the management of such risks.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation's senior management. No formal system of succession planning has been developed. The Board reviews the performance of the senior executives on an ongoing basis.
d) the Corporation's communications policy;	Yes	The Board reviews, on an ongoing basis, the methods by which the Corporation communicates with its shareholders, regulatory bodies and the public. The Board or individual members review all of the Corporation's major compliance and communication documents, including annual and quarterly reports, financing documents and other material disclosure documents. Through the Audit Committee, all public financial information is reviewed and recommended to the Board for approval prior to its release.
e) the integrity of the Corporation's internal control and management information systems.	Yes	The Board, both directly and through the Audit Committee and the external auditors, assesses the integrity of the Corporation's internal control and management information systems on an ongoing basis.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Three of the five current directors of the Corporation are "unrelated" directors as defined by the TSX, being a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The TSX Guidelines also recommend that if a corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or a relationship with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of

GUIDELINES	COMPLIANCE	COMMENTS
		the votes for the election of the Board of Directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	The Board consists of five members, two of whom, James G. Evaskevich and Joseph Dutton, are members of management. As Chairman of the Board and President and Chief Executive Officer, respectively, they are each considered as an "inside" and "related" director.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	See comment	The responsibility for proposing and considering new nominees to the Board rests with the entire Board as does the review of the members of the Board's continuing qualifications and credentials.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	See comment	The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, rests with the Board as a whole. The Board intends to set up processes to ensure that appropriate mechanisms are in place for the ongoing assessment of the Board and the committees thereof as well as the contribution of individual directors.
6. The existence of an orientation and education program for new recruits to the Board.	Yes	While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation intends to provide such orientation and education on an ad hoc and informal basis. The Board believes that this procedure will provide a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the Board members.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board considers that five members as proposed to be elected at the Meeting is currently an appropriate number of directors having regard to the size of the Corporation, the number of required committees, the nature of its business and operations and the experience and expertise required to carry out their duties effectively while maintaining a diversity of view and experience.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The responsibility for the assessment of the adequacy and form of the compensation of directors in light of the responsibilities and risk involved in serving as an effective director rests with the Board as a whole. The Board makes decisions in respect of all compensation issues relating to directors, senior management and the staff of the Corporation, including reviewing and recommending performance objectives and the compensation package for the Chief Executive Officer. The compensation of directors of the Corporation, and whether they will be paid an annual and/or meeting retainer, in addition to stock options, is reviewed from time to time.

GUIDELINES	COMPLIANCE	COMMENTS
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	See comment	The Board has constituted one committee, being the Audit Committee. Mr. Evaskevich, the Chairman of the Board of the Corporation, is a member of the Audit Committee, but the Board considers his input to that committee important. Matters relating to the Chief Executive Officer's compensation are considered by members of the Audit Committee. The other members of the Audit Committee are outside, unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Board as a whole is responsible for governance through a continuing assessment of governance issues. The Board as a whole intends to develop a broad list of topics of interest that are important for discussion and/or action by the Board, and undertaking on behalf of the Board, such other initiatives as are needed to assist the Board in delivering exemplary governance of the Corporation.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	See comment	To date, the Board has not developed specific position descriptions for its members since the Board, acting together, exercises plenary power. The Board retains all powers not delegated by the Board to management or Board Committees. The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day-to-day business of the Corporation, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in the Corporation's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing the Corporation's management structure and providing effective communication between the Board, management and shareholders.
12. The structures and procedures ensuring that the Board can function independently of management.	See comment	While the Corporation does not have an independent Chairman of the Board, the Board believes it functions and can continue to function independently of management. The Board (including the unrelated members thereof) and any committees can meet in the absence of management at their discretion, and any committee or member of the Board may engage outside advisors at the expense of the Corporation in appropriate circumstances, as discussed below.
13. (a) The audit committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the audit committee should be specifically defined. (c) The audit committee should have direct communication channels with	See comment	The Corporation's Audit Committee is comprised of James G. Evaskevich, Robert Libin and Robert D. Weir, two of whom are outside directors. The Audit Committee meets at least once each quarter and, among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems

GUIDELINES	COMPLIANCE	COMMENTS
the internal and external auditors to discuss and review specific issues as appropriate.		within the Corporation, including management's response to internal control recommendations of the external auditors.
(d) The audit committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.		The Audit Committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgement and estimates that have a significant effect upon the financial statements. The Audit Committee receives a yearly update from the Corporation's external auditors with respect to the Corporation's financial controls and information systems which comes to their attention during the course of conducting the year end audit. Results of that update are relayed by the Audit Committee to the full Board for its consideration. At least once a year, the Audit Committee meets with the Corporation's external auditors without management present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports and other financial information which will be publicly disseminated are reviewed and approved by the Audit Committee prior to release.
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of the Corporation.

EXHIBIT 2.11

FORM 51-1O1F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMA TION
OF
YANGARRA RESOURCES INC.

PART 1 DATE OF STATEMENT

Item 1.1 *Date of Statement and Statement Information*

This Statement of Reserves Data and Other Oil and Gas Information of Yangarra Resources Inc. ("Yangarra" or the "Corporation") is dated March 10, 2005. The effective date of the information provided in this Statement is December 31, 2004 unless otherwise indicated. The information was prepared between December 31, 2004 and March 10, 2005.

PART 2 DISCLOSURE OF RESERVES DATA

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Sproule Associates Limited ("Sproule") prepared a report (the "Sproule Report") dated December 31, 2004, in which it has evaluated as at December 31, 2004, Yangarra's oil, NGL, and natural gas reserves.

The definitions of the various categories of reserves and expenditures are those set out in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

The tables below are a summary of the oil, NGL and natural gas reserves of the Corporation and the net present value of future net revenue attributable to such reserves as evaluated in the Sproule Report based on constant and forecast price and cost assumptions. The net present value of future net revenue attributable to the Corporation's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production cost, developments costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Sproule.

It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation's reserves estimated by Sproule represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates for the Corporations' oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

The Sproule Report is based on certain factual data supplied by the Corporation and Spoule's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to Sproule and accepted without any further investigation. Sproule accepted this data as presented and neither title searches nor field inspections were performed.

Item 2.1 **Reserves Data (Constant Prices and Costs)**

SUMMARY OF OIL AND GAS RESERVES BASED ON CONSTANT PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (Solution)		Natural Gas Liquids	
Reserves Category	**Gross** (Mbbl)	**Net** (Mbbl)	**Gross** (Mbbl)	**Net** (Mbbl)	**Gross** (MMcf)	**Net** (MMcf))	**Gross** (MMcf)	**Net** (MMcf)	**Gross** (Mbbl)	**Net** (Mbbl)
Proved										
Developed Producing	36.1	28.1	0.0	0.0	2,916	2,482	269	184	72.5	48.4
Developed Non-Producing	0.0	0.0	0.0	0.0	137	116	0	0	1.5	0.8
Undeveloped	0.0	0.0	0.0	0.0	3,723	3,245	0	0	42.6	28.9
Total Proved	36.1	28.1	0.0	0.0	6,776	5,844	269	184	116.6	78.1
Probable	77.5	62.9	0.0	0.0	4,211	3,684	577	403	97.4	67.1
Total Proved Plus Probable	**113.6**	**91.9**	**0.0**	**0.0**	**10,987**	**9,528**	**845**	**587**	**214.0**	**145.2**

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0** (M$)	**5** (M$)	**10** (M$)	**15** (M$)	**20** (M$)	**0** (M$)	**5** (M$)	**10** (M$)	**15** (M$)	**20** (M$)
Proved										
Developed Producing	14,971	12,420	10,702	9,464	8,528	14,590	12,044	10,311	9,098	8,166
Developed Non-Producing	303	278	255	235	216	187	166	146	129	113
Undeveloped	8,681	5,836	3,985	2,705	1,780	6,098	3,864	2,432	1,452	749
Total Proved	**23,955**	**18,534**	**14,942**	**12,403**	**10,524**	**20,876**	**16,074**	**12,910**	**10,679**	**9,029**
Probable	21,761	14,266	10,257	7,795	6,151	14,585	9,434	6,689	5,004	3,880
Total Proved Plus Probable	**45,716**	**32,801**	**25,200**	**20,199**	**16,675**	**35,461**	**25,508**	**19,599**	**15,683**	**12,909**

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandon-ment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved	52,525	6,723	13,458	7,384	1,005	23,955	3,079	20,876
Proved Plus Probable	91,414	11,706	22,437	10,323	1,233	45,716	10,255	35,461

NET PRESENT VALUES OF FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	2,077
	Heavy Oil (including solution gas and associated by-products	0
	Natural Gas (including associated by-products)	11,750
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	5,317
	Heavy Oil (including solution gas and associated by-products	0
	Natural Gas (including associated by-products)	18,034

Item 2.2 Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (Solution)		Natural Gas Liquids	
Reserves Category	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (MMcf)**	**Net (MMcf))**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (Mbbl)**	**Net (Mbbl)**
Proved										
Developed Producing	36.1	28.1	0.0	0.0	2,822	2,392	269	184	72.7	48.5
Developed Non-Producing	0.0	0.0	0.0	0.0	137	117	0	0	1.5	0.8
Undeveloped	0.0	0.0	0.0	0.0	3,728	3,249	0	0	42.8	29.0
Total Proved	36.1	28.1	0.0	0.0	6,686	5,757	269	184	117.0	78.3
Probable	77.5	63.8	0.0	0.0	4,191	3,666	577	403	97.3	67.1
Total Proved Plus Probable	**113.6**	**91.9**	**0.0**	**0.0**	**10,877**	**9,423**	**845**	**587**	**214.4**	**145.4**

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing	12,041	10,347	9,166	8,288	7,605	11,615	9,927	8,752	7,880	7,203
Developed Non-Producing	279	258	238	220	204	184	165	147	131	117
Undeveloped	4,696	3,005	1,871	1,065	472	4,144	2,545	1,480	729	180
Total Proved	**17,016**	**13,610**	**11,275**	**9,574**	**8,281**	**15,944**	**12,636**	**10,379**	**8,740**	**7,499**
Probable	15,874	10,602	7,735	5,946	4,735	10,969	7,133	5,076	3,805	2,952
Total Proved Plus Probable	**32,891**	**24,212**	**19,010**	**15,519**	**13,015**	**26,913**	**19,769**	**15,455**	**12,546**	**10,451**

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandon-ment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved	46,328	5,907	14,687	7,467	1,250	17,016	1,073	15,944
Proved Plus Probable	81,243	10,226	25,965	10,518	1,643	32,891	5,978	26,913

NET PRESENT VALUES OF FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	1,960
	Heavy Oil (including solution gas and associated by-products	0
	Natural Gas (including associated by-products)	8,321
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	4,734
	Heavy Oil (including solution gas and associated by-products	0
	Natural Gas (including associated by-products)	12,652

PART 3 PRICING ASSUMPTIONS

Item 3.1 Constant Prices Used in Estimates

Summary of Pricing Assumptions (Constant Prices and Costs)

WTI Cushing (Oklahoma)	Edmonton Par Price 40° API	Alberta AECO – "C" Spot	US Gulf Coast Henry Hub	Exchange Rate
($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($US/mmbtu)	($US/$Cdn)
$37.07	$46.51	$6.78	$5.60	0.840

Item 3.2 Forecast Prices Used in Estimates

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price ($cdn/bbl)	US Gulf Coast HenryHub ($US/mmbtu)	AECO "C" Spot ($Cdn/mmbtu)	Exchange Rate
Historical					
2000	30.30	44.03	3.89	5.07	0.674
2001	25.94	39.06	4.27	6.23	0.646
2002	26.09	40.12	3.22	4.04	0.637
2003	31.14	43.23	5.39	6.66	0.716
2004	41.41	52.91	6.14	6.87	0.770
Forecast					
2005	44.29	51.25	6.74	6.97	0.840
2006	41.60	48.03	6.48	6.66	0.840
2007	37.09	42.64	6.08	6.21	0.840
2008	33.46	38.31	5.70	5.73	0.840
2009	31.84	36.36	5.41	5.37	0.840
2010	32.32	36.91	5.49	5.47	0.840
2011	32.80	37.47	5.58	5.57	0.840
2012	33.30	38.03	5.66	5.67	0.840
2013	33.79	38.61	5.75	5.77	0.840
2014	34.30	39.19	5.83	5.87	0.840
2015	34.82	39.78	5.92	5.98	0.840
Thereafter		Escalated Rate of 1.5% thereafter			

The forecast reference prices and costs were used by Sproule in preparing Yangarra's reserves data.

The weighted average realized sales prices for Yangarra Resources for 2004, was $57.18/bbl for oil, $6.21/mcf for natural gas, after transportation.

PART 4 RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Item 4.1 Reserves Reconciliation

The following table provides a reconciliation of Yangarra's net reserves based on forecast prices and costs.

	Light/ Medium Oil	Light/ Medium Oil	Light/ Medium Oil	Non-Associated Gas	Non-Associated Gas	Non-Associated Gas
	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Factors	0	0	0	5,477	4,428	9,905
December 31, 2003	0	0	0	0	0	0
Extensions	0	0	0	0	0	0
Improved Recovery	35.5	63.8	99.3	2,090	756	2,846
Discoveries	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0
Economic Factors	0	0	0	1432	-1518	-2950
Technical Revisions	7.4	0	7.4	378	0	378
Production	28.1	63.8	91.9	5,757	3,666	9,423
December 31, 2004						

	Natural Gas (Solution)	Natural Gas (Solution)	Natural Gas (Solution)	Natural Gas Liquids	Natural Gas Liquids	Natural Gas Liquids
	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Factors	0	0	0	85.4	35.6	121.0
December 31, 2003	0	0	0	0	0	0
Extensions	0	0	0	0	0	0
Improved Recovery	0	0	0	33.8	31.5	65.3
Discoveries	184	403	587	0	0	0
Acquisitions	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0
Economic Factors	0	0	0	-33.9	0	-33.9
Technical Revisions	0	0	0	7.0	0	7.0
Production	184	403	587	78.3	67.1	145.4
December 31, 2004						

Note – no Heavy Oil

Item 4.2 Future Net Revenue Reconciliation
Using Constant Prices and Costs using a 10% Discount

Period and Factor	2004 ($M)
Estimated future net revenue at beginning of year	18.1
Sales and transfers of oil and gas produced, net of production costs and royalties	(2.5)
Net changes in prices, production costs and royalties related to future production	
Changes in previously estimated development costs incurred during the period	
Changes in estimated future development costs	
Extension and improved recovery	
Discoveries	9.6
Acquisition of reserves	
Disposition of reserves	
Net change resulting from revisions in quantity estimates	
Accretion of discount	
Net change in income tax	
Estimated future net revenue at end of year	25.2

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1 Undeveloped Reserves

Gross Company's - Proven undeveloped reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (non-associated & associated) (MMcf)	Natural Gas (solution) (MMcf)	Natural Gas Liquids (Mbbl)
Prior thereto	-	-	-	-	-
2003	-	-	5,469		128.3
2004	0	0	3,728	0	42.8

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells not yet drilled at year end that are adjacent to producing wells. In addition, such reserves may relate to planned infill drilling locations. Plans are included in the Sproule Report to develop these reserves.

Gross Company's - Probable undeveloped reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (non-associated & associated) (MMcf)	Natural Gas (solution) (MMcf)	Natural Gas Liquids (Mbbl)
Prior thereto	-	-	-	-	-
2003	0	0	5,197	0	53.2
2004	77.5	0	4,191	577	97.3

Probable undeveloped reserves are generally adjacent to proven undeveloped reserves, lands contiguous to production or indicated by analogy to be productive.

Item 5.2 Significant Factors or Uncertainties

The Company does not anticipate that any significant factors or other significant uncertainties will affect any particular components of its Reserves Data. However, the Company's reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Company's control.

Item 5.3 Future Development Costs

	Total Proved Estimated Using Constant Prices and Costs ($M)	Total Proved Estimated Using Forecast Prices and Costs ($M)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($M)
2005	4,082	4,082	4,504
2006	3,302	3,384	5,789
2006			92
2007			
2008			
2009			
Total for all years undiscounted	7,384	7,467	10,518
Total for all years discounted at 10%/year	6,784	6,856	9,423

Yangarra expects that such funding to finance its capital expenditure programs will be primarily obtained from cash flow from operations. Some incremental debt financing, and equity financing may be utilized.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties and Wells

	Oil		Natural Gas	
	Gross	Net	Gross	Net
Medicine Hat, Alberta				
Producing	-	-	31	15.5
Non-producing	-	-	24	12
Ferrier, Alberta				
Producing	1	0.5	6	3
Non-producing	-	-	5	1.9

MEDICINE HAT

Yangarra, has a 50% working interest in a total of 132 sections of land located 15 km south of the city of Medicine Hat, Alberta. A compressor station situated at 5-25-9-6W4, built by Yangarra at the end of 2003, is capable of 4.0 million cubic feet per day.

A total of 55 wells have been drilled on the property to date with 28 shallow gas Second White Specks and Medicine Hat zones tied in to the compressor station. As well, 2 deeper gas wells producing from the Sunburst and Sawtooth Formations. Deeper gas exploration has resulted in two deep wells with significantly higher delivery rates than the shallow horizons.

The Company's proved plus probable reserves for the Medicine Hat property are estimated at 1,240 Mboe (7,439 MMcf).

Ongoing development plans for the Medicine Hat property include continued expansion of the producing area around the compressor station, developing the shallow gas horizons; as well as, any deeper horizons in the expansion area. After year end, two deep gas wells were drilled and tied into the compressor facility adding 500 mcf/d production. A further 10-15 shallow and 2-4 deep wells are planned for Q2/Q3 2005.

FERRIER

Yangarra has a 20 to 100% working interest position in 23 sections in this multi-zone area. The field is located 20 kms north of the town of Rocky Mountain House, Alberta. A compressor station capable of 10 Mmcf/d was constructed in early 2004. Yangarra has a 50% ownership in this facility. A total of 12 wells, (1 oil, 11 gas) have been drilled or re-entered in this core area. Six gas wells and one oil well have been tied into our compressor station.

After year end, two additional oil wells were drilled with one tied in to the compressor station and one deep gas well was abandoned due to mechanical difficulties. Plans include re-drilling the abandoned location, two additional oil wells and four gas wells. Plans also include tie-in of one standing oil well and three standing gas wells.

Item 6.2 Properties With No Attributed Reserves

Location	Undeveloped Acres Gross	Net
Alberta	15,494	6,021

There are no work commitments on the undeveloped land holdings in which Yangarra has an interest. The Company expects that rights to explore, develop and exploit 3,040 net acres of unproved properties will expire within one year.

An independent evaluation by Seaton Jordan of these properties gave a land value of $518,971, as of September 30, 2004.

Item 6.3 Forward Contracts

Yanagarra has entered into a financial arrangement with The National Bank of Canada whereby one million cubic feet per day of gas production is dedicated to a costless collar contract. The terms of the contract are from May 1, 2005 to December 31, 2005, and provide a strike price range of $7-$9 per mcf.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs are included in the Sproule Report as a deduction in arriving at future net revenue at the individual entity level for all wells that were assigned proven reserves. These costs included well abandonment and surface lease reclamation. No allowance for salvage value was included and no abandonment costs have been estimated for suspended wells, gathering systems, batteries, plants or processing facilities. The estimated total abandonment costs included in the Sproule Report for the properties included under the proved reserves category is $1,250,000 undiscounted. There are 19 net wells included in these estimates for which Yangarra expects to incur abandonment and restoration costs.

Item 6.5 Tax Horizon

Yangarra was not required to pay income tax in 2004. Based on current tax pools, projected cash flow, and projected exploration costs, the Company does not expect to be taxable in 2005.

Item 6.6 Costs Incurred

The following summarizes certain expenditures related to Yangarra's activities for the year ended December 31, 2004

Property acquisitions	
Proved	$ 0
Unproved	$ 1,495,984
Exploration Costs	$ 7,046,026
Development Costs	$ 5,180,476

Item 6.7 Exploration and Development Activities

	Gross	Net
Light and Medium Oil	1	0.5
Natural Gas	22	9.5
Service	1	0.5
Dry	1	0.3
Total	25	10.8

Item 6.8 Production Estimates

	Light and medium oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas Mcf/d)	Natural Gas Liquids (Bbls/d)
Medicine Hat			1,493	
Ferrier	62		1,228	56.4
Estimate total production	62		2,721	56.4

Item 6.9 Production History

Average Daily Production

Three months ended	March 31	June 30	Sept 30	Dec 31
Light and medium oil (bbl/d)	0	2	0	58
Heavy Oil (bbl/d)	0	0	0	0
Natural Gas (mcf/d)	712	1,133	1,038	1,042
Natural gas liquids (bbl/d)	0	23	31	22
Total (BOE/d)	118.7	213.8	204.0	253.6

Prices Received, Royalties Paid, Production Costs and Net backs

Average Prices Received

Three months ended	March 31	June 30	Sept 30	Dec 31
Light and medium oil (bbl/d)		50.01		55.99
Heavy Oil (bbl/d)				
Natural Gas (mcf/d)	6.01	6.32	5.78	6.36
Natural gas liquids (bbl/d)		39.65	44.84	45.63

Royalties Paid

Three months ended	March 31	June 30	Sept 30	Dec 31
Light and medium oil (bbl/d)				21.02
Heavy Oil (bbl/d)				
Natural Gas (mcf/d)	0.91	1.22	1.39	1.04
Natural gas liquids (bbl/d)		15.46	16.70	21.81

Production Costs

Three months ended	March 31	June 30	Sept 30	Dec 31
Total costs per $/BOE	11.93	6.93	9.50	3.45

Netbacks Received

Three months ended	March 31	June 30	Sept 30	Dec 31
Total per $/BOE	18.77	22.46	17.72	32.71

Production Volume by Field

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Medicine Hat			645		107
Ferrier	20.1		390	19.2	86.3
Total	20.1		1035	19.2	193.3

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Yangarra Resources Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserve quantities were estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. A review also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	**Description and Preparation Date of [Audit/ Evaluation/ Review] Report**	**Location of Reserves (Country or Foreign Geographic Area)**	**Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)**			
			Audited	Evaluated	Reviewed	Total
Sproule	Evaluation of the P&NG Reserves of Yangarra Resources Inc., as of December 31, 2004 prepared January to March 2005	Canada				
Totals			Nil	19,010	Nil	19,010[1]

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 10, 2005

(signed) "Khani Ghaffari"

Khani Ghaffari, P.Eng.,
Petroleum Engineer

(signed) "Michael W. Maughan"

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, and Associate

(signed) "Robert N. Johnson"

Robert N. Johnson, P.Eng.
Manager, Engineering, and
Corporate Secretary

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Yangarra Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this Report.

The Reserves Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this Report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "James G. Evaskevich"
James G. Evaskevich
President and Chief Executive Officer

(signed) "John Aihoshi"
John Aihoshi
Chief Financial Officer

(signed) " Jacobus Pronk"
Jacobus Pronk
Director

(signed) "Robert D. Weir"
Robert D. Weir
Director

March 10, 2005

EXHIBIT 2.12

Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of Yangarra Resources Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at January 1, 2004. The reserves data consist of the following:

    (a) (i) proved and proved plus probable gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

    (ii) the related estimated future net revenue; and

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

    We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of January 1, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
Sproule	Evaluation of the P&NG Reserves of Yangarra Resources Inc., as of January 1, 2004 prepared January to March 2004	Canada				
Total			**Nil**	**$18,068,000**	**Nil**	**$18,068,000**

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 22, 2004



Robert N. Johnson, P.Eng.,
Manager, Engineering



Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, and Associate



R. Keith MacLeod, P.Eng.
Executive Vice-President

C:\WPDATA\14999.Yangarra\Form 51-101F2.doc

Table 1
NI 51-101
Summary of Oil and Gas Reserves
as of January 1, 2004
Forecast Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas[1]		Natural Gas Liquids	
Reserves Category	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (Mbbl)**	**Net (Mbbl)**
Proved								
Developed Producing	0	0	0	0	1,133	1,014	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	5,469	4,463	128.3	85.4
Total Proved	**0**	**0**	**0**	**0**	**6,602**	**5,477**	**128.3**	**85.4**
Probable	0	0	0	0	5,197	4,428	53.2	35.6
Total Proved Plus Probable	**0**	**0**	**0**	**0**	**11,799**	**9,905**	**181.5**	**121.0**

(1) Estimates of reserves of natural gas may be reported separately for (i) associated and non-associated gas (combined) and (ii) solution gas.

Reference: Item 2.2(1) of Form 51-101F1

Table 2
NI 51-101
Summary of Net Present Values of Future Net Revenue as of January 1, 2004
Forecast Prices and Costs

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0 (MM$)**	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**	**0 (MM$)**	**5 (MM$)**	**10 (MM$)**	**15 (MM$)**	**20 (MM$)**
Proved										
Developed Producing	3.4	3.0	2.6	2.4	2.2	2.2	2.0	1.7	1.6	1.5
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	12.9	9.6	7.4	5.8	4.7	8.5	6.1	4.4	3.2	2.4
Total Proved	**16.3**	**12.6**	**10.1**	**8.3**	**6.9**	**10.7**	**8.0**	**6.2**	**4.8**	**3.8**
Probable	14.4	10.5	8.0	6.3	5.2	9.6	6.8	5.1	3.9	3.1
Total Proved Plus Probable	**30.7**	**23.1**	**18.1**	**14.6**	**12.1**	**20.3**	**14.8**	**11.2**	**8.8**	**7.0**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
  - Sale of oil, gas, by-product reserves
  - Processing third party reserves
  - Other income
- Income Taxes
  - Includes all resource income
  - Apply appropriate income tax calculations
  - Include prior tax pools
- Discount Rates:
  - Constant case, 0, 10 percent per year
  - Forecast prices and costs, 0, 5, 10, 15, 20 percent per year

Table 3
NI 51-101
Total Future Net Revenue
(Undiscounted)
as of January 1, 2004
Forecast Prices and Costs

Reserves Category	Revenue (M$)	Royalties (M$)	Opera-ting Costs (M$)	Develop-ment Costs (M$)	Well Abandon-ment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	36,486	5,642	9,596	6,073	892	16,283	5,568	10,715
Total Proved Plus Probable	67,577	9,159	17,434	8,962	1,314	30,708	10,436	20,222

Reference Item 2.2(3)(b) of Form 51-101F1

Table 4
NI 51-101
Net Present Value of Future Net Revenue by Production Group as of January 1, 2004
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	10,074
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	18,068

Reference Item 2.1(3)(c) of Form 51-101F1

Table 5
NI 51-101
Summary of Pricing and Inflation Rate Assumptions as of January 1, 2004
Forecast Prices and Costs

	Oil							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas[1] AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate[2] (%/Yr)	Exchange Rate[3] ($US/$Cdn)
Historical[4]								
2000	30.30	44.03	39.90	5.07	46.27	34.83	1.5	0.674
2001	25.94	39.06	31.56	6.23	42.46	27.93	2.0	0.646
2002	26.09	40.12	35.46	4.04	40.80	25.39	2.7	0.637
2003	31.13	43.21	37.50	6.66	44.14	34.41	2.5	0.716
Forecast								
2004	29.63	37.99	32.99	6.04	38.91	31.15	1.5	0.75
2005	26.80	34.24	29.44	5.36	35.07	25.52	1.5	0.75
2006	25.76	32.87	28.47	4.80	33.67	23.28	1.5	0.75
2007	26.14	33.37	29.07	4.91	34.17	23.63	1.5	0.75
2008	26.53	33.87	29.54	4.98	34.69	23.98	1.5	0.75
Thereafter				Various Escalation Rates				

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer.*
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.
(4) Item 3.2(1)(b) of Form 51-101F1 also requires disclosure of the *reporting issuer's* weighted average historical prices for the most recent financial year (2003, in this example).

Notes:
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

EXHIBIT 2.13

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("*NI 51-101*"). This form does not apply in British Columbia. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this Form.[1]

Management of Yangarra Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using constant prices and costs; and

(ii) the related estimated future net revenue.

Sproule Associates Limited, independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented below and will be filed with securities regulatory authorities concurrently with this Report.

The board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation , to inquire whether there had been disputes between the previous independent qualified reserves evaluators and management; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

---

[1] Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in this Form or in *NI 51-101* or the Companion Policy.

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this Report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.



James Evaskevich, President and CEO



John Aihoshi, VP Finance and CFO



Gordon Bowerman, Director



Jake Pronk, Director

Yangarra Resources Inc.
May 17, 2004

EXHIBIT 2.14


yangarra resources inc.

Yangarra Resources Inc.
Consolidated Financial Statements
December 31, 2004

To the Shareholders of Yangarra Resources Inc.:

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee. The Audit Committee is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of the Company's external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Board and management to discuss their audit findings.

April 6, 2005



Mr. James G. Evaskevich
Chief Executive Officer



Mr. John Aihoshi
Chief Financial Officer

To the Shareholders of Yangarra Resources Inc.:

We have audited the consolidated balance sheets of Yangarra Resources Inc. as at December 31, 2004 and 2003, and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Meyers Norris Penny LLP

Calgary, Alberta
April 6, 2005

Chartered Accountants

Suite 600, 808 - 4th Avenue SW, Calgary, Alberta, T2P 3E8, Phone: (403) 263-3385, 1-877-500-0792

Yangarra Resources Inc.
Consolidated Balance Sheets
As at December 31

	2004	*2003 (Restated)*
Assets		
Current		
Cash	**2,758**	2,787,200
Marketable securities	**-**	252,727
Accounts receivable	**2,285,964**	1,895,052
Prepaid expenses and deposits	**170,015**	59,012
	2,458,737	4,993,991
Property and equipment *(Note 4)*	**56,797**	41,074
Resource properties *(Note 5)*	**21,853,794**	9,291,685
Investment *(Note 6)*	**109,258**	176,805
	24,478,586	14,503,555
Liabilities		
Current		
Bank indebtedness *(Note 7)*	**4,600,073**	-
Accounts payable and accruals	**3,775,316**	5,500,391
	8,375,389	5,500,391
Future income taxes *(Note 8)*	**2,358,904**	1,529,553
Asset retirement obligations *(Note 9)*	**394,648**	207,502
	11,128,941	7,237,446
Shareholders' Equity		
Share capital *(Note 10)*	**18,609,811**	11,934,349
Contributed surplus	**785,691**	586,000
Deficit	**(6,045,857)**	(5,254,240)
	13,349,645	7,266,109
	24,478,586	14,503,555

Approved on behalf of the Board of Directors

"James G. Evaskevich" (signed)
James G. Evaskevich

"Gordon A. Bowerman" (signed)
Gordon A. Bowerman

The accompanying notes are an integral part of these financial statements

Yangarra Resources Inc.
Consolidated Statements of Earnings
For the years ended December 31, 2004 and 2003

	2004	2003 *(Restated)*
Revenue		
Petroleum and natural gas sales	**3,075,560**	52,356
Royalties, net of Alberta Royalty Tax Credit	**(620,852)**	(878)
	2,454,708	51,478
Expenses		
Administration	**854,080**	160,838
Amortization, depletion and accretion	**1,869,383**	43,084
Interest	**130,037**	6,529
Production	**637,067**	37,424
	3,490,567	247,875
Loss from operations	**(1,035,859)**	(196,397)
Other expenses		
Write-down of mining property *(Note 5)*	**(108,755)**	-
Impairment loss on investment *(Note 6)*	**(67,547)**	-
Non-cash stock-based compensation	**(199,691)**	(586,000)
	(375,993)	(586,000)
Loss before income taxes	**(1,411,852)**	(782,397)
Future income tax recovery	**(620,235)**	(1,154,516)
Net earnings (loss)	**(791,617)**	372,119
Earnings (loss) per share		
Basic	**(0.037)**	0.049
Diluted	**(0.037)**	0.037
Weighted average number of common shares		
Basic	**21,442,700**	7,539,387
Diluted	**23,637,245**	9,868,799

The accompanying notes are an integral part of these financial statements

	2004	2003 (Restated)
Deficit, beginning of year, as previously stated	**(5,253,579)**	(5,638,359)
Change in accounting policy *(Note 3)*	**(661)**	12,000
Deficit, beginning of year, as restated	**(5,254,240)**	(5,626,359)
Net earnings (loss)	**(791,617)**	372,119
Deficit, end of year	**(6,045,857)**	(5,254,240)

The accompanying notes are an integral part of these financial statements

Yangarra Resources Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	*2003* *(Restated)*
Cash provided by (used for) the following:		
Operating		
Net earnings (loss)	**(791,617)**	372,119
Amortization, depletion and accretion	**1,869,383**	43,084
Future income taxes	**(620,235)**	(1,154,516)
Impairment loss on investment	**67,547**	-
Write-down of mining property	**108,755**	-
Non-cash stock-based compensation	**199,691**	586,000
	833,524	(153,313)
Changes in non-cash working capital accounts		
Accounts receivable	**(390,912)**	(1,891,516)
Prepaid expenses and deposits	**(111,003)**	(45,958)
Accounts payable and accruals	**(2,198,158)**	10,016
	(1,866,549)	(2,080,771)
Financing		
Issue of common shares	**8,813,368**	9,014,750
Share issue costs	**(688,320)**	(367,774)
Repayment of advances from shareholders	**-**	(55,000)
	8,125,048	8,591,976
Investing		
Purchases of property and equipment	**(32,663)**	(44,344)
Purchase of and expenditures on resource properties *(Note 5)*	**(13,863,078)**	(3,436,380)
Purchase of marketable securities	**-**	(252,727)
Proceeds on disposal of marketable securities	**252,727**	-
	(13,643,014)	(3,733,451)
Increase (decrease) in cash	**(7,384,515)**	2,777,754
Cash, beginning of year	**2,787,200**	9,446
Cash (deficiency), end of year	**(4,597,315)**	2,787,200
Cash is comprised of:		
Cash	**2,758**	2,787,200
Bank indebtedness *(Note 7)*	**(4,600,073)**	-
	(4,597,315)	2,787,200
Supplementary cash flow information		
Interest paid	**130,170**	6,529

The accompanying notes are an integral part of these financial statements

1. Incorporation and nature of operations

Yangarra Resources Inc. ("the Company") was incorporated under the laws of the Province of Alberta on January 22, 1985, as Ayrex Resources Ltd. The Company subsequently changed its name and began trading on the TSX Venture Exchange on July 21, 2003. The Company is involved in the production, exploration and of development resource properties.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Going concern

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company's ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of the Company and its wholly owned inactive subsidiary, Mount Julian Resources Ltd., after the elimination of inter-company transactions and balances.

Marketable securities

Marketable securities are valued at the lower of cost and market value.

Investments

Investments are stated at the lower of cost less any provisions for other than temporary impairment. They have been classified as a long-term asset in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer equipment	declining balance	30 %
Leasehold improvements	straight-line	3 years
Office equipment	declining balance	20 %

In the year of acquisition, amortization is taken at one-half of the above rates.

Resource properties

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for, and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. Proceeds from the sale of resource properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion.

2. Significant accounting policies *(Continued from previous page)*

Depletion and amortization

Depletion of resource properties and amortization of production equipment, net of estimated salvage or residual value, is provided using the unit of production method based upon estimated proven resource reserves before royalties, as determined by independent engineers. For depletion and amortization purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Long-lived assets

Long-lived assets consist of property and equipment and resource properties. Long-lived assets held for use are measured, depleted or amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of property and equipment or resource properties may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from the Company's proved reserves, undeveloped land and future development projects are less than the carrying value of property and equipment and resource properties. Any impairment is included in earnings for the year.

If the carrying value is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the property and equipment and resource properties exceeds the sum of the discounted cash flows from proved plus probable reserves, undeveloped land and future development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Investments in joint ventures

Substantially all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others, and, accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

Bank indebtedness

The Company classifies borrowings as a current liability where the lender has a right to demand payment within twelve months, or where the lender may not re-finance the borrowing for a further lending period longer than twelve months.

Asset retirement obligations

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.

When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.

The Company accrues asset retirement obligations on a future discounted basis as accretion expense. The Company recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and resource properties. Actual costs, as incurred, are charged to the asset retirement obligation.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

2. Significant accounting policies *(Continued from previous page)*

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary.

Amounts recorded for depletion of resource properties, amortization of property and equipment, asset retirement obligations and impairment calculations are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty, and the impact in the consolidated financial statements
of future periods could be material.

These assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Revenue recognition

Revenue is recognized from oil sales when the oil is delivered to the buyer and from gas sales when the gas passes through the pipeline at the delivery point.

Flow through shares

Share capital includes flow through shares issued pursuant to certain provisions of the Income Tax Act (Canada) ("the Act"). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

Share capital is reduced by an amount equal to the estimated future income taxes payable by the Company as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability when the expenditures are renounced to the shareholders.

Stock-based compensation

The fair value for each stock option granted is estimated on the date of the grant using the Black Scholes option pricing model. These fair values are recognized in current earnings with a corresponding increase to contributed surplus over the vesting period of the grant. As the options are exercised, the consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average price during the period. Diluted earnings per share are not disclosed where the effect of options and warrants is anti-dilutive.

3. Change in accounting policies

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted AcG-16 "Oil and Gas Accounting - Full Cost". The new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") replaces AcG-5 "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the assets exceed the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Pursuant to this guideline, the change was applied prospectively and prior periods have not been restated. The adoption of the new guideline had no effect on the financial statements.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the CICA's new recommendations for asset retirement obligations. Pursuant to these recommendation, the change was applied retroactively, and prior periods have been restated.

Previously, the Company accrued a provision for future removal and site restoration costs, net of recoveries, which was charged to income on a rational and systematic basis. Under the new recommendations, an asset retirement obligation is recognized at fair value when incurred, and a concurrent asset retirement cost is capitalized to the related asset and amortized to income over its estimated useful life, as described in Note 2, Accounting Policies.

The cumulative effect in the prior year, as of January 1, 2004, of adopting this new recommendation is to decrease the future site restoration provision by $12,914 (2003 - $12,000), increase asset retirement obligations by $207,502 (2003 - $193,927), increase the carrying value of the related asset by $193,927 (2003 - $193,927), reduce site restoration expense by $914 (2003 - $12,000), and increase accretion expense by $13,575 (2003 - nil). The net effect on the opening deficit was an increase to the deficit by $661 (2003 - decrease deficit by $12,000).

4. Property and equipment

			2004	*2003*
				(Restated)
	Cost	*Accumulated amortization*	*Net book value*	*Net book value*
Computer equipment	**47,461**	**10,775**	**36,686**	14,102
Office equipment	**9,775**	**2,213**	**7,562**	8,382
Leasehold improvements	**19,771**	**7,222**	**12,549**	18,590
	77,007	**20,210**	**56,797**	41,074

Included in "amortization, depletion and accretion" is amortization of $16,940 (2003 - $3,270) relating to property and equipment.

5. Resource properties

	Cost	Accumulated depletion	2004 Net book value	2003 (Restated) Net book value
Petroleum and natural gas properties	**23,717,951**	**1,864,157**	**21,853,794**	9,182,930
Mining properties	**-**	**-**	**-**	108,755
	23,717,951	**1,864,157**	**21,853,794**	9,291,685

During the year, resource property expenditures and acquisitions totaled $14,508,781, (2003 - $8,948,041) of which $473,082 (2003 - $5,301,661) were accrued in accounts payable and accruals, $172,621 (2003 - nil) were due to asset retirement obligations, $nil (2003 - $210,000) were acquired through issue of common shares and $13,863,078 (2003 -$3,436,380) were acquired with cash.

At December 31, 2004, the Company has excluded $3,214,845 (2003 - $2,131,095) of resource properties relating to unproved properties from, and included $7,467,000 (2003 - $8,128,000) of future development costs in, the depletion calculation.

During 2004 and 2003, no general and administrative expenses relating to exploration and development were capitalized.

The impairment test as at December 31, 2004 excluded $3,214,845 of unproved properties which have been separately evaluated by management for impairment. This measurement calculation resulted in no impairment of the Company's resource properties.

The future commodity prices used in the impairment test were based on December 31, 2004 and March 31, 2005 commodity price forecasts of the Company's independent reserve engineers adjusted for differentials specific to the Company's reserves as follows:

	WTI Cushing $US/bbl		*Edmonton 40 API $Cdn/bbl*		*US Gulf Coast Henry Hub $US/mmbtu*		*AECO"C" Spot $Cdn/mmbtu*	
	December 31	*March 31*	*December 31*	*March 31*	*December 31*	*March 31*	*December 31*	*March 31*
2005	44.29	53.00	51.25	63.89	6.74	7.07	6.60	7.61
2006	41.60	50.82	48.03	60.50	6.48	7.20	6.35	7.73
2007	37.09	40.31	42.64	47.66	6.08	6.40	6.15	6.75
2008	33.46	33.46	38.31	39.29	5.70	5.70	6.00	5.92
2009	31.84	31.84	36.36	37.30	5.41	5.41	6.00	5.55

The escalation rate of the above prices after 2009 is 1.5%.

During the year, the Company's mineral claims in Quebec expired. The mining property carrying value of $108,755 was charged to current year's earnings.

6. Investment

Included in "Other expenses" is an asset impairment charge of $67,547 to reduce the carrying value of the investment to its market value of $109,258 (2003 - $ 196,664).

7. Bank indebtedness

	2004	*2003* *(Restated)*
Demand loan	**843,750**	-
Revolving operating loan	**3,575,000**	-
Cheques issued in excess of bank balances	**181,323**	-
	4,600,073	-

The demand loan has a maximum available credit limit of $1,000,000 (2003 - nil), is repayable in monthly principal payments of $31,250 over the half life of proved petroleum and natural gas reserves and accrues interest at prime plus 1.0%.

The revolving operating loan has a maximum available credit limit of $5,500,000 (2003 - $nil), requires interest only monthly repayments and accrues interest at prime plus 0.75%.

Other Credit Facilities

The Company has access to a treasury risk line to manage its interest rate and foreign exchange risk through the use of risk management products such as swaps and forwards. The maximum available credit limit is $650,000 (2003 - nil) and is repayable as per contract maturities.

The above credit facilities are secured by a general assignment of book debts, $10,000,000 debenture with a floating charge over all assets of the Company with a negative pledge and undertaking to provide fixed charges on the Company's major producing petroleum and natural gas reserves, and evidence of insurance coverage with the Bank as first loss payee.

The demand loan and operating demand loan are subject to certain financial covenants with respect to working capital. As at December 31, 2004, the Company is in compliance with all such covenants.

8. Future income taxes

The components of the net future income tax liability are as follows:

	2004	*2003 (Restated)*
Future income tax liabilities		
Property and equipment	**(64,106)**	(67,183)
Resource properties	**(2,958,006)**	(2,090,656)
Future income tax assets		
Investment	**22,709**	-
Share issue costs	**259,317**	110,385
Asset retirement obligations	**132,681**	4,845
Provincial royalties	**26,787**	2,583
Non-capital losses	**221,714**	510,473
Future income tax liability	**(2,358,904)**	(1,529,553)

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2004	*2003 (Restated)*
Loss before taxes	**(1,411,852)**	(782,397)
Expected tax recovery at 38.87% (2003 @ 40.79%)	**(548,786)**	(319,140)
Increase (decrease) in income taxes resulting from:		
Stock-based compensation	**77,620**	239,029
Crown royalty payments	**184,477**	-
Resource loss (allowance)	**(115,468)**	20,632
Alberta Royalty Tax Credit	**(59,033)**	-
Reversal of valuation allowance	-	(1,127,253)
Rate differential	**(81,949)**	(51,966)
Attributed Canadian Royalty Income	**(24,312)**	-
Other	**(52,784)**	84,182
Future income tax recovery	**(620,235)**	(1,154,516)

8. Future income taxes *(Continued from previous page)*

At December 31, 2004, the Company has the following estimated tax pools available for deduction against future taxable income:

	2004	*2003 (Restated)*
Canadian oil and gas property expense	**5,351,000**	3,855,000
Canadian development expense	**2,973,000**	1,259,000
Canadian exploration expense	**2,396,000**	89,000
Foreign exploration and development expense	**228,000**	228,000
Undepreciated capital cost	**5,876,000**	2,034,000
Share issuance costs	**771,000**	294,000
Non-capital losses	**659,000**	1,360,000

The non-capital losses will expire as follows:

2006	18,000
2007	120,000
2008	86,000
2009	64,000
2010	371,000

9. Asset retirement obligations

	2004	*2003 (Restated)*
Asset retirement obligations, beginning of year	**207,502**	193,927
Additional obligation	**172,621**	-
Accretion	**14,525**	13,575
Asset retirement obligations, end of year	**394,648**	207,502

The total undiscounted amount of estimated cash flows required to settle the obligation is $1,425,122 (2003 - $830,462). The obligation has been discounted using a credit adjusted risk free rate of 7 percent (2003 - 7 percent) and inflated at a rate of 2 percent per year. Most of these obligations are not expected to be paid for 15 to 20 years in the future and will be funded from general company resources at that time.

10. Share capital

Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

Issued:

Common shares

	Number	*Amount*
Balance ending, December 31, 2002	13,346,999	5,761,441
Share consolidation 4 to 1	(10,010,249)	-
Private placement	3,300,000	660,000
Private placement	2,500,000	1,050,000
Finder's fees	500,000	210,000
Flow-through shares issued	5,000,000	3,750,000
Flow-through shares issued	3,500,000	3,500,000
Effect of future income taxes on flow-through expenditures	-	(2,827,500)
Options exercised	78,750	54,750
Share issuance costs	-	(367,774)
Effect of future income taxes on share issuance costs	-	143,432
Balance ending, December 31, 2003	18,215,500	11,934,349
Private placement (i)	2,500,000	3,625,000
Flow-through shares issued (ii)	6,410,254	4,999,998
Warrants exercised	282,500	84,750
Options exercised	323,500	103,620
Share issuance costs	-	(688,320)
Effect of future income taxes on share issuance costs	-	231,413
Effect of future income taxes on flow-through expenditures	-	(1,680,999)
Balance ending, December 31, 2004	27,731,754	18,609,811

(i) On April 7, 2004, the Company completed a financing of 2,500,000 common shares at a price of $1.45 per common share for gross proceeds of $3,625,000.

(ii) On November 8, 2004, the Company completed a financing of 5,810,256 common shares on a "flow-through" basis at a price of $0.78 per share. In addition, the financing agent elected to exercise their option to sell an additional 599,998 flow-through common shares for a total offering of 6,410,254 shares, for gross proceeds of $4,999,998. All of the qualifying expenditures relating to this issue have been renounced to the shareholders, with $901,532 incurred during the year.

12. Share capital *(Continued from previous page)*

Stock options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of, the Company. Under the plan, the number of shares reserved for issuance pursuant to the exercise of all options under the plan may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at any time. The options vest immediately and expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

	Number of Options	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance, December 31, 2002	1,325,000	0.15 - 0.20	0.16	2005-2007
Share consolidation 4 to 1	(993,750)	0.15 - 0.20	0.16	2005-2007
Granted	1,480,000	0.20 - 1.00	0.63	2007
Exercised	(78,750)	0.15 - 1.00	0.70	2005-2007
Balance, December 31, 2003	1,732,500	0.15 - 1.00	0.54	2005-2007
Granted	1,235,000	0.78 - 1.51	1.13	2009
Cancelled	(595,000)	1.51	1.51	2009
Exercised	(323,500)	0.20 - 0.80	0.32	2005 - 2007
Balance, December 31, 2004	2,049,000	0.20 - 1.00	0.73	2007 - 2009

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted. During 2004, 640,000 options with an estimated fair value of $199,691 and a weighted average of $0.78 were expensed as stock-based compensation with a corresponding credit to contributed surplus. The estimated fair value was determined using the following assumptions:

	2004	*2003*
Risk free interest rate	**3.75%**	4.75%
Expected volatility rate	**50%**	75 to 80%
Expected life	**5 years**	4 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Subsequent to year end, the Company issued 700,000 stock options to directors, officers and consultants. The options will vest immediately, have an exercise price of $0.65 per share and expire during 2010.

12. Share capital *(Continued from previous page)*

Warrants
In connection with financing activities, the Company has the following warrants outstanding:

	Number of Warrants	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance, December 31, 2003	3,300,000	0.30	0.30	2005
Exercised	(282,500)	0.30	0.30	2005
Balance, December 31, 2004	3,017,500	0.30	0.30	2005

11. Commitments

The Company has entered into various lease agreements with estimated minimum annual payments as follows:

2005	285,149
2006	278,305
2007	97,740

12. Related party transactions

During the year, the Company had the following transactions with companies controlled by certain of the Company's officers and directors:

	2004	*2003*
Administration and consulting expenses	**169,911**	148,479
Production and capital expenditures	**2,798,403**	1,876,878

During the year, an aggregate of $60,746 (2003 - $50,114) was paid to Burstall Winger LLP for legal fees and disbursements. A director of the Company is a partner of Burstall Winger LLP.

Included in accounts payable and accruals is $167,720 (2003 - $260,665), and in accounts receivable is $1,225,319 (2003 -$1,384,249), relating to the above transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

The carrying amount of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their fair value due to the short-term maturities of these items.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the oil and gas industry. As at December 31, 2004, one working interest partner accounted for 53% (2003 - 65%) of the accounts receivable balance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its variable interest rate bank loans.


yangarra resources inc.

Consolidated Financial Statements
December 31, 2003 and 2002

To the Shareholders:

Yangarra Resources Inc.

Management has responsibility for preparing the accompanying consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Board of Directors has appointed an Audit Committee, consisting of three Directors two of whom are neither employees nor officers of the Company. The Audit Committee is appointed by the Board to review the consolidated financial statements in detail with management and to report to the Board prior to their approval of the consolidated financial statements for publication.

External auditors are appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically with, the Audit Committee, the Board and management.

"signed"
James G. Evaskevich

"signed"
Gordon A. Bowerman

To the Shareholders:

Yangarra Resources Inc.

We have audited the consolidated balance sheets of Yangarra Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of net earnings (loss) and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"
Meyers Norris Penny LLP
Chartered Accountants

Calgary, Alberta
February 13, 2004

	2003	*2002*
Assets		
Current		
Cash	**2,787,200**	9,446
Marketable securities	**252,727**	
Accounts receivable	**1,895,052**	3,536
Deposits	**59,012**	13,054
	4,993,991	26,036
Investments *(Note 4)*	**176,805**	176,805
Property and equipment *(Note 5)*	**41,074**	-
Resource properties *(Note 6)*	**9,097,758**	175,956
	14,309,628	378,797
Liabilities		
Current		
Accounts payable and accruals	**5,500,391**	188,714
Payable to shareholders	**-**	55,000
	5,500,391	243,714
Future income taxes *(Note 8)*	**1,529,553**	-
Future site restoration	**12,914**	12,000
	7,042,858	255,714
Shareholders' Equity		
Share capital *(Note 9)*	**11,934,348**	5,761,441
Contributed surplus *(Note 9)*	**586,000**	-
Deficit	**(5,253,578)**	(5,638,358)
	7,266,770	123,083
	14,309,628	378,797

Approved on behalf of the Board:

"signed" **Director**
James G. Evaskevich

"signed" **Director**
Gordon A. Bowerman

The accompanying notes are an integral part of these financial statements

Yangarra Resources Inc.
Consolidated Statements of Net Earnings (Loss) and Deficit
For the years ended December 31

	2003	*2002*
Revenue		
Petroleum and natural gas sales	**52,356**	2,152
Royalties, net of Alberta Royalty Tax Credit	**(878)**	-
Interest	**-**	154
	51,478	2,306
Expenses		
Production	**37,424**	12,326
Administration	**167,367**	71,820
Amortization, depletion and site restoration *(Note 5 and Note 6)*	**30,423**	719,824
	235,214	803,970
Loss from operations	**(183,736)**	(801,664)
Other income (expense)		
Non-cash stock-based compensation	**(586,000)**	-
Recovery on mining property	**-**	12,500
Write-down of investments to market value	**-**	(224,469)
	(586,000)	(211,969)
Loss before income taxes	**(769,736)**	(1,013,633)
Future income tax recovery *(Note 8)*	**1,154,516**	178,872
Net earnings (loss)	**384,780**	(834,761)
Deficit, beginning of year, as previously stated	**(5,638,358)**	(4,888,837)
Prior period adjustment *(Note 14)*	**-**	85,240
Deficit, beginning of year, as restated	**(5,638,358)**	(4,803,597)
Deficit, end of year	**(5,253,578)**	(5,638,358)

Earnings (loss) per share *(Note 13)*		
Basic	**0.05**	(0.27)
Diluted	**0.04**	-

The accompanying notes are an integral part of these financial statements

Yangarra Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

	2003	*2002*
Cash provided by (used for) the following activities		
Operating		
Net earnings (loss)	**384,780**	(834,761)
Amortization, depletion and site restoration	**30,423**	719,824
Loss on write-down of investments to market value	-	224,469
Loans payable forgiven	-	-
Non-cash stock-based compensation	**586,000**	-
Future income tax recovery	**(1,154,516)**	(178,872)
	(153,313)	(69,340)
Changes in non-cash working capital accounts		
Accounts receivable	**(1,891,516)**	(3,431)
Deposits	**(45,958)**	(13,054)
Accounts payable and accruals	**10,016**	(14,953)
	(2,080,771)	(100,778)
Financing		
Shares issued, net of share issuance costs	**8,646,976**	15,000
Repayment of shareholders' loans	**(55,000)**	-
Loans from shareholders	-	25,000
	8,591,976	40,000
Investing		
Purchase of marketable securities	**(252,727)**	-
Purchase of property and equipment *(Note 5)*	**(44,344)**	-
Purchase of and expenditures on resource properties *(Note 6)*	**(3,436,380)**	(391,161)
Mining property receipt	-	12,500
	(3,733,451)	(378,661)
Increase (decrease) in cash	**2,777,754**	(439,439)
Cash, beginning of year	**9,446**	448,885
Cash, end of year	**2,787,200**	9,446

Supplemental cash flow information

Interest paid	**6,529**	258

The accompanying notes are an integral part of these financial statements

1. Incorporation and nature of operations

The Company was incorporated under the laws of the Province of Alberta on January 22, 1985 as Ayrex Resources Ltd., but changed its name to Yangarra Resources Inc. ("the Company") and started trading on the TSX Venture Exchange under that name on July 21, 2003. The Company is a natural resource company and is involved in both oil and gas exploration and development and mineral exploration.

2. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Going concern

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company's ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

Basis of Consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of the Company and its inactive subsidiary, Mount Julian Resources Ltd., after the elimination of inter-company transactions and balances.

Marketable securities

Marketable securities are valued at the lower of cost and market. At December 31, 2003, cost approximates market value.

Investments

Investments are stated at the lower of cost less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	3 years
Office equipment	Declining balance	20%

In the year of acquisition, amortization is taken at one-half of the above rates.

2. Accounting policies *(continued from the previous page)*

Resource properties

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for, and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. Proceeds from the sale of properties and equipment are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and amortization.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of resource properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of gross proven reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs, estimated future site restoration and abandonment costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and amortization.

Depletion and amortization

Depletion of resource properties and amortization of production equipment, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated proven resource reserves before royalties, as determined by independent engineers. For depletion and amortization purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Future site restoration and abandonment costs

The estimated cost of site restoration is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. Estimated future site restoration and abandonment costs are accrued on a unit-of-production method based on gross proven reserves. The provision is recorded on the statement of earnings. Site restoration and abandonment expenditures are charged to the accumulated provision as incurred.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. The amounts recorded for depletion and amortization of resource properties, the provision for site restoration and abandonment and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Joint venture activity

Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

2. Accounting policies *(continued from the previous page)*

Income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) ("the Act"). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

Share capital is reduced by an amount equal to the estimated future income taxes payable by the Company as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Stock based compensation

Effective January 1, 2002 the Company adopted *CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments"*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services to employees and non-employees. The standard sets out a fair-value based method of accounting that is required for certain, but not all, stock-based transactions.

The Company records compensation expense in the consolidated financial statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period *(Note 3)*.

Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method which assumes that any proceeds obtained on the exercise of options would be used to purchase common shares at the average price during the period.

3. Change in accounting policy

Stock based compensation

The Company has early-adopted the Canadian accounting standard as outlined in *CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments"*. As allowed by the section, this policy has been adopted prospectively, with no restatement of prior years' balances. The adoption of the new accounting standard for stock-based compensation resulted in the Company recognizing an expense of $586,000 in 2003.

4. Investments

The Company owns 2,525,786 (2002 – 2,525,786) shares of Tandem Resources Ltd. As at December 31, 2003 the carrying value of these shares remained at $176,805, and its market value was $196,664 (2002 – $176,805), which is based on its last trading price as indicated on the TSX Venture Exchange. The company's shares are currently halted from trading.

5. Property and equipment

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Computer equipment	**15,750**	**1,648**	**14,102**	-
Leasehold improvements	**19,771**	**1,181**	**18,590**	-
Office equipment	**8,823**	**441**	**8,382**	-
	44,344	**3,270**	**41,074**	-

6. Resource properties

	Cost	Accumulated Depletion	2003 Net Book Value	2002 Net Book Value
Petroleum and natural gas properties	**9,723,066**	**734,064**	**8,989,002**	67,200
Mineral properties	**108,756**	**-**	**108,756**	108,756
	9,831,822	**734,064**	**9,097,758**	175,956

Based on the results of exploration activities and the year-end ceiling test, management has provided for no write down (2002-$707,824) of petroleum and natural gas properties.

During the year, resource property expenditures and acquisitions totaled $8,948,041 (2002 - $498,032) of which $5,301,661 (2002 -$106,871) were accrued in accounts payable and accruals, $210,000 (2002 – $nil) were acquired through issue of common shares and $3,436,380 (2002 - $391,161) were acquired with cash.

During the year, no administration expenses have been capitalized.

On July 1, 2003, the Company entered into an agreement with Entrada Energy Inc. ("Entrada"), a private company, related through common ownership and directors, to earn a 50% working interest in Entrada's resource properties. As consideration, the Company was required to spend approximately $4,600,000 on Entrada's property. This amount was to retired Entrada's working capital deficiency of approximately $1,000,000 and the balance was to be spent on the development of the property.

During the prior year, the Company and its joint venture partner entered into a Letter Agreement with a third party to option a 51% interest in the Frond Lake Property whereby the third party will incur exploration expenditures aggregating $750,000 over two years, of which 50% will be spent in the first year. During fiscal 2002, the Company received $12,500 relating to this agreement, which has been recorded as a recovery on mineral properties in the statement of earnings

The Company also holds a 100% interest in various claims in Quebec. The Company expects that these claims will expire during the next fiscal year. The required expenditures during fiscal 2002 were $25,000.

7. Credit arrangements

The Company has an operating line of credit available with the National Bank of Canada. The maximum available credit is $500,000, which bears interest at prime plus 0.75% and requires interest payments only. At December 31, 2003, this operating line of credit has no balance. The Company also has a non-revolving development demand loan with the National Bank of Canada. The maximum available credit is $2,000,000, which bears interest at prime plus 1.00%. At December 31, 2003, the demand loan has no balance.

These credit facilities are secured by a registered general assignment of book debts and a first fixed and floating charge debenture in the minimum face amount of $10,000,000.

Subsequent to the year-end, the line of credit was increased to $2,500,000 while the non-revolving development demand loan was cancelled. The other terms and conditions of the line of credit were unchanged.

The Company has a letter of credit with the National Bank of Canada in the amount of $252,727. This letter of credit is secured by a $252,727 term investment bearing interest at 0.875% maturing January 28, 2004. The letter of credit represents irrevocable assurances that the National Bank of Canada will pay if the Company cannot meet its obligations to the Alberta Energy and Utilities Board (EUB) for security deposits. As at December 31, 2003, no security deposits have been requested.

8. Income taxes

The components of the net future income taxes liability are as follows:

	2003	*2002*
Future income tax liabilities		
Property and equipment	**(67,183)**	-
Resource properties	**(2,090,656)**	-
Future income tax assets		
Property and equipment	-	9,146
Resource properties	-	700,504
Share issue costs	**110,385**	-
Site restoration	**4,845**	5,090
Provincial royalties	**2,583**	9,131
Non-capital losses	**510,473**	403,382
Future income tax asset (liability)	**(1,529,553)**	1,127,253
Valuation allowance	-	(1,127,253)
Future income tax liability	**(1,529,553)**	-

8. Income taxes *(continued from previous page)*

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2003	*2002*
Earnings (loss) before taxes	**(769,736)**	(1,013,633)
Expected tax expense at 40.79% (2002 – 42.42%)	**(313,975)**	(429,983)
Tax effect of expenses not deductible for tax purposes:		
Resource loss	**20,632**	8,959
Stock based compensation	**239,029**	-
Valuation allowance from the prior year	**(1,127,253)**	242,152
Other	**27,051**	-
Future income tax recovery	**(1,154,516)**	(178,87)

At December 31, 2003, the Company has the following estimated tax pools available for deduction against future taxable income:

	2003	*2002*
Canadian oil and gas property expense	**3,855,000**	1,191,000
Canadian development expense	**1,259,000**	317,000
Canadian exploration expense	**89,000**	89,000
Foreign exploration and development expense	**228,000**	228,000
Undepreciated capital cost	**2,034,000**	28,000
Share issuance costs	**294,000**	-
Non-capital losses	**1,360,000**	950,000

In 2002, a future income tax asset of $178,872 relating to the non-capital losses was recognized sufficient to offset the future tax liability recognized on the flow-through expenditures.

The non-capital losses will expire as follows:

2004	137,000
2005	356,000
2006	186,000
2007	120,000
2008	86,000
2009	64,000
2010	411,000

9. Share capital

Authorized
Unlimited number of Class A voting common shares, without nominal or par value
Unlimited number of Class B non-voting common shares, without nominal or par value
Unlimited number of Class C non-voting common shares, without nominal or par value
Unlimited number of Class D non-voting, non-cumulative redeemable preferred shares

	Number	*Value*
Issued		
Common shares		
Balance ending, December 31, 2001	11,606,999	5,505,313
Flow-through shares issued	1,740,000	435,000
Effect of future income taxes on flow-through expenditures	-	(178,872)
Balance ending, December 31, 2002	13,346,999	5,761,441
Share consolidation 4 to 1 (i)	(10,010,249)	-
Private placement (ii)	3,300,000	660,000
Private placement (iii)	2,500,000	1,050,000
Finder's fees (iii)	500,000	210,000
Flow-through shares issued (iv)	5,000,000	3,750,000
Flow-through shares issued (v)	3,500,000	3,500,000
Effect of future income taxes on flow-through expenditures (iv) (v)	-	(2,827,500)
Options exercised	78,750	54,750
Share issuance costs	-	(367,774)
Effect of future income taxes on share issuance costs	-	143,431
Balance ending, December 31, 2003	18,215,500	11,934,348

(i) On July 18, 2003, the TSX Venture Exchange Inc. approved the consolidation of the outstanding common shares of the Company, converting every four common shares into one common share, reducing the Company's issued and outstanding shares from 13,346,999 to 3,336,750. The Company's 2002 earnings per share has been restated to reflect the impact of this consolidation as if it had occurred at the beginning of 2002.

(ii) On July 31, 2003, the Company completed a non-brokered private placement of 3,300,000 units at a price of $0.20 per unit, for gross proceeds of $660,000. Each unit consisted of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share, at any time, for a period of two years at a price of $0.30 per share.

(iii) On September 12, 2003, the Company completed a non-brokered private placement of 2,500,000 common shares at a price of $0.42 per common share, for gross proceeds of $1,050,000. Also on this date, the Company paid a finder's fee, through the issuance of 500,000 common shares at a price of $0.42 per share for a value of $210,000, to a director in consideration for securing a farmin agreement.

(iv) On October 10, 2003, the Company completed a non-brokered private placement of 5,000,000 common shares issued on a "flow-through" basis at a price of $0.75 per common share, for gross proceeds of $3,750,000. All of the qualifying expenditures relating to this issue have been renounced to the shareholders with all expenditures being incurred.

9. **Share capital** *(continued from previous page)*

(v) On November 20, 2003, the Company completed a brokered private placement of 3,500,000 common shares issued on a "flow-through" basis at a price of $1.00 per share, for gross proceeds of $3,500,000. All of the qualifying expenditures relating to this issue have been renounced to the shareholders with all expenditures being incurred.

Stock options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of, the Company. Under the plan, the number of shares reserved for issuance pursuant to the exercise of all options under the plan may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at any time. The options vest immediately and expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

	Number of Options	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance ending, December 31, 2001	1,000,000	0.20	0.20	2005
Granted	1,075,000	0.15	0.15	2007
Cancelled	(650,000)	0.20	0.20	2005
Expired	(100,000)	0.20	0.20	-
Balance ending, December 31, 2002	1,325,000	0.15 - 0.20	0.16	2005-2007
Share consolidation 4 to 1	(993,750)	0.15 - 0.20	0.16	2005-2007
Granted	1,480,000	0.20 - 1.00	0.63	2007
Exercised	(78,750)	0.15 – 1.00	0.70	2005-2007
Balance ending, December 31, 2003	1,732,500	0.15 – 1.00	0.54	2005-2007

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted. During 2003, 1,480,000 options with an estimated fair value of $586,000 and a weighted average of $0.40 were granted and have been expensed as stock-based compensation with a corresponding credit to contributed surplus. The estimated fair value was determined using the following assumptions:

Risk free interest rate	**4.75%**
Expected volatility range	**75% to 80%**
Expected life	**4 to 5 years**

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

9. Share capital *(continued from previous page)*

Warrants

In connection with financing activities, the Company has the following warrants outstanding:

	Number of Warrants	*Price Range ($)*	*Weighted Average Price ($)*	*Expiry Date*
Balance ending, December 31, 2002	-	-	-	-
Issued	3,300,000	0.30	0.30	2005
Balance ending, December 31, 2003	3,300,000	0.30	0.30	2005

10. Commitments

The Company has entered into operating lease agreements for equipment and building with estimated minimum annual payments as follows:

2004	261,837
2005	211,786
2006	46,939

One half of the monthly equipment lease payments will be reimbursed by a company controlled by certain of the Company's directors and officers.

11. Related party transactions

During the year, the Company had the following transactions with companies controlled by certain of the Company's officers and directors:

	2003	*2002*
Administration and consulting expenses	**148,479**	1,000
Production expenses	**-**	7,141
Capital expenditures	**1,876,878**	498,031

During the year, an aggregate of $50,114 was paid to Burstall Winger LLP for legal fees and disbursements. A director of the Company is a partner of Burstall Winger LLP.

Included in accounts payable and accruals is $260,665 (2002 - $159,985), and in accounts receivable is $1,384,249 (2002 - $nil), relating to the above transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

Fair value

The fair value of the Company's accounts receivable, marketable securities, accounts payable and accruals, and payable to shareholders approximate their carrying value due to the short-term nature of these instruments.

13. Per share amounts

Basic loss per share is calculated using the weighted average number of shares outstanding for the year. For purposes of the calculations, the weighted average number of shares outstanding was 7,539,387 (2002 – pre-consolidation: 12,479,382; post-consolidation: 3,119,846).

The number of shares added to the weighted average number of common shares outstanding for the dilutive effect of options utilizing the treasury stock method was 2,329,412 (2002 – nil).

14. Prior period adjustment

During 2002, the Company determined that the 2001 flow-through share issue was not tax effected. The Company also determined that sufficient future income tax assets exist to offset the liability arising from that flow-through share issue. As a result, 2001 after tax earnings were increased, and deficit decreased, by $85,240.

15. Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Form 51-901F Securities Act (British Columbia)
YANGARRA RESOURCES INC.

SCHEDULE A: FINANCIAL STATEMENTS

EXHIBIT 2.15

YANGARRA RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2004

The following discussion and analysis has been prepared on April 13, 2005 by management and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the notes related thereto. This MD&A contains statements and other forward-looking information about potential future circumstances, results and developments. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from the Company's actual future results or events. See "Forward-Looking Statements".

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. A boe conversion ratio of 6mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP"). Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All references to dollar values refer to Canadian dollars.

Corporate History

Yangarra Resources Inc. ("Yangarra") was formed in 1985 as Ayrex Resources Ltd., a mining venture. Over the next 15 years it was involved in mining and oil and gas projects with Tandem Resources and Stan Hawkins, the controlling shareholder. In late 2000, Jim Evaskevich (President) and Gordon Bowerman (Director) bought the control block of Ayrex from Tandem and took over the operations of the company.

During the year of 2002, Ayrex participated in several oil and gas plays with limited success. In mid July of 2003, Ayrex Resources consolidated its outstanding common shares (4 for 1) and changed its name to Yangarra Resources Inc. The new management team was that of Glacier Ridge Resources Ltd., a private oil and gas company that had been based in Calgary, Alberta. Jim Evaskevich, the president and CEO of Yangarra Resources was one of the executives of Glacier Ridge until it was sold to HighPoint Resources in July 2003.

Overall Performance

Exploratory work in Grande Prairie and Paradise areas that began in late 2003 was completed by the first quarter of 2004 and the decision made to concentrate all future efforts in building and drilling wells in only two core areas; Medicine Hat and Ferrier. The company commenced the year with production that averaged 140 barrels of oil equivalent (BOE) from shallow gas wells In Medicine Hat. By May 25, 2004 Yangarra announced that it had attained daily production of 750 BOE/day due primarily to new production from five wells in the Ferrier area. Although production from Medicine Hat remained stable throughout the year, production from the Ferrier wells declined at significantly higher rates than anticipated resulting in average production of 298 BOE/day and 222 BOE/day for the second and third quarters respectively. Additional wells in Medicine Hat and Ferrier began to offset declines and Yangarra exited the year at 356 BOE/day. The drilling and completion of a water injection well in the first quarter significantly reduced Medicine Hat operating costs while field engineering studies optimized gas production by minimizing water production.

Higher gas prices and much greater sales volumes than last year, resulted in petroleum and natural gas sales of $3,075,560 in 2004 compared to $52,356 in 2003. Royalties, net of the Alberta Royalty Tax Credit, increased proportionately to $620,852 in 2004 compared to $878 in 2003. Operating costs for the corresponding periods increased due to the higher production to $637,067 compared to $37,424. General and administrative costs for the year were $854,080 compared to $160,838 for the same period last year. Cash flow from operations during this year totaled $833,524 compared to a shortfall of $153,313 last year, while the net loss in 2004 was $791,617 compared to net earnings of $372,119 in 2003. The net loss in 2004 was adjusted downward for significant non-cash expenses that included depletion costs of $1,869,383, the recognition of stock–based compensation of $199,691 for stock options granted during the year, as well as a $108,755 write-off of expired mineral claims and a $67,547 decrease in value of investment securities held at December 31, 2004.

Exploration and development expenditures of $14.3 million during the year continued to be funded by the January 1, 2004 cash balance of $2.8 million, cash flow, new debt financing of $4.6 million and two equity financing totaling $8.6 million. At December 31, 2004 the available line of credit remaining was $1.9 million.

Results of Operations

In the fourth quarter of 2004, natural gas revenues were $1,116,081 compared to $45,516 in the comparable quarter of 2003. Total production during the fourth quarter was 26,797 BOE compared to 1,360 BOE in 2003. All other costs during this quarter were proportionately higher due to the increased magnitude of operations. Royalties, net of ARTC was $194,606 compared to $878; production expenses were $220,960 compared to $32,568; administrative expenses were $422,234 compared to $66,974 and cash flow was $223,290 compared to a shortfall of $54,904 in the fourth quarter of 2003.

Natural gas prices remained strong in the fourth quarter with an average price per mcf of $6.13 compared to $6.01 per mcf during the fourth quarter in 2003.

Capital Expenditures

Capital expenditures are summarized in the table below and reflect the capital additions for the years ended December 31, 2004 and December 31, 2003.

	December 2004	December 2003	$ Change Dec 04 vs. Dec 03	% Change Dec 04 vs. Dec 03
Land Acquisition costs	1,494,604	2,436,810	(942,206)	(38.7)
Lease Rentals	1,380	-	1,380	-
	1,495,984	2,436,810	(940,826)	(38.6)
Geological & Geophysical	147,560	560,135	(412,575)	(73.7)
Intangible Drilling Costs	4,914,169	2,162,476	2,751,693	127.2
Intangible Completion	3,492,075	1,916,127	1,575,948	82.2
Well Completion & Work	91,419	-	91,419	-
	8,645,223	4,638,738	4,006,485	86.4
Well Equipment	671,478	-	671,478	-
Plant & Battery Equipment	193,260	-	193,260	-
Gathering Systems	3,330,213	1,872,497	1,457,716	77.8
	4,194,951	1,872,497	2,322,454	124.0
Total resource assets	14,336,158	8,948,045	5,388,113	60.2
Depletion	1,817,548	26,240	1,791,308	6,826.6
	12,518,610	8,921,805	3,596,805	40.3
Asset retirement obligation	187,147	204,622	(17,475)	(8.5)
Accumulated accretion	34,895	10,695	24,200	226.3
	152,252	193,927	(41,675)	(21.5)
Mineral properties	-	-	-	-
Depletion	108,756	-	-	-
	(108,756)	-	(108,756)	-
Total resource assets	**12,562,109**	**9,115,729**	**3,446,380**	**37.8**

Depletion expense for 2004 increased to $1,869,383 compared to $43,084 in 2003. This was attributable to higher sales volumes and an increase in capital expenditures. The depletion calculation incorporated data from the latest independent engineering reserve evaluation completed as of December 31, 2004.

Expenditures by Area

	Land	Geological & Geophysical	Drilling & Completion	Plant & Facilities	Total
Medicine Hat	305,605	41,372	1,920,801	1,427,020	3,694,798
Ferrier	1,184,298	18,155	6,130,081	2,732,918	10,065,452
Paradise	562	50,896	249,235	35,014	335,707
Smoky Heights	5,295	36,338	191,497		233,130
Minor Properties	224	800	6,050		7,074
Total	1,495,984	147,561	8,497,664	4,194,952	14,336,161

Drilling Activity

	Drilling & Producing		Abandoned or suspended	
	Gross	Net	Gross	Net
Medicine Hat	9	4.5		
Ferrier	12	4.4		
Paradise	1	0.5		
Smoky Heights			1	0.3
Total	22	9.4	1	0.3

Summary of Quarterly Results

The following table sets out, for each of the previous eight quarters, information relating to the Company's revenue, net earnings (loss) and earnings (loss) per Common Share:

	1 Quarter 2003	2 Quarter 2003	3 Quarter 2003	4 Quarter 2003
Revenues	-	-	6,840	45,516
Net income (loss)	(2,855)	(18,510)	(81,102)	474,586
Net income (loss) per share	-	-	(0.02)	0.06

	1 Quarter 2004	2 Quarter 2004	3 Quarter 2004	4 Quarter 2004
Revenues	391,657	757,793	810,029	1,116,081
Net income (loss)	(110,402)	(219,041)	(439,440)	(22,734)
Net income (loss) per share	(0.01)	(0.01)	(0.02)	-

Reserves

Yangarra retained the independent engineering firm of Sproule Associates Limited to evaluate the Corporation's reserve properties at December 31, 2004. The Audit Committee has recommended acceptance of the Sproule reserve estimates for the purposes of the Annual Report.

Reserves reconciliation	Crude oil and liquids (Mbbl)			Natural gas (Mmcf)			Barrel equivalent (6:1)(Mbbl)		
	Proven	Probable	Total	Proven	Probable	Total	Proven	Probable	Total
Total at Jan 1, 2004	85.4	35.6	121.0	5,477	4,428	9.9	998.2	773.6	1771.8
Development	35.3	95.3	130.6	800	(300)	0.5	175.8	35.4	211.2
Production	14.3	0	14.3	400	-	0.4	77.4	-	77.4
Total at Dec 31,2004	106.4	130.9	237.3	5,900	4,100	10.0	1,096.6	809.0	1,905.6

Sproule used the following pricing assumptions in the escalated reserves pricing case.

Pricing assumptions	WTI ($US/Bbl)	Edmonton Reference Price ($Cdn/Bbl)	AECO-C Spot Price ($Cdn/MMBTU)
2005	44.29	51.25	6.97
2006	41.60	48.03	6.66
2007	37.09	42.64	6.21
2008	33.46	38.31	5.73

Summary of reserve value – escalated prices

Reserves category	Oil & NGL Mbbl		Sales Gas Mmcf		BOE Mbbl		Net Present Value (Before Income Taxes)		
	Gross	Net	Gross	Net	Gross	Net	Undisc	5%	10%
Proved producing	108.8	76.6	3,091	2,576	623.9	505.8	12,041	10,347	9,166
Proved non-producing	1.5	0.8	137	117	24.3	20.2	279	258	238
Proved undeveloped	42.8	29.0	3,728	3,249	664.1	570.5	4,696	3,005	1,871
Total Proved	153.1	106.4	6,956	5,942	1312.4	1096.6	17,016	13,610	11,275
Probable	174.8	130.9	4,768	4,069	969.4	809.0	15,874	10,602	7,735
Total proved plus probable	327.9	237.3	11,724	10,011	2,281.8	1,905.6	32,890	24,212	19,010

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties by others.

Net asset value ($000, except per share data)	2004	2003
Proved plus probable reserves at 5%	24,212	23,059
Value of undeveloped land	3,215	2,100
Value of compression & gathering facilities	3,232	1,268
Working capital (deficiency)	(5,917)	(506)
Net asset value	24,742	25,921
Common shares outstanding fully diluted (thousands)	32,798	23,667
Net asset value per share	0.75	1.10

Related party transactions

During the year ended December 31, 2004, the Company had the following transactions with companies controlled by certain of the Company's officers and directors:

	2004	2003
Administration and consulting expenses	**169,911**	148,479
Capital expenditures	**2,798 403**	1,876 878

During the year, an aggregate of $60,746 (2003 - $50,114) was paid to Burstall Winger LLP for legal fees and disbursements. A director of the Company is a partner of Burstall Winger LLP.

Included in accounts payable and accruals is $167,720 (2003 - $260,665), and in accounts receivable is $1,225,319 (2003 - $1,384,249), relating to the above transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

At December 31, 2004 the Company had a working capital deficit of $5.9 million compared to the deficit of $506,400 at December 31, 2003. The revolving line of credit of $4.6 million is included in current liabilities at December 31, 2004. The Company had no bank debt at December 31, 2003.

Capital projects in 2005 will be funded by cash flow, the exercise of 3.0 million warrants, an increase in the Company's credit facilities and the divestiture of non-core properties. These minor properties are presently being packaged for sale or farm out. After evaluating the 2005 drilling results, new financing may be considered.

Outlook

Subsequent to year end Yangarra successfully drilled and tied in two deep gas tests in Medicine Hat which resulted in five hundred thousand cubic feet of incremental production (83 BOE/day). Plans are continuing to drill several more shallow gas wells and test any deep prospects that may occur in the vicinity of the shallow project. The objective will be to fill the compressor station to its 4.0 million cubic feet per day capacity (664 BOE/day Gross, 332 BOE /day net).

Yangarra also drilled three wells in Ferrier after year end which resulted in one oil well which is tied into our existing plant at 80 BOED net to Yangarra. The second well is currently being evaluated for deep gas and has a potential light oil zone to be tested. The third well was drilled to depth and was abandoned due to mechanical problems with this deviated hole. Samples obtained while drilling indicate that this well will be commercial and plans are underway to acquire a surface location which will allow for a vertical hole on the same bottom hole co-ordinates.

After year end Yangarra also fractured and tested eight of nine wells in the Bayhurst area of south west Saskatchewan. The results prompted the company to proceed with the election of drilling more wells to earn an additional eighteen sections of contiguous land in this area for a total of thirty nine sections. Once the drilling program, completion and testing are complete Yangarra will decide whether the project merits the building of a sales compression facility.

Forward-Looking Statements

This Management's Discussion and Analysis of financial condition and operating results contains forward-looking statements concerning the future prospects of the Company's exploration, development and production. Forward-looking statements include statements of plans, objectives, strategies and expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. There are a number of factors which could cause results or events to differ from current expectations including, among other matters: commodity prices for oil and gas; changes in the cost of exploration and other operating expenses to support future growth; competitive factors; general economic conditions; and the success in finding, drilling and completing oil and gas wells. For additional information with respect to risks and uncertainties which could affect the company's business and operations, reference should be made to the to the Company's continuous disclosure materials filed with Canadian securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2003 and 2002

The following information has been prepared by management and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2003 and 2002. Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil.

Highlights of 2003

- The Corporation consolidated its shares four to one and changed its name from Ayrex Resources Ltd. to Yangarra Resources Inc. ("Yangarra").
- The successful completion of four financings resulted in gross proceeds of $8.9 million.
- A bank credit facility was secured to provide up to $ 2.5 million.
- A farm-in arrangement in the Medicine Hat area in southeastern Alberta and a joint venture agreement in the Ferrier area in central Alberta, firmly establish the Corporation's primary exploration and development direction.
- Capital expenditures on resource properties and facilities totaled $9.0 million in 2003 compared to $176,000 in 2002.
- Production commenced during the last 10 days of December and net sales were 140 BOE per day.
- At December 31, 2003 Sproule Engineering evaluated the Corporation' s total proved plus probable reserves to have a net present value before income taxes discounted @10% of 18.0 million. At the end of the previous year, the Corporation had zero reserve value.
- At December 31, 2003 undeveloped land was valued $2.1 million compared to $67,200 at the end of 2002.
- Net earnings in 2003 were $384,780 compared to a loss in 2002 of $834,761.
- At December 31, 2003 Yangarra was without bank debt.
- Finding and development costs at December 31, 2003 with future capital included were $12.93 per BOE proven and $8.92 per BOE proven plus probable.

Natural gas revenues

Gross revenues increased in 2003 to $52,356 from $2,152 in 2002 due to this year's success in establishing productive core areas. Production from 19 shallow gas wells in the Medicine Hat area commenced in late December 2003 and net sales were 140 BOE per day. December gas prices averaged $6.01 per thousand cubic feet ("Mcf").

Production expenses

Production expenses increased in 2003 to $37,424 from $12,326 due primarily to start-up costs associated with bringing 19 new wells on-stream. Since 2003 only saw partial production at the year-end, it is still premature to calculate and analyze any meaningful per barrel of equivalent data.

General and administrative costs

General and administrative costs, after operating recoveries, increased 133 % this year to $167,367 from $71,820 last year. Until July 1, 2003 Yangarra (formerly Ayrex Resources Ltd.) was a small operation searching for exploration and development opportunities, in which the Corporation would not be the operator. Under this regime, costs were minimal and consulting services were limited to part-time administrators and an "office sharing" satisfied physical location.

Commencing July 1, 2003 the commitment to grow Yangarra included leasing office space with the necessary equipment, capable of accommodating up to ten oil and gas specialists to achieve the Corporation's goals. Rent expense in 2003 increased to $43,000 compared to $2,150 in 2002. Consulting fees increased to $85,050 compared to $24,250 in the prior year. Legal and accounting fees totaled $52,750 due to increased corporate activities including new financings and joint venture agreements. Costs associated with investor relations, engineering and business valuations were also higher as each professional organization diligently complied with changing securities rules and regulations.

Cost recoveries related to capital project administration were $91,400 compared to none last year. No general and administrative cost indirectly associated with exploration or development was capitalized in either 2003 or 2002.

Depletion, depreciation and site restoration

Depletion and depreciation expense totaled $30,400 in 2003 compared to $719,824 in 2002. A comparison of this year's depletion rate of $12.98 per BOE to that of last year will be significantly skewed since last year's depletion expense included a ceiling test impairment of $707,800.

Taxes

A future tax recovery of $1,154,516 was recorded in 2003 earnings (2002 - $178,872). The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

		2003		2002
Earnings (loss) before taxes	$	(769,736)	$	(1,013,633)
Expected tax expense at 40.79% (2002 – 42.42%)		(313,975)		(429,983)
Tax effect of expenses not deductible for tax purposes:				
Resource loss		20,632		8,959
Stock based compensation		239,029		-
Valuation allowance from the prior year		(1,127,253)		242,152
Other		27,051		-
Future income tax recovery	$	(1,154,516)	$	(178,872)

Net earnings (loss)

In 2003, the loss before taxes was $769,700, a 24 percent improvement over the $1.0 million loss in 2002. The 2002 net loss before taxes included a $707,800 impairment from the ceiling test.

This year's results reflect net earnings of $ 384,780 that include a future income tax recovery of $1.1 million compared to a net loss for 2002 of $834,761 that included a future income tax recovery of $179,000.

Capital

Property and equipment balance at December 31, 2002	$	175,956
Additions		8,992,385
Depletion and depreciation		(29,509)
Property and equipment balance at December 31, 2003	$	9,138,832

Exploration and development expenditures

		2003		2002
Land	$	2,436,810	$	76,419
Geological and geophysical		560,135		14,514
Drilling and completion		4,078,600		274,243
Plant and facilities		1,872,496		32,855
Other Assets		44,344		
Total Exploration and Development	$	8,992,385	$	498,031

Expenditures by Area

	Land	Geological & Geophysical	Drilling & Completion	Plant & Facilities	Other	Total
Medicine Hat	1,122,338	20,793	3,005,747	1,817,809		5,966,687
Ferrier	764,793		978,200			1,742,993
Paradise	678,222	69,270	29,851			777,343
Smoky Heights	56,320		361			56,681
Other	41,122	229,528	29,899		148,132	448,681
Total	2,662,795	319,591	4,044,058	1,817,809	148,132	8,992,385

Drilling Activity

	Drilling & Producing		Abandoned or suspended		Work in Progress	
	Gross	Net	Gross	Net	Gross	Net
Medicine Hat	19.0	9.5			2.0	1.0
Ferrier					2.0	1.0
Paradise					1.0	0.5
Smoky Heights						
Other						
Total	19.0	9.5	0	0	5.0	2.5

Liquidity and capital resources

At December 31, 2003, Yangarra's market vale of common shares was $21,858,600 based on the December 31 price of $1.20 per share.

At December 31, 2003 the Corporation's working capital deficiency was $506,400, up 133 percent from the $217,600 deficit in 2002. At year-end, there was $2.5 million of unused bank line still available. Details of this credit facility are explained in note 7 of the financial statements.

Reserves

Yangarra retained the independent engineering firm of Sproule Associates Limited to evaluate the Corporation's reserve properties at January1, 2004. The Audit Committee has recommended acceptance of the Sproule reserve estimates for the purposes of the Annual Report.

Reserves reconciliation	Crude oil and liquids (Mstb)			Natural gas (Bcf)			Barrel equivalent (6:1)(MBbl)		
	Proven	Probable	Total	Proven	Probable	Total	Proven	Probable	Total
Total at Jan 1, 2003	0	0	0	0	0	0	0	0	0
Development	85.4	35.6	121.0	5.5	4.4	9.9	1,000	770	1,770
Production	0	0	0	(0.01)	-	(0.01)	1.7	-	1.7
Total at Dec 31, 2003	85.4	35.6	121.0	5.5	4.4	9.9	998.3	770	1768.3

Sproule used the following pricing assumptions in the escalated reserves pricing case.

Pricing assumptions	WTI ($US/Bbl)	Edmonton Reference Price ($Cdn/Bbl)	AECO-C Spot Price ($Cdn/MMBTU)
2004	29.63	37.99	6.04
2005	26.80	34.24	5.36
2006	25.76	32.87	4.80
2007	26.14	33.37	4.91

Summary of reserve value – escalated prices

Reserves category	NGL MSTB		Sales Gas MMcf		BOE MSTB		Net Present Value		
	Gross	Net	Gross	Net	Gross	Net	Undisc	10%	15%
Proved producing	0	0	1,133	1,014	188.9	169.0	3,355	2,643	2,404
Proved undeveloped	128.3	85.4	5,469	4,463	1039.8	829.3	12,928	7,431	5,850
Total Proved	128.3	85.4	6,602	5,477	1228.7	998.3	16,283	10,074	8,254
Probable	53.2	35.6	5,197	4,428			14,424	7,995	6,348
Total proved plus probable	181.5	121.0	11,799	9,905	1228.7	998.3	30,709	18,068	14,602

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties by others.

Net asset value ($0000, except per share data)	2003	2002
Proved plus probable reserves at 10%	18,068	0
Value of undeveloped land	2,100	67
Working capital (deficiency)	(506)	(218)
Net asset value	19,662	(151)
Common shares outstanding (thousands)	18,216	3,337
Net asset value per share	1.08	(0.05)

Business Risks

Yangarra is engaged in the exploration, development and production of crude oil and natural gas. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Operational risks include competition, reservoir performance uncertainties, environmental factors, and regulatory, environment and safety concerns. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, currency exchange rates and the cost of goods and services. Yangarra employs highly qualified people, uses sound operating and business practices, and evaluates all potential and existing wells using the latest applicable technology. Yangarra complies with government regulations and has in place an up-to-date emergency response plan. Environment and safety policies and standards are adhered to. Liabilities for future abandonment and restoration costs are assessed and provided for annually. Yangarra maintains property and liability insurance coverage, as well as directors and officers liability insurance. The coverage provides a reasonable amount of protection from risk of loss; however, not all risks are foreseeable or insurable.

Outlook

Subsequent to the year-end, Yangarra has drilled five successful gas wells in the Ferrier area of central Alberta. These wells have a combined 10.9 million cubic feet of gas behind pipe (net 3.1 million cubic feet) with 45 barrels/million feet of associated liquids (net 139 barrels). A gas plant capable of 10.0 million cubic feet a day (expandable to 15.0 million cubic feet/day) is under construction and will be onstream in April/04. Seven additional wells are planned for 2004 and two oil plays are being pursued on the property.

In Medicine Hat, optimization is underway with a water handling and injection system scheduled for late spring. This system will cut operating costs significantly as this project has high water rates. Gas flow optimization is ongoing and management is encouraged by the results to date. A plant expansion and 30 additional wells are planned for Q4.

Exploration is continuing at Paradise and Smokey Heights. Management will decide on the future of these projects when more wells have been drilled. Results to date are encouraging.

Yangarra's balance sheet is strong with a $3.6 million dollar financing announced in March/04 with projected cash flow and debt capacity large enough to support a forecast $14.7 million dollar capital budget for 2004.

EXHIBIT 2.16


yangarra resources inc.

Q2

Six Months Ended
June 30, 2005

Yangarra Resources Inc.
Consolidated Balance Sheets

	June 2005 (Unaudited)	*December 2004 (Audited)*
Assets		
Current		
Cash	-	2,758
Accounts receivable	**2,100,351**	2,285,964
Deposits	**141,124**	170,015
	2,241,475	2,458,737
Investments	**109,258**	109,258
Property, plant and equipment *(Note 3)*	**49,636**	56,797
Resource properties *(Note 4)*	**25,187,517**	21,853,794
	27,587,886	24,478,586
Liabilities		
Current		
Bank indebtedness	**7,232,462**	4,600,073
Accounts payable and accruals	**4,361,676**	3,775,316
	11,594,138	8,375,389
Future income taxes	**2,457,057**	2,358,904
Asset retirement obligation *(Note 5)*	**429,184**	394,648
	14,480,379	11,128,941
Shareholders' Equity		
Share capital *(Note 6)*	**18,800,116**	18,609,811
Contributed surplus	**1,076,541**	785,691
Retained earnings	**(6,769,150)**	(6,045,857)
	13,107,507	13,349,645
	27,587,886	24,478,586

Approved on behalf of the Board:

(signed) " James G. Evaskevich" Director
James G. Evaskevich

(signed) "Gordon A. Bowerman" Director
Gordon A. Bowerman

Yangarra Resources Inc.
Consolidated Statements of Net Loss And Deficit

	Three months ended		Six months ended	
		June 30,		*June 30,*
	2005 (Unaudited)	*2004 (Unaudited)*	*2005 (Unaudited)*	*2004 (Unaudited)*
Revenue				
Petroleum and natural gas sales *(Note 2)*	**1,655,357**	780,177	**3,140,923**	1,189,719
Processing income	**-**	-	**11,125**	-
Royalties, net of Alberta Royalty Tax Credit	**(308,001)**	(245,296)	**(557,880)**	(258,205)
	1,347,356	534,881	**2,594,168**	931,514
Expenses				
Administration	**173,418**	132,989	**357,690**	367,763
Amortization, depletion and accretion	**1,017,003**	459,151	**1,863,218**	626,914
Interest expense	**67,776**	15,514	**129,004**	16,510
Production expenses	**254,448**	129,868	**522,357**	281,485
Transportation and marketing fees *(Note 2)*	**29,030**	22,384	**56,189**	40,269
	1,541,675	759,906	**2,928,458**	1,332,941
Loss from operations	**(194,319)**	(225,025)	**(334,290)**	(401,427)
Non-cash stock-based compensation	**290,850**	-	**290,850**	-
Loss before income taxes	**(485,169)**	(225,025)	**(625,140)**	(401,427)
Future income tax (recovery)	**164,793**	(5,984)	**98,153**	(71,984)
Net loss	**(649,962)**	(219,041)	**(723,293)**	(329,443)
Deficit, beginning of period as restated	**(6,119,188)**	(5,376,001)	**(6,045,857)**	(5,265,599)
Net loss	**(649,962)**	(219,041)	**(723,293)**	(329,443)
Deficit, end of period	**(6,769,150)**	(5,595,042)	**(6,769,150)**	(5,595,042)
Loss per share				
Basic	(0.023)	(0.010)	(0.026)	(0.015)
Diluted	(0.019)	(0.008)	(0.022)	(0.013)
Weighted average number of common shares				
Basic			28,107,555	21,296,500
Diluted			33,497,254	26,113,000

Yangarra Resources Inc.
Consolidated Statements of Cash Flows

	Three months ended		*Six months ended*	
		June 30,		*June 30,*
	2005 (Unaudited)	*2004 (Unaudited)*	*2005 (Unaudited)*	*2004 (Unaudited)*
Cash provided by (used for) the following activities				
Operating				
Net loss	**(649,962)**	(219,041)	**(723,293)**	(329,443)
Amortization, depletion and accretion	**1,017,003**	459,151	**1,863,218**	626,914
Non-cash stock-based compensation	**290,850**	-	**290,850**	-
Future income tax recovery	**164,793**	(5,984)	**98,153**	(71,984)
Cash flow from operations	**822,684**	234,126	**1,528,928**	225,487
Changes in working capital accounts				
Accounts receivable	**497,901**	(2,496,758)	**185,613**	(1,045,799)
Deposits	**30,275**	37,178	**28,891**	33,195
Accounts payable and accruals	**322,603**	(322,728)	**330,902**	(3,572,859)
	1,673,463	(2,548,182)	**2,074,334**	(4,359,976)
Financing				
Issue of shares, net of share issue costs	-	3,400,900	**190,305**	3,471,276
Investing				
Purchase of capital assets	**1,027**	(25,082)	**(1,536)**	(29,461)
Purchase of resource properties	**(2,932,629)**	(5,500,460)	**(4,898,250)**	(7,145,241)
	(2,931,602)	(5,525,542)	**(4,899,786)**	(7,174,702)
Increase (decrease) in cash resources	**(1,258,139)**	(4,672,824)	**(2,635,147)**	(8,063,402)
Cash, beginning of period	**(5,974,323)**	(603,378)	**(4,597,315)**	2,787,200
Cash (deficiency), end of period	**(7,232,462)**	(5,276,202)	**(7,232,462)**	(5,276,202)

1. Nature of operations and going concern considerations

Yangarra Resources Inc. (the "Company") formally Ayrex Resources Ltd., was incorporated under the laws of the Province of Alberta on January 22, 1985. The Company focus is the exploration and development of oil and gas in Alberta.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company's ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

2. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2004.

Changes in accounting policy

Transportation and marketing fees

Effective January 1, 2005, the Company adopted the CICA Handbook Section 1100 "Generally Accepted Accounting Principles" which defines the source of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges and marketing fees against revenue rather than showing transportation as a separate expense in the statement of operations. Beginning January 1, 2005, the Company recorded revenue before the deduction of transportation charges and marketing fees with the offset recorded as transportation and marketing expense in the statement of operations. Prior periods have been restated for comparative purposes. This change has no impact on the net loss, net loss per share or cash flow previously reported.

3. Property, plant and equipment

	Cost	*Accumulated Amortization*	*June 2005 Net Book Value*	*December 2004 Net Book Value*
Computer	**48,998**	**16,625**	**32,373**	36,686
Leasehold improvements	**19,771**	**9,314**	**10,457**	12,549
Office equipment	**9,775**	**2,969**	**6,806**	7,562
	78,544	**28,908**	**49,636**	56,797

4. Resource properties

	Cost	*Accumulated Amortization*	*June 2005 Net Book Value*	*December 2004 Net Book Value*
Petroleum and natural gas properties	**29,609,376**	**4,421,859**	**25,187,517**	21,853,794

5. Asset Retirement Obligation

Effective January 1, 2004, the Company changed its policy on accounting for liabilities associated with site restoration and abandonment of its oil and gas properties. The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated at $ 1,495,532. The liability for the expected cash flows, as reflected in the financial statements, has been discounted at 7 percent.

The schedule below is a reconciliation of the Company's liability for the quarter ended June 30, 2005:

Asset retirement obligation at January 1, 2005	$ 394,648
Current period accretion expense	34,536
Asset retirement obligation at March 31, 2005	$ **429,184**

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by the operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

6. Share capital

Authorized
Unlimited number of Class A voting common shares, without nominal or par value

	Number	*Value*
Issued		
Common shares		
Balance ending, December 31, 2003	18,215,500	11,934,349
Private placement (i)	2,500,000	3,625,000
Flow-through shares issued (ii)	6,410,254	4,999,998
Options exercised	323,500	103,620
Warrants exercised	282,500	84,750
Share issue costs		(688,320)
Effect of future income taxes on share issuance costs		231,413
Effect of future income taxes on flow-through expenditures		(1,680,999)
Balance ending, December 31, 2004	27,731,754	18,609,811
Warrants exercised	642,500	192,750
Share issue costs		(2,445)
Balance ending, June 30, 2005	28,374,254	18,800,116

6. Share Capital (Continued from previous page)

(i) On April 7, 2004 the Company completed a financing of 2,500,000 class "A" voting shares at a price of $1.45 per common share resulting in gross proceeds of $3,625,000.

(ii) On November 8, 2004, the Company completed a financing of 5,810,256 common shares on a "flow-through" basis at a price of $0.78 per share. In addition, the financing agent elected to exercise their option to sell an additional 599,998 flow-through common shares for a total offering of 6,410,254 shares, for gross proceeds of $4,999,998. All of the qualifying expenditures relating to this issue have been renounced to the shareholders, with $901,532 incurred during the year.

Stock Options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of the Company. The options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

	Number of Options	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance ending December 31, 2004	2,049,000	0.15 – 1.00	0.54	2005 – 2007
Granted	700,000	0.70	0.70	2009
Cancelled	(1,000)			
Balance ending March 31, 2005	2,748,000	0.20 - 1.00	0.72	2007 - 2009

The company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted. During 2005, 700,000 options with an estimated fair value of $290,850 and a weighted average of $0.70 were expensed as stock-based compensation with a corresponding credit to contributed surplus. The estimated fair value was determined using the following assumptions:

Risk free interest rate	5.00%
Expected volatility range	75%
Expected life	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

6. Share Capital (Continued from previous page)

Warrants

In connection with financing activities, the Company has the following warrants outstanding:

	Number of Warrants	*Price Range*	*Weighted Average Price*	*Expiry Date*
Balance, December 31, 2003	3,300,000	0.30	0.30	2005
Exercised	(282,500)	0.30	0.30	2005
Balance, December 31, 2004	3,017,500	0.30	0.30	2005
Exercised	(642,500)	0.30	0.30	2005
Balance, June 30, 2005	2,375,000	0.30	0.30	2005

7. Commitments

The Company has entered into operating lease agreements for equipment and building with estimated minimum annual payments as follows:

2005	326,611
2006	340,431
2007	97,740

One half of the monthly equipment lease payments will be reimbursed by a company controlled by certain of the Company's directors and officers.

8. Related party transactions

During the six months ended June 30, 2005 the Company had the following transactions with companies directed or controlled by certain of the Company's officers and directors:

	January to June 2005
Administration and consulting expenses	205,985
Capital expenditures, net of production revenues and expenses	2,480,798

An amount of $203,446 relating to the transactions listed above is included in accounts payable as at June 30, 2005.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

Credit facilities

As at June 30, 2005 the Company failed to comply with a revolving credit facility covenant that requires a one-to-one working capital ratio. This was addressed with the National Bank of Canada and a release waiver was obtained.

Fair value

The fair value of the Company's accounts receivable, marketable securities, accounts payable and accruals, and payable to shareholders approximate their carrying value due to the short-term nature of these instruments.

10. Per share amounts

Basic loss per share is calculated using the weighted average number of shares outstanding for the quarter. For purposes of the calculations, the weighted average number of shares outstanding was 28,107,555 (June 2004 – 19,647,893).

11. Subsequent events

At July 31, 2005 all outstanding warrants totaling 2,375,000 were exercised at $0.30 for proceeds of $712.500.

On August 10, 2005 the Company increased its operating line of credit available with the National Bank of Canada. The maximum available credit is $7,350,000, which bears interest at prime plus 0.50% and requires interest payments only. The Company also increased its non-revolving development demand loan with the National Bank of Canada to a maximum of $1,150,000 which bears interest at prime plus 0.75% and requires interest payments and monthly principal repayments over the half-life of the reserves being financed.

EXHIBIT 2.17


yangarra resources inc.

MANAGEMENT DISCUSSION AND ANALYSIS

For the second quarter ended June 30, 2005

The following discussion and analysis has been prepared on August 23, 2005 by management and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the notes related thereto. The Company's auditors have not audited or reviewed the financial statements as at and for the period ended June 30, 2005.

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains statements and other forward-looking information about potential future circumstances, results and developments. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from the Company's actual future results or events. See "Forward-Looking Statements".

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP"). Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All references to dollar amounts are in Canadian dollars.

Selected Production and Financial Data

	Three Months Ended June 30			Six Months Ended June 30		
	2005	2004	% Change	2005	2004	% Change
Production						
Oil (bbls/d)	77.8	-		76.6	-	
Natural gas (mcf/d)	1,620.7	1,133.5	43%	1,590.9	923.7	72%
Liquids (bbls/d)	26.5	23.1	15%	28.6	11.5	148%
Total boe per day (6:1)	374.4	212.0	77%	370.3	165.5	124%
Total boe	34,261.4	19,291.7	78%	67,023.7	30,117.7	123%
Boe per day - Ferrier	201.2	112.1	80%	197.4	56.0	252%
Boe per day - Medicine Hat	173.2	99.9	73%	172.9	109.4	58%
Prices						
Oil ($/bbl)	65.07	-	0%	62.81	-	0%
Natural gas ($/mcf)	7.37	6.75	9%	7.14	6.58	9%
Liquids ($/bbl)	44.37	39.82	11%	42.80	39.82	7%
$ per boe						
Petroleum and natural gas sales	48.32	40.44	19%	46.86	39.50	19%
Royalties, net of ARTC	8.99	12.72	-29%	8.32	8.57	-3%
Transportation and marketing fees	0.85	1.16	-27%	0.84	1.34	-37%
Production expenses	7.43	6.73	10%	7.79	9.35	-17%
Field net back	**31.05**	**19.83**	**57%**	**29.91**	**20.25**	**48%**
Administration	5.06	6.89	-27%	5.34	12.21	-56%
Interest expense	1.98	0.80	146%	1.92	0.55	251%
Cash flow from operations	**24.01**	**12.14**	**98%**	**22.81**	**7.49**	**205%**
Financial						
Petroleum and natural gas sales	1,655,357	780,177	112%	3,140,923	1,189,719	164%
Processing income	-	-		11,125	-	
Royalties, net of ARTC	308,001	245,296	26%	557,880	258,205	116%
Cash flow from operations	822,684	234,126	251%	1,528,928	225,487	578%
Earnings (Loss)	(649,962)	(219,041)	197%	(723,293)	(329,443)	120%

Overall Performance

During the first six months of 2005, the company continued exploration and development in three areas - Medicine Hat and Ferrier in Alberta, and Bayhurst in Saskatchewan. Two new wells were drilled, completed and tied in to facilities in Medicine Hat. Three wells were drilled in Ferrier with two completed as gas wells, and one abandoned due to mechanical problems. In addition, one well was re-entered and completed as a gas well in Ferrier. During the second quarter, central and southern Alberta experienced the worst wet weather conditions in several decades. This delayed all scheduled projects which included well workovers, tie-ins and the drilling of a deep test Ferrier well.

Capital expenditures during the first half of the year totalled $5.2 million and included $272,000 in land acquisitions and $226,000 in seismic purchases. Completion costs of $463,000 were incurred on wells in Bayhurst, Saskatchewan as the Company continues to evaluate the potential of this area. The average sales volumes for the six months increased slightly to 370 barrels of equivalent ("boe") per day compared to the first three months of the year which averaged 364 boe per day; however, compared to the same period last year, sales volume has increased 124% from 166 boe per day. Oil and natural gas prices continued to rise throughout the period resulting in greater field netbacks.

Cash flow from operations for the six months ended June 30, 2005 totaled $1,528,928 compared to $225,487 for the same period in 2004. A total of 642,500 shares were issued as warrants were exercised generating proceeds of $192,750. At June 30, 2005 the Company's working capital deficit was $9.4 million, which included bank indebtedness of $7.2 million. The Company's failure to comply with a revolving credit facility covenant that requires a one-to-one working capital ratio was addressed with the bank and a release waiver was obtained.

Results of Operations - Second Quarter

Second quarter petroleum and natural gas sales increased by 11% to $1,655,357 from $1,485,566 in quarter one. This was attributable to a 5% increase in sales volumes at Ferrier and 7% increase in product prices. Production expenses fell slightly from $267,909 to $254,448 between quarters. Interest expense of $67,776 in quarter two compared to $61,228 last quarter reflects a higher average bank indebtedness through quarter two as interest rates remained constant. General and administrative expenses fell slightly, 6% from $184,272 to $173,418.

Second quarter cash flow from operations increased by 16% to $822,684 from $706,244 due to higher netbacks and lower general and administrative costs.

Depletion expense for the second quarter increased by 20% to $1,017,003 compared to $846,215 in the last quarter. This is primarily attributable to an increase in capital expenditures without a higher than proportional increase to reserve volumes. The depletion calculation incorporated data from the latest independent engineering reserve evaluation completed as at July 31, 2005.

Summary of Quarterly Results

The following table sets out, for each of the previous eight quarters, information relating to the Company's revenue, net earnings (loss) and earnings (loss) per Common Share:

	3 Quarter 2003	4 Quarter 2003	1 Quarter 2004	2 Quarter 2004
Revenues	6,840	45,516	409,542	780,176
Net income (loss)	(81,102)	487,247	(110,402)	(219,041)
Net income (loss) per share,	(0.02)	0.06	(0.01)	(0.01)

	3 Quarter 2004	4 Quarter 2004	1 Quarter 2005	2 Quarter 2005
Revenues	833,989	1,131,591	1,485,566	1,655,357
Net income (loss)	(439,440)	(22,734)	(73,331)	(649,962)
Net income (loss) per share	(0.02)	(0.001)	(0.003)	(0.023)

Capital Expenditures

Capital expenditures are summarized in the table below and reflect the incremental additions between June 30, 2005 and December 31, 2004.

		At June 2005	At December 2004	Jun 05 vs. Dec 04	Jun 05 vs. Dec 04
Land Acquisition costs		4,384,126	4,111,776	272,350	7 %
Lease Rentals		12,705	1,729	10,976	635 %
		4,396,831	4,113,505	283,326	7 %
Geological & Geophysical		1,263,006	876,697	386,309	44 %
Intangible Drilling Costs		9,306,195	7,365,752	1,940,443	26 %
Intangible Completion		6,934,048	5,509,230	1,424,818	26 %
Well Completion & Work		195,924	91,247	104,677	115 %
		17,699,173	13,842,926	3,856,247	28 %
Well Equipment		834,304	682,869	151,435	22 %
Plant & Battery Equipment		253,726	193,260	60,466	31 %
Gathering Systems		6,027,376	5,226,666	800,710	15 %
		7,115,406	6,102,795	1,012,611	17 %
Total resource assets		**29,211,410**	**24,059,226**	**5,152,184**	**21 %**
Depletion		4,379,982	2,551,611	1,828,371	32 %
Depleted resource assets		24,831,428	21,507,615	3,323,813	15 %
Asset retirement obligation		397,965	391,769	6,196	2 %
Accumulated accretion		41,876	45,590	(3,714)	8 %
Net ARO		356,089	346,179	9,910	3 %
Net resource assets		**25,187,517**	**21,853,794**	**3,333,723**	**15 %**

Related party transactions

During the six months ended June 30, 2005 the Company had the following transactions with companies directed or controlled by certain of the Company's officers and directors:

	January to June 2005
Administration and consulting expenses	205,985
Capital expenditures, net of production revenues and expenses	2,480,798

An amount of $203,446 relating to the transactions listed above is included in accounts payable as at June 30, 2005.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

At June 30, 2005 the Company had a working capital deficit of $9.4 million compared to the deficit of $5.9 million at December 31, 2004. The revolving line of credit of $7.2 million is included in current liabilities at June 30, 2005.

At July 31, 2005 all outstanding warrants totaling 2,375,000 were excised at $0.30 for proceeds of $712,500.

On August 10, 2005 the Company increased its operating line of credit available with the National Bank of Canada. The maximum available credit is $7,350,000, which bears interest at prime plus 0.50% and requires interest payments only. The Company also increased its non-revolving development demand loan with the National Bank of Canada to a maximum of $1,150,000 which bears interest at prime plus 0.75% and requires interest payments and monthly principal repayments over the half-life of the reserves being financed.

The company has committed 1,000 giga joules per day of natural gas to a cost-less collar with a floor price of $7.00 per giga joule and a ceiling price of $9.00 per giga joule commencing May 1 through to December 31, 2005.

Share Capital

As of June 30, 2005 there were 28,107,555 basic common shares issued and outstanding; 2,375,000 warrants exercisable into common shares and stock options to acquire an aggregate of 2,748,000 common shares outstanding.

Outlook

Yangarra's current production is 450 BOED with approximately 50 BOED behind pipe. Revenue growth has been positive over each of the last eight quarters with an average growth of 219% over the last eight quarters and 21% revenue growth over each of the last four quarters. Debt to cash flow at the end of the second quarter is 2.5 to 1.0. Current production and higher netbacks suggest a current debt to cash flow of 2.0 to 1.0. Management is currently reviewing several alternatives which will further reduce the debt to cash flow ratio to a more acceptable 1.0 to 1.0.

During the third quarter Mr. Jake Pronk resigned his position as Chairman of the Board and Chief Operating Officer. We thank Jake for his contributions and wish him well in his new ventures. Mr. Don Poruchny P.Geol. (Geophysicist) has been appointed Vice President of Exploration and leads our expanded exploration group. Yangarra has an inventory of 8 to 12 drillable locations in Ferrier, as well as 2 to 4 deep and 30 to 40 shallow drillable locations in Medicine Hat. With infrastructure in both core areas to handle the incremental volumes, Yangarra has an enviable inventory of drill ready locations. We are also evaluating our non-core areas for future divestitures.

Business Conditions and Risk Management

The oil and gas industry is exposed to numerous business risks which can materially affect operational and financial results. The Company is exposed to financial risks in the form of commodity prices, interest rates, and currency exchange rate fluctuations; operational risks associated with finding, developing, and producing oil and gas reserves, and environmental risks including controls and regulations.

The Company attempts to control operating risks by maintaining a disciplined approach to implementation of the exploration and development program. Exploration risks are managed by hiring experienced technical professionals and by concentrating the exploration activity on specific core regions that have multi-zone potential where the Company has experience and expertise. The Company attempts to minimize its operational risk by generating internal prospects and to participate in projects where the ownership is sufficient. Operational control allows the Company to manage costs, timing, and sales of production, and ensure new production is brought on stream in a timely manner.

The Company is exposed to commodity prices and market risk influenced by a variety of factors, most are out the Company's control. Yangarra manages commodity price risks by using derivative instruments in committing half of the gas production to a cost-less collar for the remainder of the year, with the other half of the gas production sold on spot price.

The Company maintains safety programs and procedures, and environmental standards policy. Regulatory risks include continual compliance with the extensive government regulations governing many aspects of the oil and natural gas industry. The Company's management has implemented policies and procedures designed to ensure compliance.

Forward-Looking Statements

This Management's Discussion and Analysis of financial condition and operating results contains forward-looking statements concerning the future prospects of the Company's exploration, development and production. Forward-looking statements include statements of plans, objectives, strategies and expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. There are a number of factors which could cause results or events to differ from current expectations including, among other matters: commodity prices for oil and gas; changes in the cost of exploration and other operating expenses to support future growth; competitive factors; general economic conditions; and the success in finding, drilling and completing oil and gas wells. For additional information with respect to risks and uncertainties which could affect the company's business and operations, reference should be made to the 2004 Annual MD&A and to the Company's continuous disclosure materials filed with Canadian securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT 2.18

YANGARRA RESOURCES INC.

Suite 1530, 715 – 5th Avenue S.W.
Calgary, Alberta
T2P 2X6

INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Yangarra Resources Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held at Suite 1530, 715 – 5th Avenue S.W., Calgary, Alberta, T2P 2X6, on Tuesday, June 28, 2005 at the hour of 2:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers, employees or agents of the Corporation. Pursuant to National Instrument 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares (the "**Common Shares**") of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. **In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein.**

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada ("**Computershare**"), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

APPOINTMENT OF PROXY

A shareholder has the right to designate a person (who need not be a shareholder of the Corporation) other than James G. Evaskevich or John F.K. Aihoshi, the management designees, to attend and act for him or her at the Meeting. Such right may be exercised by inserting in the blank space provided, the name of the person to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy and, in either case, depositing the instrument of proxy with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by depositing an instrument in writing, executed by him or her or his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation:

(a) at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, located Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at any time, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(b) at the registered office of the Corporation, Suite 3100, 324 – 8th Avenue SW, Calgary, Alberta, T2P 2Z2, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

(c) with the chairman of the Meeting on the day of the Meeting or an adjournment of the Meeting.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading "Voting of Proxies", or by the shareholder personally attending the Meeting and voting his or her Shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING THEIR COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (formerly, Independent Investor Communications Corporation) ("**ADP**"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which 28,374,254 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Corporation to be May 17, 2005 (the "**Record Date**"), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a) such person transfers their shares after the Record Date; and

(b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes their ownership to the shares and makes a demand to the Registrar and Transfer Agent of the Corporation, not later than ten (10) days before the Meeting, that his name be included on the shareholders' list.

The by-laws of the Corporation provide that two (2) persons present and representing in person or by proxy not less than ten percent (10%) of the issued Common Shares entitled to vote at the Meeting constitute a quorum for the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, there are no persons who beneficially own, directly or indirectly, Common Shares carrying more than 10% of the voting rights of the outstanding Common Shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation's directors, the only matters to be dealt with before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) the receipt of the financial statements and auditors' report thereon; (ii) the fixing of the number of directors to be elected at the Meeting at five (5) and the election of the directors of the Corporation; (iii) the appointment of the Auditors of the Corporation; and (iv) the approval of the Corporation's 2005 incentive stock option plan.

I. Receipt of Financial Statements

The directors will place before the Meeting the consolidated financial statements for the year ended December 31, 2004 together with the auditors' report thereon, which are included in the annual report of the Corporation for the year ended December 31, 2004 (the "**Annual Report**"). The Annual Report has been sent to the shareholders with this Information Circular.

II. Election of Directors

The board of directors (the "**Board of Directors**" or the "**Board**") presently consists of five (5) directors, all of whom are elected annually. The term of office for each of the present directors of the Corporation expires at the Meeting. It is proposed that the number of directors to be elected at the Meeting, for the ensuing year, be fixed at five (5). At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting, at five (5). Unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting on the election of directors, **it is the intention of the management designees, if named as proxy, to vote the Common Shares represented by any such proxy FOR the election of the nominees whose names appear in the table below to the Board of Directors.**

The management of the Corporation has no reason to believe that any of the said nominees will be unable to serve as directors, but, should one or more of the said nominees become unable to serve as directors, prior to the Meeting, the persons named in the enclosed Form of Proxy as management designees intend to vote for another nominee or nominees, as the case may be, in their discretion. Shareholders executing the Form of Proxy who do not wish their Common Shares to be voted in this manner should indicate that their Common Shares are to be withheld from voting in the election of directors, in the appropriate place on the Form of Proxy. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the *Business Corporations Act* (Alberta) or he or she becomes disqualified to act as a director.

The following table sets out the names of persons proposed to be nominated by the management of the Corporation for election as directors; all positions and offices of the Corporation held by each of them; their principal occupations; the periods for which each has been a director of the Corporation; and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees:

Name of Nominee and Municipality of Residence and Position with the Corporation	Principal Occupation For the Last Five Years	Director Since	Number and Percentage of Common Shares Beneficially Owned or Controlled[3][4]
James G. Evaskevich[1][2] President, Chief Executive Officer, and Director Calgary, Alberta	President and Chief Executive Officer of the Corporation since December 2001; Chairman of the Board of TriOil Ltd. since August 2004; President of Cascadia International Resources Inc. since June 2003.	Dec 19, 2001	1,526,375[5] 5.4%
Jake Pronk[2] Chairman of the Board, Chief Operating Officer, and Director Calgary, Alberta	President of Promat Resources Inc. since 1987.	Aug 19, 2002	2,131,900 7.5%
Gordon A. Bowerman[1] Director Calgary, Alberta	President of Colonia Corporation since April 2004; President of Cove Resources Ltd. since 1987.	Dec 19, 2001	1,737,711[6] 6.1%
Robert B. Weir [2] Vice-President, Engineering and Director Calgary, Alberta	President of Weir Resource Management since 1981.	Nov 11, 2003	495,000 1.7%
Douglas M. Stuve [1] Director Calgary, Alberta	Partner with Burstall Winger LLP since April 1998.	Apr 29, 2003	46,500 0.2%

Notes:

(1) Member of the Corporation's audit committee.

(2) Proposed member of the Reserves Committee of the Board of Directors.

(3) In addition, an aggregate of 1,751,000 Common Shares are issuable to the directors (as a group) upon exercise of outstanding stock options. See also, "Statement of Executive Compensation", below.

(4) Based on 28,374,254 Common Shares issued and outstanding as of the date of this Information Circular.

(5) Includes 482,125 Common Shares owned by the spouse of Mr. Evaskevich.

(6) Includes 35,000 Common Shares owned by the spouse of Mr. Bowerman.

The proposed directors of the Corporation as a group currently own, or exercise control or direction over, directly or indirectly, 5,937,486 Common Shares, representing 20.9% of the outstanding Common Shares.

III. Appointment of Auditors

Meyers Norris Penny LLP, Charted Accountants of Calgary, Alberta ("**MNP**") were appointed auditors of the Corporation at the last annual and special meeting of shareholders held on April 29, 2003. MNP have been the auditors of the Corporation since June 25, 2002.

The Corporation is proposing to appoint MNP as auditors of the Corporation for the ensuing year, until the next annual meeting of shareholders. Unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting on the appointment of auditors, **it is the intention of the management designees, if named as proxy, to vote the Common Shares represented by any such proxy FOR the appointment of MNP, as auditors of the Corporation at remuneration to be fixed by the Board of Directors.**

IV. Approval of Incentive Stock Option Plan

In August of 2002 the TSX Venture Exchange Inc. (the "Exchange") amended its policies to require that all listed companies adopt a stock option plan. At the Corporation's last annual and special meeting, held on April 27, 2004, the shareholders of the Corporation approved the Corporation's current stock option plan (the "Stock Option Plan"). Under the Stock Option Plan, the Corporation's board of directors may grant up to 10% of the issued number of shares outstanding at the date of the stock option grant. On this basis, the Stock Option Plan has been operated as a "Rolling Plan", which must be approved on an annual basis. Accordingly, shareholders will be asked at the Meeting to vote on a resolution to adopt a Rolling Plan (the "Plan"), for the ensuing year, in the form attached as Schedule "A" hereto.

The Plan provides that the board of directors of the Corporation may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares. The Plan provides for a floating maximum limit of 10% of the outstanding Common Shares, as permitted by the Policies of the Exchange. As at the date hereof, this represents 2,837,425 Common Shares available under the Plan. To date, options to purchase a total of 2,748,000 Common Shares have been issued to directors, officers, employees and consultants of the Corporation.

The number of Common Shares reserved for any one person may not exceed 5% of the outstanding Common Shares. The board of directors determines the price per Common Share and the number of Common Shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The price per Common Share set by the directors is subject to minimum pricing restrictions set by the Exchange.

Options may be exercisable for up to five years from the date of grant, but the board of directors has the discretion to grant options that are exercisable for a shorter period. Options under the Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of Common Shares purchasable by him immediately prior to the time of his cessation of office or employment and he shall have no right to purchase any other Common Shares. Options must be exercised within 90 days of termination of employment or cessation of position with the Corporation, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

A complete copy of the Plan is attached as Schedule "A" to this Information Circular. The Plan is subject to approval by the Exchange and subject to approval by the shareholders of the Corporation, as required by the rules of the Exchange. **If the Plan is not approved by the shareholders, the**

Corporation will have to consider other methods of compensating and providing incentives to directors, officers, employees and consultants.

It is the intention of the management designees, if named as proxy, to vote the Common Shares represented by any such proxy FOR approval of the Plan, unless otherwise directed in the instrument of proxy. At the Meeting, the shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT:

(a) the incentive stock option plan of the Corporation, as described in and attached as Schedule "A" to the Information Circular of the Corporation dated May 17, 2005 be and is hereby ratified and approved; and

(b) any one director or officer of the Corporation be authorized to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or senior officers at this time. However if any other matters properly come before the Meeting it is the intention of the persons named in the instrument of proxy accompanying this Information Circular to vote in accordance with their best judgment of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers

For the purposes of this section, "Named Executive Officer" means an individual who at any time during the fiscal period was (i) the Chief Executive Officer; or (ii) the Chief Financial Officer or an executive officer of the Corporation whose total salary and bonus exceeds $150,000.

As at December 31, 2004, the Corporation had two (2) Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the last three fiscal years ended December 31, 2002, 2003 and 2004, respectively.

Summary Compensation Table

Name and Principal Position	Fiscal Period Ended Dec. 31	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($/yr.)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [3] Payouts ($)	All Other Compensation[1] ($)
James G. Evaskevich	2004	Nil	75,000	Nil	390,000	Nil	Nil	Nil
President and C.E.O.	2003	Nil	Nil	Nil	473,500	Nil	Nil	Nil
	2002	Nil	Nil	Nil	60,000	Nil	Nil	Nil
John F.K. Aihoshi	2004	72,000	5,000	Nil	75,000	Nil	Nil	Nil
Chief Financial Officer	2003	20,000	30,000	Nil	150,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	2,500	Nil	Nil	Nil

Notes:

1. The value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officer.
2. The Named Executive Officers, as a group, hold stock options to acquire an aggregate of 1,151,000 Common Shares; no Common Shares are reserved under SARs. "SARs" means stock appreciation rights.
3. "LTIP" means long-term incentive plan.

Incentive Stock Options

The Corporation's incentive stock option plan is described above under "Particulars of Matters to be Acted On - Approval of Incentive Stock Option Plan".

Option Grants During the Last Financial Year

An aggregate of 465,000 stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2004. The following sets forth information regarding options granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Name	Securities Under Options Granted	% of Total Options Granted in Financial Year	Average Exercise Price ($ security)	Market value of securities Underlying Options on the Date of Grant ($/share)	Expiration Date
James G. Evaskevich	390,000	60.9%	$0.78	$0.78	November 8, 2009
John F.K. Aihoshi	75,000	11.7%	$0.78	$0.78	November 8, 2009

Options Repriced During The Most Recently Completed Financial Year

During the financial year ended December 31, 2004, no options previously granted to the Named Executive Officers were repriced.

Options Repriced in Past Financial Years

No options previously granted to the Named Executive Officers were repriced during the financial year ended December 31, 2004.

Aggregated Options Exercised in the Last Financial Year And Financial Year End Option Values

The following table sets forth, information in respect of all stock options which were exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the financial year-end value of unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options as at Financial Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options(1) Exercisable/Unexercisable ($)
James G. Evaskevich	143,000	180,730	780,500 / 0	0 / 0
John F.K. Aihoshi	Nil	Nil	227,500 / 0	24,972 / 0

Note:
(1) Value is determined by calculating the difference between $0.29, the closing price of the Common Shares on December 31, 2004 and the exercise price of the options, and then multiplying the difference by the number of Common Shares under option at the financial year end.

Long Term Incentive Plans

Other than the Stock Option Plan, the Corporation does not have any pension, retirement or other plans which provide compensation intended to serve as incentive of executive officers for performance to occur over a period longer than one year. There were no long-term incentive awards made to the Named Executive Officers or any directors of the Corporation for the financial year ended December 31, 2004.

Termination of Employment or Change of Control

There is no plan or arrangement in respect of compensation received or that may be received by the Corporation's Named Executive Officers in the most recently completed financial year with a view to compensating such officer in the event of termination of their employment or a change of responsibilities following a change in control.

Other Compensation

Other than as herein set forth, the Corporation has not paid any additional compensation to its Named Executive Officers or any of its directors during the financial year ended December 31, 2004.

Directors' Compensation

Other than being reimbursed by the Corporation for their expenses, the aggregate cash compensation paid to the directors of the Corporation for services rendered in their capacities as directors, during the fiscal year ended December 31, 2004 was nil. The Corporation rewards its directors primarily through incentive stock options.

Disclosure on compensation, including stock options, received by directors who are also Named Executive Officers is disclosed under the heading, "Option Grants During the Last Financial Year", above. The following options were granted to directors, other than the Named Executive Officers, during the year ended December 31, 2004:

Name	Shares Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Jake Pronk	30,000	4.7%	$0.78	$0.78	November 8, 2009
Gordon Bowerman	20,000	3.1%	$0.78	$0.78	November 8, 2009
Robert Weir	30,000	4.7%	$0.78	$0.78	November 8, 2009
Douglas M. Stuve	15,000	2.3%	$0.78	$0.78	November 8, 2009

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There has been no indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the end of the last completed financial year of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any insider of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction during the year ended December 31, 2004, or in any proposed transaction, that has materially affected or would materially affect the Corporation or its subsidiaries.

Douglas M. Stuve, a director of the Corporation is a partner of the law firm Burstall Winger LLP, which firm has provided and continues to provide legal services to the Corporation in the ordinary course of business

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the senior officers of the Corporation and are not to any substantial degree performed by any other person or corporation. Other than the Corporation's directors and senior officers, the Corporation has not engaged any person or company to provide management services to the Corporation.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance improves corporate performance and benefits all Shareholders, and is committed to the highest standards of corporate governance. Although the Common Shares are not listed on the TSX, the Corporation strives to meet or exceed the recommendations contained in the TSX's Company Manual, which includes guidelines for effective corporate governance (the "**TSX Guidelines**"). The TSX Guidelines deal with matters such as the constitution and independence of corporate boards, the functioning of corporate boards, and the effectiveness and education of board members. The Board of Directors believes that the Corporation's corporate governance policies and practices substantially comply with the recommendations set forth in the TSX Guidelines.

General

The focus of the Board of Directors is to provide objective, prudent guidance to the Corporation's management. In developing and supervising implementation of the Corporation's strategic plan, the Board sets objectives for the Chief Executive Officer and the Corporation's senior management. The Corporation is committed to meeting or exceeding the recommendation set out in the TSX Guidelines. In 2004, the Board continued to further its commitment to corporate governance through reviewing existing processes and where appropriate developing new ones. In addition to the Audit Committee, the Board will establish a Reserves Committee in 2005. The Board will continue to ensure an effective process and structure for the management of the Corporation at all levels.

Mandate of the Board

The Board of Directors approved a mandate which includes among other duties and responsibilities: to approve and monitor the strategic, business and financial plans of the Corporation; to supervise performance and succession planning of senior officers; to assess the principal risk factors relating to the business of the Corporation; and to monitor and oversee the integrity of the financial reporting and disclosure. Every Director is required to act honestly and in good faith and in the best interests of the Corporation and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

Board Composition and Committees

The Board is currently comprised of five members of which two are unrelated outside directors. The Board has appointed an Audit Committee and intends to appoint one additional committee: the Reserves Committee. A majority of the members of the Audit Committee are unrelated outside directors, while the Reserves Committee will be comprised of inside (management) directors of the Corporation, who have unique expertise with respect to the mandate of this committee.

Audit Committee

In accordance with the TSX Guidelines, the Board has developed written terms of reference outlining the Audit Committee's roles and responsibilities and which provide appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the Board. The Audit Committee reviews the annual and interim financial statements of the Corporation and makes recommendations to the Board with respect to such statements. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within the Corporation. In accordance with the TSX Guidelines, the Audit Committee is responsible for ensuring that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control. The relevant disclosure in relation to the mandate and composition of and other matters related to the Audit Committee, as required pursuant to Multilateral Instrument 52-110 *Audit Committees*, is set out in Schedule "B", attached hereto.

The Audit Committee met four times in 2004 to fulfill its mandate. In accordance with the TSX Guidelines, the Audit Committee meets with the Corporation's auditors regularly, independent of management, and has direct communication channels with the external auditors to discuss and review specified issues as appropriate.

The Audit Committee is comprised of Messrs. Evaskevich (Chairman), Bowerman and Stuve, a majority of whom are independent and all of whom are financially literate.

Reserves Committee

The Board of Directors intends to appoint a reserves committee after the meeting. The board has established a mandate for the reserves committee, which includes periodic review and updating of the corporation's internal reserves data, meeting with the corporation's independent reserves evaluators, independent of management and reviewing the way the corporation's reserves information is evaluated and presented. It is proposed that the reserves committee will be comprised of Messrs. Evaskevich (Chairman), Pronk and Weir, all of whom have significant experience and expertise in the oil and gas exploration and development industry. The members of the reserves committee will meet with the corporation's independent engineers, review the reserve report, review the corporation's procedures for providing, assembling and reporting information associated with the corporation's oil and gas activities and assist in preparation of required securities law filings related to such matters.

GENERAL

All matters referred to herein for approval by the shareholders require a majority of the votes cast by holders of Common Shares who are present in person or by proxy at the Meeting. The contents and sending of this Information Circular have been approved by the board of directors of the Corporation.

Unless otherwise stated, the information contained herein is given as of the 17th day of May, 2005.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's audited financial statements and accompanying managements' discussion and analysis ("**MD&A**") for the year ended December 31, 2004. The 2004 audited financial statements and MD&A have been mailed to registered shareholders concurrently with the mailing of this Information Circular.

Under National Instrument 54-102, any person or company who wishes to receive interim financial statements from the Corporation may deliver a written request for such material to the Corporation or the Corporation's agent, together with a signed statement that the person or company is the owner of securities of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Corporation's transfer agent, Computershare Trust Company of Canada, 9th Floor Proxy Department., 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Corporation will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.

SCHEDULE "A"
YANGARRA RESOURCES INC.
2005 INCENTIVE STOCK OPTION PLAN

ARTICLE 1
INTERPRETATION

1.1 Supersedes Prior Option Plans

This Plan supersedes and replaces all prior option plans of Yangarra Resources Inc. and all options to acquire Common Shares granted under any such prior option plans shall henceforth be Options governed by and subject to the provisions of this Plan.

1.2 Purpose of Plan

The purpose of the Plan is (i) to encourage and develop the interest of Optionees in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation, thereby more closely aligning the personal interests of such Optionees to that of the shareholders of the Corporation and (ii) to better enable the Corporation and its subsidiaries to compensate, attract, retain and motivate persons of desired experience and ability.

1.3 Definitions

In this Plan, unless there is something in the subject or context inconsistent therewith, the following terms shall have the following meanings:

(a) *"Act"* means the *Securities Act* (Alberta), as amended;

(b) *"Board of Directors"* means the board of directors of the Corporation;

(c) *"Common Share"* means a common share in the capital of the Corporation as constituted on the effective date of this Plan and, after any adjustments pursuant to Section 6.1 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Section 6.1 hereof, the holders of Options are then entitled to receive on the exercise thereof;

(d) "Consultant" has the meaning ascribed thereto in Multilateral Instrument 45-105 Trades to Employees, Senior Officers, Directors and Consultants;

(e) *"Convertible Securities"* means securities issued by the Corporation which entitle the holder to acquire Common Shares;

(f) *"Corporation"* means Yangarra Resources Inc. and any successor or continuing corporation resulting from any form of corporate reorganization;

(g) *"Current Market Price"* means the closing trading price per Common Share on the Exchange on the date preceding the date of the computation, or if such Common Shares are not listed on any stock exchange at a price determined by the Board of Directors. If no trades are reported on the Exchange on such trading day, the trade occurring on the last day on which a trade took place preceding the relevant date will be used in the computation;

(h) *"Exchange"* means, at any time, the TSX Venture Exchange if the Common Shares are listed and posted for trading thereon at such time or, otherwise, any other stock exchange upon which the Common Shares are listed and posted for trading at such time;

(i) *"Exercise Price"* means the price at which a Common Share may be purchased pursuant to the exercise of a Vested Option;

(j) *"Expiry Date"* means the date upon which an Option expires and is of no further force or effect, as may be adjusted pursuant to Article 6 hereof;

(k) *"Option"* means a right to purchase one Common Share that is granted pursuant to this Plan;

(l) *"Option Agreement"* means an agreement between the Corporation and a Participant pursuant to which an Option is granted to such Participant;

(m) *"Optionee"* means a Participant to whom an Option has been granted pursuant to this Plan;

(n) *"Participant"* means, at any time, a person who at such time is at least one of a director, officer or employee of the Corporation or one of its subsidiaries (or a corporation wholly-owned by such person or together with such person's spouse and/or children) or a Consultant;

(o) *"Plan"* means the stock option plan, as amended from time to time;

(p) *"Unvested Option"* means, at any time, an Option that is not exercisable at such time;

(q) *"Vesting Date"* means the date upon which an Unvested Option vests so as to become a Vested Option; and

(r) *"Vested Option"* means, at any time, an Option that is exercisable at such time.

1.4 Number and Gender

In this Plan, unless there is something in the subject or context inconsistent therewith, words importing the singular number include the plural, and vice versa, and words importing the masculine gender include the feminine and neuter genders, and vice versa.

1.5 No Effect on Employment or Retainer

Participation in this Plan by a Participant is entirely voluntary and does not affect the Participant's employment or continued retainer by, or other engagement with, the Corporation or its subsidiaries. Neither this Plan nor the granting to a Participant of an Option hereunder of itself gives such Participant any right to continue to be a director, officer, employee or Consultant of the Corporation or any of its subsidiaries.

None of the terms and conditions governing an Option shall be affected by any change in the terms of the Optionee's employment by or engagement with the Corporation so long as the Optionee continues to be a Participant. The terms of this Plan or any Option Agreement shall not affect in any manner whatsoever the terms or validity of any employment agreement to which the Corporation or any of its subsidiaries is a party.

1.6 No Rights as Shareholder

An Optionee has no rights whatsoever as a shareholder in respect of a Common Share to which such Optionee is entitled upon the valid exercise of a Vested Option unless and until such Optionee has validly exercised such Option and paid the Exercise Price and such Common Share has been issued to such Optionee.

1.7 No Assurance of Value

The Corporation does not assure a profit or protect against a loss upon the exercise of any Option or the subsequent sale of any Common Share acquired thereby. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of any transaction entered into pursuant to this Plan.

1.8 No Limitations on Board of Directors

Nothing contained in this Plan shall or shall be deemed to restrict or in any way limit the rights and powers of the Board of Directors in relation to any allotment and issuance of any securities of the Corporation that are not reserved for issuance hereunder, subject to the regulations of the Exchange.

1.9 No Inconsistencies with Exchange Rules

This Plan is subject to the rules and regulations of the Exchange and any other exchange facility through which the Common Shares may be traded. To the extent that any provision of this Plan conflicts with any such rules and regulations, such rules and regulations shall govern and this Plan shall be deemed to be amended to be consistent therewith, and the Board of Directors of the Corporation be and is hereby authorized and empowered to do all such acts and things and to restate the Plan in accordance with any such deemed amendments without any further action or approval of the shareholders of the Corporation.

ARTICLE 2
ADMINISTRATION OF PLAN

2.1 Board of Directors Responsible

This Plan shall be administered by the Board of Directors. However, the Board of Directors may delegate to a committee thereof or to one or more officers of the Corporation the responsibility for administering the Plan or any portion thereof. Any reference in this Plan to the Board of Directors shall include a reference to such a committee or officer(s), as the case may be.

2.2 Decisions Final and Binding

All decisions and interpretations by the Board of Directors respecting this Plan or Options granted hereunder, including decisions as to adjustments in accordance with Section 6.1, shall, absent bad faith, be final and binding on the Corporation, all Optionees and Participants and their respective successors.

2.3 Regulatory Approvals

The administration of this Plan, including the grant or exercise of any Options pursuant hereto, is subject to receipt by the Corporation of all approvals, advance rulings, exemptions or registrations required or desired under applicable laws and regulations, including all approvals or registrations required by the Exchange or any other exchange facility through which the Common Shares may, from time to time, be traded.

2.4 Maintenance of Records

The Corporation will maintain all records relating to the administration of this Plan as may be necessary or advisable. Upon written request from an Optionee, the Corporation will furnish to that Optionee a statement indicating the number of Options held on such Optionee's behalf.

2.5 Amendments to and Termination of Plan

The Board of Directors may at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms and conditions of this Plan or of any outstanding Options or suspend, discontinue or terminate this Plan or any portion hereof, all provided that, without the prior written consent of an Optionee, no such action shall adversely affect any Options previously granted to such Optionee and in respect of which the conditions of Section 4.3 hereof have been satisfied. Specifically, the Board of Directors shall not require the approval of the Shareholders of the Corporation for the following types of amendments:

(a) amendments of a "housekeeping" nature;

(b) a change to the vesting provisions of the Plan;

(c) a change to the termination provisions of the Plan which does not entail an extension beyond the original Expiry Date; and

(d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

Upon the suspension, discontinuance or termination of this Plan or any portion hereof, any Option granted prior thereto and in respect of which the conditions in Section 4.3 hereof have been satisfied shall remain exercisable in accordance with its terms as specified herein and in the Option Agreement.

ARTICLE 3
RESERVATION AND ISSUANCE OF COMMON SHARES

3.1 Interpretation

In this Article 3, the following terms shall have the following meanings:

(a) *"Associate"* has the meaning assigned by the Act;

(b) *"Available Option Shares"* means the number of Common Shares within the Plan Limit which are available at any time for the grant of Options as set forth in Section 3.2;

(c) *"Insider"* means (i) an insider (as defined in the Act) of the Corporation and (ii) any Associate of any person who is an insider of the Corporation by virtue of sub-paragraph (i);

(d) *"Outstanding Common Shares"* means, at any time, the number of Common Shares issued and outstanding on a non-diluted basis at such time; and

(e) *"Plan Limit"* means, at any time, the aggregate number of Common Shares that may be issued or reserved for issuance pursuant to this Plan (as provided in Section 3.2 and subject to adjustment as set forth in Section 3.2).

3.2 Common Shares Subject to Options

The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the Plan at any time plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by the Corporation shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall automatically increase or decrease as the number of issued and outstanding Common Shares changes (including as a result of Option exercises). The Options granted under the Plan, together with all of the Corporation's other previously established stock option plans or grants, shall not result at any time in:

(a) the number of Common Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Common Shares;

(b) the grant to Insiders within a 12 month period, of a number of Options exceeding 10% of the outstanding Common Shares; or

(c) the grant to any one (1) Optionee within a 12 month period, of a number of Options exceeding 5% of the issued and outstanding Common Shares.

Subject to the Exchange Company Manual, the aggregate number of Common Shares reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares determined at the date of grant (or 2% of the issued and outstanding Common Shares in the case of an Optionee who is a Consultant or an Employee conducting Investor Relations Activities (as such terms are defined in the Exchange Company Manual)).

Appropriate adjustments shall be made as set forth in Section 6 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

ARTICLE 4
GRANT OF OPTIONS

4.1 Discretionary Grants of Options

The Board of Directors may from time to time and in its discretion grant a specified number of Options to any one or more Participants. At the time of grant, the Board of Directors shall fix the following terms in respect of each grant of Options to each Participant:

(a) the Exercise Price(s) thereof;

(b) the Vesting Date(s) applicable thereto; and

(c) the Expiry Date(s) thereof.

The Board of Directors may also fix such other terms and conditions of the Option Agreement, not inconsistent with this Plan, as the Board of Directors in its discretion may determine.

4.2 Limitations on Terms of Options

The terms fixed by the Board of Directors in respect of a grant of Options shall be subject to the following conditions:

(a) the Expiry Date of an Option shall be no later than ten (10) years from the date of grant of such Option;

(b) the Option shall not be assignable or transferable and shall be exercisable only by the Optionee or such Optionee's estate; and

(c) the Exercise Price of any Option will be fixed by the Board of Directors when such Option is granted and will be no lower than the Current Market Price.

4.3 Conditions Precedent to Effectiveness of Options

The grant of an Option to a Participant is conditional and is of no force and effect until the following conditions shall have been satisfied:

(a) all regulatory approvals have been obtained; and

(b) an Option Agreement has been duly executed by the Corporation and delivered to such Participant.

4.4 Execution and Delivery of Option Agreement

An Option Agreement shall be in such form as the Board of Directors may from time to time approve. An Option Agreement may be executed and delivered for and on behalf of the Corporation by either the President or a Vice-President of the Corporation or such other officer of the Corporation who may be identified for such purpose by the Board of Directors.

ARTICLE 5
EXERCISE OF OPTIONS

5.1 Exercise of Vested Options

Subject to Section 5.5 hereof, a Vested Option may be exercised by delivery from the Optionee to the Corporation, at its principal business office in Calgary, Alberta, of a written notice of exercise ("Exercise Notice"), in a form acceptable to the Board of Directors, that specifies the number of Common Shares with respect to which such Vested Option is being exercised, together with payment in full of the Exercise Price for the Common Shares that are being purchased pursuant to such exercise.

5.2 Conditions Precedent to Issuance of Common Shares Upon Exercise

If at any time the Board of Directors determines that any registration, qualification, consent, approval or undertaking is necessary under applicable law or regulatory requirement as a condition of the issuance of any Common Shares upon the exercise of Vested Options, then the issuance of such Common Shares shall not be made unless and until such registration, qualification, consent, approval or undertaking has been obtained free of any condition not acceptable to the Board of Directors.

5.3 Issuance of Common Shares Upon Exercise

Upon the exercise of Vested Options, the Corporation shall deliver or cause to be delivered to the Optionee a certificate registered in the name of such Optionee or designee representing the number of Common Shares to which the Optionee is entitled upon such exercise. Such certificate may have a legend reflecting any restrictions on resale under applicable law.

Common Shares issued upon the exercise of Vested Options shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require further approval of the Board of Directors and shall be deemed to have occurred on the date that the related Options were exercised.

5.4 Restrictions on Resale of Common Shares

Any trade of the Optionee in any Common Shares issued to such Optionee pursuant to the exercise of Vested Options, including any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of such Common Shares, is subject to such regulatory approvals and other restrictions under applicable securities laws as may be applicable at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in the Common Shares so acquired upon the exercise of Vested Options.

5.5 Prohibition on Exercise of Vested Options

Notwithstanding any other provision of this Plan or any Option Agreement, no Common Share shall be issued upon the exercise of a Vested Option where such issuance would result in a violation of Article 3.

ARTICLE 6
ADJUSTMENTS TO TERMS OF OPTION AGREEMENTS

6.1 Alteration in Common Shares

In the event of:

(a) any subdivision or change of the Common Shares of the Corporation into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of an Option, such additional number of Common Shares as would have resulted from such subdivision or change;

(b) any consolidation or change of the Common Shares of the Corporation into a lesser number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of an Option, such lesser number of Common Shares as would have resulted from such consolidation or change;

(c) any reclassification of the Common Shares of the Corporation or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the Outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, an Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such Optionee was theretofore entitled under exercise of an Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer.

6.2 Vesting on Death

In the event of an Optionee's death, all of the Unvested Options granted to the Optionee will vest on the day immediately preceding the date of such Optionee's death and the Optionee's estate will have the right, for a period of 180 days thereafter, to exercise all of the unexercised Options. Options not exercised within the said 180 day period will automatically terminate.

6.3 Vesting on Disability

In the event an Optionee becomes entitled to long-term disability payments pursuant to the Corporation's disability insurance program (or if not a participant in such program, would have been entitled to such payments if the Optionee had been a participant in such program), all of the Unvested Options held by the Optionee will vest on the day immediately preceding the day on which the Optionee becomes entitled to long-term disability payments and the Optionee will have the right, for a period of 180 days thereafter, to exercise all of the Options unexercised. Options not exercised within the said 180 day period will automatically terminate.

6.4 Vesting on Retirement

If an Optionee retires pursuant to a retirement policy approved by the Board of Directors, all of the Unvested Options held by the Optionee will vest on the day immediately preceding the date of such Optionee's retirement and the Optionee will have the right, for a period of 90 days thereafter, to exercise all of the unexercised Options. Options not exercised within the said 90 day period will automatically terminate.

6.5 Exercised on Resignation or Termination

If an Optionee resigns from the Corporation or is terminated by the Corporation (with or without cause), or in the case of a Consultant Optionee, their contract with the Corporation expires, such Optionee's Unvested Options will immediately terminate and be of no further force and effect provided, however, the resigning or terminated Optionee may, subject to the Expiry Date, for a period of 90 days from the date of resignation or termination exercise such Optionee's Vested Options not previously exercised on the date of resignation or termination.

6.6 Vesting on Change of Control

If the Board of Directors so determines, all of the Unvested Options held by an Optionee will vest and become Vested Options preceding an event which would result in a Change of Control (as hereinafter defined) and the Optionee will have the right, for such period as the directors may specify, to exercise all of such Optionee's unexercised Options. Options not exercised within the said period will terminate.

For the purposes of this clause, "Change of Control" of the Corporation will include and be interpreted as including the following events and circumstances:

(a) the purchase or acquisition of Common Shares or Convertible Securities by a Person (as hereinafter defined) which results in the Person beneficially owning, or exercising control or direction over, Common Shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Person, the Person would beneficially own, or exercise control or direction over, Common Shares carrying the right to cast more than 50% of the votes attaching to all Common Shares which may be cast to elect directors of the Corporation; or

(b) approval by the shareholders of the Corporation of: (i) an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; (ii) the liquidation, dissolution or winding-up of the Corporation; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

For the purposes of this clause, "Person" means: (a) an individual; (b) a partnership; (c) a corporation, an incorporated association, an incorporated syndicate or any other incorporated organization; (d) an unincorporated association, an unincorporated syndicate or any other unincorporated organization; (e) a trust: (f) a trustee, an executor, an administrator or any other legal representative; or (g) Her Majesty in right of Canada or any province thereof. Where any two or more Persons acting jointly or in concert or are Persons associated or affiliated with each other, within the meaning of the *Business Corporations Act* (Alberta), then the Common Shares and Convertible Securities acquired by each of them will be included in the calculation of a Change of Control.

For the purposes of determining when a Change of Control occurs by Persons acting jointly or in concert, Change of Control will be deemed to occur when the Persons first attempt to act, or in fact act, jointly or in concert.

For the purposes of determining who has made an acquisition referred to in this clause, it will be construed and interpreted as being the beneficial owner.

In the event that the Board of Directors decides that there has been a Change of Control and determines to accelerate the vesting of Options, the Optionee or such Optionee's legal representatives will be given written notice by the Corporation of the Change of Control and acceleration of options in accordance with the provisions of this Plan and the period to exercise Options will commence on the day notice is given.

ARTICLE 7
GENERAL

7.1 Governing Law

This Plan and each Option granted under this Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to this Plan shall be treated in all respects as an Alberta contract.

7.2 Enurement

This Plan and any Option Agreement entered into pursuant hereto shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement is not transferable or alienable by the Optionee either by assignment or in any other manner and, during such Optionee's lifetime, is vested only in such Optionee, but, subject to the terms hereof and of the Option Agreement, shall enure to the benefit of and be binding upon such Optionee's legal personal representatives.

7.3 Conflict

In the event of a conflict between the terms of this Plan and an Option Agreement, the terms of this Plan shall prevail.

7.4 Waiver

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless it is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

7.5 Time is of the Essence

Time is of the essence of this Agreement.

ARTICLE 8
EFFECTIVE DATE

8.1 Effective Date

This Plan is effective as and from May 17, 2005. Notwithstanding the effective date of this Plan, no Common Shares may be issued pursuant to the exercise of Options granted pursuant to this Plan unless and until this Plan has been approved by the shareholders of the Corporation at a meeting duly called for that purpose and all regulatory approvals have been obtained.

SCHEDULE "B"
YANGARRA RESOURCES INC.
FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

ITEM 1: THE AUDIT COMMITTEE'S CHARTER (the "Charter")

PURPOSE

The overall purpose of the Audit Committee (the "Committee") of Yangarra Resources Inc. (the "Corporation") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Corporation's board of directors (the "Board") that through the involvement of the Committee, the external audit will be conducted independently of the Corporation's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Corporation. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Corporation's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1) The Committee shall consist of at least three members of the Board.

(2) At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Corporation. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4) Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1) The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Corporations accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c) to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

i. contents of their report;

ii. scope and quality of the audit work performed;

iii. adequacy of the Corporation's financial and auditing personnel;

iv. co-operation received from the Corporation's personnel during the audit;

v. internal resources used;

vi. significant transactions outside of the normal business of the Corporation;

vii. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Committee is also charged with the responsibility to:

(a) review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

i. the annual report to shareholders;

ii. the annual information form, if required;

iii. annual and interim management's discussion and analysis;

iv. prospectuses;

v. news releases discussing financial results of the Corporation; and

vi. other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Corporation's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the internal and external auditors.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are James G. Evaskevich, Gordon Bowerman and Douglas M. Stuve. Messrs. Bowerman and Stuve are considered to be independent and all Committee members are considered to be financially literate. "Independent" and "financially literate" have the meaning used in Multilateral Instrument 52-110 ("52-110") of the Canadian Securities Administrators.

ITEM 3: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Meyers Norris Penny LLP, Chartered Accountants) not adopted by the Board.

ITEM 4: RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 5: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to formulated and adopted. Subject to the requirements of the instrument, the engagement of non-audit services is considered by the Board , and where applicable by the audit committee, on a case by case basis.

ITEM 6: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the last two fiscal years is as follows:

	FYE 2003 ($)	FYE 2004 ($)
Audit fees for the year ended	23,175	27,200
Audit related fees	820	5,600
Tax fees	2,350	1,000
All other fees (non-tax)	2,000	5,745
Total Fees:	**28,345**	**39,545**

ITEM 7: EXEMPTION

In respect of the most recently completed financial year, the Corporation is relying on the exemption set out in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.